As submitted confidentially to the Securities and Exchange Commission on August 17, 2017.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLUEGREEN CORPORATION

(Exact name of registrant as specified in its charter)

Florida	7011	03-0300793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shawn B. Pearson

President and Chief Executive Officer

Bluegreen Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street, Suite 2200 Miami, Florida 33130 (305) 789-3200	Christopher D. Lueking, Esq. Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of the additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2017

IPO PRELIMINARY PROSPECTUS

       Shares

Common Stock

This is the initial public offering of Bluegreen Vacations Corporation. We are offering      shares of our common stock and the selling shareholder identified in this prospectus is offering      shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling shareholder. We anticipate that the initial public offering price of our common stock will be between $      and $      per share.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “BXG.”

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

(1) See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters a 30-day option to purchase up to an additional           shares of common stock from us at the initial public offering price less underwriting discounts and commissions.

Following this offering, we will be a “controlled company” within the meaning of the listing standards of the New York Stock Exchange. See “Management―Controlled Company.”

The underwriters expect to deliver the shares of common stock to purchasers on      , 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Stifel	Credit Suisse

The date of this prospectus is      , 2017.

You should rely only on the information contained in this prospectus. Neither we, the selling shareholder nor any of the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date hereof, regardless of the time of delivery or of any sale of common stock.

Except as otherwise noted herein or the context otherwise requires, (i) references in this prospectus to “Bluegreen,” “Bluegreen Vacations,” “Company,” “we,” “us” and “our” refer to Bluegreen Vacations Corporation, a Florida corporation, and its subsidiaries, and (ii) all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Through and including          , 2017 (the 25th day after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

For investors outside the United States: Neither we, the selling shareholder nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus outside the United States.

MARKET AND INDUSTRY DATA

Market and industry data used in this prospectus have been obtained from our internal surveys, industry publications, unpublished industry data and estimates, discussions with industry sources and other currently available information. The sources for this data include, without limitation, the American Resort Development Association. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified such data. Similarly, our internal surveys, while believed by us to be reliable, have not been verified by any independent sources. Accordingly, such data may not prove to be accurate. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to use a number of registered and common law trademarks, trade names and service marks in connection with our business, including, but not limited to, Bluegreen, Bluegreen Resorts, Bluegreen Vacations, Bluegreen Traveler Plus, Bluegreen Vacation Club, Bluegreen Wilderness Club at Big Cedar and the Bluegreen Logo. This prospectus also refers to trademarks, trade names and service marks of other organizations. World Golf Village is registered by World Golf Foundation, Inc. Big Cedar and Bass Pro Shops are registered by Bass Pro Trademarks, LP. Ascend, Ascend Hotel Collection, Ascend Resort Collection, Choice Privileges, Comfort Inn, Comfort Suites, Quality, Sleep Inn, Clarion, Cambria, MainStay Suites, Econo Lodge and Rodeway Inn are registered by Choice Hotels International, Inc. Suburban Extended Stay Hotel is registered by Suburban Franchise Systems, Inc. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus appear without the ® and ™ symbols, but such references are not intended to indicate in any way that we or the owner will not assert, to the fullest extent under applicable law, all rights to such trademarks, trade names and service marks.

USE OF NON-GAAP FINANCIAL MEASURES

This prospectus includes discussions of financial measures that are not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”), including Adjusted EBITDA and system-wide sales of VOIs, net. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of the non-GAAP financial measures to the most closely comparable GAAP financial measures and our reasons for providing non-GAAP financial measures in this prospectus. The non-GAAP financial measures should not be considered as alternatives to other measures of financial performance derived in accordance with GAAP. In addition, our definition of the non-GAAP financial measures may not be comparable to similarly titled measures used by other companies.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our Company, the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before making an investment decision. Read this entire prospectus carefully, especially the risks described under “Risk Factors.”

Bluegreen Vacations

We are a leading vacation ownership company that markets and sells vacation ownership interests (“VOIs”) and manages resorts in top leisure and urban destinations. Our resort network includes 42 Club Resorts (resorts in which owners in the Bluegreen Vacation Club (“Vacation Club”) have the right to use most of the units in connection with their VOI ownership) and 24 Club Associate Resorts (resorts in which owners in our Vacation Club have the right to use a limited number of units in connection with their VOI ownership). Our Club Resorts and Club Associate Resorts are primarily located in popular, high-volume, “drive-to” vacation locations, including Orlando, Las Vegas, Myrtle Beach and Charleston, among others. Through our points-based system, the approximately 210,000 owners in our Vacation Club have the flexibility to stay at units available at any of our resorts and have access to almost 11,000 other hotels and resorts through partnerships and exchange networks. We have a robust sales and marketing platform supported by exclusive marketing relationships with nationally-recognized consumer brands, such as Bass Pro and Choice Hotels, which drive sales within our core demographic.

Historically, our business consisted of the sale of VOIs in resorts that we developed or acquired (“developed VOI sales”). While we continue to conduct such sales and development activities, we now also derive a significant portion of our revenue from our capital-light business model, which utilizes our expertise and infrastructure to generate both VOI sales and recurring revenue from third parties without the significant capital investment generally associated with the development and acquisition of resorts. Our capital-light business activities include sales of VOIs owned by third-party developers pursuant to which we are paid a commission (“fee-based sales”) and sales of VOIs that we purchase under just-in-time (“JIT”) arrangements with third-party developers or from secondary market sources. In addition, we provide other fee-based services, including resort management, mortgage servicing, title services and construction management. We also offer financing to qualified VOI purchasers, which generates significant interest income.

(1)	Excludes “Other Income, Net.”

Our Vacation Club has grown from approximately 170,000 owners as of December 31, 2012 to approximately 210,000 owners as of July 31, 2017. We primarily serve a demographic underpenetrated within the vacation ownership industry, as the typical Vacation Club owner has an average annual household income of approximately $75,000 as compared to an industry average of $90,000. According to the most recent U.S. census data, households with an annual income of $50,000 to $100,000 represents the largest percentage of the total population (approximately 29%). We believe our ability to effectively scale our transaction size to suit our customer, as well as our high-quality, conveniently-located, “drive-to” resorts are attractive to this targeted demographic.

1

The Vacation Ownership Industry

The vacation ownership, or timeshare, industry is one of the fastest growing segments of the global travel and tourism sector. Compared to hotel rooms, vacation ownership units typically offer more spacious floor plans and residential features, such as living rooms, fully-equipped kitchens and dining areas. Compared to owning a vacation home in its entirety, the key advantages of vacation ownership products typically include a lower up-front acquisition cost and annual expenses, resort-style features and services and, often, an established infrastructure to exchange usage rights for stays across multiple locations. VOI sales have grown 800% over the last 30 years with more than 9.2 million families (approximately 6.9% of U.S. households) owning at least one VOI in 2016. We believe that this growth has been driven by the benefits of VOI ownership and the entrance of globally recognized lodging and entertainment brands into the vacation ownership industry.

The U.S. vacation ownership industry experienced a contraction in sales as a result of the overall economic recession in 2008 and 2009, during which time we and many other vacation ownership companies and resort developers reduced liquidity needs by managing businesses at lower tour flow and sales levels. Increasing demand for VOIs and favorable macroeconomic trends, including increased discretionary income, improving consumer confidence and a shifting preference among consumers for increased spending on leisure, have led to strong industry growth since 2009. However, because sales remain below the peak level reached in 2007, we believe there remains sustained opportunity for additional growth.

While the majority of VOI owners are over the age of 50, new owners are an average of approximately 10 years younger, with 39% between the ages of 35 and 49 and 30% under the age of 35. VOI owners have an average household income of $90,000, 90% of VOI owners own their own home and 67% of VOI owners are college graduates.

Our Product

Since entering the vacation ownership industry in 1994, we have generated over 582,000 VOI sales transactions, including over 99,000 fee-based sales transactions. Vacation Club owners receive an annual or biennial allotment of “points” in perpetuity that may be used to stay at any of our 42 Club Resorts and 24 Club Associate Resorts, with the number of points required for a stay at a resort varying depending on a variety of factors, including resort location, size of the unit, vacation season and the days of the week. Subject to certain restrictions and fees, Vacation Club owners are typically allowed to carry over any unused points for one year and to “borrow” points from the next year. See “Business–Our Product” for additional information regarding the resorts within our Vacation Club and various other lodging and vacation opportunities available to our Vacation Club owners, as well as a more detailed overview of our product and business offerings.

Our VOI sales include:

•      Fee-based sales of VOIs owned by third-party developers pursuant to which we are paid a commission (generally in an amount equal to 65-75% of the VOI sales price);

•      JIT sales of VOIs we acquire from third-party developers in close proximity to when we intend to sell such VOIs;

•      Secondary market sales of VOIs we acquire from homeowners associations (“HOAs”) or other owners; and

•      Developed VOI sales, or sales of VOIs in resorts that we develop or acquire (excluding inventory acquired pursuant to JIT or secondary market arrangements).

2

Our Competitive Strengths

Leading operator of “drive-to” locations. Our Vacation Club resorts, together with the 43 resorts within the direct-exchange network (“direct-exchange”) that are available to Vacation Club owners who choose to join the Bluegreen Traveler Plus program (“Traveler Plus”), provide a broad and comprehensive offering of resort and urban destinations across the United States and the Caribbean. Our resorts are primarily “drive-to” resort destinations, with approximately 85% of our Vacation Club owners living within a four-hour drive of at least one of our resorts. Our resorts typically feature condominium-style accommodations with amenities such as fully equipped kitchens, Wi-Fi internet access, entertainment centers and in-room laundry facilities, providing a home away from home for our Vacation Club owners. In addition, our resorts typically include numerous amenities such as clubhouses (including a pool, game room, exercise facilities and lounge) and offer hotel-type staff and concierge services.

Capital-efficient and flexible business model. Our business model is designed to give us flexibility to capitalize on opportunities and quickly adapt to changing market environments to achieve sustained growth while maximizing earnings and cash flow. Our fee-based sales and JIT sales provide us with revenues where we are not at risk for development financing and have no capital requirements, thereby increasing our return on invested capital (“ROIC”). Secondary market sales generally reduce our cost of sales because the VOI inventory sold in connection with secondary market sales is typically acquired by us at a greater discount to retail price compared to developed VOI sales and JIT sales. We have the ability to adjust our targeted mix of capital-light VOI sales vs. developed VOI sales, sales to new customers vs. sales to existing Vacation Club owners, and cash sales vs. financed sales. While we may from time to time pursue opportunities that impact our short-term results, our long-term goal is to achieve sustained growth while maximizing earnings and cash flow.

Access to Inventory. As of December 31, 2016, we owned completed VOI inventory with an estimated retail sales value of approximately $548 million (excluding inventory not intended for sale in the near-term, including model units) and through fee-based and JIT arrangements had access to additional completed VOI inventory with an estimated retail sales value of approximately $489 million. Based on current estimates and expectations, we believe this inventory, combined with inventory being developed by us or our third-party developer clients, and inventory that we may reacquire in connection with mortgage and maintenance fee defaults, can support our VOI sales at our current levels for over four years.

Large and growing loyal, high quality owner base. The number of Vacation Club owners has increased at a 5% compound annual growth rate (“CAGR”) between 2012 and 2016, from approximately 170,000 owners as of December 31, 2012 to approximately 208,000 owners as of December 31, 2016. As of July 31, 2017, there were approximately 210,000 owners in our Vacation Club. Our Vacation Club owners’ satisfaction with, and loyalty to, our Vacation Club drives our high-margin VOI sales to existing Vacation Club owners, with these sales accounting for 46% and 49% of our system-wide sales of VOIs, net for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively. Further, the customers to whom we provided financing in connection with their VOI purchases during 2016 had a weighted-average FICO score after a 30-day, “same as cash” period from the point of sale of 712. We generally do not originate financing to customers with FICO scores below 575.

Long-term stable recurring revenue streams. We earn fees for providing resort management services to resorts and our Vacation Club. As of June 30, 2017, we provided management services to 47 resorts and our Vacation Club through contractual arrangements with HOAs and had a 100% renewal rate on management contracts from our Club Resorts. We believe our management contracts yield highly predictable cash flows without the traditional risks associated with hotel management contracts that are linked to daily rate or occupancy. In connection with the management services provided to our Vacation Club, we manage the reservation system and provide owner, billing and collection services. In addition to resort and club management services, we provide other fee-based services that produce revenues without significant capital investment, including providing title and escrow services for fees in connection with closing of VOI sales, and generating fees for mortgage servicing and construction management services from third-party developers.

3

Relationships with Bass Pro. We have an exclusive marketing agreement with Bass Pro, a nationally-recognized retailer of fishing, marine, hunting, camping and sports gear, that provides us with the right to market and sell vacation packages at kiosks in each of Bass Pro’s retail locations, as well as the right to market in Bass Pro catalogs and on its website. Additionally, we have the right to access Bass Pro’s customer database which consists of loyal customers that strongly match our core customer demographic. We sold vacation packages in 71 of Bass Pro’s stores as of December 31, 2016. VOI sales to prospects and leads generated by the agreement with Bass Pro accounted for approximately 16% and 15% of our VOI sales volume for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively. Our marketing alliance with Bass Pro originated in 2000, has been renewed twice and currently runs through 2025.

In addition to our marketing agreement with Bass Pro, we have a joint venture with an affiliate of Bass Pro, Bluegreen/Big Cedar Vacations LLC (“Bluegreen/Big Cedar Vacations”), in which we own a 51% interest and an affiliate of Bass Pro owns the remaining 49% interest. Our Vacation Club owners have access to Bluegreen/Big Cedar Vacations’ resorts, which consist of three premier wilderness-themed resorts, including a 40-acre resort overlooking Table Rock Lake and the surrounding Ozarks. At Bluegreen/Big Cedar Vacations resorts, Vacation Club owners can enjoy a 9,000 square foot clubhouse, lazy river and a rock-climbing wall, in addition to full access to the amenities and recreational activities of Big Cedar Lodge.

Strong corporate marketing partnerships driving robust tour flow. In addition to our relationship with Bass Pro, our sales and marketing platform utilizes a variety of other methods to drive tour flow, including marketing alliances with other nationally-recognized brands, lead generation initiatives at high-traffic venues and events, telemarketing calls and existing customer referrals. As of December 31, 2016, we had a pipeline of over 230,000 marketing vacation packages sold, which generally require attendance at a sales presentation held at one of our sales centers. Vacation packages typically convert to sales tours at a rate of 57%. We have an exclusive strategic relationship with Choice Hotels which enables us to leverage Choice Hotels’ brands, customer relationships and marketing channels to sell vacation packages. We also generate leads and sell vacation packages through our relationships with various other retail operators and entertainment providers. As of December 31, 2016, we had kiosks in 31 outlet malls, strategically selected based on proximity to major vacation destinations and strong foot traffic of consumers matching our core demographic. In addition, as of December 31, 2016, we had lead generation operations in over 300 locations.

Experienced management team and engaged associates. Our core executive team includes Shawn B. Pearson, who joined us as our Chief Executive Officer and President in February 2017, Anthony M. Puleo, who joined us in 1997 and has served as our Chief Financial Officer since 2005 and as President of Bluegreen Treasury Services since 2010, and David L. Pontius, who joined us in 2007 and has served as President of Bluegreen Services since 2008 and as Executive Vice President and Chief Strategy Officer since 2010. These executives, together with the other members of our senior management, lead our workforce of over 5,700 employees and have a proven background in growing businesses, improving their profitability and successfully leading them through various economic cycles, including, with respect to Mr. Pontius and Mr. Puleo, the development of our capital-light business model in 2008.

Our Core Operating and Growth Strategies

Grow VOI sales. We intend to utilize our proven sales and marketing platform to continue our strong history of VOI sales growth through the expansion of existing alliances, continued development of new marketing programs and sales to our existing Vacation Club owners. We believe there are a number of opportunities within our existing marketing alliances to drive future growth, including the expansion of our marketing efforts with Bass Pro and Choice Hotels. In addition to existing programs, we plan to utilize our sales and marketing expertise to continue to identify marketing relationships with other nationally-recognized brands that resonate with our core demographic. We also actively seek to sell additional VOI points to existing Vacation Club owners, which are generally higher-margin sales as compared to sales to new customers as sales to existing owners typically involve significantly lower marketing costs and have higher conversion rates. We are also committed to continually expanding and updating our sales offices to more effectively convert tours generated from our marketing programs into sales. We continue to identify high-traffic resorts where we believe increased investment in sales office infrastructure will yield strong sales results.

4

Continue to enhance the Vacation Club experience. We believe our Vacation Club offers owners exceptional value. Our Vacation Club offers owners access to our 42 Club Resorts and 24 Club Associate Resorts in premier vacation destinations, as well as access to approximately 11,000 other hotels and resorts and other vacation experiences such as cruises through partnerships and exchange networks. We continuously seek new ways to add value and flexibility to our Vacation Club and enhance the vacation experience of our Vacation Club owners, including the addition of new destinations, the expansion of our exchange programs and the addition of new partnerships to offer increased vacation options. We also continuously improve our technology, including websites and applications, to enhance our Vacation Club owners’ experiences. We believe this focus, combined with our high-quality customer service, will continue to enhance the Vacation Club experience, driving sales to new customers and additional sales to existing Vacation Club owners.

Grow our high margin, cash generating businesses. We seek to continue to grow our ancillary businesses, including resort management, title services and loan servicing. We believe these businesses can grow with little additional investment in our corporate infrastructure and will produce high margin revenues.

Increase sales and operating efficiencies across all customer touch-points. We actively seek to improve our operational execution across all aspects of our business. In our sales and marketing platform, we utilize a variety of screening methods and data-driven analyses to attract high quality prospects to our sales offices in an effort to increase sales volume per guest (“VPG”). We also continue to test new and innovative methods to generate sales prospects with a focus on increasing cost efficiency. In connection with our management services and consumer financing activities, we will continue to leverage our size, infrastructure and expertise to increase operating efficiency and profitability. In addition, as we expand, we expect to gain further operational efficiencies by streamlining our support operations such as call centers, customer service, administration and information technology.

Maintain operational flexibility while growing our business. We believe we have built a flexible business model that allows us to capitalize on opportunities and quickly adapt to changing market environments. We intend to continue to pursue growth through a balanced mix of capital-light sales vs. developed VOI sales, sales to new customers vs. sales to existing Vacation Club owners and cash sales vs. financed sales. While we may from time to time pursue opportunities that impact our short-term results, our long-term goal is to achieve sustained growth while maximizing earnings and cash flow.

Pursue strategic transactions. With a disciplined approach to capital allocation, we expect to continue to pursue acquisitions that meet our high quality standards and that we believe will provide value to our Vacation Club owners or drive increased tour flow and sales. We may seek acquisitions of resort assets, sales and marketing platforms, management companies and contracts, and other assets, properties and businesses, including where we believe significant synergies and cost savings may be available. We may choose to pursue acquisitions directly or in partnership with third-party developers or others, including pursuant to arrangements where third-party developers purchase the resort assets and we sell the VOIs in the acquired resort on a commission basis. We have a long history of successfully identifying, acquiring and integrating complementary businesses, and our flexible sales and marketing platform enables us to complete these transactions in a variety of economic conditions.

Certain Risks Related to Our Business

Investing in our common stock involves risks. There are a number of risks you should carefully consider before making an investment decision, including those described in “Risk Factors” beginning on page 13 and elsewhere in this prospectus. These risks include, among others, that:

•	unfavorable general economic conditions could adversely affect our business, and deterioration in conditions in the United States and globally could result in decreased demand for VOIs and our ability to obtain future financing;

•	our revenues are highly dependent on the travel industry and declines in or disruptions to the travel industry may adversely affect us;

•	the vacation ownership industry in which we operate is highly competitive, and we may not be able to compete effectively;

•	our substantial level of indebtedness and the terms of our debt covenants could adversely affect us, and we may incur additional indebtedness in the future;

5

•	our business plan has historically depended on our ability to sell, securitize or borrow against the consumer loans that we generate, and our liquidity, financial condition and results of operations would be adversely impacted if we are unable to do so in the future;

•	we are subject to extensive regulation relating to the marketing and sale of VOIs and collection of customer loans; and

•	Woodbridge Holdings, LLC (“Woodbridge”), our sole shareholder prior to this offering, will continue to control us immediately following this offering, and the interests of Woodbridge, Woodbridge’s sole member, BBX Capital Corporation (NYSE:BBX) (“BBX Capital”), and the controlling shareholders of BBX Capital, Alan B. Levan and John E. Abdo, who also serve as both our and BBX Capital’s Chairman and Vice Chairman, respectively, may conflict with our interests or the interests of our other shareholders.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

•	reduced financial disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding advisory votes on executive compensation or shareholder approval of golden parachute payments; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one Annual Report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the exemptions available to emerging growth companies. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

The JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

Effect of this Offering

           shares of our common stock are being offered in this offering, with           shares being offered by us and               shares being offered by Woodbridge, our sole shareholder prior to this offering and a wholly-owned subsidiary of BBX Capital (NYSE: BBX). We will not receive any of the proceeds from the sale of shares of our common stock in this offering by Woodbridge.

6

Assuming an initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, immediately following this offering, our public shareholders will hold approximately      % of our outstanding common stock (or      % if the underwriters exercise their option to purchase additional shares in full) and Woodbridge will hold approximately      % of our outstanding common stock (or      % if the underwriters exercise their option to purchase additional shares in full).

Our Organization

We were organized in 1985 as a Massachusetts corporation named Patten Corporation, primarily focused on retail land sales to consumers. In 1994, we entered into the vacation ownership industry. In 1996, we changed our name to Bluegreen Corporation. From 1986 through April 2, 2013, our common stock was publicly listed and traded on the New York Stock Exchange (the “NYSE”). On April 2, 2013, Woodbridge acquired all of the shares of our common stock not previously owned by it, and we became a wholly-owned subsidiary of Woodbridge. Woodbridge is a wholly-owned subsidiary of BBX Capital (NYSE: BBX), a Florida-based publicly traded diversified holding company. On March 10, 2014, we were redomiciled from a Massachusetts corporation to a Florida corporation. On           , 2017, we changed our name to Bluegreen Vacations Corporation.

Our Corporate Information

Our principal executive offices are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. Our telephone number is (561) 912-8000. Our website address is www.bluegreenvacations.com. The information contained on or accessible through our website is not a part of, or incorporated by reference into, this prospectus, and you should not consider such information in making an investment decision.

7

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling shareholder	shares

Option to purchase additional common stock	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full)

Use of proceeds

We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $     million, assuming an initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus). We will not receive any proceeds from the sale of common stock by the selling shareholder.

We intend to use the proceeds from this offering for working capital, potential acquisitions and development of VOI properties, sales and marketing activities, general and administrative matters, other capital expenditures and general corporate purposes, which may include the repayment of indebtedness. See “Use of Proceeds.”

Dividend policy	We intend to pay quarterly cash dividends on our common stock of $ per share. However, any dividends will be at the discretion of our board of directors and will be subject to applicable law and contractual restrictions, including restrictions contained in our credit facilities, and our financial condition, results of operations, available cash, capital requirements, general business conditions and prospects and other factors that our board of directors may deem relevant.

Proposed NYSE symbol	“BXG”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 for a discussion of some of the factors you should carefully consider before making an investment decision.

Except as otherwise noted herein, the information in this prospectus assumes: (i) the filing and effectiveness of our Amended and Restated Articles of Incorporation and the effectiveness of our Fourth Amended and Restated Bylaws, in each case, immediately prior to the completion of this offering; (ii) an initial public offering price of $                per share of common stock (the midpoint of the range set forth on the cover of this prospectus); and (iii) no exercise by the underwriters of their option to purchase additional shares.

8

Summary Historical Consolidated Financial and OTHER Data

(dollars in thousands, except per share and per guest data)

The following tables summarize our consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2016 and 2015 and the summary consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2017 and 2016, and the summary consolidated balance sheet data as of June 30, 2017 and 2016, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in our opinion, all adjustments, which include normal recurring adjustments, that we consider necessary for a fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of the results that may be expected in the future. The per share data presented below is based on 100 shares of common stock outstanding as of June 30, 2017 and 2016 and December 31, 2016 and 2015. The data presented below should be read together with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Years Ended December 31,		For the Six Months Ended June 30,
	2016	2015	2017	2016
Consolidated Statement of Operations Data:
Sales of VOIs	$266,142	$259,236	$111,152	$124,913
Fee-based sales commission revenue	201,829	173,659	109,069	94,335
Other fee-based services revenue	103,448	97,539	56,056	51,611
Interest income	89,510	84,331	44,377	44,232
Other income, net	1,724	2,883	-	86
Total revenues	$662,653	$617,648	$320,654	$315,177

Net income attributable to shareholder	$74,951	$70,304	$40,621	$26,747

Per Share Data:
Basic diluted earnings attributable to shareholder	$749,510.00	$703,040.00	$406,210.00	$267,470.00

	As of and for the Years Ended December 31,		As of and for the Six Months Ended June 30,
	2016	2015	2017	2016
Consolidated Balance Sheet Data:
Notes receivable, net	$430,480	$415,598	$423,677	$417,820
Inventory	238,534	220,211	264,885	215,788
Total assets	1,128,632	1,083,151	1,190,396	1,121,632
Total debt obligations - non recourse	327,358	314,024	364,679	352,451
Total debt obligations - recourse	255,057	256,752	245,977	220,707
Total shareholder's equity	249,436	244,485	270,057	246,232

Other Financial Data:
System-wide sales of VOIs, net	$605,392	$552,723	$292,485	$286,655
Total Adjusted EBITDA	$137,749	$132,033	$73,580	$60,647
Adjusted EBITDA - sales of VOIs and financing	$169,068	$165,714	$87,097	$78,633
Adjusted EBITDA - resort operations and club management	$37,134	$35,628	$19,739	$20,109
Number of Bluegreen Vacation Club / Vacation Club Associate resorts at period end	65	65	66	65
Total number of sale transactions	45,340	43,576	19,040	22,526
Average sales volume per guest	$2,263	$2,381	$2,403	$2,268

9

We define Adjusted EBITDA as earnings, or net income, before taking into account interest income (excluding interest earned on VOI notes receivable), interest expense (excluding interest expense incurred on debt secured by our VOI notes receivable), income and franchise taxes, loss (gain) on assets held for sale, depreciation and amortization, and amounts attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations (in which we own a 51% interest). For purposes of the Adjusted EBITDA calculation, no adjustments were made for interest income earned on our VOI notes receivable or the interest expense incurred on debt that is secured by such notes receivable because they are both considered to be part of the operations of our business.

We consider our total Adjusted EBITDA and our Segment Adjusted EBITDA to be an indicator of our operating performance, and it is used by us to measure our ability to service debt, fund capital expenditures and expand our business. Adjusted EBITDA is also used by companies, lenders, investors and others because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. Adjusted EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Adjusted EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income (loss) or any other measure of financial performance or liquidity, including cash flow, derived in accordance with GAAP, or to any other method of analyzing our results as reported under GAAP. The limitations of using Adjusted EBITDA as an analytical tool include, without limitation, that Adjusted EBITDA does not reflect (i) changes in, or cash requirements for, our working capital needs; (ii) our interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness (other than as noted above); (iii) our tax expense or the cash requirements to pay our taxes; (iv) historical cash expenditures or future requirements for capital expenditures or contractual commitments; or (v) the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations or performance. Further, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements. In addition, our definition of Adjusted EBITDA may not be comparable to definitions of Adjusted EBITDA or other similarly titled measures used by other companies.

The following tables reconcile net income, the most comparable GAAP financial measure, to total Adjusted EBITDA and Segment Adjusted EBITDA.

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
Adjusted EBITDA - sales of VOIs and financing	$87,097	$78,633
Adjusted EBITDA - resort operations and club management	19,739	20,109
Total Segment Adjusted EBITDA	106,836	98,742
Less: Corporate and other	(33,256)	(38,095)
Total Adjusted EBITDA	$73,580	$60,647

10

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
Net income attributable to shareholder	$40,621	$26,747
Net income attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	6,288	4,802
Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	(6,093)	(4,725)
Loss (gain) on assets held for sale	40	(107)
Add: one-time special bonus	-	10,000
Add: depreciation	4,669	4,728
Less: interest income (other than interest earned on VOI notes receivable)	(4,195)	(4,055)
Add: interest expense - corporate and other	6,871	6,304
Add: franchise taxes	55	78
Add: provision for income taxes	25,324	16,875
Total Adjusted EBITDA	$73,580	$60,647

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
Adjusted EBITDA - sales of VOIs and financing	$169,068	$165,714
Adjusted EBITDA - resort operations and club management	37,134	35,628
Total Segment Adjusted EBITDA	206,202	201,342
Less: Corporate and other	(68,453)	(69,309)
Total Adjusted EBITDA	$137,749	$132,033

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
Net income attributable to shareholder	$74,951	$70,304
Net income attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	9,825	11,705
Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	(9,836)	(11,392)
Loss (gain) on assets held for sale	(1,423)	56
Add: one-time special bonus	10,000	-
Add: depreciation	9,536	9,181
Less: interest income (other than interest earned on VOI notes receivable)	(8,167)	(5,652)
Add: interest expense - corporate and other	12,505	15,390
Add: franchise taxes	186	130
Add: provision for income taxes	40,172	42,311
Total Adjusted EBITDA	$137,749	$132,033

System-wide sales of VOIs, net represents all sales of VOIs, whether owned by us or a third party immediately prior to the sale. Sales of VOIs owned by third parties are transacted as sales of VOIs in our Vacation Club through the same selling and marketing process we use to sell our VOI inventory. We consider system-wide sales of VOIs, net to be an important operating measure because it reflects all sales of VOIs by our sales and marketing operations without regard to whether we or a third party owned such VOI inventory at the time of sale. System-wide sales of VOIs, net is not a recognized term under GAAP and should not be considered as an alternative to sales of VOIs or any other measure of financial performance derived in accordance with GAAP or to any other method of analyzing our results as reported under GAAP. The following tables reconcile gross sales of VOIs, the most comparable GAAP financial measure, to system-wide sales of VOIs, net.

11

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
Gross sales of VOIs	$132,692	$148,951
Add: Fee-Based sales	159,793	137,704
System-wide sales of VOIs, net	$292,485	$286,655

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
Gross sales of VOIs	$310,570	$301,324
Add: Fee-Based sales	294,822	251,399
System-wide sales of VOIs, net	$605,392	$552,723

12

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the following risk factors, as well as the other information in this prospectus, including our financial statements, before making an investment decision. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment. In addition, new risk factors may emerge from time to time. It is not possible to predict all risk factors or assess the extent to which any risk factor, or combination of risk factors, may affect our business. Accordingly, in addition to the risks and uncertainties described below, our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business

We are subject to the business, financial and operating risks inherent to the vacation ownership industry, any of which could adversely impact our business, prospects and results.

We are subject to a number of business, financial and operating risks inherent to the vacation ownership industry, including, without limitation:

•	significant competition from other vacation ownership businesses and hospitality providers;
•	market and/or consumer perception of vacation ownership companies and the industry in general;
•	increases in operating and other costs (as a result of inflation or otherwise), including marketing costs, employee compensation and benefits, interest expense and insurance, which may not be offset by price or fee increases in our business;
•	changes in taxes and governmental regulations, including those that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;
•	the costs and efforts associated with complying with applicable laws and regulations;
•	risks related to the development or acquisition of resorts, including delays in, or cancellations of, planned or future resort development or acquisition activities;
•	shortages of labor or labor disruptions;
•	the availability and cost of capital necessary for us and third-party developers with whom we do business to fund investments, capital expenditures and service debt obligations;
•	our ability to securitize the receivables that we originate in connection with VOI sales;
•	the financial condition of third-party developers with whom we do business;
•	relationships with third-party developers, our Vacation Club members and HOAs;
•	changes in the supply and demand for our products and services;
•	private resales of VOIs and the sale of VOIs in the secondary market; and
•	unlawful or deceptive third-party VOI resale, cease and desist, or vacation package sales schemes, and reputational risk associated therewith.

Any of these factors could increase our costs, limit or reduce the prices we are able to charge for our products and services or our ability to develop or acquire new resorts or source VOI supply from third parties, or otherwise adversely impact our business, prospects or results.

Our business and operations, including our ability to market VOIs, may be adversely affected by general economic conditions and the availability of financing.

Our business is subject to risks related to general economic and industry conditions and trends. Our results, operations and financial condition may be adversely affected by unfavorable general economic and industry conditions, such as high unemployment rates and job insecurity, declines in discretionary spending, declines in real estate values and the occurrence of geopolitical conflicts, including if these or other factors adversely impact the availability of financing for us or our customers or the ability of our customers’ to otherwise pay amounts owed under notes receivable. Further, adverse changes affecting the vacation ownership industry, such as an oversupply of vacation ownership units, a reduction in demand for such units, changes in travel and other consumer preferences, demographic and vacation patterns, changes in governmental regulation of the industry, imposition of increased taxes by governmental authorities, the declaration of bankruptcy and/or credit defaults by other vacation ownership companies and negative publicity for the industry, could also have a material adverse effect on our business. In addition, our operations and results may be negatively impacted if we are unable to update our business strategy over time and from time to time in response to changing economic and industry conditions.

13

If we are unable to develop or acquire VOI inventory or enter into and maintain fee-based service agreements or other arrangements to source VOI inventory, our business and results would be adversely impacted.

In addition to developed VOI sales, we source VOIs as part of our capital-light business strategy through fee-based service agreements with third-party developers and through JIT and secondary market arrangements. If we are unable to develop or acquire resorts at the levels or in the time frame anticipated, or are unsuccessful in entering into agreements with third-party developers or others to source VOI inventory in connection with our capital-light business strategy, we may experience a decline in VOI supply, which could result in a decrease in our revenues. In addition, a decline in VOI supply could result in a decrease of financing revenues that are generated by VOI purchases and fee and rental revenues that are generated by our management services.

Our business and properties are subject to extensive federal, state and local laws, regulations and policies. Changes in these laws, regulations and policies, as well as the cost of maintaining compliance with new or existing laws, regulations and policies and the imposition of additional taxes on operations, could adversely affect our business. In addition, results of audits of our tax returns or those of our subsidiaries may have a material adverse impact on our financial condition.

The federal government and the state and local jurisdictions in which we operate have enacted extensive regulations that affect the manner in which we market and sell VOIs and conduct our other business operations. In addition, many states have adopted specific laws and regulations regarding the sale of VOIs. Many states, including Florida and South Carolina, where certain of our resorts are located, extensively regulate the creation and management of timeshare resorts, the marketing and sale of timeshare properties, the escrow of purchaser funds prior to the completion of construction and closing, the content and use of advertising materials and promotional offers, the delivery of an offering memorandum and the creation and operation of exchange programs and multi-site timeshare plan reservation systems. Moreover, with regard to sales conducted in South Carolina, the closing of real estate and mortgage loan transactions must be conducted under the supervision of an attorney licensed in South Carolina and otherwise in accordance with South Carolina’s Time Sharing Transaction Procedures Act. Most states also have other laws that are applicable to our activities, such as timeshare project registration laws, real estate licensure laws, mortgage licensure laws, sellers of travel licensure laws, anti-fraud laws, consumer protection laws, telemarketing laws, prize, gift and sweepstakes laws, and consumer credit laws. Our management of, and dealings with, HOAs, including our purchase of defaulted inventory from HOAs in connection with our secondary market sales, are also subject to state laws and resort rules and regulations, including those with respect to the establishment of budgets and expenditures, rule-making, and the imposition of maintenance assessments.

We are authorized to market and sell VOIs in all locations at which our marketing and sales are conducted. If our agents or employees violate applicable regulations or licensing requirements, their acts or omissions could cause the states where the violations occurred to revoke or refuse to renew our licenses, render our sales contracts void or voidable, or impose fines on us based on past activities.

In addition, the federal government and the state and local jurisdictions in which we conduct business have generally enacted extensive regulations relating to direct marketing and telemarketing, including the federal government’s national “do not call” list, the making of marketing and related calls to cell phone users, a significant development in light of cell phone usage rapidly becoming the primary method of communication, the Telemarketing Sales Rule, the Telephone Consumer Protection Act and the CAN-SPAM Act of 2003. These regulations, as well as international data protection laws, have impacted our marketing of VOIs. While we have taken steps designed to ensure compliance with applicable regulations, these steps have increased and are expected to continue to increase our marketing costs and may not prevent failures in compliance. Additionally, adoption of new state or federal laws regulating marketing and solicitation, and changes to existing laws, could adversely affect current or planned marketing activities and cause us to change our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could affect the amount and timing of our VOI sales. We cannot predict the impact that these legislative initiatives or any other legislative measures that may be proposed or enacted in the future may have on our marketing strategies and results. Further, from time to time, complaints are filed against us by individuals claiming that they received calls in violation of applicable regulations.

14

Most states have taxed VOIs as real estate, imposing property taxes that are billed to the respective HOAs that maintain the related resorts, and have not sought to impose sales tax upon the sale of the VOI or accommodations tax upon the use of the VOI. From time to time, however, various states have attempted to promulgate new laws or apply existing laws impacting the taxation of VOIs to require that sales or accommodations taxes be collected. Should new state or local laws be implemented or interpreted to impose sales or accommodations taxes on VOIs, our business could be materially adversely affected.

From time to time, consumers file complaints against us in the ordinary course of our business. We could be required to incur significant costs to resolve these complaints or enter into consents with regulators regarding our activities, including that we may be required to refund all or a portion of the purchase price paid by the customer for the VOI. We may not remain in compliance with all applicable federal, state and local laws and regulations, and violations of applicable laws may have adverse implications on us, including negative publicity, potential litigation and regulatory sanctions. The expense, negative publicity and potential sanctions associated with any failure to comply with applicable laws or regulations could have a material adverse effect on our business, results of operations or financial position.

Under the Americans with Disabilities Act of 1990 and the Accessibility Guidelines promulgated thereunder (collectively, the “ADA”), all public accommodations, including our properties, must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers or other renovations, and non-compliance could result in the imposition of fines or penalties, or awards of damages, against us. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Further, various laws govern our resort management activities, including laws and regulations regarding community association management, public lodging, food and beverage services, liquor licensing, labor, employment, health care, health and safety, accessibility, discrimination, immigration, and the environment (including climate change).

Our lending activities are also subject to a number of laws and regulations, including laws and regulations related to consumer loans, retail installment contracts, mortgage lending, fair debt collection and credit reporting practices, consumer collection practices, contacting debtors by telephone, mortgage disclosure, lender licenses and money laundering. The Consumer Finance Protection Bureau, created under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), has emphasized new regulatory focus on areas of our business such as consumer mortgage servicing and debt collection, credit reporting and consumer financial disclosures, all of which affect the manner in which we may provide financing to the purchasers of our VOIs and conduct our lending and loan servicing operations.

In addition, VOIs may in the future be deemed to be securities under federal or state law and therefore subject to applicable securities regulation, which could have a material adverse effect on us due to, among other things, the cost of compliance with such regulations.

The vacation ownership and hospitality industries are highly competitive, and we may not be able to compete successfully.

We compete with various high profile and well-established operators, many of which have greater liquidity and financial resources than us. Many of the world's most recognized lodging, hospitality and entertainment companies develop and sell timeshare units or VOIs in resort properties. We also compete with numerous smaller owners and operators of vacation ownership resorts and also face competition from alternative lodging options available to consumers through both traditional methods of delivery as well as new web portals and applications, including private rentals of homes, apartments or condominium units, which have increased in popularity in recent years. Our ability to remain competitive and to attract and retain customers depends on our customers' satisfaction with our products and services as well as on distinguishing the quality, value, and efficiency of our products and services from those offered by our competitors. Customer dissatisfaction with experiences at our resorts or otherwise as a Vacation Club owner, including due to an inability to use points for desired stays, could result in negative publicity and/or a decrease in sales, or otherwise adversely impact our ability to successfully compete in the vacation ownership and hospitality industries. We may not be able to timely and sufficiently identify and remediate the cause of customer dissatisfaction. Any of these events could materially and adversely impact our operating results and financial condition.

15

Our business and profitability may be impacted if financing is not available on favorable terms, or at all.

In connection with VOI sales, we may offer financing to the purchaser of up to 90% of the purchase price of the VOI. However, we incur selling, marketing and administrative cash expenses prior to and concurrent with the sale. These costs, along with the cost of the underlying VOI, generally exceed the down payment we receive at the time of the sale. Accordingly, our ability to borrow against or sell our notes receivable has historically been a critical factor in our continued liquidity, and we therefore have depended on funds from our credit facilities and securitization transactions to finance our operations. If our pledged receivables facilities terminate or expire and we are unable to extend them or replace them with comparable facilities, or if we are unable to continue to participate in securitization-type transactions and “warehouse” facilities on acceptable terms, our liquidity, cash flow and profitability would be materially and adversely affected. Credit market disruptions have in the past adversely impacted the willingness of banks and other finance companies to provide “warehouse” lines of credit for VOI notes receivable and resulted from time to time in the term securitization market being unavailable. Future credit market disruptions may have similar effects or otherwise make obtaining additional and replacement external sources of liquidity more difficult and more costly.

In addition, financing for real estate acquisition and development and the capital markets for corporate debt is cyclical. While we have increased our focus on expanding our fee-based service business and encouraging higher down payments in connection with sales, there is no assurance that these initiatives will enhance our financial position or otherwise be successful in the long-term.

Notwithstanding the initiatives implemented by us to improve our cash position, we anticipate that we will continue to seek and use external sources of liquidity, including funds that we obtain pursuant to additional borrowings under our existing credit facilities, under credit facilities that we may obtain in the future, under securitizations in which we may participate in the future or pursuant to other borrowing arrangements, to:

•	support our operations and, subject to declaration by our board of directors and contractual limitations, including limitations contained in our credit facilities, pay dividends;
•	finance the acquisition and development of VOI inventory or property and equipment;
•	finance a substantial percentage of our sales; and
•	satisfy our debt and other obligations.

Our ability to service or refinance our indebtedness or to obtain additional financing (including our ability to consummate future term securitizations) depends on the credit markets and on our future performance, which is subject to a number of factors, including the success of our business, our results of operations, leverage, financial condition and business prospects, prevailing interest rates, general economic conditions, the performance of our receivables portfolio, and perceptions about the vacation ownership and real estate industries.

As of December 31, 2016, we had $7.5 million of indebtedness scheduled to become due during 2017. Historically, much of our debt has been renewed or refinanced in the ordinary course of business. However, there is no assurance that we will in the future be able to obtain sufficient external sources of liquidity on attractive terms, or at all, or otherwise renew, extend or refinance all or any portion of our outstanding debt. Any of these occurrences may have a material adverse impact on our liquidity and financial condition.

In addition, we have and intend to continue to enter into arrangements with third-party developers pursuant to which we sell their VOI inventory for a fee. These arrangements enable us to generate fees from the marketing and sales services we provide, and in certain cases from our provision of management services, without requiring us to fund development and acquisition costs. If these third-party developers are not able to obtain or maintain financing necessary for their development activities or other operations, we may not be able to enter into these fee-based arrangements or have access to their VOI inventory when anticipated, which would adversely impact our results.

16

We would suffer substantial losses and our liquidity position could be adversely impacted if an increasing number of customers to whom we provide financing default on their obligations.

Adverse conditions in the mortgage industry, including credit availability, borrowers’ financial profiles, prepayment rates and other factors, including those outside our control, may increase the default rates we experience or otherwise negatively impact the performance of our notes receivable. In addition, in recent years, external parties have been discouraging certain borrowers from staying current on their note payments. Although in many cases we may have recourse against a buyer for the unpaid purchase price, certain states have laws that limit our ability to recover personal judgments against customers who have defaulted on their loans or we may determine that the cost of doing so may not be justified. Historically, we have generally not pursued such recourse against our customers. In the case of our notes receivable secured by VOIs, if we are unable to collect the defaulted amount due, we traditionally have terminated the customer’s interest in the Vacation Club and then remarketed the recovered VOI. Irrespective of our remedy in the event of a default, we cannot recover the marketing, selling and administrative costs associated with the original sale and such costs generally exceed the cash received by us from the buyer at the time of the sale. In addition, we will need to incur such costs again in order to resell the VOI. We update our estimates of such future losses each quarter, and consequently, the charge against sales in a particular period may be impacted, favorably or unfavorably, by a change in expected losses related to notes originated in prior periods. In addition, defaults may cause buyers of, or lenders whose loans are secured by, our VOI notes receivable to reduce the amount of availability or advance rates under receivables purchase and credit facilities, or to result in an increase the interest costs associated with such facilities. In such an event, the cost of financing may increase and we may not be able to secure replacement or alternative financing on terms acceptable to us, if at all, which would adversely affect our earnings, financial position and liquidity.

As described above, our VOI notes receivable financing facilities could be adversely affected if a particular VOI note receivable pool fails to meet certain performance ratios, which could occur if the default rate or other credit metrics of the underlying VOI notes receivable deteriorate. In addition, if we offer financing to purchasers of VOIs with terms longer than those generally offered in the industry, we may not be able to securitize those VOI financing receivables. Our ability to sell securities backed by our VOI notes receivable depends on the continued ability and willingness of capital market participants to invest in such securities. Asset-backed securities issued in our term securitization transactions could be downgraded by credit agencies in the future. If a downgrade occurs, our ability to complete other securitization transactions on acceptable terms or at all could be jeopardized, and we could be forced to rely on other potentially more expensive and less attractive funding sources, to the extent available. Similarly, if other operators of vacation ownership products were to experience significant financial difficulties, or if the vacation ownership industry as a whole were to contract, we could experience difficulty in securing funding on acceptable terms. The occurrence of any of the foregoing could adversely impact our business and results, including, without limitation, by reducing the amount of financing we are able to provide to VOI purchasers, which in turn may result in a reduction in VOI sales.

In addition, under the terms of our pledged and receivable sale facilities, we may be required, under certain circumstances, to replace receivables or to pay down the loan to within permitted loan-to-value ratios. Additionally, the terms of our securitization transactions require us to repurchase or replace loans if we breached any of the representations and warranties we made at the time we sold the receivables. These agreements also often include terms providing that in the event of defaults or delinquencies by customers in excess of stated thresholds, or if other performance thresholds are not met, substantially all of our cash flow from our retained interest in the receivable portfolios sold will be required to be paid to the parties who purchased the receivables from us.

Our existing indebtedness, or indebtedness that we may incur in the future, could adversely impact our financial condition and results of operations, and the terms of our indebtedness may limit our activities.

Our level of debt and debt service requirements have several important effects on our operations. Significant debt service cash requirements reduce the funds available for operations and future business opportunities and increase our vulnerability to adverse economic and industry conditions, as well as conditions in the credit markets generally. In addition, our leverage position increases our vulnerability to economic and competitive pressures and may limit funds available for acquisitions, working capital, capital expenditures, dividends, and other general corporate purposes. Further, the financial covenants and other restrictions contained in indentures, credit agreements and other agreements relating to our indebtedness require us to meet certain financial tests and may limit our ability to, among other things, pay dividends, borrow additional funds, dispose of assets or make investments. If we fail to comply with the terms of our debt instruments, such debt may become due and payable immediately, which would have a material adverse impact on our cash position and financial condition. Significant resources may be required to monitor our compliance with our debt instruments (from a quantitative and qualitative perspective), and such monitoring efforts may not be effective in all cases. We may also incur substantial additional indebtedness in the future. If new debt or other liabilities are added to our current debt levels, the related risks that we now face, as described above, could intensify.

17

To the extent inflationary trends, tightened credit markets or other factors affect interest rates, our debt service costs may increase. If interest rates increased one percentage point, the effect on interest expense related to our variable-rate debt would be an annual increase of $2.8 million, based on balances as of December 31, 2016.

The ratings of third-party rating agencies could adversely impact our ability to obtain, renew or extend credit facilities, or otherwise raise funds.

Rating agencies from time to time review prior corporate and specific transaction ratings in light of tightened ratings criteria. In December 2016, Standard & Poor’s Rating Services affirmed our ‘B+’ credit rating. Our corporate credit rating is also based, in part, on rating agencies’ speculation about our potential future debt and dividend levels. If rating agencies were to downgrade our corporate credit ratings, our ability to raise funds on favorable terms, or at all, and our liquidity, financial condition and results of operations could be adversely impacted. See “We would suffer substantial losses and our liquidity position could be adversely impacted if an increasing number of customers to whom we provide financing default on their obligations” above. In addition, if rating agencies downgraded their original ratings on certain bond classes in our securitizations, holders of such bonds may be required to sell bonds in the marketplace, and such sales could occur at a discount, which could impact the perceived value of the bonds and our ability to sell future bonds on favorable terms or at all. While we are not aware of any reasonably likely downgrades to our corporate credit rating or the ratings of bond classes in our securitizations, such ratings changes can occur without advance notice.

Our future success depends on our ability to market our products and services successfully and efficiently and our marketing expenses have increased and may continue to increase in the future.

As previously described, we compete for customers with hotel and resort properties, other vacation ownership resorts and alternative lodging options, including private rentals of homes, apartments or condominium units. The identification of sales prospects and leads, and the marketing of our products and services to them are essential to our success. We incur expenses associated with marketing programs in advance of the closing of sales. If our lead identification and marketing efforts do not yield enough leads or we are unable to successfully convert sales leads to sales, we may be unable to recover the expense of our marketing programs and systems and our business, operating results and financial condition would be adversely affected. In addition, we are focusing and have increased our marketing efforts on selling to new customers, which typically involves a relatively higher marketing cost compared to sales to existing owners and therefore have increased and are expected to continue to increase our sales and marketing expenses. If we are not successful in offsetting the cost increase with greater sales revenue, our operating results and financial condition would be adversely impacted. In addition, our marketing efforts are subject to the risk of changing consumer behavior. Changes in consumer behavior may adversely impact the effectiveness of marketing efforts and strategies which we have in place and we may not be able to timely and effectively respond to such changes.

We generate a significant portion of our new sales prospects and leads through our arrangements with various third parties, including Bass Pro and Choice Hotels. VOI sales to prospects and leads generated by our marketing arrangement with Bass Pro accounted for approximately 16% and 15% of our VOI sales volume during the year ended December 31, 2016 and the six months ended June 30, 2017, respectively. If our agreement with Bass Pro, or any other significant marketing arrangement, does not generate a sufficient number of prospects and leads or is terminated or limited and not replaced by another source of sales prospects and leads, we may not be able to successfully market and sell our products and services at current sales levels, at anticipated levels or at levels required in order to offset the costs associated with our marketing efforts. This would adversely impact our operating results and financial condition.

18

We may not be successful in maintaining or expanding our capital-light business relationships, or our capital-light activities, including fee-based sales and marketing arrangements, and JIT and secondary market sales activities, and such activities may not be profitable, which may have an adverse impact on our results of operations and financial condition.

We offer fee-based marketing, sales, resort management and other services to third-party developers. We have over the last several years continued to expand our capital-light business strategy, which we believe enables us to leverage our expertise in sales and marketing, resort management, mortgage servicing, construction management and title services. We intend to continue our focus on our capital-light business activities as such activities generally produce positive cash flow and typically require less capital investment than our traditional vacation ownership business. We have attempted to structure these activities to cover our costs and generate a profit. Sales of third-party developers' VOIs must generate sufficient cash to comply with the terms of their financing obligations as well as to pay the fees or commissions due to us. The third-party developers may not be able to obtain or maintain financing necessary to meet their requirements, which could impact our ability to sell the developers' inventory. While we could attempt to utilize other arrangements, including JIT arrangements, where we would utilize our receivable credit facilities in order to provide fee-based marketing and sales services, this would reduce the credit otherwise available to us and impact profitability. We commenced our capital-light activities largely during the recession in response to poor economic conditions and our fee-based and other capital-light business activities in the future may be adversely impacted by changes in economic conditions. While we perform fee-based sales and marketing services, we sell VOIs in resorts developed by third parties as an interest in the Vacation Club. This subjects us to a number of risks typically associated with selling products developed by others under our own brand name, including litigation risks. Further, these arrangements may expose us to additional risk as we will not control development activities or timing of development completion. If third parties with whom we enter into agreements are not able to fulfill their obligations to us, the inventory we expect to acquire or market and sell on their behalf may not be available when expected or at all, or may not otherwise be within agreed-upon specifications. Further, if these third parties do not perform as expected and we do not have access to the expected inventory or obtain access to inventory from alternative sources on a timely basis, our ability to maintain or increase sales levels would be adversely impacted.

We also sell VOI inventory through secondary market arrangements which require low levels of capital deployment. In connection with secondary market sales, we acquire VOI inventory from our resorts’ HOAs on a non-committed basis in close proximity to the timing of when we intend to sell such VOIs. VOIs purchased from HOAs are typically obtained by the HOAs through foreclosure in connection with maintenance fee defaults and are generally acquired by us at a discount. While we intend to increase our secondary market sales efforts in the future, we may not be successful in doing so, and these efforts may not result in our achieving anticipated results. Further our secondary market sales activities may subject us to negative publicity, which could adversely impact our reputation and business.

Our results of operations and financial condition may be materially and adversely impacted if we do not continue to participate in exchange networks and other strategic alliances with third parties or if our customers are not satisfied with the networks in which we participate or our strategic alliances.

We believe that our participation in exchange networks and other strategic alliances and our Traveler Plus program make ownership of our VOIs more attractive by providing owners with the ability to take advantage of vacation experiences in addition to stays at our resorts. Our participation in the Resort Condominiums International, LLC (“RCI”) exchange network allows Vacation Club owners to use their points to stay at over 4,300 participating resorts, based upon availability and the payment of a variable exchange fee. During the year ended December 31, 2016, approximately 9% of Vacation Club owners utilized the RCI exchange network for a stay of two or more nights. We also have an exclusive strategic arrangement with Choice Hotels pursuant to which, subject to payments and conditions, certain of our resorts have been branded as part of Choice Hotels’ Ascend Hotel Collection. For a nominal annual fee and transactional fees, Vacation Club owners may also participate in our Traveler Plus program, which enables them to use their points to access an additional 43 direct exchange resorts, for other vacation experiences such as cruises, and to convert their Vacation Club points into Choice Privileges points. Choice Privileges points can be used for stays at Choice Hotels. In addition, Traveler Plus members can directly use their Vacation Club points for stays at Choice Hotels’ Ascend Hotel Collection properties, a network of historic and boutique hotels in the United States, Canada, Scandinavia and Latin America. We may not be able to or desire to continue to participate in the RCI or direct exchange networks in the future or maintain or extend our other marketing and strategic networks, alliances and relationships. In addition, these networks, alliances and relationships, and our Traveler Plus program, may not continue to operate effectively, and our customers may not be satisfied with them. In addition, we may not be successful in identifying or entering into new strategic relationships in the future. If any of these events should occur, our results of operations and financial condition may be materially and adversely impacted.

19

We are subject to certain risks associated with our management of resort properties.

Through our management of resorts and ownership of VOIs, we are subject to certain risks related to the physical condition and operation of the managed resort properties in our network, including:

•	the presence of construction or repair defects or other structural or building damage at any of these resorts, including resorts we may develop in the future;
•	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements relating to these resorts;
•	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms, which may increase in frequency or severity due to climate change or other factors; and
•	claims by employees, members and their guests for injuries sustained on these resort properties.

Some of these risks may be more significant in connection with the properties for which we recently acquired management agreements, particularly those management agreements which were acquired from operators in financial distress. If an uninsured loss or a loss in excess of insured limits occurs as a result of any of the foregoing, we may be subject to significant costs.

Additionally, a number of U.S. federal, state and local laws, including the Fair Housing Amendments Act of 1988 and the Americans with Disabilities Act, impose requirements related to access to and use by disabled persons of a variety of public accommodations and facilities. A determination that our managed resorts are subject to, and that they are not in compliance with, these accessibility laws could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. If one of our managed resorts was required to make significant improvements as a result of non-compliance with these accessibility laws, assessments might be needed to fund such improvements, which additional costs may cause our VOI owners to default on their consumer loans from us or cease making required maintenance fee or assessment payments. Also, to the extent that we hold interests in a particular resort, we would be responsible for our pro rata share of the costs of such improvements. In addition, any new legislation may impose further burdens or restrictions on property owners with respect to access by disabled persons.

The resort properties that we manage are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials and the cleanup of contaminated sites. The resorts are also subject to various environmental laws and regulations that govern certain aspects of their ongoing operations. These laws and regulations control such things as the nature and volume of wastewater discharges, quality of water supply and waste management practices. To the extent that we hold interests in a particular resort, we would be responsible for our pro rata share of losses sustained by such resort as a result of a violation of any such laws and regulations.

In addition, we may from time to time have disagreements with VOI owners and HOAs resulting from our provision of management services. Failure to resolve such disagreements may result in litigation. Further, disagreements with HOAs could also result in the loss of management contracts, which would negatively affect our revenues and results, and may also have an adverse impact on our ability to generate sales from existing VOI owners.

Our management contracts are typically structured as “cost-plus,” with an initial term of three years and automatic one-year renewals. If a management contract is terminated or not renewed on favorable terms or is renegotiated in a manner adverse to us, our revenues and cash flows would be adversely affected.

20

If maintenance fees at our resorts and/or Vacation Club dues are required to be increased, our product could become less attractive and our business could be harmed.

The maintenance fees, special assessments and Vacation Club dues that are levied by HOAs and the Vacation Club on VOI owners may increase as the costs to maintain and refurbish properties, and to keep properties in compliance with our standards, increase. Increases in such fees, assessments or dues could negatively affect customer satisfaction with our Vacation Club or otherwise adversely impact VOI sales to both new customers and existing VOI owners.

Our strategic transactions may not be successful and may divert our management’s attention and consume significant resources.

We intend to continue our strategy of selectively pursuing complementary strategic transactions. We may also purchase management contracts, including from resort operators facing financial distress, and purchase VOI inventory at resorts that we do not manage, with the goal of acquiring sufficient VOI ownership at such a resort to become the manager of that resort. The successful execution of this strategy will depend on our ability to identify and enter into the agreements necessary to take advantage of these potential opportunities, and to obtain any necessary financing. We may not be able to do so successfully. In addition, our management may be required to devote substantial time and resources to pursue these opportunities, which may impact their ability to manage our operations effectively.

Acquisitions involve numerous additional risks, including: (i) difficulty in integrating the operations and personnel of the acquired business or assets; (ii) potential disruption of our ongoing business and the distraction of management from our day-to-day operations; (iii) difficulty entering markets in which we have limited or no prior experience and in which competitors have a stronger market position; (iv) difficulty maintaining the quality of services that we have historically provided across new acquisitions; (v) potential legal and financial responsibility for liabilities of the acquired business or assets; (vi) potential overpayment for the acquired business or assets; (vii) increased expenses associated with completing an acquisition and amortizing any acquired intangible assets; and (viii) challenges in implementing uniform standards, controls, procedures and policies throughout an acquired business.

We are dependent on the managers of our affiliated resorts to ensure that those properties meet our customers’ expectations.

In addition to stays at our resorts, Vacation Club owners have access to other resorts and hotels as a result of our participation in exchange programs and our other strategic alliances. Accordingly, Vacation Club owners have access to resorts that we do not manage, own or operate. If the managers of a significant number of those properties were to fail to maintain them in a manner consistent with our standards of quality, we may be subject to customer complaints and our reputation and brand could be damaged. In addition, our agreements with these resorts or their owners may expire, be terminated or not be renewed, or may be renegotiated in a manner adverse to us, and we may be unable to enter into new agreements that provide Vacation Club owners with equivalent access to additional resorts, any or all of which could materially adversely impact our business, operating results and financial condition.

The resale market for VOIs could adversely affect our business.

Based on our experience at our resorts and at resorts owned by third parties, we believe that resales of VOIs in the secondary market generally are made at net sales prices below the original customer purchase prices. The relatively lower sales prices are partly attributable to the high marketing and sales costs associated with the initial sales of such VOIs. Accordingly, the initial purchase price of a VOI may be less attractive to prospective buyers and we compete with buyers who seek to resell their VOIs. While VOI resale clearing houses or brokers currently do not have a material impact on our business, the availability of resale VOIs at lower prices, particularly if an organized and liquid secondary market develops, could adversely affect our level of sales and sales prices, which in turn would adversely affect our business, financial condition and results of operations.

21

We are subject to the risks of the real estate market and the risks associated with real estate development, including a decline in real estate values and a deterioration of other conditions relating to the real estate market and real estate development.

Real estate markets are cyclical in nature and highly sensitive to changes in national and regional economic conditions, including:

•	levels of unemployment;
•	levels of discretionary disposable income;
•	levels of consumer confidence;
•	the availability of financing;
•	overbuilding or decreases in demand;
•	interest rates; and
•	federal, state and local taxation methods.

A deterioration in general economic conditions or in the real estate market would have a material adverse effect on our business.

We expect to seek to acquire more real estate inventory in the future. The availability of land for development of resort properties at favorable prices will be critical to our profitability and the ability to cover our significant selling, general and administrative expenses, cost of capital and other expenses. If we are unable to acquire such land or resort properties at a favorable cost, our results of operations may be materially, adversely impacted. The profitability of our real estate development activities is also impacted by the cost of construction, including the costs of materials and labor and other services. Should the cost of construction materials and services rise, the ultimate cost of our future resorts inventory when developed could increase and have a material, adverse impact on our results of operations. We are also exposed to other risks associated with development activities, including, without limitation:

•	adverse conditions in the capital markets may limit our ability to raise capital for completion of projects or for development of future properties;
•	construction delays, zoning and other local, state or federal governmental approvals, cost overruns, lender financial defaults, or natural disasters, such as earthquakes, hurricanes, floods, fires, volcanic eruptions and oil spills, increasing overall construction costs, affecting timing of project completion or resulting in project cancellations;
•	any liability or alleged liability or resulting delays associated with latent defects in design or construction of projects we have developed or that we construct in the future adversely affecting our business, financial condition and reputation;
•	failure by third-party contractors to perform for any reason, exposing us to operational, reputational and financial harm; and
•	the existence of any title defects in properties we acquire.

In addition, the third-party developers from whom we source VOI inventory as part of our capital-light business strategy are exposed to such development-related risks and, therefore, the occurrence of such risks may adversely impact our ability to acquire VOI inventory from them when expected or at all.

Environmental liabilities, including claims with respect to mold or hazardous or toxic substances, could have a material adverse impact on our financial condition and operating results.

Under various federal, state and local laws, ordinances and regulations, as well as common law, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances, including mold, located on, in or emanating from property that we own, lease or operate, as well as related costs of investigation and property damage at such property. These laws often impose liability without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or lease our property or to borrow money using such property or receivables generated from the sale of such property as collateral. Noncompliance with environmental, health or safety requirements may require us to cease or alter operations at one or more of our properties. Further, we may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with one or more of our properties.

22

Our insurance policies may not cover all potential losses.

We maintain insurance coverage for liability, property and other risks with respect to our operations and activities. While we have comprehensive property and liability insurance policies with coverage features and insured limits that we believe are customary, market forces beyond our control may limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. The cost of insurance may increase and our coverage levels may decrease, which may affect our ability to maintain customary insurance coverage and deductibles at acceptable costs. There is a limit as well as various sub-limits on the amount of insurance proceeds we will receive in excess of applicable deductibles. If an insurable event occurs that affects more than one of our properties, the claims from each affected property may be considered together per policy provisions to determine whether the per occurrence limit, annual aggregate limit or sub-limits, depending on the type of claim, have been reached. If the limits or sub-limits are exceeded, each affected property may only receive a proportional share of the amount of insurance proceeds provided for under the policy. Further, certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, terrorist acts, and certain environmental matters, may be outside the general coverage limits of our policies, subject to large deductibles, deemed uninsurable or too cost-prohibitive to justify insuring against. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of the affected resort or in some cases may not provide a recovery for any part of a loss. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future marketing, sales or revenue opportunities from the property. Further, we could remain obligated under guarantees or other financial obligations related to the property despite the loss of product inventory, and our VOI owners could be required to contribute toward deductibles to help cover losses.

Adverse outcomes in legal or other regulatory proceedings, including claims of non-compliance with applicable regulations or development-related defects, could adversely affect our financial condition and operating results.

In the ordinary course of business, we are subject to litigation and other legal and regulatory proceedings, which result in significant expenses and devotion of time. In addition, litigation is inherently uncertain and adverse outcomes in the litigation and other proceedings to which we are or may be subject could adversely affect our financial condition and operating results. In addition, liabilities related to our former Bluegreen Communities business that were not assumed by Southstar Development Partners, Inc. (“Southstar”) in connection with Southstar’s purchase of substantially all of the assets which comprised Bluegreen Communities during 2012, including those relating to Bluegreen Communities’ operations prior to the closing of the transaction, remain our responsibility.

We engage third-party contractors to construct our resorts. We also historically engaged third-party contractors to develop the communities within the Bluegreen Communities business. However, customers may assert claims against us for construction defects or other perceived development defects, including, without limitation, structural integrity, the presence of mold as a result of leaks or other defects, water intrusion, asbestos, electrical issues, plumbing issues, road construction, water and sewer defects and defects in the engineering of amenities. In addition, certain state and local laws may impose liability on property developers with respect to development defects discovered in the future. We could have to accrue a significant portion of the cost to repair such defects in the quarter when such defects arise or when the repair costs are reasonably estimable.

Costs associated with litigation, including claims for development-related defects, and the outcomes thereof could adversely affect our liquidity, financial condition and operating results.

23

A failure to maintain the integrity of internal or customer data could result in damage to our reputation and subject us to costs, fines, or lawsuits.

Our operations and activities require the collection and retention of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers and employees. The integrity and protection of that customer, employee and company data is critical to us. If that data is inaccurate or incomplete, we could make faulty decisions. Our customers and employees also have a high expectation that we will adequately protect their personal information. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and employee and customer expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error, or inadvertent releases of data all threaten our information systems and records. Our reliance on computer, Internet-based and mobile systems and communications and the frequency and sophistication of efforts by hackers to gain unauthorized access to such systems have increased significantly in recent years. Theft, loss, or fraudulent use of customer, employee, or company data could adversely impact our reputation and could result in remedial and other expenses, fines, or litigation and could have a material adverse impact on our results of operations and financial condition.

Our technology requires updating, the cost involved in updating the technology may be significant, and the failure to keep pace with developments in technology could impair our operations or competitive position.

The vacation ownership and hospitality industries require the utilization of technology and systems, including technology utilized for sales and marketing, mortgage servicing, property management, brand assurance and compliance, and reservation systems. This technology requires continuous updating and refinements, including technology required to remain competitive and to comply with the legal requirements such as privacy regulations and requirements established by third parties. We are taking steps to update our information technology platform, which has required, and is likely to continue to require, significant capital expenditures. Older systems which have not yet been updated may increase the risk of operational inefficiencies, financial loss and non-compliance with applicable legal and regulatory requirements and we may not be successful in updating such systems in the time frame or at the cost anticipated. Further, as a result of the rapidly changing technological environment, systems which we have put in place or expect to put in place in the near term may become outdated requiring new technology, and we may not be able to replace those systems as quickly as our competition or within budgeted costs and time frames. Further, we may not achieve the benefits that may have been anticipated from any new technology or system.

Our intellectual property rights, and the intellectual property rights of our business partners, are valuable, and the failure to protect those rights could adversely affect our business.

Our intellectual property rights, including existing and future trademarks, trade secrets and copyrights, are and will continue to be valuable and important assets of our business. We believe that our proprietary technology, as well as our other technologies and business practices, are competitive advantages and that any duplication by competitors would harm our business. The measures we have taken to protect our intellectual property may not be sufficient or effective. Additionally, intellectual property laws and contractual restrictions may not prevent misappropriation of our intellectual property. Finally, even if we are able to successfully protect our intellectual property, others may develop technologies that are similar or superior to our technology. We also generate a significant portion of our new sales prospects and leads through arrangements with third parties, including Bass Pro. The failure by these third parties to protect their intellectual property rights could also harm our business.

The loss of the services of our key management and personnel could adversely affect our business.

Our ability to successfully implement our business strategy will depend on our ability to attract and retain experienced and knowledgeable management and other professional staff, and we may not be successful in doing so. If our efforts to retain and attract key management and other personnel are unsuccessful, our business, prospects, results of operations and financial condition may be materially and adversely impacted.

24

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse impact on our operating results and financial condition.

Consolidated financial statements prepared in accordance with GAAP involve making estimates, judgments and assumptions. These estimates, judgments and assumptions include, but are not limited to, those related to future cash flows, which in turn are based upon expectations of future performance given current and projected forecasts of the economy in general and the real estate markets. If any estimates, judgments or assumptions change in the future, including in the event that our performance does not otherwise meet our expectations, we may be required to record impairment charges against our earnings, which could have a material adverse impact on our operating results and financial condition. In addition, GAAP requirements as to how certain estimates are made may result, for example, in asset valuations which ultimately would not be realized if we were to attempt to sell the asset.

Risks Related to This Offering and Ownership of Our Common Stock

There is no prior public market for our common stock prior to this offering, and an active trading market for our common stock may not develop following this offering.

Since we became a wholly-owned subsidiary of Woodbridge in April 2013, there has been no public market for our common stock. We cannot assure you that an active or orderly trading market for our common stock will develop or be sustained after this offering. It is anticipated that, immediately following this offering, Woodbridge, which is a wholly-owned subsidiary of BBX Capital (NYSE: BBX) will continue to hold      % of our common stock. If an active market does not develop, you may have difficulty selling any shares of our common stock that you purchase in this offering and the value of our common stock may be materially adversely affected. The initial public offering price for our common stock will be determined by negotiations between us, the selling shareholder and the underwriters, and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell any shares of our common stock at or above the price you paid in this offering, or at all. An inactive and illiquid trading market may also impair our ability to raise capital, if and to the extent desired, including if necessary to fund operations or acquisitions, and impair our ability to acquire companies or properties or other assets by using our common stock as consideration.

Our stock price may be volatile or may decline regardless of our operating performance, and you may lose part or all of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our common stock was not publicly traded prior to this offering, and such volatility may be exacerbated by our relatively small public float. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control, including those discussed in this “Risk Factors” section and “Cautionary Statement Regarding Forward-Looking Statements,” as well as the following:

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;
•	the inability to meet the financial estimates of analysts who follow our common stock;
•	strategic actions by us or our competitors;
•	announcements by us or our competitors of significant acquisitions, joint marketing relationships, joint ventures or other transactions;
•	introduction of new products or services by us or our competitors;
•	variations in our quarterly operating results and those of our competitors, including due to seasonal fluctuations;
•	additions or departures of key personnel;
•	general economic and stock market conditions;
•	risks related to our business and industry, including those discussed above;
•	changes in conditions or trends in our industry, markets or customers;
•	regulatory and legal investigations and developments;

25

•	political developments
•	changes in accounting principles;
•	changes in tax legislation and regulations;
•	litigation;
•	terrorist acts;
•	the expiration of contractual lock-up or market standoff agreements;
•	future sales of our common stock or other securities;
•	defaults under agreements governing our indebtedness; and
•	investor perceptions with respect to our common stock relative to other investment alternatives.

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert our management's attention and resources from the operation of our business.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

As a Securities and Exchange Commission (“SEC”) reporting company, we will be required to, among other things, maintain a system of effective internal control over financial reporting. We will also be required to provide annual management reports on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K following this offering. In addition, once we cease to qualify as an emerging growth company, our Annual Reports on Form 10-K (but not earlier than our second Annual Report on Form 10-K following this offering) will be required to include independent registered public accounting firm attestations of our internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have dedicated a significant amount of time and resources to implement our internal financial and accounting controls and procedures. Substantial work and expenses may continue to be required to implement, document, assess, test and remediate our system of internal controls.

If our internal control over financial reporting is not effective, if we are not able to issue our financial statements in a timely manner or if we are not able to obtain the required audit or review of our financial statements by our independent registered public accounting firm in a timely manner, we will not be able to comply with the periodic reporting requirements of the SEC and the listing requirements of the NYSE. If these events occur, the listing of our common stock on the NYSE could be suspended or terminated and our stock price could materially suffer. In addition, we or members of our management could be subject to investigation and sanction by the SEC and other regulatory authorities and to shareholder lawsuits, which could impose significant additional costs on us and divert management attention.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.

26

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds received by us from this offering. We may use the proceeds for any of the purposes described in “Use of Proceeds” or other purposes as determined from time to time by our management. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could adversely affect our ability to operate and grow our business.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution in the net tangible book value of the shares you purchase, and you will suffer additional dilution if the underwriters exercise their option to purchase additional shares.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of $     per share, representing the difference between the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) and our pro forma net tangible book value per share after giving effect to this offering. Moreover, to the extent the underwriters exercise their option to purchase additional shares, you will incur further dilution. See “Dilution.”

Your percentage ownership in us may be diluted by future stock issuances.

Pursuant to our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws, our board of directors will have the authority, without any action or vote of our shareholders, to issue all or any part of our authorized but unissued shares of common stock or preferred stock. We may issue such capital stock to meet a number of our business needs, including funding any potential acquisitions or other strategic transactions, or pursuant to any equity compensation plans that we may adopt in the future. Stock issuances would reduce your percentage ownership of our Company and, in the case of issuances of preferred stock, may result in your interest in us being subject to the prior rights of holders of that preferred stock.

We may not pay dividends on our common stock in the amounts anticipated, when anticipated, or at all.

We intend to pay quarterly cash dividends on our common stock of $      per share. However, any dividends will be at the discretion of our board of directors and will be subject to applicable law and contractual restrictions, including restrictions contained in our credit facilities, and our financial condition, results of operations, available cash, capital requirements, general business conditions and prospects, and other factors that our board of directors may deem relevant. Accordingly, we may not make dividend payments on our common stock in the amount or when anticipated, or at all.

Provisions in our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws, as well as provisions of Florida law, might discourage, delay or prevent a change in control or changes in our management and/or depress the trading price of our common stock.

Our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws will contain, and Florida law contains, provisions that may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock, and attempts by our shareholders to replace or remove our management. These provisions include those which:

27

•	grant our board of directors the authority to issue additional shares of common stock or preferred stock and to fix the relative rights and preferences of the preferred stock (in each case, without any action or vote of our shareholders), which could be used for, among other things, the adoption of a shareholder rights plan if determined to be advisable by our board of directors;
•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships; and
•	specify advance notice procedures that must be complied with by shareholders in order to make shareholder proposals or nominate directors.

As a Florida corporation, we are also subject to the provisions of the Florida Business Corporation Act (the “FBCA”), including those limiting the voting rights of “control shares.” Under the FBCA, subject to certain exceptions, including mergers and acquisitions effected in accordance with the FBCA, the holder of “control shares” of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, will not have the right to vote those shares unless the acquisition of the shares was approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons. “Control shares” are defined in the FBCA as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities.

Any provision of our governance documents or Florida law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our Fourth Amended and Restated Bylaws will have an exclusive forum provision, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees, and a fee-shifting provision, which may discourage the initiation of claims against us or our directors, officers or other employees.

Our Fourth Amended and Restated Bylaws will have an exclusive forum provision providing that, unless our board of directors consents to the selection of an alternative forum, the Circuit Court located in Palm Beach County, Florida (or, if such Circuit Court does not have jurisdiction, another Circuit Court located within Florida or, if no Circuit Court located within Florida has jurisdiction, the federal district court for the Southern District of Florida) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of our Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the FBCA, our Amended and Restated Articles of Incorporation or our Fourth Amended and Restated Bylaws (in each case, as amended or amended and restated from time to time); or (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Florida (each, a “Covered Proceeding”). Further, the exclusive forum provision will provide that if any Covered Proceeding is filed in a court other than a court located within Florida in the name of any shareholder, then such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within Florida in connection with any action brought in any such court to enforce the exclusive forum provision and (ii) having service of process made upon such shareholder in any such enforcement action by service upon such shareholder’s counsel in the action as agent for such shareholder. Unless waived, the exclusive forum provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Our Fourth Amended and Restated Bylaws will also provide us and our officers, directors and other employees with the right, to the extent permitted by applicable law (and unless our board of directors consents to the contrary), to reimbursement of all amounts incurred by us or our officers, directors or other employees, from any person or entity that initiates or asserts any claim or counterclaim against us or any of our officers, directors or other employees, or joins, offers substantial assistance to or has a direct financial interest in any such claim or counterclaim, if such person or entity does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought. This provision may discourage lawsuits against us and our directors, officers and other employees or increase the costs thereof to any person bringing such action.

28

Future sales of our common stock, or the perception in the public markets that these sales may occur, may cause the market price of our common stock to decline.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. These sales, or the perception that these sales might occur, could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the consummation of this offering, we will have      outstanding shares of common stock. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, the sale of which will be restricted under the Securities Act. If our shareholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, there could be an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

In connection with this offering, we, our directors and executive officers and the selling shareholder have agreed with the underwriters, subject to certain exceptions, not to sell any shares of our common stock for 180 days after the date of this prospectus without the prior consent of the representatives of the underwriters. The representatives of the underwriters may, in their sole discretion, release all or any portion of the shares of our common stock from such lock-up restrictions. See “Underwriting.” Upon the expiration or waiver of such lock-up agreements, the shares covered thereby will be eligible for resale, subject to volume, manner of sale and other limitations set forth in Rule 144 under the Securities Act. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of our common stock sell the shares or are perceived by the market as intending to sell them.

Also in the future, we may issue shares of our common stock in connection with investments or acquisitions or pursuant to any equity compensation plans that we may adopt. The number of shares of our common stock issued in connection with an investment or acquisition or pursuant to equity compensation plans could be material. Any issuance of additional shares of our common stock would result in additional dilution to you.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline. Moreover, if one or more of our analysts who cover our company downgrades our common stock, including if our operating results do not meet their or the investor community’s expectations, our stock price could decline.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of this offering, we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one Annual Report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include reduced financial disclosure, reduced disclosure obligations regarding executive compensation, exemptions from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile.

29

Woodbridge’s controlling position in our common stock will limit your ability to influence corporate matters, including the outcome of director elections and other matters requiring shareholder approval.

Woodbridge holds 100% of our outstanding common stock and will hold approximately           % of our outstanding common stock immediately following this offering (or     % if the underwriters exercise their option to purchase additional shares in full). As a result of such ownership position, Woodbridge will be able to exercise control over all matters requiring shareholder approval, including the election of directors, amendments of our Amended and Restated Articles of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change in control or changes in management and will make the approval of certain transactions impossible without the support of Woodbridge. Woodbridge is a wholly-owned subsidiary of BBX Capital (NYSE: BBX). Alan B. Levan, our Chairman and the Chairman of BBX Capital, and John E. Abdo, our and BBX Capital’s Vice Chairman, may be deemed to control BBX Capital by virtue of their collective ownership of the Class A Common Stock and Class B Common Stock of BBX Capital. The interests of Woodbridge, BBX Capital and Mr. Alan Levan and Mr. Abdo may conflict with our interests or the interests of our other shareholders, including that they may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance BBX Capital’s investment, through Woodbridge, in us or improve BBX Capital’s financial condition, even though such transactions might involve risks to us. In addition, this concentration of ownership could deprive you of an opportunity to receive a premium for your shares of our common stock as part of a sale of our Company and ultimately might affect the market price of our common stock.

Following this offering, we will be a “controlled company” within the meaning of the listing standards of the NYSE and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements applicable to non-controlled companies.

We intend to apply to list our common stock for trading on the NYSE. Following this offering, as a result of Woodbridge’s controlling position with respect to our common stock, we will be a “controlled company” within the meaning of the listing standards of the NYSE. As a “controlled company,” we may elect not to comply with certain corporate governance requirements set forth in the listing standards of the NYSE, including:

•	the requirement that a majority of our board of directors consists of independent directors under the NYSE listing standards;
•	the requirement that nominating and corporate governance matters be decided solely by a nominating/corporate governance committee consisting of independent directors under the NYSE listing standards; and
•	the requirement that employee and officer compensation matters be decided by a compensation committee consisting of independent directors under the NYSE listing standards.

While we currently do not intend to utilize any of the exceptions, we may, in our board of directors’ discretion, choose to utilize one or more of the exceptions in the future. In that case, our shareholders will not have the same protections as a shareholder of a company that is subject to all of the corporate governance requirements of the NYSE and the market price of our common stock may be adversely affected.

30

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. We have tried to identify these statements in this prospectus by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs and other similar matters. These statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements as a result of various factors, including, among others:

•	adverse trends or disruptions in economic conditions generally or in the vacation ownership, vacation rental and travel industries;
•	adverse changes to, or interruptions in, relationships with our affiliates and other third parties, including the expiration or termination of our hospitality management contracts, exchange networks or other strategic alliances;
•	the risks of the real estate market and the risks associated with real estate development, including a decline in real estate values and a deterioration of other conditions relating to the real estate market and real estate development;
•	our ability to maintain an optimal inventory of VOIs for sale;
•	the availability of financing and our ability to sell, securitize or borrow against our consumer loans;
•	decreased demand from prospective purchasers of VOIs;
•	adverse events or trends in vacation destinations and regions where the resorts in our network are located;
•	our indebtedness may impact our financial condition and results of operations, and the terms of our indebtedness may limit, among other things, our activities and ability to pay dividends, and we may not comply with the terms of our indebtedness;
•	changes in our senior management;
•	our ability to comply with regulations applicable to the vacation ownership industry;
•	our ability to successfully implement our growth strategy or expand our capital light business relationships or activities;
•	our ability to compete effectively in the highly competitive vacation ownership industry;
•	risks associated with, and the impact of, regulatory examinations or audits of our operations, and the costs associated with regulatory compliance;
•	our customers’ compliance with their payment obligations under financing provided by us, and the impact of defaults on our operating results and liquidity position;
•	the ratings of third-party rating agencies, including the impact of any downgrade on our ability to obtain, renew or extend credit facilities, or otherwise raise funds;
•	changes in our business model and marketing efforts, plans or strategies, which may cause marketing expenses to increase or adversely impact our revenue, operating results and financial condition;
•	the impact of the resale market for VOIs on our business, operating results and financial condition;
•	risks associated with our relationships with third-party developers, including that third-party developers who provide VOIs to be sold by us pursuant to fee-based services or JIT arrangements may not provide VOIs when planned and that third-party developers may not fulfill their obligations to us or to the HOAs that maintain the resorts they developed;
•	risks associated with legal and other regulatory proceedings, including claims of noncompliance with applicable regulations or for development related defects, and the impact they may have on our financial condition and operating results;
•	audits of our or our subsidiaries’ tax returns, including that they may result in the imposition of additional taxes;
•	environmental liabilities, including claims with respect to mold or hazardous or toxic substances, and their impact on our financial condition and operating results;

31

•	our ability to maintain the integrity of internal or customer data, the failure of which could result in damage to our reputation and/or subject us to costs, fines or lawsuits;
•	risks related to potential business expansion that we may pursue, including that we may not pursue such expansion when or to the extent anticipated or at all, and any such expansion may involve significant costs and may not be successful;
•	the updating of, and developments with respect to, technology, including the cost involved in updating our technology and the impact that any failure to keep pace with developments in technology could have on our operations or competitive position; and
•	other risks and uncertainties inherent to our business, including those discussed in “Risk Factors” and elsewhere in this prospectus.

These and other risk factors disclosed in this prospectus are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown or unpredictable factors could cause our actual results to differ materially from those expressed in any of the forward-looking statements.

Given these uncertainties, you are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this prospectus are made only as of the date of this prospectus. Except to the extent required by law, we do not undertake, and specifically decline any obligation, to update any forward-looking statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments. In addition, past performance may not be indicative of future results, and comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and all such information should only be viewed as historical data.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the Registration Statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect. We qualify all forward-looking statements by these cautionary statements.

32

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $      million, assuming an initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus). If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $      million. We will not receive any proceeds from the sale of common stock by the selling shareholder.

A $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease the net proceeds that we receive from this offering by approximately $      million, assuming that the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the proceeds from this offering for working capital, potential acquisitions and development of VOI properties, sales and marketing activities, general and administrative matters, other capital expenditures and general corporate purposes, which may include the repayment of indebtedness.

Our management will have broad discretion in the application of the proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flow from operations, the availability and suitability of acquisition and development opportunities, and the availability and terms of alternative financing sources. Pending the use of proceeds described above, we intend to invest the proceeds from this offering in short-term, interest-bearing investment-grade securities, certificates of deposit, bank deposits, or direct or guaranteed obligations of the U.S. government.

33

DIVIDEND POLICY

During the years ended December 31, 2016 and 2015, we paid cash dividends to Woodbridge totaling $70.0 million and $54.4 million, respectively. During the six months ended June 30, 2017, we paid $20.0 million of cash dividends to Woodbridge. Woodbridge is a wholly-owned subsidiary of BBX Capital (NYSE: BBX).

We intend to pay quarterly cash dividends on our common stock of $     per share. However, any dividends will be at the discretion of our board of directors and will be subject to applicable law and contractual restrictions, including restrictions contained in our credit facilities, and our financial condition, results of operations, available cash, capital requirements, general business conditions and prospects, and other factors that our board of directors may deem relevant. See “Risk Factors―We may not pay dividends on our common stock in the amounts anticipated, when anticipated, or at all.” Certain of our credit facilities contain terms which limit the payment of cash dividends on our common stock, and our future credit facilities may contain similar terms.

34

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017 on: (i) an actual basis; and (ii) an as adjusted basis to give effect to the sale by us of      shares of common stock in this offering, assuming an initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The as adjusted information below is illustrative only, and our cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization immediately following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

(dollars in thousands)	Actual	As adjusted(1)
Cash and cash equivalents	$145,468	$

Total long-term debt	$610,656	$

Shareholders’ equity:
Preferred stock, $0.01 par value per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma	—
Common stock, $0.01 par value per share: 100 shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in capital	44,706
Accumulated other comprehensive income	—
Retained earnings	225,351

Total shareholders’ equity	270,057

Total capitalization	$880,713	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus) would increase or decrease the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

35

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately following this offering.

As of June 30, 2017, (i) our net tangible book value, which equals our total tangible assets less our total liabilities, was approximately $255.5 million, and (ii) our pro forma net tangible book value per share, which represents our net tangible book value divided by the number of shares of our common stock outstanding after giving effect to the filing and effectiveness of our Amended and Restated Articles of Incorporation, was $     per share.

After giving effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $     per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of June 30, 2017 would have been $       million, or $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing shareholder and an immediate dilution in pro forma net tangible book value of $      per share to investors purchasing common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2017
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering
Pro forma net tangible book value per share immediately following this offering
Dilution in pro forma net tangible book value per share to investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus) would increase or decrease our pro forma net tangible book value per share immediately following this offering by $      and dilution per share to investors in this offering by $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, the pro forma net tangible book value per share immediately following this offering would be $      per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $          per share.

The following table presents, on a pro forma basis as described above, as of June 30, 2017, the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing shareholder and to be paid to us by investors purchasing shares in this offering at an assumed offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus), before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration (dollars in thousands)			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
Investors in this offering

Total		100.0%		$	100.0%

Sales of common stock by the selling shareholder in this offering will reduce the number of shares of common stock held by the selling shareholder to     , or approximately     % of the total shares of common stock outstanding immediately following this offering, and will increase the number of shares held by new investors to      , or approximately      % of the total shares of common stock outstanding immediately following this offering.

36

If the underwriters’ option to purchase additional shares is exercised in full, after giving effect to the sale of common stock in this offering by us and the selling shareholder, the selling shareholder would own          %, and our new investors would own          %, of the total number of shares of common stock outstanding immediately following this offering.

37

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share and per guest data)

The following tables set forth selected consolidated financial and other data as of the dates and for the periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2017 and 2016 and the selected consolidated balance sheet data as of June 30, 2017 and 2016 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in our opinion, all adjustments, which include normal recurring adjustments, that we consider necessary for a fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of the results that may be expected in the future. The per share data presented below is based on 100 shares of common stock outstanding as of June 30, 2017 and 2016 and December 31, 2016 and 2015. The data presented below should be read together with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Years Ended December 31,		For the Six Months Ended June 30,
	2016	2015	2017	2016
Consolidated Statement of Operations Data:
Sales of VOIs	$266,142	$259,236	$111,152	$124,913
Fee-based sales commission revenue	201,829	173,659	109,069	94,335
Other fee-based services revenue	103,448	97,539	56,056	51,611
Interest income	89,510	84,331	44,377	44,232
Other income, net	1,724	2,883	-	86
Total revenues	$662,653	$617,648	$320,654	$315,177

Net income attributable to shareholder	$74,951	$70,304	$40,621	$26,747

Per Share Data:
Basic diluted earnings attributable to shareholder	$749,510.00	$703,040.00	$406,210.00	$267,470.00

	As of and for the Years Ended December 31,		As of and for the Six Months Ended June 30,
	2016	2015	2017	2016
Consolidated Balance Sheet Data:
Notes receivable, net	$430,480	$415,598	$423,677	$417,820
Inventory	238,534	220,211	264,885	215,788
Total assets	1,128,632	1,083,151	1,190,396	1,121,632
Total debt obligations - non recourse	327,358	314,024	364,679	352,451
Total debt obligations - recourse	255,057	256,752	245,977	220,707
Total shareholder's equity	249,436	244,485	270,057	246,232

Other Financial Data:
System-wide sales of VOIs, net	$605,392	$552,723	$292,485	$286,655
Total Adjusted EBITDA	$137,749	$132,033	$73,580	$60,647
Adjusted EBITDA - sales of VOIs and financing	$169,068	$165,714	$87,097	$78,633
Adjusted EBITDA - resort operations and club management	$37,134	$35,628	$19,739	$20,109
Number of Bluegreen Vacation Club / Vacation Club Associate resorts at period end	65	65	66	65
Total number of sale transactions	45,340	43,576	19,040	22,526
Average sales volume per guest	$2,263	$2,381	$2,403	$2,268

38

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
Adjusted EBITDA - sales of VOIs and financing	$87,097	$78,633
Adjusted EBITDA - resort operations and club management	19,739	20,109
Total Segment Adjusted EBITDA	106,836	98,742
Less: Corporate and other	(32,256)	(38,095)
Total Adjusted EBITDA	$73,580	$60,647

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
Net income attributable to shareholder	$40,621	$26,747
Net income attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	6,288	4,802
Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	(6,093)	(4,725)
Loss (gain) on assets held for sale	40	(107)
Add: one-time special bonus	-	10,000
Add: depreciation	4,669	4,728
Less: interest income (other than interest earned on VOI notes receivable)	(4,195)	(4,055)
Add: interest expense - corporate and other	6,871	6,304
Add: franchise taxes	55	78
Add: provision for income taxes	25,324	16,875
Total Adjusted EBITDA	$73,580	$60,647

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
Adjusted EBITDA - sales of VOIs and financing	$169,068	$165,714
Adjusted EBITDA - resort operations and club management	37,134	35,628
Total Segment Adjusted EBITDA	206,202	201,342
Less: Corporate and other	(68,453)	(69,309)
Total Adjusted EBITDA	$137,749	$132,033

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
Net income attributable to shareholder	$74,951	$70,304
Net income attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	9,825	11,705
Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	(9,836)	(11,392)
Loss (gain) on assets held for sale	(1,423)	56
Add: one-time special bonus	10,000	-
Add: depreciation	9,536	9,181
Less: interest income (other than interest earned on VOI notes receivable)	(8,167)	(5,652)
Add: interest expense - corporate and other	12,505	15,390
Add: franchise taxes	186	130
Add: provision for income taxes	40,172	42,311
Total Adjusted EBITDA	$137,749	$132,033

39

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
Gross sales of VOIs	$132,692	$148,951
Add: Fee-Based sales	159,793	137,704
System-wide sales of VOIs, net	$292,485	$286,655

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
Gross sales of VOIs	$310,570	$301,324
Add: Fee-Based sales	294,822	251,399
System-wide sales of VOIs, net	$605,392	$552,723

Adjusted EBITDA and system-wide sales of VOIs, net are not recognized terms under GAAP and should not be considered as an alternative to net income (loss), gross sales of VOIs, or any other measure of financial performance or liquidity, including cash flow, derived in accordance with GAAP, or to any other method of analyzing our results as reported under GAAP. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of how we define Adjusted EBITDA and system-wide sales of VOIs, net and our reasons for providing information regarding such non-GAAP financial measures in this prospectus.

40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Executive Overview

We are a leading vacation ownership company that markets and sells VOIs and manages resorts in top leisure and urban destinations. Our resort network includes 42 Club Resorts (resorts in which owners in our Vacation Club have the right to use most of the units in connection with their VOI ownership) and 24 Club Associate Resorts (resorts in which owners in our Vacation Club have the right to use a limited number of units in connection with their VOI ownership).  Our Club Resorts and Club Associate Resorts are primarily located in popular, high-volume, “drive-to” vacation locations, including Orlando, Las Vegas, Myrtle Beach and Charleston, among others. Through our points-based system, the approximately 210,000 owners in our Vacation Club have the flexibility to stay at units available at any of our resorts and have access to almost 11,000 other hotels and resorts through partnerships and exchange networks. We have a robust sales and marketing platform supported by exclusive marketing relationships with nationally-recognized consumer brands, such as Bass Pro and Choice Hotels, which drive sales within our core demographic.

VOI Sales and Financing

Our primary business is the marketing and selling of deeded VOIs, developed either by us or third parties. Customers who purchase these VOIs receive an annual allotment of points, which can be redeemed for stays at one of our resorts or at 11,000 other hotels and resorts available through partnerships and exchange networks. Historically, VOI companies have funded the majority of the capital investment in connection with resort development with internal resources and acquisition and development funding. In 2009, we began selling VOIs on behalf of third-party developers and have successfully diversified from a business focused on capital-intensive resort development to a flexible model with a balanced mix of developed and capital-light inventory. Our relationships with third-party developers enable us to generate fees from the sales and marketing of their VOIs without incurring the significant upfront capital investment generally associated with resort acquisition or development. While sales of acquired or developed inventory typically result in greater Adjusted EBITDA contribution, fee-based sales require no initial investment or development financing risk. Both acquired or developed VOI sales and fee-based VOI sales drive recurring, incremental and long-term fee streams by adding owners to our Vacation Club and new resort management contracts. In conjunction with our VOI sales, we also generate interest income by originating loans for qualified purchasing owners. Collateralized by the underlying VOIs, our loans are generally structured as 10-year, fully-amortizing loans with a fixed interest rate ranging from 12% to 18% per annum. As of December 31, 2016, the weighted-average interest rate on our VOI notes receivable was 15.7%. In addition, we earn fees for various other services that produce recurring, predictable and long-term revenue. For example, we provide title and escrow services for fees in connection with the closing of VOI sales, and we generate fees for mortgage servicing and construction management services.

Resort Operations and Club Management

We enter into management agreements with the HOAs that maintain most of the resorts and earn fees for providing management services to those HOAs and our approximately 210,000 Vacation Club owners. These resort management services include oversight of housekeeping services, maintenance, and certain accounting and administration functions. Our management contracts yield highly predictable, recurring cash flows and do not have the traditional risks associated with hotel management contracts that are linked to daily rate or occupancy. Our management contracts are typically structured as “cost-plus,” with an initial term of three years and automatic one-year renewals. In connection with the management services provided to the Vacation Club, we manage the reservation system and provide owner, billing and collection services. We have not lost any of the 42 Club Resort management contracts. In addition to resort and club management services, we earn fees for various other services that produce recurring, predictable and long term-revenue including construction management services to third-party developers.

41

Principal Components Affecting our Results of Operations

Principal Components of Revenues

Fee-Based Sales. Represent sales of third-party VOIs where we are paid a commission.

JIT Sales. Represent sales of VOIs acquired from third parties in close proximity to when we intend to sell such VOIs.

Secondary Market Sales. Represent sales of VOIs acquired from HOAs or other owners, typically in connection with maintenance fee defaults. This inventory is generally purchased at a greater discount to retail price compared to developed VOI sales and JIT sales.

Developed VOI Sales. Represent sales of VOIs in resorts that we have developed or acquired (excluding inventory acquired through JIT and secondary market arrangements).

Financing Revenue. Represents revenue from the financing of VOI sales, which includes interest income and loan servicing fees. We also earn fees from mortgage servicing provided to certain third-party developers to purchasers of their VOIs.

Resort Operations and Club Management Revenue. Represents recurring fees from managing the Vacation Club and transaction fees for certain resort amenities and certain member exchanges. We also earn recurring management fees under our management agreements with HOAs for day-to-day management services, including oversight of housekeeping services, maintenance, and certain accounting and administration functions.

Other Fee-Based Services. Represents revenue earned from various other services that produce recurring, predictable and long-term revenue, such as title services.

Principal Components of Expenses

Cost of VOIs Sold. Represents the cost at which our owned VOIs sold during the period were relieved from inventory. In addition to inventory from our VOI business, our owned VOIs also include those that were acquired by us under JIT and secondary market arrangements. Compared to the cost of our developed inventory, VOIs acquired in connection with JIT arrangements typically have a relatively higher associated cost of sales as a percentage of sales while those acquired in connection with secondary market arrangements typically have a lower cost of sales as a percentage of sales as secondary market inventory is generally obtained from HOAs at a significant discount to retail price. Cost of VOIs sold as a percentage of sales of VOIs varies between periods based on the relative costs of the specific VOIs sold in each period and the size of the point packages of the VOIs sold (due to offered volume discounts, including consideration of cumulative sales to existing owners). Additionally, the effect of changes in estimates under the relative sales value method, including estimates of projected sales, future defaults, upgrades and incremental revenue from the resale of repossessed VOI inventory, are reflected on a retrospective basis in the period the change occurs. Cost of sales will typically be favorably impacted in periods where a significant amount of secondary market VOI inventory is acquired and the resulting change in estimate is recognized. While we believe that there is additional inventory that can be obtained through the secondary market at favorable costs to us in the future, there can be no assurance that such inventory will be available as expected.

Net Carrying Cost of VOI Inventory. Represents the maintenance fees and developer subsidies for unsold VOI inventory paid or accrued to the HOAs that maintain the resorts. We attempt to offset this expense, to the extent possible, by generating revenue from renting our VOIs and through our sampler programs. We net such revenue from this expense item.

42

Selling and Marketing Expense. Represents costs incurred to sell and market VOIs, including costs relating to marketing and incentive programs, tours, and related wages and sales commissions. Revenues from vacation package sales are netted against selling and marketing expenses.

Financing Expense. Represents financing interest expense related to our receivable-backed debt, amortization of the related debt issuance costs and other expenses incurred in providing financing and servicing loans. Additionally, we include costs incurred to service our loans and loans held by certain third-party developers.

Resort Operations and Club Management Expense. Represents costs incurred to manage resorts and the Vacation Club, including payroll and related costs and other administrative costs to the extent not reimbursed by the Vacation Club or HOAs.

General and Administrative Expense. Primarily represents compensation expense for personnel supporting our business segments, professional fees (including consulting, audit and legal fees), and administrative and related expenses.

Key Business and Financial Metrics and Terms Used by Management

Sales of VOIs. Represent sales of our owned VOIs, including developed VOIs, those obtained on a just-in-time basis, and those acquired through secondary market arrangements, reduced by equity trade allowances and an estimate of uncollectible VOI notes receivable. In addition to the above-described factors impacting system-wide sales of VOIs, net, sales of VOIs are impacted by the proportion of system-wide sales of VOIs, net sold on behalf of third-parties on a commission basis, which are not included in sales of VOIs.

System-wide Sales of VOIs, net. Represents all sales of VOIs, whether owned by us or a third party immediately prior to the sale. Sales of VOIs owned by third parties are transacted as sales of VOIs in our Vacation Club through the same selling and marketing process we use to sell our VOI inventory.

Guest Tours. Represents the number of sales presentations given at our sales centers during the period.

Sale to Tour Conversion Ratio. Represents the rate at which guest tours are converted to sales of VOIs and is calculated by dividing guest tours by number of VOI sales transactions.

Average Sales Volume Per Guest (“VPG”). Represents the sales attributable to tours at our sales locations and is calculated by dividing VOI sales by guest tours. We consider VPG to be an important operating measure because it measures the effectiveness of our sales process, combining the average transaction price with the sale-to-tour conversion ratio.

Adjusted EBITDA. We define Adjusted EBITDA as earnings, or net income, before taking into account interest income (excluding interest earned on VOI notes receivable), interest expense (excluding interest expense incurred on debt secured by our VOI notes receivable), income and franchise taxes, loss (gain) on assets held for sale, depreciation and amortization, and amounts attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations (in which we own a 51% interest). For purposes of the Adjusted EBITDA calculation, no adjustments were made for interest income earned on our VOI notes receivable or the interest expense incurred on debt that is secured by such notes receivable because they are both considered to be part of the operations of our business.

We consider our total Adjusted EBITDA and our Segment Adjusted EBITDA to be an indicator of our operating performance, and it is used by us to measure our ability to service debt, fund capital expenditures and expand our business. Adjusted EBITDA is also used by companies, lenders, investors and others because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. Adjusted EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

43

Adjusted EBITDA is not a recognized term under GAAP and should not be considered as an alternative to net income (loss) or any other measure of financial performance or liquidity, including cash flow, derived in accordance with GAAP, or to any other method of analyzing our results as reported under GAAP. The limitations of using Adjusted EBITDA as an analytical tool include, without limitation, that Adjusted EBITDA does not reflect (i) changes in, or cash requirements for, our working capital needs; (ii) our interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness (other than as noted above); (iii) our tax expense or the cash requirements to pay our taxes; (iv) historical cash expenditures or future requirements for capital expenditures or contractual commitments; or (v) the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations or performance. Further, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements. In addition, our definition of Adjusted EBITDA may not be comparable to definitions of Adjusted EBITDA or other similarly titled measures used by other companies.

Results of Operations

For the six months ended June 30, 2017 and 2016

Segment Results

We evaluate our business segments’ operating performance using Segment Adjusted EBITDA, as described in Note 10: Segment Reporting in our unaudited consolidated financial statements. For a discussion of our definition of Adjusted EBITDA, how management uses them to manage our business and material limitations on their usefulness, refer to the discussion above. The following tables set forth Segment Adjusted EBITDA, reconciled to consolidated amounts, including net income, our most comparable GAAP financial measure:

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
Adjusted EBITDA - sales of VOIs and financing	$87,097	$78,633
Adjusted EBITDA - resort operations and club management	19,739	20,109
Total Segment Adjusted EBITDA	106,836	98,742
Less: Corporate and other	(33,256)	(38,095)
Total Adjusted EBITDA	$73,580	$60,647

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
Net income attributable to shareholder	$40,621	$26,747
Net income attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	6,288	4,802
Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	(6,093)	(4,725)
Loss (gain) on assets held for sale	40	(107)
Add: one-time special bonus	-	10,000
Add: depreciation	4,669	4,728
Less: interest income (other than interest earned on VOI notes receivable)	(4,195)	(4,055)
Add: interest expense - corporate and other	6,871	6,304
Add: franchise taxes	55	78
Add: provision for income taxes	25,324	16,875
Total Adjusted EBITDA	$73,580	$60,647

44

Sales of VOIs and Financing

	For the Six Months Ended June 30,
	2017		2016
	Amount	% of System-wide sales of VOIs, net(5)	Amount	% of System-wide sales of VOIs, net(5)
(dollars in thousands)
Developed sales (1)	$135,053	46%	$209,173	73%
Secondary Market sales	78,979	27	61,006	21
Fee-Based sales	159,793	55	137,704	48
JIT sales	23,068	8	25,681	9
Less: equity trade allowances (6)	(104,408)	(36)	(146,909)	(51)
System-wide sales of VOIs, net	292,485	100%	286,655	100%
Less: Fee-Based sales	(159,793)	(55)	(137,704)	(48)
Gross sales of VOIs	132,692	45	148,951	52
Estimated uncollectible VOI
notes receivable (2)	(21,540)	(16)	(24,038)	(16)
Sales of VOIs	111,152	38	124,913	44
Cost of VOIs sold (3)	(4,453)	(4)	(13,583)	(11)
Gross profit (3)	106,699	96	111,330	89
Fee-Based sales commission revenue (4)	109,069	68	94,335	69
Financing revenue, net of financing expense	30,831	11	28,679	10
Other fee-based services - title operations, net	6,128	2	3,979	1
Net carrying cost of VOI inventory	(2,381)	(1)	(3,373)	(1)
Selling and marketing expenses	(153,366)	(52)	(147,421)	(51)
General and administrative expenses - sales and marketing	(12,898)	(4)	(12,070)	(4)
Operating profit - sales of VOIs and financing	84,082	29%	75,459	26%
Depreciation	3,015		3,174
Adjusted EBITDA - sales of VOIs and financing	$87,097		$78,633

(1)	Developed VOI sales represent sales of VOIs acquired or developed by us under our developed VOI business. Developed VOI sales do not include Secondary Market sales, Fee-Based sales or JIT sales.
(2)	Percentages for estimated uncollectible VOI notes receivable are calculated as a percentage of gross sales of VOIs, which excludes Fee-Based sales (and not of system-wide sales of VOIs, net).
(3)	Percentages for costs of VOIs sold and gross profit are calculated as a percentage of sales of VOIs (and not of system-wide sales of VOIs, net).
(4)	Percentages for Fee-Based sales commission revenue are calculated as a percentage of Fee-Based sales (and not of system-wide sales of VOIs, net).
(5)	Represents the applicable line item, calculated as a percentage of system-wide sales of VOIs, net, unless otherwise indicated in the above footnotes.
(6)	Equity trade allowances are amounts granted to customers upon trading in their existing VOIs in connection with the purchase of additional VOIs.

Sales of VOIs. Sales of VOIs were $111.2 million and $124.9 million during the six months ended June 30, 2017 and 2016, respectively. Gross sales of VOIs were reduced by $21.5 million and $24.0 million during the six months ended June 30, 2017 and 2016, respectively, for estimated future uncollectible notes receivable. Estimated losses for uncollectible VOI notes receivable vary with the amount of financed sales during the period and changes in our estimates of future note receivable performance for existing and newly originated loans. In connection with our quarterly analysis of our loan portfolio, which consists of evaluating the expected future performance of loans with remaining lives up to ten years, we may identify factors or trends that change our estimate of future loan performance and result in a change in the allowance for credit losses. Our estimated uncollectible VOI notes receivable as a percentage of gross sales of VOIs were 16% during both of the six months ended June 30, 2017 and 2016. While we believe our notes receivable are adequately reserved at this time, actual defaults may differ from the estimates and the reserve may not be adequate.

System-wide sales of VOIs, net. System-wide sales of VOIs, net were $292.5 million and $286.7 million during the six months ended June 30, 2017 and 2016, respectively. The growth in system-wide sales is primarily attributable to an 18% increase in the average sales price per transaction, partially offset by a decrease of 6% in the number of guest tours as well as an 11% decrease in sale-to-tour conversion ratio. During the six months ended June 30, 2017, we implemented screening of the credit qualifications of potential marketing guests to create a more efficient marketing and selling process, resulting in a higher average transaction price, higher average sales volume per guest, and a lower amount of tours. Starting in the fourth quarter of 2016, we temporarily increased our minimum transaction size requirements. In the 2017 period compared to the 2016 period, the higher average sales transaction price, as well as the temporary increase in the minimum transaction size, resulted in a lower sale-to-tour conversion ratio. In July 2017, we implemented new collateral materials to support our customers purchasing lower-point VOIs and we reinstated our former lower minimum transaction size requirements, and we expect this will result in an increase in our sales-to-tour conversion ratio, although there can be no assurances.

45

Included in system-wide sales of VOIs, net are fee-based sales, JIT sales, secondary market sales and developed VOI sales. Sales by category are tracked based on which deeded VOI is conveyed in each transaction. We manage which VOIs are sold based on several factors, including the needs of third-party developer clients, our debt service requirements and default resale requirements under term securitization and similar transactions. These factors contribute to fluctuations in the amount of sales by category from period to period.

The following table sets forth certain information for system-wide sales of VOIs, net for the periods indicated. The information is provided before giving effect to the deferral of our VOI sales in accordance with GAAP:

	For the Six Months Ended
	June 30,
	2017	2016	% Change

Number of sales offices at period-end	23	23	0
Number of active sales arrangements with third-party clients at period-end	13	12	8
Total number of VOI sales transactions	19,040	22,526	(15)
Average sales price per transaction	$15,675	$13,265	18
Number of total guest tours	124,208	131,768	(6)
Sale-to-tour conversion ratio - total marketing guests	15.3%	17.1%	(11)
Number of new guest tours	80,613	90,949	(11)
Sale-to-tour conversion ratio - new marketing guests	12.6%	13.9%	(9)
Percentage of sales to existing owners	49.2%	46.7%	5
Average sales volume per guest	$2,403	$2,268	6

The average default rates and delinquency relates (more than 30 days past due) on our VOI notes receivable were as follows:

	Twelve Months Ended June 30,
	2017	2016

Average annual default rates	8.0%	7.1%

	As of June 30,
	2017	2016

Delinquency rates	2.7%	2.8%

See “Business-Legal Proceedings” for information regarding letters we have received from attorneys who purport to represent VOI owners and who have encouraged VOI owners to become delinquent and ultimately default on their obligations, which have had an adverse impact on our delinquency and default rates.

Cost of VOIs Sold. During the six months ended June 30, 2017 and 2016, cost of VOIs sold were $4.5 million and $13.6 million, respectively, and represented 4% and 11% of sales of VOIs, respectively. During the six months ended June 30, 2017, we implemented several changes including a risk-based financing program and a revised VOI pricing matrix. These changes increased the average selling price of VOIs by approximately 4%. As a result of this pricing change, we also increased our estimate of total gross margin generated on the sale of our VOI inventory under the relative sales value method, accordingly during the second quarter of 2017, we recognized a benefit to cost of VOI sold of $5.1 million.

46

Fee-Based Sales Commission Revenue. During the six months ended June 30, 2017 and 2016, we sold $159.8 million and $137.7 million, respectively, of third-party VOI inventory under commission arrangements and earned sales and marketing commissions of $109.1 million and $94.3 million, respectively, in connection with those sales. The increase in the sales of third-party developer inventory on a commission basis during the 2017 period was due primarily to the factors described above related to the increase in system-wide sales of VOIs, net. We earned an average sales and marketing commission of 68% and 69% during the six months ended June 30, 2017 and 2016, respectively. The decrease in sales and marketing commissions as a percentage of fee-based sales commission revenue is primarily related to an incentive commission of $1.7 million earned in June 2016 related to the achievement of certain sales thresholds pursuant to the terms and conditions of the applicable contractual arrangement, with no such comparable incentive commission earned in the 2017 period.

Financing Revenue, Net of Financing Expense- Sales of VOIs. During the six months ended June 30, 2017 and 2016, financing revenue, net of financing expense related to the sale of VOIs were $30.8 million and $28.7 million, respectively. The increase is a result of our lower cost of borrowing and an increase in our VOI notes receivable portfolio. Revenues from mortgage servicing of $2.4 million and $1.7 million during the six months ended June 30, 2017 and 2016, respectively, are included in financing revenue, net of mortgage servicing expenses of $2.8 million and $3.2 million during the six months ended June 30, 2017 and 2016, respectively.

Other Fee-Based Services– Title Operations, net. During the six months ended June 30, 2017 and 2016, revenue from our title operations was $8.6 million and $6.6 million, respectively, which was partially offset by expenses directly related to our title operations of $2.4 million and $2.7 million, respectively.

Net Carrying Cost of VOI Inventory. The carrying cost of our inventory was $8.4 million and $8.5 million during the six months ended June 30, 2017 and 2016, respectively, which was partly offset by rental and sampler revenues of $6.0 million and $5.2 million, respectively. The decrease in carrying costs is a result of our capital-light business activities, and an increase in rental and sampler revenues.

Selling and Marketing Expenses. Selling and marketing expenses were $153.4 million and $147.4 million during the six months ended June 30, 2017 and 2016, respectively. As a percentage of system-wide sales of VOIs, net, selling and marketing expenses increased to 52% during the six months ended June 30, 2017 from 51% during the six months ended June 30, 2016. The increase in selling and marketing expense as a percentage of sales was primarily due to the impact of the implementation of the screening of credit qualifications of potential marketing guests, partially offset by an increase in the average sales volume per guest.

General and Administrative Expenses- Sales and Marketing Operations. General and administrative expenses, which represent expenses directly attributable to sales and marketing operations were $12.9 million and $12.1 million during the six months ended June 30, 2017 and 2016, respectively. As a percentage of system-wide sales of VOIs, net, general and administrative expenses directly attributable to sales and marketing operations were 4% during both the six months ended June 30, 2017 and 2016.

47

Resort Operations and Club Management

	For the Six Months Ended June 30,
(dollars in thousands)	2017		2016
Resort operations and club management revenue	$47,502		$44,968
Resort operations and club management expense	(28,567)		(25,550)
Operating profit - resort operations and club management	18,935	40%	19,418	43%
Depreciation	804		691
Adjusted EBITDA - resort operations and club management	$19,739		$20,109

Resort Operations and Club Management Revenue. Resort operations and club management revenue increased 6% during the six months ended June 30, 2017, as compared to the six months ended June 30, 2016. We provide management services to the Vacation Club and to a majority of the HOAs of the resorts within the Vacation Club. In connection with our management services, we also manage the Vacation Club reservation system, provide services to owners and perform billing and collections services to the Vacation Club and certain HOAs. The resort properties we managed increased from 46 as of June 30, 2016 to 47 as of June 30, 2017 due to the addition of a new resort under management in Charleston. Resort operations and club management revenues increased during the 2017 period compared to the 2016 period primarily as a result of increases in the number of managed resorts and the number of owners in the Vacation Club. Additionally, we generate revenues from our Traveler Plus program, and food and beverage and other retail operations at certain Club Resorts. We also earn commissions from providing rental services to third parties and fees from managing the construction activities of certain of our fee-based third party-developer clients.

Resort Operations and Club Management Expense. During the six months ended June 30, 2017, resort operations and club management expenses increased 12%, respectively, compared to six months ended June 30, 2016. The increase is primarily due to the increased cost of providing management services as a result of the higher service volumes described above and the higher costs associated with programs to VOI owners.

Corporate and Other

	For the Six Months Ended June 30,
(dollars in thousands)	2017	2016
General and administrative expenses - corporate and other	$(28,269)	$(44,520)
Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	(6,093)	(4,725)
Other income, net	-	86
Add: one-time special bonus	-	10,000
Add: financing revenue - corporate and other	4,356	4,285
Less: interest income (other than interest earned on VOI notes receivable)	(4,195)	(4,055)
Franchise taxes	55	78
Loss (gain) on assets held for sale	40	(107)
Depreciation	850	863
Corporate and other	$(33,256)	$(38,095)

General and Administrative Expenses – Corporate and Other. General and administrative expenses, which represent expenses directly attributable to corporate overhead, were $28.3 million and $44.5 million during the six months ended June 30, 2017 and 2016, respectively. The decrease was primarily related to special bonuses totaling $10.0 million which were paid to certain of our employees in June 2016, with no such comparable bonus paid in the 2017 period. In addition, personnel costs and consulting fees decreased but were partially offset by higher information technology related costs.

48

Adjusted EBITDA Attributable to the Non-Controlling Interest in Bluegreen/Big Cedar Vacations. We include in our consolidated financial statements the results of operations and financial condition of Bluegreen/Big Cedar Vacations, our 51%-owned subsidiary. The non-controlling interest in Adjusted EBITDA of Bluegreen/Big Cedar Vacations is the portion of Bluegreen/Big Cedar Vacations’ Adjusted EBITDA that is attributable to Big Cedar, LLC (“BC LLC”), which owns the remaining 49% interest in Bluegreen/Big Cedar Vacations. BC LLC is an affiliate of Bass Pro. Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations was $6.1 million and $4.7 million during the six months ended June 30, 2017 and 2016, respectively.

For the years ended December 31, 2016 and 2015

Segment Results

We evaluate our business segments’ operating performance using Segment Adjusted EBITDA, as described in Note 12: Segment Reporting in our audited consolidated financial statements. For a discussion of our definition of Adjusted EBITDA, how management uses them to manage our business and material limitations on their usefulness, refer to the discussion above. The following tables set forth Segment Adjusted EBITDA, reconciled to consolidated amounts, including net income, our most comparable GAAP financial measure:

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
Adjusted EBITDA - sales of VOIs and financing	$169,068	$165,714
Adjusted EBITDA - resort operations and club management	37,134	35,628
Total Segment Adjusted EBITDA	206,202	201,342
Less: Corporate and other	(68,453)	(69,309)
Total Adjusted EBITDA	$137,749	$132,033

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
Net income attributable to shareholder	$74,951	$70,304
Net income attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	9,825	11,705
Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	(9,836)	(11,392)
Loss (gain) on assets held for sale	(1,423)	56
Add: one-time special bonus	10,000	-
Add: depreciation	9,536	9,181
Less: interest income (other than interest earned on VOI notes receivable)	(8,167)	(5,652)
Add: interest expense - corporate and other	12,505	15,390
Add: franchise taxes	186	130
Add: provision for income taxes	40,172	42,311
Total Adjusted EBITDA	$137,749	$132,033

49

Sales of VOIs and Financing

	For the Years Ended December 31,
	2016		2015
	Amount	% of System- wide sales of VOIs, net(5)	Amount	% of System- wide sales of VOIs, net(5)
(dollars in thousands)
Developed sales (1)	$394,745	65%	$424,304	77%
Secondary Market sales	164,991	27	138,487	25
Fee-Based sales	294,822	49	251,399	45
JIT sales	39,626	7	27,593	5
Less: equity trade allowances (6)	(288,792)	(48)	(289,060)	(52)
System-wide sales of VOIs, net	605,392	100%	552,723	100%

Less: Fee-Based sales	(294,822)	(49)	(251,399)	(45)
Gross sales of VOIs	310,570	51	301,324	55
Estimated uncollectible VOI notes receivable (2)	(44,428)	(14)	(42,088)	(14)
Sales of VOIs	266,142	44	259,236	47
Cost of VOIs sold (3)	(27,346)	(10)	(22,884)	(9)
Gross profit (3)	238,796	90	236,352	91
Fee-Based sales commission revenue (4)	201,829	68	173,659	69
Financing revenue, net of financing expense	60,290	10	55,131	10
Other fee-based services - title operations, net	8,722	1	9,387	2
Net carrying cost of VOI inventory	(6,847)	(1)	(7,046)	(1)
Selling and marketing expenses	(314,039)	(52)	(284,351)	(51)
General and administrative expenses - sales and marketing	(26,024)	(4)	(23,403)	(4)
Operating profit - sales of VOIs and financing	162,727	27%	159,729	29%
Depreciation	6,341		5,985
Adjusted EBITDA - sales of VOIs and financing	$169,068		$165,714

(1)	Developed VOI sales represent sales of VOIs acquired or developed by us under our developed VOI business. Developed VOI sales do not include Secondary Market sales, Fee-Based sales, or JIT sales.
(2)	Percentages for estimated uncollectible VOI notes receivable are calculated as a percentage of gross sales of VOIs, which excludes Fee-Based sales (and not of system-wide sales of VOIs, net).
(3)	Percentages for costs of VOIs sold and gross profit are calculated as a percentage of sales of VOIs (and not of system-wide sales of VOIs, net).
(4)	Percentages for Fee-Based sales commission revenue are calculated as a percentage of Fee-Based sales (and not of system-wide sales of VOIs, net).
(5)	Represents the applicable line item, calculated as a percentage of system-wide sales of VOIs, net, unless otherwise indicated in the above footnotes.
(6)	Equity trade allowances are amounts granted to customers upon trading in their existing VOIs in connection with the purchase of additional VOIs.

Sales of VOIs.   Sales of VOIs were $266.1 million and $259.2 million during the years ended December 31, 2016 and 2015, respectively. In addition to the factors described below impacting system-wide sales of VOIs, net, sales of VOIs are impacted by the proportion of system-wide sales of VOIs, net sold on behalf of third parties on a commission basis, which are not included in sales of VOIs.

System-wide sales of VOIs, net. System-wide sales of VOIs, net were $605.4 million and $552.7 million during the years ended December 31, 2016 and 2015, respectively.  During the year ended December 31, 2016, the number of tours increased 16% and the number of new prospect tours increased 22% compared to the year ended December 31, 2015. This increase reflects efforts to expand marketing to new sales prospects. The average sales price per transaction increased by 6% for the year ended December 31, 2016 compared to the year ended December 31, 2015. We estimate that system-wide sales were adversely impacted by approximately $6.3 million as a result of Hurricane Matthew and the Tennessee wildfires in 2016. This growth reflected an increase in the number of tours and the average price per transaction, partially offset by a decrease in the sale-to-tour conversion ratio.

50

The following table sets forth certain information for system-wide sales of VOIs, net for 2016 and 2015. The information is provided before giving effect to the deferral of VOI sales in accordance with GAAP:

	For the Year Ended December 31,
	2016	2015	% Change

Number of sales offices at period-end	23	23	0
Number of active sales arrangements with third-party clients at period-end	14	15	(7)
Total number of VOI sales transactions	45,340	43,576	4
Average sales price per transaction	$13,727	$12,962	6
Number of total guest tours	274,987	237,208	16
Sale-to-tour conversion ratio– total marketing guests	16.5%	18.4%	(10)
Number of new guest tours	190,235	156,554	22
Sale-to-tour conversion ratio– new marketing guests	13.5%	14.9%	(9)
Percentage of sales to existing owners	46.0%	48.2%	(5)
Average sales volume per guest	$2,263	$2,381	(5)

Gross sales of VOIs decreased by $44.4 million and $42.1 million during the years ended December 31, 2016, and 2015, respectively, for estimated future uncollectible notes receivable. Our estimated uncollectible VOI notes receivable as a percentage of gross sales of VOIs were 14% during each of the years ended December 31, 2016 and 2015. We believe a portion of the default increase in recent years is a result of the receipt of cease and desist letters from attorneys purporting to represent certain VOI owners and encouraging such owners to become delinquent and ultimately default on their obligations. Following receipt, contact of VOI owners is ceased, unless otherwise allowed by law.

The average default rates and delinquency relates (more than 30 days past due) on our notes receivable were as follows:

	Year Ended December 31,
	2016	2015

Average annual default rates	7.5%	6.9%

	As of December 31,
	2016	2015

Delinquency rates	3.3%	3.3%

See “Business-Legal Proceedings” for information regarding letters we have received from attorneys who purport to represent VOI owners and who have encouraged VOI owners to become delinquent and ultimately default on their obligations, which have had an adverse impact on our delinquency and default rates.

Cost of VOIs Sold.  During the years ended December 31, 2016 and 2015, cost of VOIs sold was $27.3 million, and $22.9 million, respectively, and represented 10%, and 9%, respectively, of sales of VOIs. In September 2016, we increased the selling price of our VOIs by 5%. As a result of this pricing change, our management also increased our estimate of total gross margin generated on the sale of our VOI inventory. Under the relative sales value method prescribed for timeshare developers to relieve the cost of VOI inventory, changes to the estimate of gross margin expected to be generated on the sale of VOI inventory are recognized on a retrospective basis in earnings. Accordingly, during the year ended December 31, 2016, we recognized a benefit to cost of VOIs sold of $5.6 million.

51

Fee-Based Sales Commission Revenue.  During the years ended December 31, 2016 and 2015, we sold $294.8 million and $251.4 million, respectively, of third-party VOI inventory under commission arrangements within our capital-light business strategy and earned sales and marketing commissions of $201.8 million and $173.7 million, respectively, in connection with those sales. This increase was due primarily to an increase in the number of commission based clients, as well as the factors described above related to the increase in system-wide sales of VOIs, net. We earned an average sales and marketing commission of 68% and 69% during the years ended December 31, 2016, and 2015, respectively. This increase in 2015 included an incentive commission of $1.1 million related to the achievement of certain sales thresholds pursuant to the terms and conditions of the applicable contractual arrangement.

Financing Revenue, Net of Financing Expense- Sales of VOIs. During the years ended December 31, 2016 and 2015, financing revenue, net of financing expense related to the sale of VOIs were $60.3 million and $55.1 million, respectively. The increase is a result of our lower cost of borrowing and an increase in our VOI notes receivable portfolio. Revenues from mortgage servicing during the years ended December 31, 2016 and 2015 of $3.8 million and $2.7 million, respectively, are included in financing revenue, net of mortgage servicing expenses of $6.1 million and $5.6 million, during the years ended December 31, 2016 and 2015, respectively.

Other Fee-Based Services– Title Operations, net. During the years ended December 31, 2016 and 2015, revenue from our title operations was $13.8 million and $14.3 million, respectively, which was partially offset by expenses directly related to our title operations of $5.1 million and $4.9 million, respectively.

Net Carrying Cost of VOI Inventory.    The carrying cost of our inventory was $16.8 million and $15.3 million during the years ended December 31, 2016 and 2015, respectively, which was partly offset by rental and sampler revenues of $9.9 million and $8.3 million, respectively. The increase during the 2016 period as compared to the 2015 period was primarily due to an increase in maintenance fees related to a newly constructed building at Bluegreen/Big Cedar Vacation’s Paradise Point resort that began sales in November 2015, partially offset by an increase in rental revenues and the increased emphasis on our capital-light strategy.

Selling and Marketing Expenses.  Selling and marketing expenses were $314.0 million and $284.4 million during the years ended December 31, 2016 and 2015, respectively. As a percentage of system-wide sales of VOIs, net, selling and marketing expenses were 52% and 51% during the years ended December 31, 2016 and 2015, respectively. This increase was a result of the focus on increasing our marketing efforts to new prospects as opposed to existing owners, which resulted in higher costs per tour from new and expanding marketing channels. Sales to existing owners generally involve lower marketing expenses than sales to new prospects. We expect to continue to increase our focus on sales to new prospects and, as a result, sales and marketing expenses generally and as a percentage of sales may continue to increase.

General and Administrative Expenses – Sales and Marketing Operations.  General and administrative expenses, which represent expenses directly attributable to sales and marketing operations, were $26.0 million and $23.4 million during the years ended December 31, 2016 and 2015, respectively. As a percentage of system-wide sales of VOIs, net, general and administrative expenses directly attributable to sales and marketing operations were 4% during both of the years ended December 31, 2016 and 2015.

Resort Operations and Club Management

	For the Years Ended December 31,
(dollars in thousands)	2016		2015
Resort operations and club management revenue	$89,610		$83,256
Resort operations and club management expense	(52,516)		(49,000)
Operating profit - resort operations and club management	37,094	41%	34,256	41%
Loss (gain) on assets held for sale	(1,383)		-
Depreciation	1,423		1,372
Adjusted EBITDA - resort operations and club management	$37,134		$35,628

52

Resort Operations and Club Management Revenue.  Resort operations and club management revenues were $89.6 million and $83.3 million during the years ended December 31, 2016 and 2015, respectively.  As of December 31, 2016 and 2015, we managed 46 and 45 resort properties and hotels, respectively. Resort operations and club management revenue increase primarily as a result of increases in the number of owners in the Vacation Club. In January 2015, we sold the management contract from Bluegreen at Atlantic Palace Resort and recognized a $0.3 million gain, which is included in other income for the year ended December 31, 2015. Additionally, we generate revenues from our Traveler Plus program, and food and beverage and other retail operations. We also earn commissions from providing rental services to third parties and fees from managing the construction activities of certain fee-based clients.

Resort Operations and Club Management Costs. Resort operations and club management costs were $52.5 million and $49.0 million during the years ended December 31, 2016 and 2015. This increases are primarily due to the higher costs associated with programs provided to VOI owners and increased costs of providing management services as a result of the higher service volumes described above.

Corporate and Other

	For the Years Ended December 31,
(dollars in thousands)	2016	2015
General and administrative expenses - corporate and other	$(72,652)	$(63,166)
Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations	(9,836)	(11,392)
Other income, net	1,724	2,883
Add: one-time special bonus	10,000	-
Add: financing revenue -corporate and other	8,560	6,008
Less: interest income (other than interest earned on VOI notes receivable)	(8,167)	(5,652)
Franchise taxes	186	130
Loss (gain) on assets held for sale	(40)	56
Depreciation	1,772	1,824
Corporate and other	$(68,453)	$(69,309)

Other Income, Net. Other income, net was $1.7 million and $2.9 million during 2016, and 2015, respectively. The decrease in 2016 is mainly the result of the sale of a property management agreement during the first quarter of 2015 for $2.0 million, with no comparable 2016 transaction.

General and Administrative Expenses – Corporate and Other.  General and administrative expenses, which represent expenses directly attributable to corporate overhead, were $72.7 million and $63.2 million during the years ended December 31, 2016 and 2015, respectively.  The increase in 2016 was primarily due to special bonuses totaling $10.0 million, which were paid to certain of our employees in June 2016.

Adjusted EBITDA Attributable to the Non-Controlling Interest in Bluegreen/Big Cedar Vacations. We include in our consolidated financial statements the results of operations and financial condition of Bluegreen/Big Cedar Vacations, our 51%-owned subsidiary. The non-controlling interest in Adjusted EBITDA of Bluegreen/Big Cedar Vacations is the portion of Bluegreen/Big Cedar Vacations’ Adjusted EBITDA that is attributable to BC LLC, which holds the remaining 49% interest in Bluegreen/Big Cedar Vacations. Adjusted EBITDA attributable to the non-controlling interest in Bluegreen/Big Cedar Vacations was $9.8 million and $11.4 million during the years ended December 31, 2016 and 2015, respectively.

53

Changes in Financial Condition

The following table summarizes our cash flows for the periods indicated (in thousands):

	For the Six Months Ended June 30,
	2017	2016
Net cash provided by operating activities	$15,079	$64,641
Net cash used in investing activities	(5,407)	(4,597)
Net cash used in financing activities	(8,326)	(25,081)
Net increase in cash and cash equivalents	$1,346	$34,963

	Year Ended December 31,
	2016	2015
Net cash provided by operating activities	$112,476	$81,293
Net cash used in investing activities	(7,352)	(88,925)
Net cash used in financing activities	(76,526)	(62,013)
Net increase (decrease) in cash and cash equivalents	$28,598	$(69,645)

Cash Flows from Operating Activities

Our operating cash flow decreased $49.6 million during the six months ended June 30, 2017 compared to the same period in 2016 due in part to a $25.4 million tax sharing payment in the 2017 period as compared to $13.8 million in the 2016 period and increased spending on the acquisition and development of inventory in the 2017 period. During the first six months of 2017, we paid $10.3 million for development expenditures, primarily related to Bluegreen/Big Cedar Vacations, as compared to $5.0 million in the 2016 period. Additionally, we paid $15.9 million for inventory acquired in connection with JIT and secondary market arrangements in the 2017 period compared to $5.3 million for inventory purchased in connection with such arrangements during the 2016 period. These changes were partially offset by the increase in net income.

Our operating cash flow increased $31.2 million during the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to decreased spending on the acquisition and development of inventory. During the year ended December 31, 2016, we paid $17.4 million for development expenditures, primarily related to Bluegreen/Big Cedar Vacations, as compared to $30.6 million during the year ended December 31, 2015. Further, operating cash flow increased due to positive cash flow from changes in components of working capital. This increase in operating cash flow was partially offset by lower cash realized within 30 days of sale, from 46% in the year ended December 31, 2015 to 41% in the year ended December 31, 2016, spending of $17.7 million for inventory acquired in connection with JIT and secondary market arrangements during the year ended December 31, 2016 compared to $15.8 million for inventory purchased in connection with such arrangements during the year ended December 31, 2015 and the purchase during 2016 of a parcel of land adjacent to our Club 36 resort in Las Vegas for $6.1 million, for the future development of VOI inventory.

Cash Flows from Investing Activities

Cash used in investing activities increased $0.8 million during the six months ended June 30, 2017 compared to the same period in 2016, reflecting increased purchases of property and equipment in 2017.

Cash used in investing activities decreased $81.6 million during the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to an $80.0 million loan made by us to BBX Capital during April 2015.

Cash Flows from Financing Activities

During the six months ended June 30, 2017, cash from financing activities increased $16.8 million compared to the same period of 2016, primarily due to the proceeds from the Fifth Third Syndicated Line-of-Credit of $30.0 million. Additionally, we paid $20.0 million in dividends to our parent company during the six months ended June 30, 2017, compared to $25.0 million of dividends paid during the same period in 2016. These increases were partially offset by the decreased proceeds from the 2017 Term Securitization compared to the 2016 Term Securitization.

54

During the year ended December 31, 2016, cash flows from financing activities decreased $14.5 million compared to the year ended December 31, 2015, primarily due to a $16.0 million increase in dividends paid by us and an increase in payments on existing credit facilities, partially offset by an increase in proceeds from the 2016 Term Securitization compared to the 2015 Term Securitization, as well as the $25.0 million Fifth Third Syndicated Term Loan obtained during the year ended December 31, 2016.

For additional information on the availability of cash from existing credit facilities, as well as repayment obligations, see “Liquidity and Capital Resources” below.

Seasonality

We have historically experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. This seasonality has resulted, and may continue to result, in fluctuations in our quarterly operating results. Although more potential customers typically visit our sales offices during the quarters ending in June and September, our ultimate recognition of the resulting sales during these periods may be delayed due to down payment requirements for recognition of real estate sales under GAAP or due to the timing of development and required use of the percentage-of-completion method of accounting.

Liquidity and Capital Resources

Our primary sources of funds from internal operations are: (i) cash sales; (ii) down payments on VOI sales which are financed; (iii) proceeds from the sale of, or borrowings collateralized by, notes receivable; (iv) cash from finance operations, including mortgage servicing fees and principal and interest payments received on the purchase money mortgage loans arising from sales of VOIs; and (v) net cash generated from sales and marketing fee-based services and other fee-based services, including resorts management operations.

While the vacation ownership business has historically been capital intensive and we may from time to time pursue transactions or activities which may require significant capital investment and adversely impact cash flows, we have generally sought to focus on the generation of “free cash flow” (defined as cash flow from operating activities, less capital expenditures) by: (i) incentivizing our sales associates and creating programs with third-party credit card companies to generate a higher percentage of sales in cash; (ii) maintaining sales volumes that focus on efficient marketing channels; (iii) limiting our capital and inventory expenditures; (iv) utilizing sales and marketing, mortgage servicing, resort management services, title and construction expertise to pursue fee-based-service business relationships that generally require minimal up-front capital investment and have the potential to produce incremental cash flows; and (v) more recently, by selling VOIs through secondary market sales and JIT sales.

VOI sales are generally dependent upon providing financing to buyers. The ability to sell and/or borrow against notes receivable from VOI buyers has been a critical factor in our continued liquidity. A financed VOI buyer is only required to pay a minimum of 10% to 20% of the purchase price in cash at the time of sale; however, selling, marketing and administrative expenses attributable to the sale are primarily cash expenses that generally exceed a buyer’s minimum required down payment. Accordingly, having financing facilities available for the hypothecation, sale or transfer of our VOI notes receivable has been a critical factor in our ability to meet our short and long-term cash needs. We have attempted to maintain a number of diverse financing facilities. Historically, we have relied on our ability to sell receivables in the term securitization market in order to generate liquidity and create capacity in our receivable facilities. In addition, maintaining adequate VOI inventory to sell and pursue growth into new markets has historically required us to incur debt for the acquisition, construction and development of new resorts. We expect to seek to acquire or develop additional VOI inventory, which may increase our acquisition and development expenditures as compared to prior periods and may involve or require the incurrence of additional debt.

In connection with our capital-light business activities, we have entered into agreements with third-party developers that allow us to buy VOI inventory, typically on a non-committed basis, prior to when we intend to sell such VOI. Our capital-light business strategy also includes secondary market sales, pursuant to which we enter into secondary market arrangements with certain HOAs and others on a non-committed basis, which allows us to acquire VOIs generally at a significant discount, as such VOIs are typically obtained by the HOAs through foreclosure in connection with maintenance fee defaults. Acquisition of JIT and secondary market inventory in 2017 is expected to range from $35 million to $45 million.

55

Available funds may also be used to acquire other businesses or assets, invested in other real estate based opportunities, or loaned to affiliates or others.

During the six months ended June 30, 2017, we paid a $20.0 million cash dividend to Woodbridge. We expect to pay cash dividends on a regular basis, subject to declaration by, and the discretion of, our board of directors and limitations contained in our credit facilities.

2017 Term Securitization. On June 6, 2017, we completed a private offering and sale of approximately $120.2 million of investment-grade, VOI receivable-backed notes (the "2017 Term Securitization"). The 2017 Term Securitization consisted of the issuance of two tranches of VOI receivable-backed notes (the “Notes”): approximately $88.8 million of Class A notes and approximately $31.4 million of Class B notes with interest rates of 2.95% and 3.59%, respectively, which blended to an overall weighted average interest rate of approximately 3.12%. The gross advance rate for this transaction was 88%. The Notes mature in October 2032.

The amount of the VOI notes receivable sold or to be sold to BXG Receivables Note Trust 2017 (the “Trust”) is $136.5 million, $117.0 million of which was sold to the Trust at closing, $3.0 million of which was subsequently sold to the 2017 Trust during the period ended June 30, 2017 and $16.6 million of which (the “Prefunded Receivables”) is expected to be sold to the Trust by October 4, 2017. The gross proceeds of such sales to the Trust were $120.2 million. A portion of the proceeds received were used to: repay KeyBank and DZ $32.3 million, representing all amounts outstanding (including accrued interest) under the KeyBank/DZ Purchase Facility; repay Liberty Bank approximately $26.8 million (including accrued interest) under our existing facility with Liberty Bank; capitalize a reserve fund; and pay fees and expenses associated with the transaction. In April 2017, we, as servicer, redeemed the notes related to BXG Receivables Note Trust 2010-A for approximately $10.0 million, and certain of the VOI notes receivable in such trust were sold to the Trust in connection with the 2017 Term Securitization. The remainder of the gross proceeds from the 2017 Term Securitization were used for or are expected to be used for general corporate purposes. As a result of the facility repayments described above, immediately after the closing of the 2017 Term Securitization, (i) there were no amounts outstanding under the KeyBank/DZ Purchase Facility, which allows for maximum outstanding receivable-backed borrowings of $80.0 million on a revolving basis through December 31, 2019 and (ii) there was approximately $10.0 million outstanding under the Liberty Bank Facility, which permits maximum outstanding receivable-backed borrowings of $50.0 million on a revolving basis through November 30, 2017, in each case, subject to eligible collateral and the other terms and conditions of the facility. Thus, additional availability of approximately $58.9 million in the aggregate was created under the KeyBank/DZ Purchase Facility and Liberty Bank Facility as a result of the repayments.

While ownership of the VOI notes receivable included in the 2017 Term Securitization is transferred and sold for legal purposes, the transfer of these VOI notes receivable is accounted for as a secured borrowing for financial accounting purposes. Accordingly, no gain or loss was recognized as a result of this transaction. Subject to the performance of the collateral, we will receive any excess cash flows generated by the receivables transferred under the 2017 Term Securitization (excess meaning after payments of customary fees, interest, and principal under the 2017 Term Securitization) on a pro-rata basis as borrowers make payments on their notes.

Our level of debt and debt service requirements have several important effects on our operations, including the following: (i) significant debt service cash requirements reduce the funds available for operations and future business opportunities and increase our vulnerability to adverse economic and industry conditions, as well as conditions in the credit markets, generally; (ii) our leverage position increases our vulnerability to economic and competitive pressures; (iii) the financial covenants and other restrictions contained in indentures, credit agreements and other agreements relating to our indebtedness require us to meet certain financial tests and may restrict our ability to, among other things, pay dividends, borrow additional funds, dispose of assets or make investments; and (iv) our leverage position may limit funds available for acquisitions, working capital, capital expenditures, dividends and other general corporate purposes. Certain of our competitors operate on a less leveraged basis and have greater operating and financial flexibility than we do.

56

Credit Facilities for Receivables with Future Availability

We maintain various credit facilities with financial institutions which allow us to borrow against or sell our VOI notes receivable. As of June 30, 2017, we had the following credit facilities with future availability, all of which are subject to revolving availability terms during the advance period and therefore provide for additional availability as the facility is paid down, subject to compliance with covenants, eligible collateral and applicable terms and conditions during the advance period (dollars in thousands):

	Borrowing Limit		Outstanding Balance as of June 30, 2017		Availability as of June 30, 2017		Advance Period Expiration; Borrowing Maturity	Borrowing Rate; Rate as of June 30, 2017
Liberty Bank Facility	$50,000		$9,593		$40,407		November 2017; November 2020	Prime Rate +0.50%; floor of 4.00%; 4.50%
NBA Receivables Facility	45,000	(2)	36,202	(2)	8,798	(2)	June 2018; December 2022	30 day LIBOR+2.75% to 3.25%; floor of 3.50% to 4.00%; 3.97% and 4.47% (1)
Pacific Western Bank Facility	40,000		19,402	(3)	20,598	(3)	September 2018; September 2021	30 day LIBOR+4.00% to 4.50%; 5.50%
KeyBank/DZ Purchase Facility	80,000		-		80,000		December 2019; December 2022	Applicable Index Rate +2.75%; 3.97% (4)
Quorum Purchase Facility	50,000		19,913		30,087		June 2018; December 2030	(5)
	$265,000		$85,110		$179,890

(1)	Of the amount outstanding as of June 30, 2017, $5.3 million bears interest at the 30-day LIBOR + 3.25% subject to a floor of 4.0% and $30.9 million bears interest at the 30-day LIBOR +2.75% subject to a floor of 3.50%. Any additional borrowings will bear interest at the 30-day LIBOR plus 2.75% subject to a floor of 3.5%.
(2)	The borrowing limit is inclusive of the $15.0 million borrowing limit under the NBA Line of Credit discussed below.
(3)	The outstanding balance includes $1.4 million outstanding as of June 30, 2017 under the Pacific Western Term Loan.
(4)	The Applicable Index Rate for portions of amounts outstanding is either LIBOR, a “Cost of Funds” rate or commercial paper rates. As described in further detail below, the interest rate will increase to the applicable rate plus 4.75% upon the expiration of the advance period.
(5)	Of the amounts outstanding as of June 30, 2017, $3.9 million bears interest at a fixed rate of 6.9%, $3.6 million bears interest at a fixed rate of 5.5%, $4.3 million bears interest at a fixed rate of 5.0%, and $8.1 million bears interest at a fixed rate of 4.75%. The interest rate on additional borrowings will be set at the time of funding based on rates mutually agreed upon by all parties.

Liberty Bank Facility. Since 2008, we have maintained a revolving VOI notes receivable hypothecation facility (the “Liberty Bank Facility”) with Liberty Bank, which provides for advances on eligible receivables pledged under the Liberty Bank Facility, subject to specified terms and conditions, during a revolving credit period. Pursuant to the terms of the Liberty Bank Facility, the aggregate maximum outstanding borrowings are $50.0 million and the revolving credit period will expire in November 2017. The Liberty Bank Facility allows future advances of: (i) 85% of the unpaid principal balance of Qualified Timeshare Loans assigned to the agent; and (ii) 60% of the unpaid principal balance of Non-Conforming Qualified Timeshare Loans assigned to the agent; all of which bear interest at the WSJ Prime Rate + 0.50% per annum subject to a 4.00% floor. Principal and interest are required to be paid as cash is collected on the pledged receivables, with all outstanding amounts becoming due in November 2020.

NBA Receivables Facility. Bluegreen/Big Cedar Vacations has a revolving VOI hypothecation facility (the “NBA Receivables Facility”) with National Bank of Arizona (“NBA”). The NBA Receivables Facility provides for advances at a rate of 85% on eligible receivables pledged under the facility up to a maximum of $45.0 million of outstanding borrowings (inclusive of outstanding borrowings under the NBA Line of Credit discussed below), subject to eligible collateral and specified terms and conditions, during a revolving credit period expiring in June 2018. In the fourth quarter of 2016, NBA advanced approximately $20.0 million backed by eligible VOI notes receivable subject to certain terms and conditions of the facility at a reduced interest rate equal to 30-day LIBOR + 2.75% (with a floor of 3.50%). Amounts outstanding under the NBA Receivables Facility for borrowings made prior to September 2016 accrue interest at 30-day LIBOR + 3.25% (with a floor of 4.00%). All future borrowings will accrue interest at a rate equal to the 30-day LIBOR + 2.75% (with a floor of 3.50%). Principal repayments and interest on borrowings under the NBA Receivables Facility are required to be paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rates after the expiration of the revolving advance period, with the remaining outstanding balance maturing in December 2022. As of June 30, 2017, $5.3 million of the outstanding balance bore interest at a rate of 4.50% and $30.9 million of the outstanding balance bore interest at a rate of 4.00%. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. The NBA Receivables Facility is cross-collateralized and is subject to cross-default with the NBA Line of Credit described below.

57

Pacific Western Facility. We have a revolving VOI notes receivable hypothecation facility (the “Pacific Western Facility”) with Pacific Western Bank, which provides for advances on eligible receivables pledged under the facility, subject to specified terms and conditions, during a revolving credit period. Maximum outstanding borrowings under the Pacific Western Facility are $40.0 million (inclusive of outstanding borrowings under the Pacific Western Term Loan), subject to eligible collateral and customary terms and conditions. The revolving advance period expiration date is September 2018, subject to an additional 12-month extension at the option of Pacific Western Bank. Eligible “A” receivables that meet certain eligibility and FICO score requirements, which our management believes are typically consistent with loans originated under our current credit underwriting standards, are subject to an 85% advance rate. The Pacific Western Facility also allows for certain eligible “B” receivables (which have less stringent FICO score requirements) to be funded at a 53% advance rate. Borrowings under the Pacific Western Facility accrue interest at 30-day LIBOR + 4.50%, except that the interest rate on a portion of future borrowings under the Pacific Western Facility, to the extent such borrowings are in excess of established debt minimums, will accrue interest at 30-day LIBOR + 4.00%. Principal repayments and interest on borrowings under the Pacific Western Facility are paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rates after the end of the revolving advance period, with the remaining outstanding balance maturing in September 2021, subject to an additional 12-month extension at the option of Pacific Western Bank. The Pacific Western Facility is cross-collateralized and is subject to cross-default with the Pacific Western Term Loan. See Note 6 of our consolidated financial statements for information regarding the Pacific Western Term Loan.

KeyBank/DZ Purchase Facility. On May 19, 2017, our VOI notes receivable purchase facility with DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main (“DZ”) and, at that time, Branch Banking and Trust Company (“BB&T), which permits maximum outstanding financings of $80.0 million, was amended and restated to extend the advance period from December 2017 to December 2019 and increase the advance rate with respect to VOI notes receivable securing amounts financed from 75% to 80%. In connection with the amendment and restatement, KeyBank National Association (“KeyBank”) replaced BB&T as a funding agent. The facility (the “KeyBank/DZ Purchase Facility”) will mature and all outstanding amounts will become due 36 months after the revolving advance period has expired, or earlier under certain circumstances set forth in the facility. Interest on amounts outstanding under the facility is tied to an applicable index rate of the LIBOR rate, in the case of amounts funded by KeyBank (including amounts previously funded by BB&T), and a cost of funds rate or commercial paper rates, in the case of amounts funded by or through DZ. The interest rate under the facility equals the applicable index rate plus 2.75% until the expiration of the revolving advance period and thereafter will equal the applicable index rate plus 4.75%. Subject to the terms of the facility, we will receive the excess cash flows generated by the receivables sold (excess meaning after payments of customary fees, interest and principal under the facility) until the expiration of the receivables advance period, at which point all of the excess cash flow will be paid to the note holders until the outstanding balance is reduced to zero. While ownership of the VOI notes receivable included in the facility is transferred and sold for legal purposes, the transfer of these VOI notes receivable is accounted for as a secured borrowing for financial reporting purposes. The facility is nonrecourse and is not guaranteed by us.

Quorum Purchase Facility. We and Bluegreen/Big Cedar Vacations have a VOI notes receivable purchase facility (the “Quorum Purchase Facility”) with Quorum Federal Credit Union (“Quorum”). Quorum has agreed to purchase, on a revolving basis through June 30, 2018, eligible VOI notes receivable in an amount of up to an aggregate $50.0 million purchase price, subject to certain conditions precedent and other terms of the facility. The interest rate on future advances made under the Quorum Purchase Facility will be set at the time of funding based on rates mutually agreed upon by all parties. Amounts outstanding under the Quorum Purchase Facility accrue interest at interest rates ranging from 4.75% to 6.90% per annum. The Quorum Purchase Facility provides for an 85% advance rate on eligible receivables sold under the facility. Future advances are subject to a loan purchase fee of 0.50%. The Quorum Purchase Facility becomes due in December 2030. Eligibility requirements for receivables sold include, among others, that the obligors under the VOI notes receivable sold be members of Quorum at the time of the note sale. Subject to performance of the collateral, we or Bluegreen/Big Cedar Vacations, as applicable, will receive any excess cash flows generated by the receivables transferred to Quorum under the facility (excess meaning after payments of customary fees, interest and principal under the facility) on a pro rata basis as borrowers make payments on their VOI loans. While ownership of the VOI notes receivable included in the Quorum Purchase Facility is transferred and sold for legal purposes, the transfer of these VOI notes receivable is accounted for as a secured borrowing for financial reporting purposes. The facility is nonrecourse.

58

Credit Facilities for Inventories with Future Availability

NBA Line of Credit. Since December 2013, Bluegreen/Big Cedar Vacations has had a revolving line of credit with NBA (the “NBA Line of Credit”). The NBA Line of Credit is secured by unsold inventory at Bluegreen/Big Cedar Vacations’ Paradise Point Resort. The NBA Line of Credit has a borrowing limit of $15.0 million (which is included in the $45.0 million of availability under the NBA Receivables Facility discussed above). The revolving advance period expires in June 2018 and maturity is in June 2020. The NBA Line of Credit bears interest at the 30-day LIBOR + 3.50% (with a floor of 5.00%). Monthly interest payments are required. Principal payments are effected through release payments upon sales of the VOIs in the Paradise Point Resort that serve as collateral for the NBA Line of Credit, subject to mandatory principal reductions. The NBA Line of Credit is cross-collateralized and is subject to cross-default with the NBA Receivables Facility described above. As of June 30, 2017, there was no outstanding balance on the NBA Line of Credit.

Other Credit Facilities and Outstanding Notes Payable

Fifth Third Syndicated Line-of-Credit and Fifth Third Syndicated Term Loan. In December 2016, we entered into a $100.0 million syndicated credit facility with Fifth Third Bank, as administrative agent and lead arranger and certain other bank participants as lenders. The facility includes a $25.0 million term loan (the “Fifth Third Syndicated Term Loan”) with quarterly amortization requirements and a $75.0 million revolving line of credit (the “Fifth Third Syndicated Line-of-Credit”). Amounts borrowed under the facility generally bear interest at LIBOR + 2.75% to 3.75%, depending on our leverage ratio, are collateralized by certain of our VOI inventory, sales center buildings, management fees and short-term receivables, and will mature in December 2021. The facility contains covenants and conditions which we consider to be customary for transactions of this type. As of June 30, 2017, outstanding borrowings under the facility totaled $59.4 million, including $24.4 million under the Fifth Third Syndicated Term Loan, with an interest rate of 3.79%, and $35.0 million under the Fifth Third Syndicated Line-of-Credit, with an interest rate of 3.90%.

We also have outstanding obligations under various credit facilities and securitizations that have no remaining future availability as the advance periods have expired.

Commitments

Our material commitments include the required payments due on our receivable-backed debt, lines-of-credit and other notes payable, junior subordinated debentures, commitments to complete certain projects based on our sales contracts with customers, subsidy advances to certain HOAs, an inventory purchase commitment under a JIT arrangement and commitments under non-cancelable operating leases.

The following table summarizes the contractual minimum principal and interest payments, net of unamortized discount, required on all of our outstanding debt, non-cancelable operating leases and inventory purchase commitments by period due date, as of December 31, 2016 (in thousands):

59

	Payments Due by Period
	Less than 1 year	1 — 3 Years	4 — 5 Years	After 5 Years	Unamortized Debt Issuance Costs	Total
Contractual Obligations
Receivable-backed notes payable	$-	$5,125	$105,049	310,005	$(5,190)	$414,989
Lines-of-credit and notes payable	7,496	47,849	45,214	-	(2,177)	98,382
Jr. subordinated debentures (1)	-	-	-	110,827	-	110,827
Inventory purchase commitment	8,873	4,591	-	-	-	13,464
Noncancelable operating leases	9,171	9,142	6,542	17,338	-	42,193
Total contractual obligations	25,540	66,707	156,805	438,170	(7,367)	679,855

Interest Obligations (1)
Receivable-backed notes payable	15,247	30,399	26,465	84,529	-	156,640
Lines-of-credit and notes payable	4,440	6,129	2,595	-	-	13,164
Jr. subordinated debentures	6,422	12,845	12,845	90,700	-	122,812
Total contractual interest	26,109	49,373	41,905	175,229	-	292,616
Total contractual obligations	$51,649	$116,080	$198,710	$613,399	$(7,367)	$972,471

(1)	Amounts do not include purchase accounting adjustments for junior subordinated debentures of $41.8 million.
(2)	Assumes that the scheduled minimum principal payments are made in accordance with the table above and the interest rate on variable rate debt remains the same as the rate at December 31, 2016.

In lieu of paying maintenance fees for unsold VOI inventory, we may enter into subsidy agreements with certain HOAs. During the six months ended June 30, 2017 and the year ended December 31, 2016, we made payments related to such subsidies of $0.1 million and $13.9 million, respectively. As of June 30, 2017, we accrued a $5.3 million liability for payments which may be made under such subsidy agreements, which is included in accrued liabilities and other in the consolidated balance sheet as of that date.

We believe that our existing cash, anticipated cash generated from operations, anticipated future permitted borrowings under existing or future credit facilities, and anticipated future sales of notes receivable under existing, future or replacement purchase facilities will be sufficient to meet our anticipated working capital, capital expenditure and debt service requirements, including the contractual payment of the obligations set forth above, for the foreseeable future, subject to the success of our ongoing business strategy and the ongoing availability of credit. We will continue our efforts to renew, extend or replace any credit and receivables purchase facilities that have expired or that will expire in the near term. We may, in the future, also obtain additional credit facilities and may issue corporate debt or equity securities. Any debt incurred or issued may be secured or unsecured, bear interest at fixed or variable rates and may be subject to such terms as the lender may require. In addition, our efforts to renew or replace credit facilities or receivables purchase facilities which have expired or which are scheduled to expire in the near term may not be successful, and sufficient funds may not be available from operations or under existing, proposed or future revolving credit or other borrowing arrangements or receivables purchase facilities to meet our cash needs, including debt service obligations. To the extent we are unable to sell notes receivable or borrow under such facilities, our ability to satisfy our obligations would be materially adversely affected.

Our receivables purchase facilities, credit facilities, indentures and other outstanding debt instruments include what we believe to be customary conditions to funding, eligibility requirements for collateral, cross-default and other acceleration provisions and certain financial and other affirmative and negative covenants, including, among others, limits on the incurrence of indebtedness, payment of dividends, investments in joint ventures and other restricted payments, the incurrence of liens and transactions with affiliates, as well as covenants concerning net worth, fixed charge coverage requirements, debt-to-equity ratios, portfolio performance requirements and cash balances, and events of default or termination. In the future, we may be required to seek waivers of such covenants, but may not be successful in obtaining waivers, and such covenants may limit our ability to raise funds, sell receivables or satisfy or refinance our obligations, or otherwise adversely affect our financial condition and results of operations, as well as our ability to pay dividends. In addition, our future operating performance and ability to meet our financial obligations will be subject to future economic conditions and to financial, business and other factors, many of which may be beyond our control.

60

Off-balance-sheet Arrangements

As of June 30, 2017 and December 31, 2016, we did not have any “off-balance sheet” arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk and risks relating to inflation and changing prices.

Interest Rate Risk

As of June 30, 2017 and December 31, 2016, we had fixed interest rate debt of approximately $412.6 million and $346.7 million, respectively, and floating interest rate debt of approximately $198.1 million and $235.7 million, respectively. In addition, our notes receivable as of June 30, 2017 and December 31, 2016 were comprised of approximately $535.8 million and $544.4 million, respectively, of notes bearing interest at fixed rates and approximately $1.5 million and $1.7 million, respectively, of notes bearing interest at floating rates. The floating interest rates are subject to floors and are generally based either upon the prevailing prime or LIBOR rates. For floating rate financial instruments, interest rate changes generally do not affect the market value of the debt, but do impact earnings and cash flows relating to the debt, assuming other factors are held constant. Conversely, for fixed rate financial instruments, interest rate changes affect the market value of the debt but do not impact earnings or cash flows relating to the debt, assuming other factors are held constant.

To the extent inflationary trends, tightened credit markets or other factors affect interest rates, our debt service costs may increase. If interest rates increased one percentage point, the effect on interest expense related to our floating rate debt would be an annual increase of approximately $2.0 million based on June 30, 2017 balances and an annual increase of approximately $2.4 million based on December 31, 2016 balances. Due to the interest rate floors on our floating rate debt, if interest rates decreased one percentage point, the effect on interest expense related to our floating rate debt would be an annual decrease of approximately $1.5 million based on June 30, 2017 balances and interest rates and an annual decrease of approximately $1.7 million based on December 31, 2016 balances and interest rates. In addition, a one percentage point increase or decrease in interest rates would affect the total fair value of our fixed rate debt by an immaterial amount. This analysis does not consider the effects of changes in the level of overall economic activity that could result due to interest rate changes. Further, in the event of a significant change in interest rates, we may pursue actions in order to mitigate any exposure to the change. However, due to the uncertainty of the specific actions that may be taken and their possible effects, the foregoing sensitivity analysis assumes no changes in our financial structure.

Risks Relating to Inflation and Changing Prices

Inflation and changing prices have had and may in the future have a material impact on our revenues and results of operations. We have increased the sales prices of our VOIs periodically, including in September 2016 and June 2017, and have from time to time experienced increases in construction and development costs. We may not be able to increase or maintain the current level of our sales prices, and increased construction and development costs may have a material adverse impact on our gross margin. In addition, to the extent that inflation or increased prices for VOIs adversely impacts consumer demand, our results of operations could be adversely impacted.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of commitments and contingencies. On an ongoing basis, we evaluate our estimates, including those that relate to the estimated future sales value of inventory; the recognition of revenue, including revenue recognition under the percentage-of-completion method of accounting; our allowance for credit losses; the recovery of the carrying value of real estate inventories; the fair value of assets measured at, or compared to, fair value on a non-recurring basis such as assets held for sale, intangible assets and other long-lived assets; and the estimate of contingent liabilities related to litigation and other claims and assessments. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates if different assumptions and conditions were utilized. If actual results differ significantly from our estimates, our results of operations and financial condition could be materially, adversely impacted.

61

Revenue Recognition and Inventory Cost Allocation

Sales of Real Estate

In accordance with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 970-605, Real Estate-Revenue Recognition, we recognize revenue on VOI sales when a minimum of 10% of the sales price has been received in cash (buyer’s commitment), the legal rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and we have completed substantially all of our obligations with respect to any development related to the real estate sold. We believe that we use a reasonably reliable methodology to estimate the collectibility of the receivables representing the remainder of the sales price of VOIs sold. See the further discussion of our policies regarding the estimation of credit losses on our notes receivable below. Should we become unable to reasonably estimate the collectibility of our receivables, we may have to defer the recognition of sales and our results of operations could be negatively impacted.

Under timeshare accounting rules, the buyer’s minimum cash down payment towards the purchase of our VOIs is met only if the cash down payment received, reduced by the value of certain incentives provided to the buyer at the time of sale, is at least 10% of the sales price. If, after consideration of the value of the incentive, the total down payment received from the buyer is less than 10% of the sales price, the VOI sale, and the related cost of sales and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments, to meet the 10% threshold. Changes to the quantity, type or value of sales incentives that we provide to buyers of our VOIs may increase the number of VOI sales being deferred or extend the period during which a sale is deferred, which could materially adversely impact our results of operations.

In cases where construction and development on our owned resorts has not been substantially completed, we recognize revenue in accordance with the percentage-of-completion method of accounting. Should our estimates of the total anticipated cost of completing any of our projects increase, we may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time, which could materially adversely impact our results of operations. Timeshare accounting rules require the use of an industry-specific relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage — the ratio of total estimated development cost to total estimated VOI revenue, including the estimated incremental revenue from the resale of repossessed VOI inventory, as a result of the default of the related receivable.

Fee- Based Sales Commissions and Other Revenue

In addition to sales of VOIs, we also generate revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:
Fee-based sales commissions	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has expired.

Resort management and service fees	Management services are rendered (1).

Resort title fees	Escrow amounts are released and title documents are completed.

Rental and sampler program	Guests complete stays at the resorts. Rental and sampler program proceeds are classified as a reduction to “Cost of other fee-based services” in our Consolidated Statements of Income and Comprehensive Income.

(1) In connection with our management of HOAs, among other things, we act as agent for the HOAs to operate the resort as provided under the management agreement. In certain cases, personnel at the resorts are our employees. The HOAs bear the costs of such personnel and generally pay us in advance of, or simultaneously with, the payment of payroll. In accordance with ASC 605-45, Overall Considerations of Reporting Revenues Gross as a Principal versus Net as an Agent, reimbursements from the HOAs relating to direct pass-through costs are recorded net of the related expenses.

Carrying Value of Completed VOI Inventory

We carry our completed VOIs at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or (ii) estimated fair market value, less costs to sell.

62

Carrying Value of VOIs Held for Development, or Under Development, and Long-Lived Assets

We evaluate the recoverability of our long-lived assets, and our real estate properties under development or held for development, if certain trigger events occur. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, the asset is written down to our estimated fair value.

Allowance for Credit Losses on VOI Notes Receivable

The allowance for credit losses is related to the notes receivable generated by financing our VOI sales. We use a static pool analysis as a basis for determining our estimated reserve requirements on our VOI notes receivable. The adequacy of the related allowance is determined by management through analyses of several qualitative and quantitative factors requiring judgment, such as economic factors, default trends by origination year and FICO scores of borrowers. Changes in estimates used could result in a material change to our allowance.

Recently Adopted Accounting Pronouncements

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) – Amendments to the Consolidation Analysis” (“ASU 2015-02”). This new guidance makes targeted amendments to the previous consolidation guidance and ends the deferral granted to investment companies from applying the variable interest entity (“VIE”) guidance. This standard became effective for us on January 1, 2016. Our adoption of ASU 2015-02 had no effect on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03,” Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015- 03”), which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. This standard became effective for us on January 1, 2016. Our adoption of ASU 2015-03 is reflected in the accompanying Consolidated Financial Statements. As further displayed in the table below, as a result of the adoption of ASU 2015- 3, we reclassified certain unamortized debt issuance costs as a direct deduction from the carrying value of the associated debt liability reported in our Consolidated Balance Sheet as of December 31, 2015 (in thousands):

	As of		As adjusted
	December 31, 2015		December 31,
	Prior to Reclassifcation	Reclassifications	2015

Other assets	$58,777	$(6,880)	$51,897
Receivable-backed notes payable - non-recourse (in VIEs)	318,929	(4,905)	314,024
Lines-of-credit and notes payable	101,584	(1,975)	99,609

Future Adoption of Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which, as amended, specifies how and when to recognize revenue from contracts with customers by providing a principle based framework. ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This standard will be effective for us on January 1, 2018. Entities have the option to apply the new guidance under a full retrospective or modified retrospective approach with the cumulative effect recognized at the date of initial adoption. We are currently analyzing the potential impacts to the consolidated financial statements, related disclosures and ultimately our business processes, accounting policies and controls. While we continue to assess these impacts amongst all material revenue streams, the recognition of fee-based sales commission revenue, ancillary revenues, and rental revenues is expected to remain materially unchanged. We currently expect possible areas of impact will include (i) gross versus net presentation for payroll reimbursement related to resorts managed by us on behalf of third-parties and (ii) timing of the recognition of VOI revenue related to the removal of certain brightline tests regarding the determination of the adequacy of the buyer’s commitment under existing industry-specific guidance. Final industry-specific guidance remains open for the following issues: (i) application of percentage of completion related to sales of incomplete VOI, (ii) allocation of transaction price, (iii) satisfaction of performance obligations and (iii) contract costs. Due to the nature and potential significant impact of these open issues, we expect to disclose additional details on the impact of the adoption of this accounting standard later in 2017 as industry-specific guidance is issued. We anticipate adopting this standard on January 1, 2018.

63

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). This update will require assets and liabilities to be recognized on the balance sheet of a lessee for the rights and obligations created by leases of assets with terms of more than 12 months. For income statement purposes, the update retained a dual model, requiring leases to be classified as either operating or finance based on largely similar criteria to those applied in current lease accounting, but without explicit bright lines. ASU 2016-02 also requires extensive quantitative and qualitative disclosures, including significant judgments made by management, to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. This standard will be effective for us on January 1, 2019. Early adoption is permitted. We are currently evaluating the impact that ASU 2016-02 may have on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326)” (“ASU 2016-13”), which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan losses. Further, public entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination (i.e., by vintage year). This standard will be effective for us on January 1, 2020. Early adoption is permitted beginning January 1, 2019. We are currently evaluating the impact that ASU 2016-13 may have on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)– Classifications of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which is intended to clarify the presentation of cash receipts and payments in specific situations. Further in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230)- Restricted Cash” (“ASU 2016-18”), which requires entities to show the changes in total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows with a reconciliation to the related captions in the balance sheet. These standards will be effective for us on January 1, 2018. Early adoption is permitted. Our adoption of ASU 2016-15 and ASU 2016-18 is not expected to have a material impact on our consolidated financial statements.

64

BUSINESS

Overview

We are a leading vacation ownership company that markets and sells VOIs and manages resorts in top leisure and urban destinations. Our resort network includes 42 Club Resorts (resorts in which owners in our Vacation Club have the right to use most of the units in connection with their VOI ownership) and 24 Club Associate Resorts (resorts in which owners in our Vacation Club have the right to use a limited number of units in connection with their VOI ownership). Our Club Resorts and Club Associate Resorts are primarily located in popular, high-volume, “drive-to” vacation locations, including Orlando, Las Vegas, Myrtle Beach and Charleston, among others. Through our points-based system, the approximately 210,000 owners in our Vacation Club have the flexibility to stay at units available at any of our resorts and have access to almost 11,000 other hotels and resorts through partnerships and exchange networks. We have a robust sales and marketing platform supported by exclusive marketing relationships with nationally-recognized consumer brands, such as Bass Pro and Choice Hotels, which drive sales within our core demographic.

Historically, our business consisted of the sale of VOIs in resorts that we developed or acquired (“developed VOI sales”). While we continue to conduct such sales and development activities, we now also derive a significant portion of our revenue from our capital-light business model, which utilizes our expertise and infrastructure to generate both commissions on VOI sales and recurring revenue from third parties without the significant capital investment generally associated with the development and acquisition of resorts. Our capital-light business activities include sales of VOIs owned by third-party developers pursuant to which we are paid a commission (“fee-based sales”), and sales of VOIs that we purchase under JIT, arrangements with third-party developers or from secondary market sources. In addition, we provide other fee-based services, including resort management, mortgage servicing, title services and construction management. We also offer financing to qualified VOI purchasers, which generates significant interest income.

(1)	Excludes “Other Income, Net.”

Our Vacation Club has grown from approximately 170,000 owners as of December 31, 2012 to approximately 210,000 owners as of July 31, 2017. We primarily serve a demographic underpenetrated within the vacation ownership industry, as the typical Vacation Club owner has an average annual household income of approximately $75,000 as compared to an industry average of $90,000. According to the most recent U.S. census data, households with an annual income of $50,000 to $100,000 represents the largest percentage of the total population (approximately 29%). While the weighted-average age of a Vacation Club owner is 48, over 28% of Vacation Club owners are younger than 44 years old. We believe our ability to effectively scale our transaction size to suit our customer, as well as our high-quality, conveniently-located, “drive-to” resorts are attractive to this targeted demographic.

65

Our Product

Vacation Ownership Interests

Since entering the vacation ownership industry in 1994, we have generated over 582,000 VOI sales transactions, including over 99,000 fee-based sales transactions. Vacation Club owners receive an annual or biennial allotment of “points” in perpetuity (supported by an underlying deeded VOI held in trust for the owner) that may be used to stay at any of our 42 Club Resorts and 24 Club Associate Resorts. Vacation Club owners can use their points to stay in resorts for varying lengths of time, starting at a minimum of two nights. The number of points required for a stay at a resort varies depending on a variety of factors, including resort location, size of the unit, vacation season and the days of the week. Under this system, Vacation Club owners can select vacations according to their schedules, space needs and available points. Subject to certain restrictions and fees, Vacation Club owners are typically allowed to carry over any unused points for one year and to “borrow” points from the next year. Vacation Club owners may also take advantage of various other lodging and vacation opportunities available to them as described under “Value Proposition” below.

Each of our Club Resorts and Club Associate Resorts is managed by an HOA, which is governed by a board of directors or trustees. This board hires a management company to which it delegates many of the rights and responsibilities of the HOA, including landscaping, security, housekeeping, garbage collection, utilities, insurance procurement, laundry and repairs and maintenance. Vacation Club owners pay annual maintenance fees which cover the costs of operating all the resorts in the Vacation Club system, including fees for real estate taxes and reserves for capital improvements. If a Vacation Club owner does not pay such charges, his or her use rights may be suspended and ultimately terminated, subject to the applicable lender’s first mortgage lien, if any, on such owner’s VOI. We provide management services to 47 resorts and the Vacation Club through contractual arrangements with HOAs. We have a 100% renewal rate on management contracts from our Club Resorts.

Value Proposition

Our Vacation Club’s points-based platform offers owners significant flexibility. As reflected in the chart below, basic Vacation Club ownership entitles owners to use their points to stay at any of our 42 Club Resorts and 24 Club Associate Resorts, as well as to access more than 4,300 resorts available through the RCI exchange network. For a nominal annual fee and transaction fees, Vacation Club owners can join and utilize our Traveler Plus program, which enables them to use their points to access an additional 43 direct exchange resorts, for other vacation experiences, such as cruises, and to convert their Vacation Club points into Choice Privileges points. Choice Privileges points can be used for stays in Choice Hotels. In addition, Traveler Plus members can directly use their Vacation Club points for stays in Choice Hotels’ Ascend Hotel Collection properties, a network of historic and boutique hotels in the United States, Canada, Scandinavia and Latin America. Overall, there are approximately 6,400 hotels in the Choice Hotels network, located in more than 40 countries and territories, and Choice Hotels’ brands include the Ascend Hotel Collection, Comfort Inn, Comfort Suites, Quality, Sleep Inn, Clarion, Cambria Hotels and Suites, MainStay Suites, Suburban Extended Stay Hotel, Econo Lodge and Rodeway Inn. We continuously seek new ways to add value for our Vacation Club owners, including enhanced product offerings, new resort locations, broader vacation experiences and further technological innovation, all of which are designed to increase guest satisfaction.

66

Approximately 63% of Vacation Club owners are enrolled in Traveler Plus. During the year ended December 31, 2016, approximately 9% of Vacation Club owners utilized the RCI exchange network.

Vacation Club Resort Locations and Amenities

As shown in the map below, our Vacation Club resorts are primarily located on the East Coast, including the Caribbean, and in the Midwest. The 43 direct-exchange resorts available to Traveler Plus members are concentrated along the West Coast and Hawaii. Together, this provides a broad and comprehensive offering across the United States and the Caribbean.

67

Vacation Club resorts are primarily “drive-to” resort destinations, with approximately 85% of our Vacation Club owners living within a four-hour drive of at least one of our resorts. Our resorts are located in popular vacation destinations, such as Florida, South Carolina, North Carolina, Tennessee, Virginia and Nevada, and represent a diverse mix of resort and urban destinations, allowing Vacation Club owners the ability to customize their vacation experience. In addition, we offer our Vacation Club owners access to Caribbean locations, including Aruba.

Our resorts typically feature condominium-style accommodations with amenities such as fully equipped kitchens, Wi-Fi internet access, entertainment centers and in-room laundry facilities. Many resorts feature a clubhouse (including a pool, game room, exercise facilities and lounge), hotel-type staff and concierge services.

We own a 51% interest in Bluegreen/Big Cedar Vacations, which develops, markets and sells VOIs at three premier wilderness-themed resorts adjacent to Table Rock Lake near Branson, Missouri: The Bluegreen Wilderness Club at Big Cedar, The Cliffs at Long Creek and Paradise Point. The remaining 49% interest in Bluegreen/Big Cedar Vacations is held Big Cedar, LLC, an affiliate of Bass Pro. As a result of our controlling interest in Bluegreen/Big Cedar Vacations, our consolidated financial statements include the results of operations and financial condition of Bluegreen/Big Cedar Vacations.

Located next to the luxury Big Cedar Lodge, The Bluegreen Wilderness Club is a 40-acre resort overlooking Table Rock Lake with sprawling views of the surrounding Ozarks. Vacation Club owners enjoy a variety of amenities, including a 9,000 square foot clubhouse, lazy river and a rock-climbing wall, in addition to full access to the amenities and recreational activities of Big Cedar Lodge. The Cliffs at Long Creek offers fully furnished homes that can accommodate up to 13 people while providing access to a clubhouse and amenities at The Bluegreen Wilderness Club. Paradise Point offers spacious vacation villas with direct access to Table Rock Lake and the Bass Pro Long Creek Marina.

68

Vacation Club Resorts

	Club Resorts	Location	Total Units(1)	Managed by Us(2)	Fee-Based or JIT sales(3)	Sales center(7)
1	Cibola Vista Resort and Spa	Peoria, Arizona	288	✓	✓	✓
2	La Cabana Beach Resort & Casino(4)	Oranjestad, Aruba	449	✓
3	The Club at Big Bear Village	Big Bear Lake, California	38	✓	✓
4	The Innsbruck Aspen	Aspen, Colorado	17	✓	✓
5	Via Roma Beach Resort	Bradenton Beach, Florida	28	✓
6	Daytona SeaBreeze	Daytona Beach Shores, Florida	80	✓		✓
7	Resort Sixty-Six	Holmes Beach, Florida	28	✓
8	The Hammocks at Marathon	Marathon, Florida	66	✓		✓
9	The Fountains	Orlando, Florida	745	✓	✓	✓
10	Orlando’s Sunshine Resort I & II	Orlando, Florida	84	✓
11	Casa del Mar Beach Resort	Ormond Beach, Florida	118	✓
12	Grande Villas at World Golf Village & The Resort at World Golf Village	St. Augustine, Florida	214	✓		✓
13	Bluegreen at Tradewinds	St. Pete Beach, Florida	162	✓	✓	✓
14	Solara Surfside	Surfside, Florida	60	✓		✓
15	Studio Homes at Ellis Square	Savannah, Georgia	28	✓	✓	✓
16	The Hotel Blake	Chicago, Illinois	162	✓	✓
17	Bluegreen Club La Pension	New Orleans, Louisiana	64	✓		✓
18	The Soundings Seaside Resort	Dennis Port, Massachusetts	69	✓	✓
19	Mountain Run at Boyne	Boyne Falls, Michigan	204	✓	✓	✓
20	The Falls Village	Branson, Missouri	297	✓		✓
21	Paradise Point Resort(5)	Hollister, Missouri	153	✓
22	Bluegreen Wilderness Club at Big Cedar(5)	Ridgedale, Missouri	427	✓		✓
23	The Cliffs at Long Creek(5)	Ridgedale, Missouri	62	✓
24	Bluegreen Club 36	Las Vegas, Nevada	478	✓		✓
25	South Mountain Resort	Lincoln, New Hampshire	82	✓	✓	✓
26	Club Lodges at Trillium	Cashiers, North Carolina	30	✓	✓
27	The Suites at Hershey	Hershey, Pennsylvania	78	✓
28	The Lodge Alley Inn	Charleston, South Carolina	90	✓		✓
29	King 583	Charleston, South Carolina	50	✓	✓
30	Carolina Grande	Myrtle Beach, South Carolina	118	✓		✓
31	Harbour Lights	Myrtle Beach, South Carolina	324	✓
32	Horizon at 77th	Myrtle Beach, South Carolina	88	✓	✓
33	SeaGlass Tower	Myrtle Beach, South Carolina	181	✓
34	Shore Crest Vacation Villas I & II	North Myrtle Beach, South Carolina	240	✓		✓
35	MountainLoft I & II	Gatlinburg, Tennessee	394	✓		✓
36	Laurel Crest	Pigeon Forge, Tennessee	304	✓
37	Shenandoah Crossing	Gordonsville, Virginia	128	✓		✓

69

38	Bluegreen Wilderness Traveler at Shenandoah	Gordonsville, Virginia	121	✓
39	BG Patrick Henry Square	Williamsburg, Virginia	91	✓	✓	✓
40	Parkside Williamsburg Resort	Williamsburg, Virginia	89	✓	✓
41	Bluegreen Odyssey Dells	Wisconsin Dells, Wisconsin	92	✓
42	Christmas Mountain Village	Wisconsin Dells, Wisconsin	381	✓		✓
		Total Units	7,202

	Club Associate Resorts	Location	Managed by Us(2)	Fee-Based or JIT sales(3)
1	Paradise Isle Resort	Gulf Shores, Alabama
2	Shoreline Towers Resort	Gulf Shores, Alabama
3	Dolphin Beach Club	Daytona Beach Shores, Florida	✓
4	Fantasy Island Resort II	Daytona Beach Shores, Florida	✓
5	Mariner’s Boathouse and Beach Resort	Fort Myers Beach, Florida
6	Tropical Sands Resort	Fort Myers Beach, Florida
7	Windward Passage Resort	Fort Myers Beach, Florida
8	Gulfstream Manor	Gulfstream, Florida	✓
9	Outrigger Beach Club	Ormond Beach, Florida
10	Landmark Holiday Beach Resort	Panama City Beach, Florida
11	Ocean Towers Beach Club	Panama City Beach, Florida
12	Panama City Resort & Club	Panama City Beach, Florida
13	Surfrider Beach Club	Sanibel Island, Florida
14	Petit Crest Villas and Golf Club Villas at Big Canoe	Marble Hill, Georgia
15	Pono Kai Resort	Kapaa (Kauai), Hawaii
16	The Breakers Resort	Dennis Port, Massachusetts	✓	✓
17	Lake Condominiums at Big Sky	Big Sky, Montana
18	Foxrun Townhouses	Lake Lure, North Carolina
19	Sandcastle Village II	New Bern, North Carolina
20	Waterwood Townhouses	New Bern, North Carolina
21	Bluegreen at Atlantic Palace	Atlantic City, New Jersey
22	The Manhattan Club	New York, New York		✓
23	Players Club	Hilton Head Island, South Carolina
24	Blue Water Resort at Cable Beach(6)	Nassau, Bahamas	✓	✓

(1)	Represents the total number of units at the Club Resort. Owners in the Vacation Club have the right to use most of the units at each Club Resort in connection with their VOI ownership.
(2)	This resort is managed by Bluegreen Resorts Management, Inc., our wholly-owned subsidiary.
(3)	This resort, or portion thereof, was developed by third-parties, and we have sold VOIs on their behalf or have arrangements to acquire such VOIs as part of our capital-light business strategy.
(4)	This resort is managed by Casa Grande Cooperative Association I, which has contracted with Bluegreen Resorts Management, Inc., our wholly-owned subsidiary, to provide management consulting services to the resort.
(5)	This resort is developed, marketed and sold by Bluegreen/Big Cedar Vacations.
(6)	This resort is currently closed for renovation in order to repair hurricane damage.
(7)	In addition to the sales centers listed in the table, we also operate an additional sales center in Myrtle Beach, South Carolina and a sales center in Sevierville, Tennessee, each of which is in close proximity to several of our resorts.

70

Marketing and Sale of Inventory

VOI sales are typically generated by attracting prospective customers to tour a resort and attend a sales presentation. Our sales and marketing platform utilizes a variety of methods to generate new owner prospects, drive tour flow and sell VOIs in our Vacation Club. We utilize marketing alliances with nationally-recognized brands, which provide exclusive access to venues which target consumers generally matching our core demographic. In addition, we source sales prospects through programs which generate leads at high-traffic venues and in high-density tourist locations and events, as well as from telemarketing and referrals from existing owners and exchangers and renters staying at our properties.

Many of our programs involve the sale of a discounted vacation package that typically includes a two to three night stay in close proximity to one of our resort sales offices and requires participation in a sales presentation. Vacation packages are typically sold either in retail establishments, such as Bass Pro stores and outlet malls, or via telemarketing. During the year ended December 31, 2016, we sold over 300,000 vacation packages and 48% of our VOI sales were derived from vacation packages. As of December 31, 2016, we had a pipeline of over 230,000 vacation packages sold, which typically convert to tours at a rate of 57%.

We have an exclusive marketing agreement with Bass Pro, a nationally-recognized retailer of fishing, marine, hunting, camping and sports gear, that provides us with the right to market and sell vacation packages at kiosks in each of Bass Pro’s retail locations. As of December 31, 2016, we sold vacation packages in 71 of Bass Pro’s stores. Bass Pro has a loyal customer base that strongly matches our core demographic. Under the agreement, we also have the right to market VOIs in Bass Pro catalogs and on its website, and to access Bass Pro’s customer database. In exchange, we compensate Bass Pro based on VOI sales generated through the program. No compensation is paid to Bass Pro under the agreement on sales made at Bluegreen/Big Cedar Vacations’ resorts. During the year ended December 31, 2016 and the six months ended June 30, 2017, VOI sales to prospects and leads generated by the agreement with Bass Pro accounted for approximately 16% and 15%, respectively, of our VOI sales volume. Our marketing alliance with Bass Pro originated in 2000, has been renewed twice and currently runs through 2025.

We have an exclusive strategic relationship with Choice Hotels that covers several areas of our business, including a sales and marketing alliance that enables us to leverage Choice Hotels’ brands, customer relationships and marketing channels to sell vacation packages. Vacation packages are sold through customer reservation calls transferred to us from Choice and through outbound telemarketing methods utilizing Choice’s customer database. In addition, 29 of our resorts are part of Choice’s Ascend Hotel Collection, which provides us with the opportunity to market to Choice Hotel guests staying at our resorts. Our strategic relationship with Choice Hotels originated in 2013 and was extended in August 2017 for a term of 15 years, with an additional 15-year renewal term thereafter unless either party elects not to renew the arrangement.

In addition, we generate leads and sell vacation packages through our relationships with various other retail operators and entertainment providers. As of December 31, 2016, we had kiosks in 31 outlet malls, strategically selected based on proximity to major vacation destinations and strong foot traffic of consumers matching our core demographic. We generate vacation package sales from these kiosks. We also generate leads at malls, outlets and high-density locations or events, where contact information for sales prospects is obtained through raffles, giveaways and other attractions. We then seek to sell vacation packages to such prospects, including through telemarketing efforts by us or third-party vendors. As of December 31, 2016, we had lead generation operations in over 300 locations.

In addition to attracting new customers, we also seek to sell additional VOI points to our existing Vacation Club owners. These sales generally have lower marketing costs and result in higher operating margins than sales generated through other marketing channels. During the year ended December 31, 2016 and the six months ended June 30, 2017, sales to existing Vacation Club owners accounted for 46% and 49% of our system-wide sales of VOIs, net, respectively. We target a balanced mix of new customer and existing Vacation Club owner sales to drive sustainable long-term growth. The number of Vacation Club owners has increased at a 5% CAGR between 2012 and 2016, from approximately 170,000 owners as of December 31, 2012 to approximately 208,000 owners as of December 31, 2016. As of July 31, 2017, there were approximately 210,000 owners in our Vacation Club.

71

We operate 23 sales offices, typically located adjacent to our resorts and staffed with sales representatives and sales managers. We utilize a uniform sales process, offer ongoing training for our sales personnel and maintain strict quality control policies. During the year ended December 31, 2016, 85% of our sales were generated from 16 of our sales offices, which focus on both new customer and existing Vacation Club owner sales. Our remaining 7 sales offices are primarily focused on sales to existing Vacation Club owners staying at the respective resort. In addition, we utilize our telesales operations to sell VOIs to Vacation Club owners. As of December 31, 2016, we had over 3,500 employees dedicated to VOI sales and marketing.

Flexible Business Model

Our business model is designed to give us flexibility to capitalize on opportunities and quickly adapt to changing market environments. We have the ability to adjust our targeted mix of capital-light vs. developed VOI sales, sales to new customers vs. existing Vacation Club owners, and cash vs. financed sales. While we may pursue opportunities that impact our short-term results, our long-term goal is to achieve sustained growth while maximizing earnings and cash flow.

Note: Cash sales represent the portion of our system-wide sales of VOIs, net that is received from the customer in cash within 30 days of purchase.

VOI Sales Mix

Our VOI sales include:

•	Fee-based sales of VOIs owned by third-party developers pursuant to which we are paid a commission;
•	JIT sales of VOIs we acquire from third-party developers in close proximity to when we intend to sell such VOIs;
•	Secondary market sales of VOIs we acquire from HOAs or other owners; and
•	Developed VOI sales, or sales of VOIs in resorts that we develop or acquire (excluding inventory acquired pursuant to JIT and secondary market arrangements).

72

Fee-Based Sales

We offer sales and marketing services to third-party vacation ownership resort developers for a commission. Under these fee-based sales arrangements, which are typically entered into on a non-committed basis, we sell the third-party developers’ VOIs as Vacation Club interests through our sales and marketing platform. We also provide third-party developers with administrative services, periodic reporting and analytics through our proprietary software platform. We seek to structure the fee for these services to cover selling and marketing costs, plus an operating profit. Historically we have targeted a commission rate of 65% to 75% of the VOI sales price. Notes receivable originated in connection with fee-based sales are held by the third-party developer and, in certain cases, are serviced by us for an additional fee. In connection with fee-based sales, we are not at risk for development financing and have no capital requirements, thereby increasing ROIC. We also typically obtain the HOA management contract associated with these resorts.

Just-In-Time (JIT) Sales

We enter into JIT inventory acquisition agreements with third-party developers that allow us to buy VOI inventory in close proximity to when we intend to sell such VOIs. While we typically enter into such arrangements on a non-committed basis, we may engage in committed arrangements under certain circumstances. Similar to fee-based sales, JIT sales do not expose us to risk for development financing. However, unlike fee-based sales, we hold the consumer finance receivables originated in connection with JIT sales. While JIT sales accounted for only 4% of system-wide sales of VOIs, net for the year ended December 31, 2016, JIT arrangements are often entered into in connection with fee-based sales arrangements.

Secondary Market Sales

We acquire VOI inventory from HOAs and other owners on a non-committed basis. These VOIs are typically obtained by the applicable HOA through foreclosure or termination in connection with HOA maintenance fee defaults. Accordingly, we generally purchase VOIs from secondary market sources at a greater discount to retail price compared to developed VOI sales and JIT sales. During the year ended December 31, 2016, secondary market sales accounted for 14% of our system-wide sales of VOIs, net.

73

Developed VOI Sales

Developed VOI sales are sales of VOIs in resorts that we have developed or acquired (excluding inventory acquired pursuant to JIT and secondary market arrangements). During the year ended December 31, 2016, developed VOI sales accounted for 33% of our system-wide sales of VOIs, net. We hold the notes receivable originated in connection with developed VOI sales. We also typically obtain the HOA management contract associated with these resorts.

Future VOI Sales

As of December 31, 2016, we owned completed VOI inventory with an estimated retail sales value of approximately $548 million (excluding inventory not intended for sale in the near-term, including model units) and through fee-based and JIT arrangements had access to additional completed VOI inventory with an estimated retail sales value of approximately $489 million. Based on current estimates and expectations, we believe this inventory, combined with inventory being developed by us or our third-party developer clients, and inventory that we may reacquire in connection with mortgage and maintenance fee defaults, can support our VOI sales at our current levels for over four years. We maintain relationships with numerous third-party developers and expect additional fee-based and JIT relationships to continue to provide high-quality VOI inventory to support our sales efforts. In addition, we are focused on strategically expanding our inventory through development at three of our resorts over the next several years. We will also continue to strategically evaluate opportunities to develop or acquire VOI inventory in key strategic markets where we identify growing demand and have already established marketing and sales networks.

Management and Other Fee-Based Services

We earn fees for providing resort management services to HOAs and approximately 210,000 Vacation Club owners. These management services include oversight of housekeeping services, maintenance, and certain accounting and administrative functions. We believe our management contracts yield highly predictable cash flows that do not have the traditional risks associated with hotel management contracts that are linked to daily rate or occupancy. Our management contracts are typically structured as “cost-plus,” with an initial term of three years and automatic one-year renewals. In connection with the management services provided to the Vacation Club, we manage the reservation system and provide owner, billing and collection services. As of June 30, 2017, we provided management services to 47 resorts and our Vacation Club. We may seek to expand our management services business, including to provide hospitality management services to hotels for third parties.

In addition to resort and club management services, we provide other fee-based services that produce revenues without the significant capital investment generally associated with the development and acquisition of resorts. For example, we provide title and escrow services for fees in connection with closing of VOI sales, and we generate fees for mortgage servicing and construction management services from third-party developers.

Customer Financing

We generally offer qualified purchasers financing for up to 90% of the purchase price of VOIs. The typical financing provides for a term of ten years and a fixed interest rate that is determined by the FICO score of the borrower, the term of the loan and the amount of the down payment. Purchasers may receive an additional 1% discount in the interest rate by participating in our pre-authorized payment plan. As of December 31, 2016, 95% of our serviced VOI notes receivable participated in our pre-authorized payment plan. During the year ended December 31, 2016, the weighted-average interest rate on our VOI notes receivable was 15.7%. Our typical VOI note receivable has a term of ten years, has a fixed interest rate, is fully amortizing in equal installments, and may be prepaid without penalty.

74

VOI purchasers are generally required to make a down payment of at least 10% of the sales price. As part of our continued efforts to manage operating cash flows, we incentivize our sales associates to encourage cash sales and higher down payments on financed sales, with a target of 40-45% of the VOI sales price collected in cash. We also promote a point-of-sale credit card program sponsored by a third-party financial institution. As a result of these efforts, we have increased both the percentage of sales that are fully paid in cash and the average down payment on financed sales. Including down payments received on financed sales, approximately 41% of our system-wide sales of VOIs, net during the year ended December 31, 2016 were paid in cash within approximately 30 days from the contract date.

See “Sales/Financing of Receivables” below for additional information regarding our receivable financing activities.

Loan Underwriting

We generally do not originate financing to customers with FICO scores below 575. We may provide financing to customers with no FICO score if the customer makes a minimum required down payment of 20%. For loans made during 2016, the borrowers’ weighted-average FICO score after a 30-day, “same as cash” period from the point of sale was 712. Further information is set forth in the following table:

Pecentage of originated and serviced
FICO Score	VOI notes receivable (1)
<600	5.2%
600-699	42.9%
700+	51.9%

(1) Excludes loans for which the obligor did not have a FICO score.

Collection Policies

Financed VOI sales originated by us typically utilize a note and mortgage. Collection efforts related to these VOI loans are managed by us. Our collectors are incentivized through a performance-based compensation program.

We generally make collection efforts to Vacation Club owners with outstanding loans secured by their VOI by email, mail and telephone. Telephone and email contact generally commences when an account is ten days past due. At 30 days past due, we mail a collection letter to the owner advising that if the loan is not brought current, the delinquency will be reported to the credit reporting agencies. At 60 days past due, we mail a letter to the owner advising that he or she may be prohibited from making future reservations for lodging at a resort. At 90 days past due, we stop the accrual of, and reverse previously accrued but unpaid, interest on the note receivable and mail a notice informing the owner that unless the delinquency is cured within 30 days, we will terminate the underlying VOI ownership. If an owner fails to bring the account current within the given timeframe, the loan is defaulted and the owner’s VOI is terminated. In that case, we mail a final letter, typically at approximately 120 days past due, notifying the owner of the loan default and the termination of his or her beneficial interest in the VOI property. Thereafter, we seek to resell the VOI to a new purchaser. As of, December 31, 2016, we had 25 employees focused on collections.

Allowance for Credit Losses

Under vacation ownership accounting rules, we estimate uncollectible VOI notes receivable based on historical amounts for similar VOI notes receivable and do not consider the value of the underlying collateral. We hold large pools of homogeneous VOI notes receivable and assess uncollectibility based on pools of receivables. In estimating future credit losses, we evaluate a combination of factors, including a static pool analysis, the aging of the respective receivables, current default trends, prepayment rates by origination year and the borrowers’ FICO scores.

75

Substantially all defaulted VOI notes receivable result in the holder of such receivable acquiring the related VOI that secured such receivable, typically soon after default and at little or no cost. The reacquired VOI is then available for resale in the normal course of business.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information about the performance of our notes receivable portfolio.

Sales/Financing of Receivables

Our ability to sell or borrow against our VOI notes receivable has historically been an important factor in meeting our liquidity requirements. The vacation ownership business generally involves sales where a buyer is only required to pay 10% of the purchase price up front, while at the same time selling and marketing expenses related to such sales are primarily cash expenses that exceed the down payment amount. For the year ended December 31, 2016, our sales and marketing expenses totaled approximately 52% of system-wide sales of VOIs, net. Accordingly, having facilities for the sale or hypothecation of VOI notes receivable, along with periodic term securitization transactions, has been a critical factor in meeting our short and long-term cash needs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information about our VOI notes receivable purchase facilities and term securitizations.

Receivables Servicing

Receivables servicing includes collecting payments from borrowers and remitting the funds to the owners, lenders or investors in such receivables, accounting for principal and interest on such receivables, making advances when required, contacting delinquent borrowers, terminating a Vacation Club ownership in the event that defaults are not timely remedied and performing other administrative duties.

We receive fees for servicing our securitized notes receivable that are included as a component of interest income. Additionally, we earn servicing fee income from third-party developers in connection with our servicing of their loan portfolios under certain fee-based services arrangements, which is netted against the cost of our mortgage servicing operations.

76

Our Core Operating and Growth Strategies

Grow VOI sales

We intend to utilize our proven sales and marketing platform to continue our strong history of VOI sales growth through the expansion of existing alliances, continued development of new marketing programs and sales to our existing Vacation Club owners. We believe there are a number of opportunities within our existing marketing alliances to drive future growth, including the expansion of our marketing efforts with Bass Pro to include programs focused on Bass Pro’s e-commerce platform. In addition, through our agreement with Choice Hotels, we plan to enhance our marketing program through further penetration of Choice Hotels’ digital and call-transfer programs. In addition to existing programs, we plan to utilize our sales and marketing expertise to continue to identify unique marketing relationships with nationally-recognized brands that resonate with our core demographic. In addition, we actively seek to sell additional VOI points to existing Vacation Club owners, which typically involve significantly lower marketing costs and have higher conversion rates compared to sales to new customers. We are also committed to continually expanding and updating our sales offices to more effectively convert tours generated from our marketing programs into sales. We continue to identify high traffic resorts where we believe increased investment in sales office infrastructure will yield strong sales results.

Continue to enhance the Vacation Club experience

We believe our Vacation Club offers owners exceptional value. Our Vacation Club offers owners access to our 42 Club Resorts and 24 Club Associate Resorts in premier vacation destinations, as well as access to approximately 11,000 other hotels and resorts and other vacation experiences such as cruises through partnerships and exchange networks. We continuously seek new ways to add value and flexibility to our Vacation Club membership and enhance the vacation experience of our Vacation Club owners, including the addition of new destinations, the expansion of our exchange programs and the addition of new partnerships to offer increased vacation options. We also continuously improve our technology, including websites and applications, to enhance our Vacation Club owners’ experiences. We believe this focus, combined with our high-quality customer service, will continue to enhance the Vacation Club experience, driving sales to new owners and additional sales to existing Vacation Club owners.

Grow our high margin, cash generating businesses

We seek to continue to grow our ancillary businesses, including resort management, title services and loan servicing. We believe these businesses can grow with little additional investment in our corporate infrastructure and will produce high margin revenues.

Increase sales and operating efficiencies across all customer touch-points

We actively seek to improve our operational execution across all aspects of our business. In our sales and marketing platform, we utilize a variety of screening methods and data-driven analyses to attract high quality prospects to our sales offices in an effort to increase VPG. We also continue to test new and innovative methods to generate sales prospects with a focus on increasing cost efficiency. In connection with our management services and consumer financing activities, we will continue to leverage our size, infrastructure and expertise to increase operating efficiency and profitability. In addition, as we expand, we expect to gain further operational efficiencies by streamlining our support operations such as call centers, customer service, administration and information technology.

77

Maintain operational flexibility while growing our business

We believe we have built a flexible business model that allows us to capitalize on opportunities and quickly adapt to changing market environments. We intend to continue to pursue growth through a balanced mix of capital-light sales vs. developed VOI sales, sales to new customers vs. sales to existing Vacation Club owners and cash sales vs. financed sales. While we may from time to time pursue opportunities that impact our short-term results, our long-term goal is to achieve sustained growth while maximizing earnings and cash flow.

Pursue strategic transactions

With a disciplined approach to capital allocation, we will continue to pursue acquisitions that meet our high quality standards and that we believe will provide value to our Vacation Club owners or drive increased tour flow and sales. We may seek acquisitions of resort assets, sales and marketing platforms, management companies and contracts, and other assets, properties and businesses, including where we believe significant synergies and cost savings may be available. We may choose to pursue acquisitions directly or in partnership with third-party developers or others, including pursuant to arrangements where third-party developers purchase the resort assets and we sell the VOIs in the acquired resort on a commission basis. We have a long history of successfully identifying, acquiring and integrating complementary businesses, and our flexible sales and marketing platform enables us to complete these transactions in a variety of economic conditions.

Industry Overview

The vacation ownership, or timeshare, industry is one of the fastest growing segments of the global travel and tourism sector. By purchasing a VOI, the purchaser typically acquires either (i) a fee simple interest in a property (or collection of properties) providing annual usage rights at the owner’s home resort (where the owner’s VOI is deeded), or (ii) an annual or biennial allotment of points that can be redeemed for stays at properties included in the vacation ownership company’s resort network or for other vacation options available through exchange programs. Compared to hotel rooms, vacation ownership units typically offer more spacious floor plans and residential features, such as living rooms, fully equipped kitchens and dining areas. Compared to owning a vacation home in its entirety, the key advantages of vacation ownership products typically include a lower up-front acquisition cost and annual expenses, resort-style features and services and, often, an established infrastructure to exchange usage rights for stays across multiple locations.

The vacation ownership industry was historically highly fragmented, with a large number of local and regional resort developers and operators having small resort portfolios of varying quality. We believe that growth in the vacation ownership industry has been driven by increased interest from resort developers and globally recognized lodging and entertainment brands, increased interest from consumers seeking flexible vacation options, continued product evolution and geographic expansion. Due to these factors, VOI sales have grown 800% over the last 30 years. In 2016, more than 9.2 million families (approximately 6.9% of U.S. households) owned at least one VOI.

As reflected in the chart below, the U.S. vacation ownership industry experienced a contraction in sales as a result of the economic recession in 2008 and 2009, during which time we and many other vacation ownership companies and resort developers reduced liquidity needs by managing businesses at lower tour flow and sales levels by removing less efficient sales channels, closing underperforming sales centers, cutting inventory spending and reducing development activity. Increasing demand for VOIs and favorable macroeconomic trends, including increased discretionary income, improving consumer confidence and a shifting preference among consumers for increased spending on leisure, have led to strong industry growth since 2009. However, because sales remain below the peak level reached in 2007, we believe there remains sustained opportunity for additional growth.

78

While the majority of VOI owners are over the age of 50, new owners are an average of approximately 10 years younger, with 39% between the ages of 35 and 49 and 30% under the age of 35. VOI owners have an average household income of $90,000, 90% of VOI owners own their own home and 67% of VOI owners are college graduates.

Regulation

The vacation ownership and real estate industries are subject to extensive and complex governmental regulation. We are subject to various federal, state, local and foreign environmental, zoning, consumer protection and other laws, rules and regulations, including those regarding the acquisition, marketing and sale of real estate and VOIs, as well as various aspects of our financing operations. At the federal level, the Federal Trade Commission has taken an active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or unfair competition in interstate commerce. In addition, many states have what are known as “Little FTC Acts” that apply to intrastate activity.

In addition to the laws applicable to our customer financing and other operations discussed below, we are or may be subject to the Fair Housing Act and various other federal laws, rules and regulations. We are also subject to various foreign laws with respect to La Cabana Beach Resort and Casino in Oranjestad, Aruba and Blue Water Resort at Cable Beach in Nassau, Bahamas. Additionally, in the future, VOIs may be deemed to be securities subject to regulation as such, which could have a material adverse effect on our business. The cost of complying with applicable laws and regulations may be significant and we may not maintain compliance at all times with all applicable laws, including those discussed below. Any failure to comply with current or future applicable laws or regulations could have a material adverse effect on us.

Our vacation ownership resorts are subject to various regulatory requirements, including state and local approvals. The laws of most states require us to file a detailed offering statement describing our business and all material aspects of the project and sale of VOIs with a designated state authority. In addition, when required by state law, we provide our VOI purchasers with a public disclosure statement that contains, among other items, detailed information about the applicable resort, the surrounding vicinity and the purchaser’s rights and obligations as a VOI owner. Laws in each state where we sell VOIs generally grant the purchaser of a VOI the right to cancel a purchase contract at any time within a specified rescission period following the earlier of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by us. Most states have other laws that regulate our activities, including real estate licensure requirements, sellers of travel licensure requirements, anti-fraud laws, telemarketing laws, prize, gift and sweepstakes laws, and labor laws.

79

Under various federal, state and local laws, ordinances and regulations, the owner of real property is generally liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, the property, as well as related costs of investigation and property damage. These laws often impose liability without regard to whether the property owner knew of the presence of such hazardous or toxic substances. The presence of these substances, or the failure to properly remediate these substances, may adversely affect a property owner’s ability to sell or lease a property or to borrow using the real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with any of these and other environmental, health or safety requirements may result in the need to cease or alter operations or development at a property. In addition, certain state and local laws may impose liability on property developers with respect to construction defects discovered on the property or repairs made by future owners of such property. Under these laws, we may be required to pay for repairs to the developed property. The development, management and operation of our resorts are also subject to the Americans with Disabilities Act.

Our marketing, sales and customer financing activities are also subject to extensive regulation, which can include, but is not limited to: the Truth-in-Lending Act and Regulation Z; the Fair Housing Act; the Fair Debt Collection Practices Act; the Equal Credit Opportunity Act and Regulation B; the Electronic Funds Transfer Act and Regulation E; the Home Mortgage Disclosure Act and Regulation C; the Dodd-Frank Act; Unfair or Deceptive Acts or Practices and Regulation AA; the Patriot Act; the Right to Financial Privacy Act; the Gramm-Leach-Bliley Act; the Fair and Accurate Credit Transactions Act; and anti-money laundering laws. The Dodd-Frank Act contains significant changes to the regulation of financial institutions and related entities, including the creation of new federal regulatory agencies, and the granting of additional authorities and responsibilities to existing regulatory agencies to identify and address emerging systemic risks posed by the activities of financial services firms. The Consumer Financial Protection Bureau (the “CFPB”) is one such regulatory agency created pursuant to the Dodd-Frank Act. The CFPB’s mandate is to protect consumers by carrying out federal consumer financial laws and to publish rules and forms that facilitate understanding of the financial implications of the transactions consumers enter into. Consistent with this mission, the CFPB amended Regulations X and Z to establish new disclosure requirements and forms pursuant to Regulation Z for most closed-end consumer credit transactions secured by real property. The practical impact upon us is the requirement to use a new Integrated Mortgage Disclosure Statement in lieu of the separate Good Faith Estimate and Closing Statement. No assurance can be given that we will be in compliance with the Dodd-Frank Act or other applicable laws or that compliance with these rules or the promulgation of additional standards by the CFPB will not have an adverse impact on our business. In addition, our term securitization transactions must comply with certain requirements of the Dodd-Frank Act, including risk retention rules.

Our management of, and dealings with, HOAs, including our purchase of defaulted inventory from HOAs in connection with our secondary market arrangements, is subject to state laws and resort rules and regulations, including those with respect to the establishment of budgets and expenditures, rule-making and the imposition of maintenance assessments.

During the year ended December 31, 2016, approximately 7% of our VOI sales were generated by marketing to prospective purchasers obtained through internal and third-party vendors’ outbound telemarketing efforts. We attempt to monitor the actions and legal and regulatory compliance of these third parties, but there are risks associated with our and such third parties’ telemarketing efforts. In recent years, state and federal regulators have increased regulations and enforcement actions related to telemarketing operations, including requiring the adherence to state “do not call” laws. In addition, the Federal Trade Commission and Federal Communications Commission have implemented national “do not call” legislation. These measures have significantly increased the costs associated with telemarketing. While we continue to be subject to telemarketing risks and potential liability, we believe our exposure to adverse impacts from this heightened telemarketing legislation and enforcement may be partially mitigated by the use of “permission marketing,” whereby we obtain the permission of prospective purchasers to contact them in the future, thereby exempting such calls from the various “do not call” laws. We have also implemented policies and procedures that we believe will help reduce the possibility that individuals who have requested to be placed on a “do not call” list are not contacted, but such policies and procedures may not be effective in ensuring strict regulatory compliance.

To date, no material fines or penalties have been imposed on us as a result of our telemarketing operations. However, from time to time, we have been the subject of proceedings for violation of the “do not call” laws and other state laws applicable to the marketing and sale of VOIs. We may not be able to efficiently or effectively market to prospective purchasers through telemarketing operations in the future or to successfully develop alternative sources of identifying and marketing to prospective purchasers of our VOI products at acceptable costs. In addition, we may face significant non-compliance issues or additional costs of compliance, which may adversely impact our results and operations in the future.

80

See “Risk Factors” for a description of additional risks with respect to regulatory compliance.

Competition

We compete with various high profile and well-established firms, many of which have greater liquidity and financial resources than we do. Many of the world’s most recognized lodging, hospitality and entertainment companies develop and sell VOIs in resort properties. Major companies that now operate, or are developing or planning to develop, vacation ownership resorts directly or through subsidiaries include Marriott Vacations Worldwide Corporation, the Walt Disney Company, Hilton Grand Vacations, Wyndham Vacation Ownership, ILG and Diamond Resorts International. We also compete with numerous smaller owners and operators of vacation ownership resorts. In our fee-based services business, we typically compete with Hilton Grand Vacations and Wyndham Vacation Ownership. In addition to competing for sales leads, prospects and fee-based service clients, we compete with other VOI developers for marketing, sales and resort management personnel.

Seasonality

We have historically experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. This seasonality has resulted, and may continue to result, in fluctuations in our quarterly operating results. Although more potential customers typically visit our sales offices during the quarters ending in June and September, our ultimate recognition of the resulting sales during these periods may be delayed due to down payment requirements for recognition of real estate sales under GAAP or due to the timing of development and required use of the percentage-of-completion method of accounting.

Employees

As of December 31, 2016, we had 5,729 employees, 549 of whom were located at our headquarters in Boca Raton, Florida, and 5,180 of whom were located in regional field offices throughout the United States and Aruba. As of December 31, 2016, approximately 30 of our employees were covered by two collective bargaining agreements, which address the terms and conditions of their employment, including pay rates, working hours, certain employee benefits and procedures for settlement of labor disputes. We believe that our relations with our employees are good.

Company History

We were organized in 1985 as a Massachusetts corporation named Patten Corporation, primarily focused on retail land sales to consumers. In 1994, we entered into the vacation ownership industry. In 1996, we changed our name to Bluegreen Corporation. From 1986 through April 2, 2013, our common stock was publicly listed and traded on the NYSE. On April 2, 2013, Woodbridge acquired all of the shares of our common stock not previously owned by it, and we became a wholly-owned subsidiary of Woodbridge. Woodbridge is a wholly-owned subsidiary of BBX Capital (NYSE: BBX), a Florida-based publicly traded diversified holding company. On March 10, 2014, we were redomiciled from a Massachusetts corporation to a Florida corporation. On                , 2017, we changed our name to Bluegreen Vacations Corporation.

Properties

Our principal executive office is located in Boca Raton, Florida in 159,000 square feet of leased space. As of December 31, 2016, we also maintained sales offices at or near 23 of our resorts, as well as regional administrative offices in Orlando, Florida and Indianapolis, Indiana. See “Our Product―Vacation Club Resorts” above for information regarding the resorts that are a part of our Vacation Club.

81

Legal Proceedings

From time to time in the ordinary course of business, we become subject to or receive notice of: (i) claims or proceedings relating to the purchase, sale, marketing or financing of VOIs and our other business activities; (ii) disputes with existing and former employees, vendors, taxing jurisdictions and various other parties; and (iii) individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorneys General. We are also subject to certain matters relating to our former Bluegreen Communities’ business, substantially all of the assets of which were sold during May 2012. We take these matters seriously and attempt to resolve any such issues as they arise. Unless otherwise described below, we believe that these claims are routine proceedings incidental to our business.

Our collection efforts with respect to our VOI notes receivable have recently been affected by the receipt of letters from attorneys purporting to represent certain Vacation Club owners. We believe these attorneys have encouraged such owners to become delinquent and ultimately default on their obligations. Following receipt of such a letter, we may no longer pursue collection efforts directly from the owner, but in some cases we have pursued, and we may in the future pursue, legal action against the owner.

Reserves are accrued for matters in which our management believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Our management does not believe that the aggregate liability relating to known contingencies in excess of the aggregate amounts accrued will have a material impact on our results of operations or financial condition. However, litigation is inherently uncertain, and the actual costs of resolving legal claims, including awards of damages, may be substantially higher than the amounts accrued and may have a material adverse impact on our results of operations or financial condition.

Our management is not at this time able to estimate a range of reasonably possible losses with respect to matters in which it is reasonably possible that a loss will occur. In certain matters, our management is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters, the claims are broad and the plaintiffs have not quantified or factually supported their claim.

Whitney Paxton and Jeff Reeser, on behalf of themselves and all others similarly situated, v. Bluegreen Vacations Unlimited, Inc., Phillip Hicks and Todd Smith, Case No. 3:16-CV-523-HSM-HBG, United States District Court, Eastern District of Tennessee at Knoxville.

On August 24, 2016, Whitney Paxton and Jeff Reeser filed a lawsuit against Bluegreen Vacations Unlimited, Inc. (“BVU”), our wholly-owned subsidiary, and certain of its employees (collectively, the “Defendants”), seeking to establish a class action of former and current employees of BVU and alleging violations of plaintiffs’ rights under the Fair Labor Standards Act of 1938 (the “FLSA”) and breach of contract. The lawsuit also claims that Defendants terminated plaintiff Whitney Paxton as retaliation for her complaints about alleged violations of the FLSA. The lawsuit seeks damages in the amount of the unpaid compensation owed to plaintiffs. On July 27, 2017, a magistrate judge entered a report and recommendation that the plaintiffs’ motion to conditionally certify collective action and facilitate notice to potential class members be granted with respect to certain employees and denied as to others. We believe that the lawsuit is without merit and intend to vigorously defend the action.

82

MANAGEMENT

Executive Officers and Directors

The following table contains information regarding our executive officers and directors as of August 17, 2017.

Name	Age	Principal Position
Shawn B. Pearson	39	President and Chief Executive Officer; Director
Anthony M. Puleo	49	Senior Vice President, Chief Financial Officer and Treasurer; President, Bluegreen Treasury Services
David L. Pontius	62	Executive Vice President and Chief Strategy Officer; President, Bluegreen Services
Famous P. Rhodes	42	Executive Vice President and Chief Marketing Officer
Ahmad M. Wardak	45	Executive Vice President, Corporate Development and Innovation
Alan T. Davis	59	Senior Vice President, Field Sales and Marketing
Adrienne Kelley	46	Senior Vice President and Chief Accounting Officer
Brenda Hodges	63	Senior Vice President, Planning and Business Analytics
Michael D. Kaminer	51	Senior Vice President and General Counsel
Chanse W. Rivera	47	Senior Vice President and Chief Information Officer
Susan J. Saturday	55	Senior Vice President and Chief Human Resources Officer
Alan B. Levan	72	Chairman of the Board of Directors
John E. Abdo	74	Vice Chairman of the Board of Directors
James R. Allmand, III	69	Director
Norman H. Becker	79	Director
Lawrence A. Cirillo	78	Director
Jarett S. Levan	43	Director
Mark A. Nerenhausen	62	Director
Arnold Sevell	69	Director
Orlando Sharpe	58	Director
Seth M. Wise	47	Director

Shawn B. Pearson was appointed our Chief Executive Officer and President in February 2017 and as a member of our board of directors in August 2017. Since 2015, Mr. Pearson has also served as Chairman of Renin, and he served as Renin’s Chief Executive Officer from 2015 until August 2017. Renin, indirectly through its subsidiaries, manufactures interior closet doors, wall décor, hardware and fabricated glass products for the home improvement industry. Renin is a wholly-owned subsidiary of our ultimate parent company, BBX Capital. From 2002 to 2015, Mr. Pearson held various leadership roles in sales, marketing and global supply chain with Danby, a privately-owned group of small appliance companies servicing the hospitality, retail, government and other distribution channels, most recently serving as President of Danby Products Ltd. and Chairman of Danby Asia. Prior to entering the corporate world, Mr. Pearson played professional baseball within the Toronto Blue Jays organization. Mr. Pearson holds an M.B.A.

Anthony M. Puleo joined us in 1997 as Chief Accounting Officer. Mr. Puleo was appointed Vice President in 1998 and Senior Vice President in 2004. Mr. Puleo served as our Interim Chief Financial Officer from April 2005 through August 2005. In August 2005, he was appointed our Chief Financial Officer and Treasurer. In January 2010, he was appointed President of Bluegreen Treasury Services. From May 2015 through February 2017, Mr. Puleo served in the interim role of Chairman of our executive committee. From December 1990 through October 1997, Mr. Puleo held various positions with Ernst & Young LLP, including Senior Manager in the Assurance and Advisory Business Services group. Mr. Puleo holds a B.B.A. in Accounting and is a Certified Public Accountant.

David L. Pontius joined us in 2007 as Senior Vice President and President of Bluegreen Resorts. Mr. Pontius was appointed President of Bluegreen Services in December 2008 and Executive Vice President and Chief Strategy Officer in September 2010. From 2002 to 2007, Mr. Pontius worked at Wyndham Vacation Ownership, Inc. and its sister company, RCI Global Vacation Network. From 2006 to 2007, he served as Executive Vice President, Hospitality, Strategic Planning and Chief Customer Officer at Wyndham Vacation Ownership, Inc. From 2002 to 2006, Mr. Pontius served as President and Chief Executive Officer of RCI North America. From 1996 to 2002, Mr. Pontius served in positions of increasing responsibilities at Hilton Grand Vacations Company, including Senior Vice President of Operations. From 1992 to 1996, Mr. Pontius served as Chief Operating Officer of Vacation Internationale, one of the pioneer companies in timesharing and points-based clubs. Mr. Pontius holds a B.B.A.

83

Famous P. Rhodes joined us in August 2017 as Executive Vice President and Chief Marketing Officer. Mr. Rhodes previously served as Vice President of Digital Marketing and Customer Experience for AutoNation from 2015 to 2017 and as Vice President of eCommerce for AutoNation from 2012 to 2015. Prior to joining AutoNation, Mr. Rhodes served as Senior Director of Yahoo! Autos in 2012 and in several leadership roles for eBay Motors from 2007 to 2012, including Senior Director from 2011 to 2012. Mr. Rhodes’ experience prior to 2007 includes serving as Executive Vice President of DXS Financial Services, LP, Vice President of Car.com, and Manager at KPMG LLP. Mr. Rhodes holds a B.B.A. in Management and an M.B.A.

Ahmad M. Wardak joined us in 2003 and has served in various management positions in the Corporate Marketing, Accounting and Business Analysis areas. As Executive Vice President, Corporate Development and Innovation, Mr. Wardak is responsible for identifying new strategic opportunities, process improvement, and planning and forecasting initiatives. Mr. Wardak began his career with Ernst & Young LLP. Mr. Wardak holds a B.S.

Adrienne Kelley joined us in November 2013 as Vice President and Controller and was promoted to Senior Vice President and Chief Accounting Officer in April 2015. Prior to joining us, Ms. Kelley served in various accounting leadership roles within the South Florida commercial real estate industry, including positions at Equity One and serving as Accounting Manager for Ernst & Young LLP. She is a member of the American Resort Development Association (ARDA). Ms. Kelley joined the board of directors of the Florida State University Real Estate Foundation in July 2017. She previously served on the board of governors of the Florida State University College of Business and the steering committee of the Florida State University Real Estate Networking Trends Conference. Ms. Kelley holds a B.S. in Accounting and Finance and is a Certified Public Accountant.

Alan T. Davis joined us in 2000 as Senior Sales Manager at Laurel Crest Resort in Pigeon Forge, Tennessee. In 2002, he was appointed Director of Sales at The Lodge Alley Inn in Charleston, South Carolina. In 2006, Mr. Davis was appointed Director of Sales at Shore Crest Vacation Villas in Myrtle Beach, South Carolina. He was promoted to Vice President, Sales in January 2008, to Vice President, Field Sales and Marketing in October 2008, and to Senior Vice President, Field Sales and Marketing in January 2011. Mr. Davis holds a Masters of Accountancy degree.

Brenda Hodges joined us in 1996 as Vice President of Administration of Bluegreen Resorts. In 2010, she became Vice President of Planning and Analytics. She was promoted to Senior Vice President of Business Planning and Analytics in January 2014. Prior to joining us, Ms. Hodges worked for nineteen years in the resort development and vacation ownership industry with both public and private companies. Ms. Hodges holds a B.S.B.A., majoring in accounting and finance.

Michael D. Kaminer joined us in November 2007 as Vice President and Assistant General Counsel. Mr. Kaminer was appointed to serve as Acting General Counsel in April 2008, overseeing all aspects of our Legal Department. In 2010, Mr. Kaminer was appointed Senior Vice President, General Counsel and Assistant Secretary. Prior to joining us, Mr. Kaminer was Vice President and Associate General Counsel at WCI Communities, Inc. from January 2003 to October 2007. Prior to that time, Mr. Kaminer was a Shareholder with the law firm of Akerman Senterfitt. Mr. Kaminer holds a J.D.

Chanse W. Rivera joined us in August 2012. In December 2012, Mr. Rivera was appointed Chief Information Officer. Prior to joining us, Mr. Rivera held positions as Chief Information Officer of Russell Hobbs, Inc., Global Service Manager of CITCO, Vice President, Managed Services of Fresh Del Monte Produce Inc. and IT Director of Blue Martini Software. Mr. Rivera holds a B.S. in Management Information Systems.

Susan J. Saturday joined us in 1988. During her tenure, she has held various management positions, including Assistant to the Chief Financial Officer, Divisional Controller and Director of Accounting. In 1995, she was appointed Vice President and Director of Human Resources and Administration. In 2004, Ms. Saturday was appointed Senior Vice President and Chief Human Resources Officer. While Ms. Saturday’s primary role continues to be with us, she has also served as Senior Vice President and Chief Human Resources Officer of BBX Capital since June 2016. From 1983 to 1988, Ms. Saturday was employed by General Electric Company in various financial management positions. Ms. Saturday holds a B.B.A. in Accounting and an M.S. in Human Resource Management.

84

Alan B. Levan has served as Chairman of our board of directors since May 2017 and from May 2002 to December 2015. In addition, from May 2015 until February 2017, he served us in a non-executive capacity. Mr. Alan Levan formed the I.R.E. Group (predecessor to BBX Capital) in 1972. He served as its Chairman, Chief Executive Officer and President of BBX Capital from 1978 until December 2015 and as its Chairman and Chief Executive Officer since February 2017. He has also served as Chairman and Chief Executive Officer of BBX Capital Corporation (formerly BankAtlantic Bancorp, Inc.) (“BCC”) from 1994 until December 2015 and again since February 2017. From December 2015 until February 2017, Mr. Alan Levan served as Founder and strategic advisor to the board of directors of BBX Capital and BCC. In addition, Mr. Alan Levan served as Chairman of BankAtlantic, BCC’s former federal savings bank subsidiary, from 1987 until July 2012 when BCC sold BankAtlantic to BB&T Corporation (“BB&T”). Mr. Alan Levan also served as a director of Benihana Inc. (“Benihana”) until August 2012. He is the Chairman of the BBX Capital Foundation, a Trustee of Nova Southeastern University, Chairman of Nova Southeastern University’s Finance Committee, Co-Founder and Co-Chairman of the Nova Southeastern University Susie and Alan B. Levan Ambassadors Board and a director of the Broward Workshop. Our board of directors believes that Mr. Alan Levan’s proven leadership skills enhance the board and our Company and that his long history of service with us and our affiliates provides the board with critical insight regarding the business and prospects of our Company. Mr. Alan Levan is the father of Jarett S. Levan, a member of our board of directors.

John E. Abdo has served as a member of our board of directors and as Vice Chairman of our board of directors since 2002. From December 2015 to May 2017, Mr. Abdo served as Acting Chairman of our board of directors. Mr. Abdo has also served as Vice Chairman of BBX Capital since 1993 and Vice Chairman of BCC since 1994. In addition, he served as Vice Chairman of BankAtlantic from 1987 until the completion of the sale of BankAtlantic to BB&T during July 2012. Mr. Abdo is President of Abdo Companies, Inc. and a member of the board of directors and certain committees, including the finance committee, of the Performing Arts Center Authority. Additionally, Mr. Abdo is the former 20-year President, and current member of the investment committee of the Broward Performing Arts Foundation. He also served as the Vice Chairman of the board of directors of Benihana until August 2012. Our board of directors believes that it benefits from the contributions that Mr. Abdo makes, and the perspective that he adds, to the board, many of which are the result of his knowledge of our business and affairs based on his service as Vice Chairman for the past fifteen years, and his experience and knowledge regarding the real estate sector generally.

James R. Allmand, III has served as a member of our board of directors since 2011. Mr. Allmand has over thirty years of resort real estate and hospitality operations management experience in luxury resort hotels, marinas and master planned residential real estate, including over twenty-five years of regional multi-property responsibilities in Florida. Since 2008, he has served as Senior Vice President - Resort Operations and Real Estate of Global Resort Development, Inc., an international resort development consulting company. Prior to that time, he served as General Manager of, and provided consulting services to, Sandals Grande Antigua Resort & Spa from 2007 to 2008, Director of Advisory Services of IAG Florida Inc., a commercial, residential and hospitality development oriented company, from 2004 to 2007, and General Manager and Vice President of Hyatt Regency Pier Sixty-Six in Fort Lauderdale, Florida from 1993 to 2004. Our board of directors believes that Mr. Allmand provides valuable insight and contributions to the board as a result of his extensive experience in the real estate and hospitality industries.

Norman H. Becker has served as a member of our board of directors since 2003. Mr. Becker is, and has been for more than ten years, self-employed as a Certified Public Accountant. Mr. Becker was also the Chief Financial Officer and Treasurer of Proguard Acquisition Corp., as well as a member of its board of directors, until 2012. Mr. Becker has served as a director of BBX Capital since 2013. He was previously a partner with Touche Ross & Co., the predecessor of Deloitte & Touche LLP, for more than ten years and he served as a director of Benihana until August 2012. Our board of directors believes that Mr. Becker provides valuable insight to the board based on his business, financial and accounting expertise, and that his accounting and financial knowledge make him a valuable member of our audit committee.

85

Lawrence A. Cirillo has served as a member of our board of directors since 2003. Mr. Cirillo was Principal Partner and President of Atlantic Chartering, an oil tanker brokerage company, from 1979 until Atlantic Chartering merged with Seabrokers, Inc., a subsidiary of Clarkson, Ltd. Mr. Cirillo served as a Vice President of Seabrokers, Inc. until 2000. Since 2000, Mr. Cirillo has served as an oil tanker broker with Southport Maritime, Inc. Our board of directors believes that it benefits from Mr. Cirillo’s business experience generally and within the sales industry in particular.

Jarett S. Levan was appointed to our board of directors during August 2017. Mr. Jarett Levan has served as the President of BBX Capital since December 2015 and as a member of its board of directors since September 2009. He served as Acting Chairman and Chief Executive Officer of BBX Capital from December 2015 to February 2017 and as Executive Vice President of BBX Capital from April 2011 until December 2015. He is also the President of BCC, and served as its Acting Chairman and Chief Executive Officer from December 2015 to December 2016 and as a member of its board of directors from 1999 until December 2016. Mr. Jarett Levan was the Chief Executive Officer and President of BankAtlantic from January 2007 until the completion of the sale of BankAtlantic to BB&T during July 2012. Our board of directors believes that Mr. Jarett Levan’s operating and management experience, including his positions with our affiliates, allow him to provide insight to the board with respect to our business and affairs. Mr. Jarett Levan is the son of Alan B. Levan, Chairman of our board of directors.

Mark A. Nerenhausen has served as a member of our board of directors since 2003. Since 2011, Mr. Nerenhausen has served as a professor and a director of the Syracuse University Janklaw Arts Leadership Program. In addition, since August 2010, Mr. Nerenhausen has been a Principal of ZSP Consulting. From March 2009 through July 2010, Mr. Nerenhausen served as President and Chief Executive Officer of the AT&T Performing Arts Center in Dallas, Texas. Our board of directors believes that it benefits from Mr. Nerenhausen’s leadership skills and business and management experience gained from his service in Principal, President and Chief Executive Officer positions, including the sales aspects of his positions.

Arnold Sevell has served as a member of our board of directors since 2002. For more than twenty-eight years, Mr. Sevell has been the President of Sevell Realty Partners, Inc., a full-service commercial real estate firm, and its affiliated entities, Sevell Realty Holdings, LLC, Sevell Family Holdings, LLC and Sevell Residential Realty LLC. Mr. Sevell also serves as Vice Chairman of the Planning and Zoning Board of Boca Raton, Florida. Our board of directors believes that Mr. Sevell provides expertise and insight to the board as a result of his knowledge of, and experience within, the real estate industry and his insight into real estate markets generally.

Orlando Sharpe has served as a member of our board of directors since 2011. Mr. Sharpe founded Sharpe Project Developments, Inc., a real estate development company, in 1990 and has served as its President since that time. From 1986 to 1990, he was employed with Arvida/JMP Partners, L.P., a residential real estate development company, where he managed the design, construction, development and property management for several office buildings, retail centers, hotels, restaurants, warehouses and mixed use commercial parks. Prior to that time, he was employed by the Weitz Co. General Contractors as a project manager on various commercial projects. His background also includes professional experience with a number of architectural and engineering firms. Our board of directors believes that it benefits from Mr. Sharpe’s knowledge of the real estate industry generally and particularly with respect to real estate development and current trends in the industry.

Seth M. Wise was appointed to our board of directors during August 2017. Mr. Wise has served Executive Vice President of BBX Capital and as a member of its board of directors since September 2009. Mr. Wise has also served as Executive Vice President of BCC since August 2012. In addition, since July 2005, Mr. Wise has served as President of Woodbridge (including its predecessor, Woodbridge Holdings Corporation) after serving as its Executive Vice President since September 2003. He also previously was Vice President of Abdo Companies, Inc. Our board of directors believes that Mr. Wise’s real estate-related experience and background enhance the board’s knowledge with respect to the real estate industry and that it benefits from the insight he brings with respect to the real estate industry and our operations related thereto.

86

Appointment of Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. Except as indicated above with respect to Alan B. Levan, Chairman of our board of directors, and Jarett S. Levan, a member of our board of directors, there are no familial relationships among our directors and executive officers.

Board of Directors Composition

Under our Fourth Amended and Restated Bylaws, our board of directors will have the ability to set the authorized number of directors, provided the number of directors may not be less than            or greater than            . Our board of directors has set the current authorized number of directors as eleven. Our board of directors consists of the eleven directors named as directors under “Executive Officers and Directors” above. Our directors hold office until their successors have been duly elected and qualified or until the earlier of their death, resignation or removal. An election of directors by our shareholders will be determined by a plurality of the votes cast.

Director Independence

The listing rules of the NYSE generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the closing of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating/corporate governance committees be independent.

Our board of directors has affirmatively determined that Messrs. Allmand, Becker, Cirillo, Nerenhausen, Sevell and Sharpe, who together comprise a majority of our board, are “independent” within the meaning of the listing standards of the NYSE. Our board of directors also determined that Messrs. Becker, Cirillo, Sevell and Sharpe, who comprise our audit committee, Messrs. Sevell, Allmand and Becker, who comprise our compensation committee, and Messrs. Allmand, Cirillo and Sevell, who comprise our nominating/corporate governance committee, all satisfy the independence standards for such committees established by the SEC and the rules of the NYSE, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence. In determining Mr. Becker’s independence, our board of directors specifically considered the fact that he serves on the board of directors and certain committees of BBX Capital and is compensated by BBX Capital for such service. Mr. Alan Levan, our Chairman, Mr. Abdo, our Vice Chairman, and Mr. Jarett Levan and Mr. Wise, members of our board of directors, are executive officers and directors of BBX Capital (NYSE: BBX). BBX Capital is the parent company of Woodbridge, which currently owns 100% of our common stock and is expected to own approximately        % of our outstanding common stock immediately following this offering (or       % if the underwriters’ option to purchase additional shares is exercised in full). See “Controlled Company” below.

Code of Business Conduct and Ethics

We have a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The code of business conduct and ethics will be available following this offering on our website at www.bluegreenvacations.com. We will post amendments to or waivers from the code of business conduct and ethics (to the extent applicable to our principal executive officer, principal financial officer or principal accounting officer) on our website.

Committees of our Board of Directors

Our board of directors has established standing audit, compensation and nominating/corporate governance committees. Our board of directors has adopted a written charter for each committee and corporate governance guidelines that address the make-up and functioning of our board of directors. Following this offering, the committee charters and corporate governance guidelines will be posted on our website at www.bluegreenvacations.com and will be available in print, without charge, to any shareholder.

87

Audit Committee

Our audit committee consists of Mr. Becker, Chairman, and Messrs. Cirillo, Sevell and Sharpe. Our board of directors has determined that all members of our audit committee are “financially literate” and “independent” within the meaning of the listing standards of the NYSE and the applicable rules and regulations of the SEC. Mr. Becker has been determined to qualify as an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC, and our board of directors has determined that he has finance and accounting expertise and “financial sophistication” within the meaning of the listing standards of the NYSE.

Our audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditor. Additionally, our audit committee assists board oversight of: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the qualifications, performance and independence of our independent auditor; and (iv) the performance of our internal audit function. In connection with these oversight functions, our audit committee receives reports from and meets with our internal audit group, management and our independent auditor. Our audit committee receives information concerning internal controls over financial reporting and any deficiencies in such controls and has adopted a complaint monitoring procedure that enables confidential and anonymous reporting to our audit committee of concerns regarding questionable accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Mr. Sevell, Chairman, and Messrs. Allmand and Becker. Our board of directors has determined that all members of our compensation committee are “independent” within the meaning of the listing standards of the NYSE, “Non-Employee Directors,” as defined in Rule 16b-3 under the Exchange Act, and “outside directors,” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Our compensation committee provides assistance to our board of directors in fulfilling its responsibilities relating to the compensation of our executive officers. It reviews and determines the compensation of our Chief Executive Officer and determines or makes recommendations with respect to the compensation of our other executive officers. It also administers our annual incentive plan and is expected to administer any equity-based compensation plans that we may adopt in the future.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee consists of Mr. Allmand, Chairman, and Messrs. Cirillo and Sevell. Our board of directors has determined that all of the members of our nominating/corporate governance committee are “independent” within the meaning of the listing standards of the NYSE.

Our nominating/corporate governance committee is responsible for assisting our board of directors in identifying individuals qualified to become directors, making recommendations of candidates for directorships, developing and recommending a set of corporate governance principles to our board of directors, overseeing the evaluation of our board of directors and management, overseeing the selection, composition and evaluation of board committees and overseeing the management continuity and succession planning process.

Our nominating/corporate governance committee reviews, following the end of each fiscal year, the composition of our board of directors and the ability of its current members to continue effectively as directors for the upcoming fiscal year. If our nominating/corporate governance committee thinks it is in our best interest to nominate a new individual for director, or fill a vacancy on our board of directors which may exist from time to time, it will consider potential candidates for board appointments who meet the criteria for selection as a nominee and have the specific qualities or skills sought.

88

Controlled Company

Because Woodbridge, a wholly-owned subsidiary of BBX Capital (NYSE: BBX), will own more than 50% of our common stock following this offering, we may, as permitted by the listing standards of the NYSE, avail ourselves of “controlled company” exemptions, pursuant to which we may elect not to comply with certain corporate governance standards otherwise required by the NYSE, including the requirement to have a majority of “independent directors,” a compensation committee composed entirely of “independent directors” with a written charter addressing the committee’s purpose and responsibilities, a nominating/corporate governance committee composed entirely of “independent directors” with a written charter addressing the committee's purpose and responsibilities, and annual performance evaluations of our compensation committee and nominating/corporate governance committee. While we currently do not intend to take advantage of any of the exemptions permitted to controlled companies, we may in the future determine from time to time to avail ourselves of one or more of such exemptions.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee are current or former officers or employees of our Company or any of our subsidiaries. In addition, there are no interlocking or other relationships or transactions involving the members of our compensation committee required to be disclosed under Item 407(e)(4) of Regulation S-K promulgated by the SEC.

89

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain summary information concerning compensation paid to, or accrued by us during the year ended December 31, 2016 on behalf of, Anthony M. Puleo, who performed the functions of principal executive officer as Chairman of the executive committee during the year ended December 31, 2016, and each of the next two of our highest paid executive officers during the year ended December 31, 2016 (collectively, the “Named Executive Officers”).

				Non-Equity
				Incentive	All
				Plan	Other
		Salary	Bonus	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)(3)	($)(4)	($)	($)

Anthony M. Puleo(1)	2016	475,000	2,513,914	926,715	769	3,916,398
Senior Vice President, Chief Financial Officer and Treasurer; President, Bluegreen Treasury Services

David A. Bidgood(2)	2016	437,091	2,905,972	926,715	7,614	4,277,392
Former Senior Vice President; Former President, Bluegreen Resorts Field Sales and Marketing

David L. Pontius	2016	530,450	2,707,303	926,715	12,792	4,177,260
Executive Vice President and Chief Strategy Officer; President, Bluegreen Services

(1)	During February 2017, Shawn B. Pearson was appointed to serve as President and Chief Executive Officer. Mr. Puleo continues to serve as Senior Vice President, Chief Financial Officer and Treasurer; President, Bluegreen Treasury Services.
(2)	Mr. Bidgood, who served as our Senior Vice President and as President of Bluegreen Resorts Field Sales and Marketing during 2016, retired during August 2017.
(3)	Represents discretionary and special cash bonuses, in each case, paid to the Named Executive Officers upon the approval of our compensation committee based on a subjective evaluation of overall performance in areas outside those that are objectively measured from or calculated based on a formula or criteria tied to financial results. A portion of these bonuses were paid in 2016, while the balance was accrued by us during 2016 and paid during 2017.
(4)	Represents cash bonuses earned by the Named Executive Officers under our cash incentive program for 2016 based on the achievement during 2016 of performance objectives related to our EBITDA and free cash flow (in each case, as calculated for purposes of such program). These bonuses were accrued by us during 2016 and paid during 2017.

Employment Agreements

We have employment agreements with each of Mr. Puleo and Mr. Pontius. Under the terms of their respective employment agreements, Mr. Puleo and Mr. Pontius receive an annual base salary and are entitled to receive bonus payments pursuant to bonus plans established from time to time by our compensation committee or otherwise at the discretion of our compensation committee.

The annual base salaries of the Named Executive Officers are set forth in the “Salary” column of the “Summary Compensation Table” above. Under their respective employment agreements, Mr. Puleo and Mr. Pontius may receive an annual bonus (sometimes hereinafter referred to as an “Annual Bonus”) of up to a certain percentage his then-current annual base salary. Such percentage is approved annually by our compensation committee and, for 2016, was 150% for Mr. Puleo and 165% for Mr. Pontius. The Annual Bonuses are discretionary bonuses based on a subjective evaluation of the executive’s overall performance in areas outside those that are objectively measured from or calculated based on a formula or criteria tied to financial results. Based on such evaluation, for 2016, our compensation committee approved the payment in full of the Annual Bonuses to each of Mr. Puleo and Mr. Pontius.

As described above, in addition to Annual Bonuses, the Named Executive Officers may also receive additional bonuses from time to time as approved by our compensation committee, including special discretionary cash bonuses and cash bonuses under incentive plans in place from time to time. For 2016, each of Mr. Puleo and Mr. Pontius received a special discretionary cash bonus of $2,046,154, which is included, together with their respective Annual Bonuses, in the “Bonus” column of the “Summary Compensation Table” above. In addition, as described under “Cash Incentive Programs” below, each of Mr. Puleo and Mr. Pontius received a cash bonus of $926,715 under our cash incentive program for 2016, which is included in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table” above.

90

Pursuant to the employment agreements with Mr. Puleo and Mr. Pontius, if the executive’s employment is terminated by us without “Cause” (as defined in the employment agreement) or by the executive for “Good Reason” (as defined in the employment agreement), the executive will be entitled to receive, in addition to his base salary through the date of termination, a severance payment in an amount equal to 1.0 times (or 1.5 times if the termination occurs within two years after a “Change in Control” (as defined in the employment agreement)) the sum of (a) his annual base salary then in effect and (b) the average Annual Bonus paid to him during the two years prior to the termination. In addition, if the employment agreement is terminated by us without “Cause” or by the executive for “Good Reason” after the last day of the earnings period for, but prior to payment of, the Annual Bonus, the executive will be entitled to receive such Annual Bonus. Further, in the event of a termination by us without “Cause” or a termination by the executive for “Good Reason” at any time, we will pay the executive’s COBRA premiums for 12 months following the date of termination. In addition, upon the executive’s death or “Disability” (as defined in his employment agreement), the executive or his estate, as the case may be, will be entitled to receive the pro rata portion of the executive’s Annual Bonus for the applicable year based generally on the number of days the executive was employed during the year. These severance payments and benefits are conditioned upon the executive executing a general release in our favor, as well as his compliance with certain restrictive covenants set forth in his employment agreement, including confidentiality obligations and non-solicit, non-disparagement and non-interference covenants.

Prior to his retirement in August 2017, we had an employment agreement with Mr. Bidgood which was substantially the same as our employment agreements with Mr. Puleo and Mr. Pontius. The annual base salary paid to Mr. Bidgood for 2016 under his employment agreement is set forth in the “Salary” column of the “Summary Compensation Table” above. Mr. Bidgood’s Annual Bonus opportunity for 2016 was in an amount equal to 309% of his annual base salary. Based on our compensation committee’s evaluation of Mr. Bidgood’s performance, our compensation committee approved the payment in full of the Annual Bonus to Mr. Bidgood for 2016. Mr. Bidgood also received for 2016 a one-time special discretionary cash bonus of $2,046,154, which is included, together with his Annual Bonus, in the “Bonus” column of the “Summary Compensation Table” above. In addition, Mr. Bidgood received a cash bonus of $926,715 under our cash incentive program for 2016, which is included in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table” above.

We expect to enter into an agreement with Mr. Bidgood in connection with his retirement during August 2017. While the terms of the agreement have not yet been finalized, it is currently contemplated that we will make payments to Mr. Bidgood totaling approximately $2.3 million between October 2017 and March 2019, which includes payments in the amount contemplated by his employment agreement in connection with a termination without “Cause” and payments in consideration for Mr. Bidgood’s entry into a two-year non-competition agreement. It is also contemplated that Mr. Bidgood will to continue to be eligible to receive Liquidity Event Awards (as described and defined below under “Cash Incentive Programs”) under our 2011 Long Term Incentive Plan (the “2011 LTIP”) for a period of two years and that, in lieu of paying COBRA premiums on Mr. Bidgood’s behalf, we will pay Mr. Bidgood an amount equal to the total dollar amount of such premiums for period of 18 months. It is expected that the agreement will contain a general release by Mr. Bidgood in our favor and certain restrictive covenants in addition to his agreement not to compete, including confidentiality obligations and non-solicit, non-disparagement and non-interference covenants.

Potential Payments Upon Termination or Change in Control

Information regarding payments made or to be made by us, and benefits provided or to be provided by us, to Mr. Bidgood in connection with his retirement, as well as payment and benefits to which each of Mr. Puleo and Mr. Pontius may be entitled in connection with any termination of his employment, including following a change in control of our Company, is set forth under “Employment Agreements” above. Each of Mr. Puleo, Mr. Pontius and Mr. Bidgood may also be entitled to payments under our 2011 LTIP upon the occurrence of a “Liquidity Event” (as defined in the 2011 LTIP). See also “401(k) Plan” below.

91

Cash Incentive Programs

During 2011, our compensation committee approved and adopted the 2011 LTIP, which was subsequently approved by our shareholders during 2012. The 2011 LTIP was designed to provide certain members of senior management selected by our compensation committee (“Participants”), the administrative committee for the 2011 LTIP, with incentives based on the achievement of certain financial targets relating to our business and operations. Under the 2011 LTIP, Participants were allocated points representing fractional interests in amounts payable under the plan. With respect to each calendar year, which represented a “Performance Period” under the 2011 LTIP, award amounts (“Performance Period Awards”) were payable based on our actual EBITDA as compared to our target EBITDA (in each case, as defined in the 2011 LTIP), subject to available free cash and certain other conditions specified in the 2011 LTIP. While the 2011 LTIP expired following the 2015 Performance Period with respect to Performance Period Awards, our compensation committee approved a cash incentive program for 2016 which provided for the payment of cash awards to certain members of our senior management, including the Named Executive Officers, based on the achievement of performance objectives related to our EBITDA and free cash flow in substantially the same manner in which the 2011 LTIP operated for Performance Period Awards. As previously described, each Named Executive Officer received a cash bonus of $926,715 under the cash incentive program adopted by our compensation committee for 2016. Subject to the approval of our compensation committee, we currently anticipate to continue to utilize such methodology for future bonus payments based on our EBITDA and/or free cash performance.

While the 2011 LTIP has expired with respect to the payment of Performance Period Awards, the 2011 LTIP continues in effect with respect to the potential payment of cash awards to Participants, including the Named Executive Officers, upon the occurrence of a “Liquidity Event” (“Liquidity Event Awards”). As defined in the 2011 LTIP, a “Liquidity Event” includes, without limitation, the sale of our Company or our businesses (whether by merger, consolidation, reorganization, stock or asset sale, or similar corporate transaction). The amount of a Liquidity Event Award is primarily based on the consideration received by us or our shareholders, as applicable, in connection with the Liquidity Event and the cumulative EBITDA ratio described above for the Performance Periods prior to the Liquidity Event. The provisions of the 2011 LTIP relating to Liquidity Event Awards will continue in effect until the last payment of a Liquidity Event Award, unless earlier terminated by our compensation committee in its discretion.

Subject to the terms of the 2011 LTIP, the award agreements thereunder and the severance agreement expected to be entered into with Mr. Bidgood, if a Liquidity Event were to occur, the Named Executive Officers would collectively be entitled to Liquidity Event Awards in an amount of up to approximately 4% of the total consideration received by us and/or our shareholders in connection with the Liquidity Event to the extent in excess of $100.0 million. Other executive officers and employees of the Company may also be entitled to payments in connection with a change in control or sale of our Company or our businesses under the 2011 LTIP or other compensation arrangements or plans, including our 2015 Senior Executive Leadership Profit Sharing Plan.

401(k) Plan

We maintain a retirement plan for the benefit of our employees, including the Named Executive Officers. The 401(k) plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, subject to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) plan’s trustee as directed by participants. Our 401(k) plan allows for discretionary matching of employee contributions. For 2016, we made a basic matching contribution equal to 100% of each participant’s contributions not exceeding 3% of such participant’s compensation, plus 50% of the participant’s contributions in excess of 3% but not in excess of 5% of the participant’s compensation. We may also make additional discretionary matching contributions not to exceed 4% of each participant’s compensation.

92

Outstanding Equity Awards at Year-End 2016

None of the Named Executive Officers held any equity or equity-based awards with respect to our Company as of December 31, 2016.

Compensation of Directors

The compensation policy for our non-employee directors (which we define as directors who are not employees of our Company or any entity controlling our Company, including BBX Capital) was designed in an attempt to achieve the following goals: (i) compensation should fairly pay directors for work required by a company of similar size and scope to our Company; (ii) compensation should align directors’ interests with the long-term interests of our shareholders; and (iii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

We currently compensate our non-employee directors through cash fees. Each non-employee director currently earns $70,000 in cash fees annually for his service on our board of directors. In addition, we currently compensate our directors for their services on board committees as follows. Members of our audit committee, other than its Chairman, receive $10,000 in cash annually. The Chairman of our audit committee receives $15,000 in cash annually. The Chairman of our nominating/corporate governance committee and the Chairman of our compensation committee each receive $3,500 in cash annually. Other members of our nominating/corporate governance committee and compensation committee do not currently receive additional compensation for their service on those committees. Directors do not receive additional compensation for attendance at board or committee meetings.

The following table sets forth certain information regarding the compensation paid or accrued by us to or on behalf of each individual who served as a non-employee director during the year ended December 31, 2016 for his board and committee service during the year.

Fees Earned
Name	or Paid in Cash ($)
James R Allmand III	73,500
Norman H. Becker	85,000
Lawrence A. Cirillo	80,000
Mark A. Nerenhausen	70,000
Arnold Sevell	83,500
Orlando Sharpe	80,000

The members of our board of directors who are employed by us or any entity controlling us, including BBX Capital, do not receive compensation from us for their service on our board of directors; however, they may from time to time receive certain benefits from us. In addition, during 2016, we paid Mr. Alan Levan, one of our non-employee directors, compensation of $600,000, all in the form of salary, in consideration for his provision of certain services to us in a non-executive position.

93

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock, (i) as of               , 2017, based on                shares of our common stock outstanding as of that date, and (ii) immediately following this offering, as adjusted to reflect the sale of                shares of our common stock by us and                shares of our common stock by the selling shareholder, in each case, by the following individuals or groups:

•	each of our directors;
•	each of our Named Executive Officers;
•	all of our directors and executive officers as a group; and
•	the selling shareholder.

Other than as identified in the following table, we do not know of any person who beneficially owns, or following this offering will beneficially own, more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares voting power (the power to vote or direct the voting of the shares) or investment power (the power to dispose or direct the disposition of the shares), or has the right to acquire such powers within 60 days. Unless otherwise indicated, the address of all persons identified in the following table is c/o Bluegreen Vacations Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. Based on information furnished to us, we believe that, unless otherwise indicated, each of the persons listed below has sole voting and investment power with respect to the shares beneficially owned by such person, subject to community property laws where applicable.

	Shares Beneficially Owned Before this Offering	% of Outstanding Shares and Total Voting Power Before this Offering	Number of Shares Being Offered	Shares Beneficially Owned After this Offering	% of Outstanding Shares and Total Voting Power After this Offering

Executive Officers and Directors:
Alan B. Levan (1)		100
John E. Abdo(1)		100
James R. Allmand, III	-	-		-	-
Norman H. Becker	-	-		-	-
Lawrence A. Cirillo	-	-		-	-
Mark A. Nerenhausen	-	-		-	-
Orlando Sharpe	-	-		-	-
Arnold Sevell	-	-		-	-
All executive officers and directors as a group ( persons)	-	-		-	-
5% Shareholders (not included above):
Woodbridge Holdings, LLC(1)		100

(1)	Woodbridge Holdings, LLC is a wholly-owned subsidiary of BBX Capital Corporation (NYSE: BBX). Mr. Alan Levan and Mr. Abdo may be deemed to control BBX Capital by virtue of their collective ownership of shares of Class A Common Stock and Class B Common Stock of BBX Capital representing approximately % of the total voting power of BBX Capital’s capital stock. As a result, the shares of our common stock held by Woodbridge are also included in the beneficial ownership of each of Mr. Alan Levan and Mr. Abdo. The address of each of Woodbridge Holdings, LLC, Mr. Alan Levan and Mr. Abdo is c/o BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301. In 2012, the SEC brought an action against BCC and Mr. Alan Levan alleging the violation of certain securities laws. This action was resolved in favor of BCC and Mr. Alan Levan on all issues.

94

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

We have a policy in place for the review of relationships and transactions in which (i) we are a participant, (ii) the amount involved exceeds or is expected to exceed $120,000 annually and (iii) any of our directors or executive officers, or any of their immediate family members, have or will have a direct or indirect material interest (each, a “related party transaction”). Any related party transaction is to be for our benefit and upon terms no less favorable to us than if the related party transaction was with an unrelated party.

As set forth in their respective charters, our audit committee, in the case of related party transactions which present issues regarding accounting, internal accounting controls or auditing matters, or our nominating/corporate governance committee, in the case of all other related party transactions, reviews and, if the reviewing committee determines to be appropriate, approves (or ratifies) related party transactions. The reviewing committee considers the nature of the related party’s interest in the transaction, the material terms of the transaction, including, without limitation, the amount involved and type of transaction, and the arms-length nature thereof, the importance of the transaction to the related party, the importance of the transaction to us, whether the transaction would impair the judgment of a director or executive officer to act in our best interest and any other matters the reviewing committee deems appropriate. Any member of the reviewing committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the transaction; provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the reviewing committee.

Related Party Transactions

Woodbridge, a wholly-owned subsidiary of BBX Capital (NYSE: BBX), owns 100% of our common stock and is expected to own           % of our common stock immediately following this offering (or           % if the underwriters’ option to purchase additional shares is exercised in full). BBX Capital may be deemed to be controlled by Mr. Alan Levan, who serves as its Chairman and Chief Executive Officer, and Mr. Abdo, who serves as its Vice Chairman. Together, Mr. Alan Levan and Mr. Abdo may be deemed to beneficially own shares of Class A Common Stock and Class B Common Stock of BBX Capital representing approximately 77% of the total voting power of BBX Capital’s Class A Common Stock and Class B Common Stock. Mr. Alan Levan and Mr. Abdo serve as our Chairman and Vice Chairman, respectively. During 2016, Mr. Alan Levan was employed by us in a non-executive capacity. See “Executive Compensation-Compensation of Directors” above for information regarding the compensation we paid to Mr. Alan Levan during 2016 in consideration for such services.

Mr. Jarett Levan, the son of Mr. Alan Levan, and Mr. Wise, are members of our board of directors and executive officers and directors of BBX Capital. Ms. Saturday, our Senior Vice President and Chief Human Resources Officer, has served as Senior Vice President and Chief Human Resources Officer of BBX Capital since June 2016. Mr. Pearson, who was appointed as our Chief Executive Officer and President in February 2017 and as a member of our board of directors in August 2017, has served as Chairman of Renin, a wholly-owned subsidiary of BBX Capital, since 2015. Mr. Pearson also served as Chief Executive Officer of Renin from 2015 until August 2017. Further, Raymond S. Lopez, who served as our Vice President and Controller from 2004 until 2005 and as our Senior Vice President and Chief Accounting Officer from 2005 until March 2015, when he joined BBX Capital as its Executive Vice President, Chief Financial Officer and Chief Accounting Officer, continues to perform certain services for us and to participate in certain of our cash incentive programs. For 2015 and 2016, we provided compensation to Mr. Lopez totaling approximately $370,000 and $580,000, respectively, in consideration for such services and pursuant to such plans. Additionally, we paid Phil Bakes approximately $950,000 and $1.1 million, respectively, pursuant to cash incentive programs for 2014 and 2015, respectively. Mr. Bakes was the President of Snapper Creek Equity Management, Inc., a wholly-owned subsidiary of BBX Capital, until his death in 2016.

From 2013 until January 2016, employees of BCC, which was a majority-owned subsidiary of BBX Capital until merging into a wholly-owned subsidiary of BBX Capital in December 2016, were provided health insurance under policies maintained by us. BCC reimbursed us at cost, which was approximately $0.8 million during 2014, $1.3 million during 2015 and $0.2 million during January 2016, prior to the termination of this relationship.

95

In May 2015, we entered into an “Agreement to Allocate Consolidated Income Tax Liability and Benefits” with BBX Capital, BCC, Woodbridge and our and their respective subsidiaries, pursuant to which, among other customary terms and conditions, the parties agreed to file consolidated federal tax returns. Under the agreement, the parties calculate their respective income tax liabilities and attributes as if each of them was a separate filer. If any tax attributes are used by another party to offset such party’s tax liability, the party providing the benefit is entitled to receive an amount for the tax benefits realized. During 2015 and 2016, we paid BBX Capital or its affiliated entities approximately $19.2 million and $26.2 million, respectively, under this agreement.

In April 2015, Bluegreen Specialty Finance, LLC, our wholly-owned subsidiary (“BSF”), entered into a Loan Agreement and Promissory Note pursuant to which it provided an $80.0 million loan to BBX Capital, the proceeds of which were used by BBX Capital to fund its tender offer to purchase certain shares of BCC’s Class A Common Stock that it did not own at the time. Amounts outstanding on the loan bore interest at a rate of 10% per annum until July 19, 2017 when the interest rate was reduced to 6% per annum. Interest only payments are required on a quarterly basis, with all outstanding amounts becoming due and payable at the end of the five-year term of the loan. BBX Capital is permitted to prepay the loan in whole or in part at any time, and prepayments will be required, to the extent necessary, in order for us or our subsidiaries to remain in compliance with covenants under outstanding indebtedness. During 2015 and 2016, we recognized approximately $5.6 million and $8.0 million, respectively, of interest income on this loan.

We paid or reimbursed BBX Capital or its affiliated entities approximately $1.5 million, $1.2 million and $1.3 million during 2014, 2015 and 2016, respectively, for management advisory, risk management, administrative and other services. We accrued approximately $0.2 million for such services at each of December 31, 2014, 2015 and 2016.

In October 2013, BSF provided a loan to Renin Holdings, which at that time was owned 81% by BCC and 19% by BBX Capital, and certain of Renin Holdings’ subsidiaries (collectively with Renin Holdings, the “Renin Borrowers”). The loan included a $3.0 million term loan and a revolving facility which allowed for additional borrowings of up to $9.0 million, of which $10.5 million in the aggregate was borrowed by the Renin Borrowers. Amounts outstanding under the loan bore interest at a fixed rate of 7.25% per annum and were collateralized by substantially all of the assets of the Renin Borrowers. During 2014, we recognized approximately $0.3 million of interest income on the loan. The loan was repaid in full during June 2014.

96

DESCRIPTION OF CAPITAL STOCK

General Matters

The following description summarizes the material terms of our capital stock and certain provisions of our Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the forms of our Amended and Restated Articles of Incorporation and Fourth Amended and Restated Bylaws included as exhibits to the Registration Statement of which this prospectus is a part, and to the applicable provisions of Florida law.

Upon the completion of this offering, our authorized capital stock will consist of           shares of common stock, $0.01 par value per share, and           shares of “blank check” preferred stock, $0.01 par value per share.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Each of our directors and director nominees will stand for election at each annual meeting of shareholders. Our Amended and Restated Articles of Incorporation do not provide for cumulative voting for the election of directors. Rather, a directors standing for election will be elected by a plurality of the votes cast. As a result, shareholders holding a majority of the voting power of our capital stock will be able to elect all of our directors, as well as to remove each of our directors with or without cause. Pursuant to Florida law and our Amended and Restated Articles of Incorporation, shareholders holding at least a majority of the voting power of our capital stock may act by written consent in lieu of a meeting. Woodbridge is expected to own           % of our common stock immediately following this offering (or           % if the underwriters’ option to purchase additional shares is exercised in full) and, therefore, will be in a position to control the election of directors and any other matter requiring shareholder approval, in each case, without the approval or consent of any other shareholders. Woodbridge is a wholly-owned subsidiary of BBX Capital (NYSE: BBX).

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets legally available for distribution to our shareholders after payment of liabilities and the liquidation preference, if any, of any then outstanding preferred stock.

No Preemptive or Similar Rights

Holders of our common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions.

Fully Paid and Non-Assessable

All outstanding shares of our common stock are, and all shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

97

Preferred Stock

Under our Amended and Restated Articles of Incorporation, and as permitted by Florida law, our board of directors may authorize the issuance of preferred stock in one or more series, establish from time to time the number of shares to be included in each series and fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case, without vote or action by our shareholders except to the extent required by the listing standards of the NYSE (or any other national securities exchange on which our common stock may be listed). These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock or otherwise adversely affect the voting power or other rights of the holders of our common stock, including the likelihood that holders of our common stock would receive dividend payments and payments on liquidation, or the amounts thereof. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financing transactions and other corporate purposes, could also, among other things, have the effect of delaying, deferring or preventing a change in control or other corporate actions, and might adversely affect the market price of our common stock. Without limiting the generality of the foregoing, preferred stock may be issued in connection with the adoption of a shareholder rights plan if determined to be advisable by our board of directors.

Anti-Takeover Provisions

Our Amended and Restated Articles of Incorporation, our Fourth Amended and Restated Bylaws and Florida law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control. These provisions include those which permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships and specify advance notice procedures that must be complied with by shareholders in order to make shareholder proposals or nominate directors.

In addition, the authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock (and our board of directors’ authority to establish the rights, preferences and limitation of the preferred stock, as described above) could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

As a Florida corporation, we are also subject to the provisions of the FBCA, including those limiting the voting rights of “control shares.” Under the FBCA, subject to certain exceptions, including mergers and acquisitions effected in accordance with the FBCA, the holder of “control shares” of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, will not have the right to vote those shares unless the acquisition of the shares was approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons. “Control shares” are defined in the FBCA as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities. In addition, as previously described, so long as Woodbridge holds a controlling position in our common stock, the sale or transfer of control of our Company or the removal of incumbent directors will be impossible without the consent of Woodbridge, which is a wholly-owned subsidiary of BBX Capital (NYSE: BBX).

98

Exclusive Forum Provision

Our Fourth Amended and Restated Bylaws contain an exclusive forum provision which provides that, unless our board of directors consents to the selection of an alternative forum, the Circuit Court located in Palm Beach County, Florida (or, if such Circuit Court does not have jurisdiction, another Circuit Court located within Florida or, if no Circuit Court located within Florida has jurisdiction, the federal district court for the Southern District of Florida) shall be the sole and exclusive forum for Covered Proceedings, which include: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the FBCA, our Amended and Restated Articles of Incorporation or our Fourth Amended and Restated Bylaws (in each case, as may be amended or amended and restated from time to time); and (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine of the State of Florida. Further, the exclusive forum provision will provide that if any Covered Proceeding is filed in a court other than a court located within Florida in the name of any shareholder, then such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within Florida in connection with any action brought in any such court to enforce the exclusive forum provision and (ii) having service of process made upon such shareholder in any such enforcement action by service upon such shareholder’s counsel in the action as agent for such shareholder. Unless waived, this exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Indemnification

Section 607.0850 of the FBCA, our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws provide for the indemnification of each of our directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was our director or officer or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at our request, which may include liabilities under the Securities Act. In addition, we carry insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of our Company, which acts may also include liabilities under the Securities Act. To the extent our directors and officers are indemnified against liabilities arising under the Securities Act, whether under the provisions contained in our Amended and Restated Articles of Incorporation or our Fourth Amended and Restated Bylaws or pursuant to Florida law or other contractual arrangements providing for indemnification which we may enter into from time to time, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Fee-Shifting Provision

Our Fourth Amended and Restated Bylaws also provide us and our officers, directors and other employees the right, to the extent permitted by applicable law (and unless our board of directors consents to the contrary), to reimbursement of all amounts incurred by us or our officers, directors or other employees, from any person or entity that initiates or asserts any claim or counterclaim against us or any of our officers, directors or other employees, or joins, offers substantial assistance to or has a direct financial interest in any such claim or counterclaim, if such person or entity does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought. This provision may discourage lawsuits against us and our directors, officers and other employees or increase the costs thereof to any person bringing such action.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                   ..

NYSE Listing

We intend to apply to list our common stock on the NYSE under the symbol “BXG.”

99

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Immediately following this offering, we expect to have              shares of common stock outstanding. Of these shares, all of the              shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for the shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including the exemption provided by Rule 144, as described below. The outstanding shares of our common stock will be “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration such as Rule 144 under the Securities Act, which is summarized below.

As a result of the lock-up agreements described below, and subject to the provisions of Rule 144 described below, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market, other than shares purchased by our affiliates; and

•	beginning 180 days after the date of this prospectus, additional shares will become eligible for sale in the public market, all of which are held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We and our officers, directors and principal shareholder have each agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether such transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, for a period of 180 days after the date of this prospectus, in each case, without the prior written consent of the representatives of the underwriters.

Rule 144

In general, pursuant to Rule 144 in effect on the date of this prospectus, once we have been subject to public company reporting requirements for at least 90 days, a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock to be sold for at least six months, including the holding period of any prior owner other than our affiliates, would be entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. In addition, under Rule 144, a person who is not one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, including the holding period of any prior owner other than our affiliates, would be entitled to sell those shares without regard to the requirements of Rule 144. Our affiliates or persons selling on behalf of our affiliates are entitled to sell, subject to the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of our common stock then outstanding, which equals approximately shares of common stock immediately following this offering; and

100

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Shares Issued Under Future Plans

If we adopt any equity compensation plans in the future, it is expected that we would file a Registration Statement on Form S-8 under the Securities Act to register the shares of our common stock issuable under such plans. Shares registered under any such Registration Statement will be available for sale in the public market following the later of the date of issuance and the date of such filing, on which the Registration Statement will be deemed automatically effective, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described above.

101

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) associated with the purchase, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, and any changes may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary. The authorities on which this discussion is based are subject to various interpretations and there can be no assurance that the IRS or the courts will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. This summary is limited to persons who hold our common stock as a capital asset for U.S. federal income tax purposes (within the meaning of Section 1221 of the Code). In addition, because this section is a summary, it does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders that are subject to special treatment under the U.S. federal income tax laws, including, without limitation, brokers or dealers in securities, insurance companies, banks or other financial institutions, hybrid entities, tax-exempt organizations or accounts, persons holding our common stock as a part of a hedging, integrated, conversion transaction, straddle or other risk reduction transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons subject to the alternative minimum tax or the Medicare tax on net investment income, entities or arrangements treated as partnerships for U.S. federal income tax purposes or investors in such entities, persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation for services, certain former U.S. citizens or long-term residents, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies” (within the meaning of the Code), “qualified foreign pension funds” (as defined in Section 897(l)(2) of the Code) and persons deemed to sell our common stock under the constructive sale provisions of the Code. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership or disposition of our common stock.

Non-U.S. Holders are urged to consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or tax resident of the United States;
•	a corporation created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

102

Distributions

If distributions of cash or property (other than certain pro rata stock distributions) are made to Non-U.S. Holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder's basis in our common stock (determined separately with respect to each share of our common stock), but not below zero, and then will be treated as gain from the sale of that common stock as described below under “Gain on Disposition of Our Common Stock.”

Except as described in the next paragraph and subject to the discussion of FATCA, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, the Non-U.S. Holder must provide the applicable withholding agent in a timely manner a properly completed IRS Form W-8BEN or W-8BEN-E, whichever is applicable, or other appropriate version of IRS Form W-8, certifying qualification for the reduced rate. A Non-U.S. Holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS in a timely manner. If the Non-U.S. Holder holds the common stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

The withholding tax shall not apply to any dividend paid to a Non-U.S. Holder if such dividend is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder (and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the United States). In order to claim this exemption, the Non-U.S. Holder must provide the applicable withholding agent with a properly completed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, will generally be subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates, subject to an applicable income tax treaty providing otherwise. In addition, dividends received by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes that are effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business may also be subject to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion of FATCA and backup withholding, Non-U.S. Holders generally will not be required to pay U.S. federal income tax, including by way of withholding, on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the United States);
•	the Non-U.S. Holder is an individual not entitled to the benefits of an income tax treaty who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•	our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the Non-U.S. Holder’s disposition of, or the Non-U.S. Holder’s holding period for, our common stock.

103

Non-U.S. Holders described in the first bullet above will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate Non-U.S. Holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Individual Non-U.S. Holders described in the second bullet above will be required to pay a flat 30% tax on the gain derived from the sale, which gain may generally be offset by U.S.-source capital losses for that year.

With respect to the third bullet above, generally a corporation is a USRPHC if the fair market value of its USRPIs (within the meaning of the Code and applicable Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently a USRPHC and, based on our business plan and anticipated operations, do not expect to become a USRPHC in the future. However USRPHC status is an inherently factual determination that involves complex legal considerations. We have not sought an IRS ruling with respect to whether we are a USRPHC and we cannot give definitive assurance regarding our non-USRPHC status. Additionally, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market (within the meaning of the Code and applicable Treasury Regulations), such common stock will not be treated as a USRPI in the hands of any Non-U.S. Holder who does not hold (actually or constructively) more than 5% of our common stock at any time during the shorter of the five-year period preceding the Non-U.S. Holder’s disposition of, or the Non-U.S. Holder’s holding period for, our common stock. Non-U.S. Holders should be aware that no prediction can be made as to whether our common stock will be regularly traded on an established securities market (within the meaning of the Code and applicable Treasury Regulations).

U.S. Federal Estate Taxes

Our common stock beneficially owned or treated as beneficially owned by an individual who at the time of death is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes), and certain lifetime transfers of an interest in our common stock made by such an individual, will be included in his or her gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to a Non-U.S. Holder, the Non-U.S. Holder’s name and address, and the amount of U.S. federal income tax withheld, if any. A similar report will be sent to the Non-U.S. Holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected to the conduct of a Non-U.S. Holder’s trade or business within the United States or withholding was reduced by an applicable income tax treaty. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence.

Payments of dividends on, or of proceeds from the disposition of, our common stock made to Non-U.S. Holders may be subject to additional information reporting and backup withholding unless the Non-U.S. Holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or W-8BEN-E, whichever is applicable, or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that a holder claiming to be a Non-U.S. Holder is a U.S. person.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of our common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person or (ii) a foreign person with certain U.S. connections, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption. Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. Holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

104

FATCA

Legislation commonly known as FATCA (under Sections 1471 to 1474 of the Code) generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as defined under FATCA and the applicable Treasury Regulations), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the applicable withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding taxes described above will apply to any dividend payments on our common stock and, with respect to dispositions of our common stock after December 31, 2018, to payments of gross proceeds thereon. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

105

UNDERWRITING

Stifel, Nicolaus & Company, Incorporated and Credit Suisse Securities (USA) LLC are acting as the representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholder the aggregate number of shares of common stock set forth opposite its name:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated
Credit Suisse Securities (USA) LLC

Total

Of the                 shares to be purchased by the underwriters,                 shares will be purchased from us and            shares will be purchased from the selling shareholder.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling shareholder will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

The underwriters expect to deliver the shares of common stock to purchasers on or about            , 2017.

Option to Purchase Additional Shares

We have granted a 30-day option to the underwriters to purchase up to a total of                 additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Since we became a wholly-owned subsidiary of Woodbridge in April 2013, there has been no public market for our common stock. Woodbridge is a wholly-owned subsidiary of BBX Capital (NYSE: BBX). The initial public offering price will be determined through negotiations between us, the selling shareholder and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

•	our results of operations;
•	our financial condition;
•	our future prospects;
•	our management; and
•	the economic conditions in, and future prospects for, the industry in which we operate.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets following this offering at or above the initial public offering price.

106

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover of this prospectus, and at this price less a concession not in excess of $          per share to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. Following this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling shareholder:

Total
	Per Share	No Exercise of Option	Full Exercise of Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholder	$	$	$

We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $      , all of which will be paid by us. We have also agreed to reimburse the underwriters up to $            for certain of their expenses and application fees incurred in connection with, and clearance of this offering by, FINRA.

Indemnification of Underwriters

We and the selling shareholder will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties in the underwriting agreement. If we or the selling shareholder are unable to provide this indemnification, we and the selling shareholder will contribute to payments the underwriters may be required to make in respect of those liabilities in accordance with the terms of the underwriting agreement.

No Sales of Similar Securities

The underwriters will require all of our directors and officers and the selling shareholder, subject to certain customary exceptions, not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for shares of our common stock except for the shares of common stock in this offering without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of the representatives of the underwriters, offer, sell or otherwise dispose of any shares of common stock, except for shares of common stock offered in this offering and other customary exceptions.

107

New York Stock Exchange Listing

We intend to apply to list our common stock on the NYSE under the symbol “BXG.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and following this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales

Short sales involve sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares in this offering. Naked short sales are any short sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions

The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids

If the underwriters purchase shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages presales of the shares.

The transactions described above may occur on the NYSE or otherwise. Neither we, the selling shareholder nor any of the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of our common stock to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the Registration Statement of which this prospectus forms a part, has not been approved or endorsed by us, the selling shareholder or any underwriter in its capacity as underwriter and should not be relied upon by investors.

108

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include, amongst other things, securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and related services (including as initial purchasers of debt securities and/or arrangers of credit facilities) for us and our affiliates, including BBX Capital, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customer and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares of our common stock has not been made and may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
b.	to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of Robert W. Baird & Co. Incorporated for any such offer; or
c.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares of our common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of the law of the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive or any measure implementing the Prospectus Directive in any Relevant Member State.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

109

In the case of any shares of our common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares of our common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of Robert W. Baird & Co. Incorporated has been obtained to each such proposed offer or resale. We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. Notwithstanding the above, a person who is not a qualified investor and who has notified Robert W. Baird & Co. Incorporated of such fact in writing may, with the prior consent of Robert W. Baird & Co. Incorporated, be permitted to acquire shares of our common stock in this offering.

The United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive) who (i) have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (collectively, “Relevant Persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not Relevant Persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, Relevant Persons.

Canada

Resale Restrictions. The distribution of the shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers. By purchasing the shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106-Prospectus Exemptions;
•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;
•	where required by law, the purchaser is purchasing as principal and not as agent; and
•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest. Canadian purchasers are hereby notified that each of the underwriters is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

110

Enforcement of Legal Rights. All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment. Canadian purchasers of the shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Hong Kong

Each underwriter has represented and agreed that: (a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of our common stock other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except (i) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA, (ii) where no consideration is or will be given for the transfer, or (iii) where the transfer is by operation of law.

111

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Stearns, Weaver, Miller, Weissler, Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The audited consolidated financial statements of Bluegreen Corporation included in this prospectus and elsewhere in this Registration Statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 under the Securities Act with the SEC relating to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the Registration Statement or the exhibits thereto. Any statement contained in this prospectus regarding a contract, agreement or other document is not necessarily complete and, to the extent such contract, agreement or other document is filed as an exhibit to the Registration Statement, such statement is qualified in all respects by reference to the full text of such contract, agreement or other document, and you should read the relevant exhibit for a more complete understanding of the document or the matter involved. A copy of the Registration Statement, including the exhibits and the consolidated financial statements and related notes filed as a part thereof, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at (800) SEC-0330 for more information on the operation of its public reference room. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file with the SEC.

Following this offering, we will become subject to the information and reporting requirements of the Exchange Act. Accordingly, we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and on the SEC’s website referred to above. We also maintain a website at www.bluegreenvacations.com. Information contained on, or accessible through, our website is not part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

112

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Bluegreen Corporation and Subsidiaries

F-1

BLUEGREEN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	June 30,	December 31,
	2017	2016
ASSETS

Cash and cash equivalents	$145,468	$144,122
Restricted cash ($38,711 and $21,894 in VIEs at June 30, 2017 and December 31, 2016, respectively)	69,626	46,106
Notes receivable, net ($303,154 and $287,012 in VIEs at June 30, 2017 and December 31, 2016, respectively)	423,677	430,480
Inventory	264,885	238,534
Prepaid expenses	16,302	8,745
Other assets	57,718	48,099
Intangible assets, net	61,614	61,749
Loan to related party	80,000	80,000
Property and equipment, net	71,106	70,797
Total assets	$1,190,396	$1,128,632

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities
Accounts payable	$18,504	$21,769
Accrued liabilities and other	83,689	70,947
Deferred income	38,807	37,015
Deferred income taxes	121,623	126,278
Receivable-backed notes payable - recourse	63,755	87,631
Receivable-backed notes payable - non-recourse (in VIEs)	364,679	327,358
Lines-of-credit and notes payable	112,466	98,382
Junior subordinated debentures	69,756	69,044
Total liabilities	873,279	838,424

Commitments and Contingencies - See Note 7

Shareholder's Equity
Common stock, $.01 par value, 100 shares authorized; 100 shares issued and outstanding at June 30, 2017 and December 31, 2016	—	—
Additional paid-in capital	44,706	44,706
Retained earnings	225,351	204,730
Total Bluegreen Corporation shareholder's equity	270,057	249,436
Non-controlling interest	47,060	40,772
Total shareholder's equity	317,117	290,208
Total liabilities and shareholder's equity	$1,190,396	$1,128,632

See accompanying notes to consolidated financial statements.

F-2

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

(Unaudited)

	For the Six Months Ended June 30,
	2017	2016

Revenues:

Gross sales of VOIs	$132,692	$148,951
Estimated uncollectible VOI notes receivable	(21,540)	(24,038)
Sales of VOIs	111,152	124,913

Fee-based sales commission revenue	109,069	94,335
Other fee-based services revenue	56,056	51,611
Interest income	44,377	44,232
Other income, net	-	86
Total revenues	320,654	315,177

Costs and expenses:

Cost of VOIs sold	4,453	13,583
Cost of other fee-based services	33,374	31,587
Selling, general and administrative expenses	194,873	205,531
Interest expense	15,721	16,052
Total costs and expenses	248,421	266,753

Income before non-controlling interest and provision for income taxes	72,233	48,424
Provision for income taxes	25,324	16,875
Net income	46,909	31,549
Less: Net income attributable to non-controlling interest	6,288	4,802
Net income attributable to Bluegreen Corporation Shareholder	$40,621	$26,747

Comprehensive income attributable to Bluegreen Corporation Shareholder	$40,621	$26,747

Earnings per share:
Basic and diluted	$406,210.00	$267,470.00

See accompanying notes to consolidated financial statements.

F-3

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands)

(Unaudited)

		Equity Attributable to Bluegreen Shareholder
	Total	Additional Paid-in- Capital	Retained Earnings	Equity Attributable to Non-Controlling Interest

Balance at December 31, 2016	$290,208	$44,706	$204,730	$40,772
Dividends	(20,000)	—	(20,000)	—
Net income	46,909	—	40,621	6,288
Balance at June 30, 2017	$317,117	$44,706	$225,351	$47,060

See accompanying notes to consolidated financial statements.

F-4

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2017	2016

Operating activities:
Net income	$46,909	$31,549
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,010	7,665
Loss on disposal of property and equipment	428	-
Provision for credit losses	21,544	23,992
(Benefit)/Provision for deferred income taxes	(4,655)	16,876
Changes in operating assets and liabilities:
Notes receivable	(14,741)	(26,214)
Prepaid expenses and other assets	(17,397)	(5,995)
Restricted cash	(8,942)	(329)
Inventory	(26,351)	4,423
Accounts payable, accrued liabilities and other, and deferred income	11,274	12,674
Net cash provided by operating activities	15,079	64,641

Investing activities:
Purchases of property and equipment	(5,407)	(4,597)
Net cash used in investing activities	(5,407)	(4,597)

Financing activities:
Proceeds from borrowings collateralized by notes receivable	133,796	171,612
Payments on borrowings collateralized by notes receivable	(133,244)	(160,320)
Proceeds from borrowings under line-of-credit facilities and notes payable	30,000	-
Payments under line-of-credit facilities and notes payable	(16,039)	(8,925)
Payments of debt issuance costs	(2,839)	(2,448)
Dividends paid	(20,000)	(25,000)
Net cash used in financing activities	(8,326)	(25,081)
Net increase in cash and cash equivalents	1,346	34,963
Cash and cash equivalents at beginning of period	144,122	115,524
Cash and cash equivalents at end of period	$145,468	$150,487

F-5

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands)

(Unaudited)

	For the Six Months Ended June 30
	2017	2016
Supplemental schedule of operating cash flow information:
Interest paid, net of amounts capitalized	$13,071	$14,456
Income taxes paid	$26,406	$14,347

Supplemental schedule of non-cash financing activities:
Restrcited cash received on securitization, pending provision of additional collateral	$14,578	$-

See accompanying notes to consolidated financial statements.

F-6

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Basis of Presentation and Significant Accounting Policies

Bluegreen Corporation (“Bluegreen”) has prepared the accompanying unaudited consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

The financial information furnished herein reflects all adjustments consisting of normal recurring items that, in Bluegreen’s opinion, are necessary for a fair presentation of Bluegreen’s financial position, results of operations and cash flows for the interim periods. The results of operations for the six months ended June 30, 2017 and 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2017 or any other future periods. For additional information regarding certain of the matters discussed herein, refer to Bluegreen’s audited consolidated financial statements and notes thereto included in its audited consolidated financial statements for the year ended December 31, 2016.

Organization

Bluegreen is a sales, marketing and management company focused on the vacation ownership industry. Bluegreen markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations. The resorts in which Bluegreen markets, sells or manages VOIs were either developed or acquired by Bluegreen, or were developed and are owned by third parties. Bluegreen earns fees for providing sales and marketing services to third-party developers. Bluegreen also earns fees for providing management services to the Bluegreen Vacation Club and homeowners associations (“HOAs”), mortgage servicing, VOI title services, reservation services, and construction design and development services. In addition, Bluegreen provides financing to FICO® score-qualified individual purchasers of VOIs, which generates significant interest income.

Bluegreen is a wholly-owned subsidiary of Woodbridge Holdings, LLC ("Woodbridge”), which is owned 100% by BBX Capital Corporation (formerly known as BFC Financial Corporation) (“BBX Capital”) (NYSE: BBX; OTCQX: BBXTB).

On November 16, 2009, BBX Capital acquired a controlling interest in Bluegreen. In connection with the acquisition, the assets and liabilities of Bluegreen were measured at fair value as of the date of acquisition. In accordance with Bluegreen’s election to apply push down accounting, all periods presented in the consolidated financial statements have been retrospectively adjusted to reflect the change, as further described below.

Principles of Consolidation

Bluegreen’s consolidated financial statements include the accounts of all of its wholly-owned subsidiaries, entities in which Bluegreen holds a controlling financial interest, including Bluegreen/Big Cedar Vacations, LLC (“Bluegreen/Big Cedar Vacations”) (a joint venture in which Bluegreen is deemed to hold a controlling financial interest based on its 51% equity interest, Bluegreen’s active role as the day-to-day manager of its activities, and Bluegreen’s majority voting control of its management committee) and variable interest entities (sometimes referred to herein as “VIEs”) of which Bluegreen is the primary beneficiary, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Consolidations (Topic 810). Bluegreen does not consolidate the statutory business trusts formed by Bluegreen to issue trust preferred securities as these entities represent VIEs in which Bluegreen is not the primary beneficiary. The statutory business trusts are accounted for under the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

F-7

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, Bluegreen’s management evaluates its estimates, including those that relate to the estimated future sales value of inventory; the recognition of revenue, including revenue recognition under the percentage-of-completion method of accounting; Bluegreen’s allowance for credit losses; the recovery of the carrying value of real estate inventories; the fair value of assets measured at, or compared to, fair value on a non-recurring basis such as intangible assets and other long-lived assets; and the estimate of contingent liabilities related to litigation and other claims and assessments. Bluegreen’s management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions.

Future Adoption of Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” as subsequently amended (“ASU 2014-09”). ASU 2014-09 specifies how and when to recognize revenue from contracts with customers by providing a principle based framework. ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This standard will be effective for Bluegreen on January 1, 2018. Entities have the option to apply the new guidance under a full retrospective or modified retrospective approach with the cumulative effect recognized at the date of initial adoption. Bluegreen is currently analyzing the potential impact that adopting this standard may have on its consolidated financial statements and related disclosures and its business processes, accounting policies and controls. While Bluegreen continues this analysis with respect to all material revenue streams, the recognition of fee-based sales commission revenue, ancillary revenues, and rental revenues is expected to remain materially unchanged. Bluegreen currently expects possible areas of impact will include (i) gross versus net presentation for payroll reimbursement related to resorts managed by Bluegreen on behalf of third parties and (ii) the timing of the recognition of VOI revenue related to the removal of certain brightline tests regarding the determination of the adequacy of the buyer’s commitment under existing industry-specific guidance.  Final industry-specific guidance remains open for the following issues: (i) application of percentage of completion related to sales of incomplete VOIs, (ii) allocation of transaction price, (iii) satisfaction of performance obligations and (iv) contract costs.  Due to the nature and potential significant impact of these open issues, Bluegreen expects to disclose additional details on the impact of the adoption of this accounting standard later in 2017 as industry-specific guidance is issued. Bluegreen anticipates adopting this standard on January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). This update will require assets and liabilities to be recognized on the balance sheet of a lessee for the rights and obligations created by leases of assets with terms of more than 12 months. For income statement purposes, the update retained a dual model, requiring leases to be classified as either operating or finance based on largely similar criteria to those applied in current lease accounting, but without explicit bright lines. ASU 2016-02 also requires extensive quantitative and qualitative disclosures, including significant judgments made by management, to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing leases. This standard will be effective for Bluegreen on January 1, 2019. Early adoption is permitted. Bluegreen is currently evaluating the impact that ASU 2016-02 may have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326)” (“ASU 2016-13”), which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan losses. Further, public entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination (i.e., by vintage year). This standard will be effective for Bluegreen on January 1, 2020. Early adoption is permitted beginning January 1, 2019. Bluegreen is currently evaluating the impact that ASU 2016-13 may have on its consolidated financial statements.

F-8

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230) – Classifications of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which is intended to clarify the presentation of cash receipts and payments in specific situations. Further, in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) - Restricted Cash” (“ASU 2016-18”), which requires entities to show the changes in total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows with a reconciliation to the related captions in the balance sheet. These standards will be effective for Bluegreen on January 1, 2018. Early adoption is permitted. Bluegreen’s adoption of ASU 2016-15 and ASU 2016-18 is not expected to have a material impact on its consolidated financial statements.

2.	Notes Receivable

The table below provides information about Bluegreen’s notes receivable and Bluegreen’s allowance for credit losses as of June 30, 2017 and December 31, 2016 (dollars in thousands):

	As of June 30,	As of December 31,
	2017	2016
Notes receivable secured by VOIs:
VOI notes receivable - non-securitized	$144,072	$175,123
VOI notes receivable - securitized	391,699	369,259
	535,771	544,382
Allowance for credit losses - non-securitized	(24,900)	(33,173)
Allowance for credit losses - securitized	(88,545)	(82,247)
VOI notes receivable, net	$422,326	$428,962
Allowance as a % of VOI notes receivable	21%	21%

Notes receivable secured by homesites: (1)
Homesite notes receivable	$1,501	$1,688
Allowance for credit losses	(150)	(170)
Homesite notes receivable, net	$1,351	$1,518
Allowance as a % of homesite notes receivable	10%	10%
Total notes receivable:
Gross notes receivable	$537,272	$546,070
Allowance for credit losses	(113,595)	(115,590)
Notes receivable, net	$423,677	$430,480
Allowance as a % of gross notes receivable	21%	21%

(1)	Notes receivable secured by homesites were originated through a business, substantially all of the assets of which were sold by Bluegreen in 2012.

The weighted-average interest rate on Bluegreen’s notes receivable was 15.5% and 15.7% as of June 30, 2017 and December 31, 2016, respectively. All of Bluegreen’s notes receivable secured by VOIs (“VOI notes receivable”) bear interest at fixed rates. The weighted-average interest rate charged on VOI notes receivable was 15.5% and 15.7% as of June 30, 2017 and December 31, 2016, respectively.

Bluegreen’s notes receivable are carried at amortized cost less an allowance for credit losses. Interest income is suspended, and previously accrued but unpaid interest income is reversed, on all delinquent notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due. As of June 30, 2017 and December 31, 2016, $9.6 million and $11.4 million, respectively, of Bluegreen’s VOI notes receivable were more than 90 days past due, and accordingly, consistent with Bluegreen’s policy, were not accruing interest income. After 120 days, Bluegreen’s VOI notes receivable are generally written off against the allowance for credit loss.

F-9

Credit Quality of Notes Receivable and the Allowance for Credit Losses

The activity in Bluegreen’s allowance for credit losses (including with respect to its notes receivable secured by homesites) was as follows (in thousands):

Balance, December 31, 2016	$115,590
Provision for credit losses	21,553
Less: Write-offs of uncollectible receivables	(23,548)
Balance, June 30, 2017	$113,595

Bluegreen holds large amounts of homogeneous VOI notes receivable and assesses uncollectibility based on pools of receivables. In estimating future credit losses, Bluegreen’s management does not use a single primary indicator of credit quality but instead evaluates the VOI notes receivable based upon a static pool analysis that incorporates the aging of the respective receivables, default trends and prepayment rates by origination year, as well as the FICO® scores of the borrowers at the time of origination.

The following table shows the delinquency status of Bluegreen’s VOI notes receivable as of June 30, 2017 and December 31, 2016 (in thousands):

	As of
	June 30,	December 31,
	2017	2016
Current	$516,570	$521,536
31-60 days	5,330	6,378
61-90 days	4,252	5,082
Over 91 days (1)	9,619	11,386
Total	$535,771	$544,382

(1)	Includes $5.1 million and $5.3 million at June 30, 2017 and December 31, 2016, respectively, related to VOI notes receivable that, as of such dates, had defaulted but the related VOI notes receivable balance had not yet been charged off in accordance with the provisions of certain of Bluegreen’s receivable-backed notes payable transactions. These VOI notes receivable have been reflected in the allowance for credit losses.

3.	Variable Interest Entities

From time to time, Bluegreen sells VOI notes receivable through special purpose finance entities. These transactions are generally structured as non-recourse to Bluegreen and are designed to provide liquidity for Bluegreen and to transfer certain of the economic risks and benefits of the notes receivable to third parties. In a securitization, various classes of debt securities are issued by the special purpose finance entities that are generally collateralized by a single tranche of transferred assets, which consist of VOI notes receivable. Bluegreen services the securitized notes receivable for a fee pursuant to servicing agreements negotiated with third parties based on market conditions at the time of the securitization.

In these securitizations, Bluegreen generally retains a portion of the securities and continues to service the securitized notes receivable. Under these arrangements, the cash payments received from obligors on the receivables sold are generally applied monthly to pay fees to service providers, make interest and principal payments to investors, and fund required reserves, if any, with the remaining balance of such cash retained by Bluegreen; however, to the extent the portfolio of receivables fails to satisfy specified performance criteria (as may occur due to, among other things, an increase in default rates or credit loss severity) or other trigger events occur, the funds received from obligors are required to be distributed on an accelerated basis to investors. Depending on the circumstances and the transaction, the application of the accelerated payment formula may be permanent or temporary until the trigger event is cured. As of June 30, 2017, Bluegreen was in compliance with all applicable terms under its securitization transactions, and no trigger events had occurred.

F-10

In accordance with applicable accounting guidance for the consolidation of VIEs, Bluegreen analyzes its variable interests, which may consist of loans, servicing rights, guarantees, and equity investments, to determine if an entity in which it has a variable interest is a VIE. The analysis includes a review of both quantitative and qualitative factors. Bluegreen bases its quantitative analysis on the forecasted cash flows of the entity, and bases its qualitative analysis on the structure of the entity, including Bluegreen’s decision-making ability and authority with respect to the entity, and relevant financial agreements. Bluegreen also uses its qualitative analysis to determine if Bluegreen must consolidate a VIE as the primary beneficiary. In accordance with applicable accounting guidance, Bluegreen has determined these securitization entities to be VIEs of which Bluegreen is the primary beneficiary and, therefore, Bluegreen consolidates these entities into its financial statements.

Under the terms of certain of Bluegreen’s timeshare note sales, Bluegreen has the right to repurchase or substitute a limited amount of defaulted mortgage notes for new notes at the outstanding principal balance plus accrued interest. Voluntary repurchases and substitutions by Bluegreen of defaulted notes during the six months ended June 30, 2017 and 2016 were $4.9 million and $2.4 million, respectively. Bluegreen’s maximum exposure to loss relating to non-recourse securitization entities is the difference between the outstanding VOI notes receivable and the notes payable, plus cash reserves and any additional residual interest in future cash flows from collateral.

The assets and liabilities of Bluegreen’s consolidated VIEs were as follows (in thousands):

	As of June 30,	As of December 31,
	2017	2016

Restricted cash	$38,711	$21,894
Securitized notes receivable, net	303,154	287,012
Receivable backed notes payable - non-recourse	364,679	327,358

The restricted cash and securitized notes receivable balances disclosed above are restricted to satisfy obligations of the VIEs.

4.	Inventory

Bluegreen’s inventory consisted of the following (in thousands):

	As of June 30,	As of December 31,
	2017	2016

Completed VOI units	$186,537	$156,401
Construction-in-progress	11,355	10,427
Real estate held for future development	66,993	71,706
	$264,885	$238,534

During the six months ended June 30, 2017, Bluegreen implemented certain changes including a risk-based financing program and a revised VOI pricing matrix. These changes increased the average selling price of VOIs by approximately 4%.  As a result of this pricing change, Bluegreen’s management also increased its estimate of total gross margin generated on the sale of its VOI inventory.  Under the relative sales value method prescribed for timeshare developers to relieve the cost of VOI inventory, changes to the estimate of gross margin expected to be generated on the sale of VOI inventory are recognized on a retrospective basis in earnings.  Accordingly, during the second quarter of 2017, Bluegreen recognized a benefit to cost of VOIs sold of $5.1 million ($3.1 million net of tax).

F-11

5.	Debt

Lines-of-Credit and Notes Payable

Financial data related to Bluegreen’s lines-of-credit and notes payable (other than receivable-backed notes payable) were as follows (dollars in thousands):

	As of
	June 30 , 2017			December 31, 2016
	Balance	Interest Rate	Carrying Amount of Pledged Assets	Balance	Interest Rate	Carrying Amount of Pledged Assets

2013 Notes Payable	$49,500	5.50%	$31,433	$52,500	5.50%	$29,349
Pacific Western Term Loan	1,442	6.39%	8,969	1,727	6.02%	8,963
Fifth Third Bank Note Payable	4,202	4.05%	9,067	4,326	3.62%	9,157
NBA Line of Credit	-	—	-	2,006	5.00%	8,230
Fifth Third Syndicated LOC	35,000	3.90%	66,517	15,000	3.46%	60,343
Fifth Third Syndicated Term	24,375	3.79%	21,618	25,000	3.46%	20,114
Unamortized debt issuance costs	(2,053)	—	-	(2,177)	—	-
Total	$112,466		$137,604	$98,382		$136,156

See Note 6 to Bluegreen’s Consolidated Financial Statements included in the 2016 audited consolidated financial statements for additional information regarding each of the above listed lines-of-credit and notes payable.

There were no new debt issuances or significant changes related to the above listed lines–of-credit or notes payable during the six months ended June 30, 2017.

F-12

Receivable-Backed Notes Payable

Financial data related to Bluegreen’s receivable-backed notes payable facilities was as follows (dollars in thousands):

	As of
	June 30, 2017			December 31, 2016
	Debt Balance	Interest Rate	Principal Balance of Pledged/ Secured Receivables	Debt Balance	Interest Rate	Principal Balance of Pledged/ Secured Receivables

Recourse receivable-backed notes payable:
Liberty Bank Facility	$9,593	4.50%	$18,224	$32,674	4.25%	$41,357
NBA Receivables Facility	36,202	3.97 - 4.47%	46,258	34,164	3.50 - 4.00%	40,763
Pacific Western Facility	17,960	5.50%	22,922	20,793	5.14%	27,712
Total	$63,755		$87,404	$87,631		$109,832

Non-recourse receivable-backed notes payable:
KeyBank/DZ Purchase Facility	$-	3.97%	$-	$31,417	3.67%	$41,388
Quorum Purchase Facility	19,913	4.75% - 6.90%	22,542	23,981	4.75% - 6.90%	26,855
2010 Term Securitization	-	—	-	13,163	5.54%	16,191
2012 Term Securitization	27,900	2.94%	30,718	32,929	2.94%	36,174
2013 Term Securitization	42,605	3.20%	44,968	48,514	3.20%	51,157
2015 Term Securitization	66,558	3.02%	69,612	75,011	3.02%	78,980
2016 Term Securitization	94,393	3.35%	102,422	107,533	3.35%	117,249
2017 Term Securitization	120,190	3.12%	116,294	-	—	-
Unamortized debt issuance costs	(6,880)	—	-	(5,190)	—	-
Total	364,679		386,556	327,358		367,994
Total receivable-backed debt	$428,434		$473,960	$414,989		$477,826

KeyBank/DZ Purchase Facility. On May 19, 2017, Bluegreen’s VOI notes receivable purchase facility with DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main (“DZ”), and, at that time, Branch Banking and Trust Company (“BB&T”) which permits maximum outstanding financings of $80.0 million, was amended and restated to extend the advance period from December 2017 to December 2019 and increase the advance rate with respect to VOI notes receivable securing amounts financed from 75% to 80%. In connection with the amendment and restatement, KeyBank National Association (“KeyBank”) replaced BB&T as a funding agent. The facility (the “KeyBank/DZ Purchase Facility”) will mature and all outstanding amounts will become due 36 months after the revolving advance period has expired, or earlier under certain circumstances set forth in the facility. Interest on amounts outstanding under the facility is tied to an applicable index rate of the LIBOR rate, in the case of amounts funded by KeyBank (including amounts previously funded by BB&T), and a cost of funds rate or commercial paper rates, in the case of amounts funded by or through DZ. The interest rate under the facility equals the applicable index rate plus 2.75% until the expiration of the revolving advance period and thereafter will equal the applicable index rate plus 4.75%. Subject to the terms of the facility, Bluegreen will receive the excess cash flows generated by the VOI notes receivable sold (excess meaning after payments of customary fees, interest and principal under the facility) until the expiration of the VOI notes receivable advance period, at which point all of the excess cash flow will be paid to the note holders until the outstanding balance is reduced to zero. While ownership of the VOI notes receivable included in the facility is transferred and sold for legal purposes, the transfer of these VOI notes receivable is accounted for as a secured borrowing for financial reporting purposes. The facility is nonrecourse and is not guaranteed by Bluegreen.

2010 Term Securitization. As discussed below, in April 2017, Bluegreen repaid in full the notes payable issued in connection with the 2010 Term Securitization. Accordingly, the related unamortized debt issuance costs of $0.3 million were written off during the second quarter of 2017.

F-13

2017 Term Securitization. On June 6, 2017, Bluegreen completed a private offering and sale of approximately $120.2 million of investment-grade, VOI receivable-backed notes (the "2017 Term Securitization"). The 2017 Term Securitization consisted of the issuance of two tranches of VOI receivable-backed notes (the “Notes”): approximately $88.8 million of Class A notes and approximately $31.4 million of Class B notes with note interest rates of 2.95% and 3.59%, respectively, which blended to an overall weighted average note interest rate of approximately 3.12%. The gross advance rate for this transaction was 88%. The Notes mature in October 2032.

The amount of the VOI notes receivable sold or to be sold to BXG Receivables Note Trust 2017 (the “Trust”) is $136.5 million, $117.0 million of which was sold to the Trust at closing, $3.0 million of which was subsequently sold to the 2017 Trust during June 2017 and $16.6 million of which (the “Prefunded Receivables”) is expected to be sold to the Trust by October 4, 2017. The gross proceeds of such sales to the Trust were $120.2 million. A portion of the proceeds received was used to: repay KeyBank and DZ $32.3 million, representing all amounts outstanding (including accrued interest) under the KeyBank/DZ Purchase Facility; repay Liberty Bank approximately $26.8 million (including accrued interest) under Bluegreen's existing facility with Liberty Bank; capitalize a reserve fund; and pay fees and expenses associated with the transaction. In April 2017, Bluegreen, as servicer, redeemed the notes related to BXG Receivables Note Trust 2010-A for approximately $10.0 million, and certain of the VOI notes receivable in such trust were sold to the Trust in connection with the 2017 Term Securitization. The remainder of the gross proceeds from the 2017 Term Securitization were or are expected to be used by Bluegreen for general corporate purposes.

While ownership of the VOI notes receivable included in the 2017 Term Securitization is transferred and sold for legal purposes, the transfer of these VOI notes receivables is accounted for as a secured borrowing for financial accounting purposes. Accordingly, no gain or loss was recognized as a result of this transaction. Subject to the performance of the collateral, Bluegreen will receive any excess cash flows generated by the VOI notes receivable transferred under the 2017 Term Securitization (excess meaning after payments of customary fees, interest, and principal under the 2017 Term Securitization) on a pro-rata basis as borrowers make payments on their VOI notes receivable.

See Note 6 to Bluegreen’s Consolidated Financial Statements included in the 2016 audited consolidated financial statements for additional information with respect to Bluegreen’s receivable-backed notes payable facilities.

Junior Subordinated Debentures

Bluegreen has formed statutory business trusts (collectively, the “Trusts”), each of which issued trust preferred securities as part of a larger pooled trust securities offering which was not registered under the Securities Act of 1933 and invested the proceeds thereof in Bluegreen’s junior subordinated debentures. The Trusts are variable interest entities in which Bluegreen is not the primary beneficiary as defined by ASC 810. Accordingly, Bluegreen does not consolidate the Trusts; instead, Bluegreen’s beneficial interests in the Trusts are accounted for under the equity method of accounting. Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears at the same interest rate.

Bluegreen had the following junior subordinated debentures outstanding at June 30, 2017:

Trust	Outstanding Amount of Junior Subordinated Debentures(1)	Initial Equity In the Trust(2)	Issue Date	Beginning Optional Redemption Date	Interest Rate Following Beginning Optional Redemption Date	Interest Rate at June 30, 2017	Maturity Date
BST I	$14,571	$696	3/15/2005	3/30/2010	3-month LIBOR + 4.90%	6.05%	3/30/2035
BST II	16,328	774	5/4/2005	7/30/2010	3-month LIBOR + 4.85%	5.89%	7/30/2035
BST III	6,614	310	5/10/2005	7/30/2010	3-month LIBOR + 4.85%	5.89%	7/30/2035
BST IV	9,714	464	4/24/2006	6/30/2011	3-month LIBOR + 4.85%	6.00%	6/30/2036
BST V	9,714	464	7/21/2006	9/30/2011	3-month LIBOR + 4.85%	6.00%	9/30/2036
BST VI	12,815	619	2/26/2007	4/30/2012	3-month LIBOR + 4.80%	5.84%	4/30/2037
	$69,756	$3,327

(1)	Amounts include purchase accounting adjustments of $41.1 million.
(2)	Initial Equity in the Trust is recorded as part of other assets in the Consolidated Balance Sheets.

F-14

As of June 30, 2017, Bluegreen was in compliance with all financial debt covenants under its debt instruments.

6.	Fair Value of Financial Instruments

ASC 820 Fair Value Measurements and Disclosures (Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3: Unobservable inputs for the asset or liability

The carrying amounts of financial instruments included in Bluegreen’s Consolidated Balance Sheets and their estimated fair values were as follows (in thousands):

	As of June 30, 2017		As of December 31, 2016
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Cash and cash equivalents	$145,468	$145,468	$144,122	$144,122
Restricted cash	69,626	69,626	46,106	46,106
Notes receivable, net	423,677	525,000	430,480	545,000
Lines-of-credit, notes payable, and receivable- backed notes payable	540,900	552,600	513,371	520,600
Junior subordinated debentures	69,756	90,500	69,044	90,000

Cash and cash equivalents. The amounts reported in the Consolidated Balance Sheets for cash and cash equivalents approximate fair value.

Restricted cash. The amounts reported in the Consolidated Balance Sheets for restricted cash approximate fair value.

Notes receivable.  The fair value of Bluegreen’s notes receivable is estimated using Level 3 inputs and is based on estimated future cash flows considering contractual payments and estimates of prepayments and defaults, discounted at a market rate.

Lines-of-credit, notes payable, and receivable-backed notes payable. The amounts reported in the Consolidated Balance Sheets for lines-of credit, notes payable, and receivable-backed notes payable approximate fair value for indebtedness that provides for variable interest rates. The fair value of Bluegreen’s fixed-rate, receivable-backed notes payable was determined using Level 3 inputs by discounting the net cash outflows estimated to be used to repay the debt. These obligations are to be satisfied using the proceeds from the consumer loans that secure the obligations.

Junior subordinated debentures. The fair value of Bluegreen’s junior subordinated debentures is estimated using Level 3 inputs based on the contractual cash flows discounted at a market rate or based on market price quotes from the over-the-counter bond market.

F-15

7.	Commitments and Contingencies

In lieu of paying maintenance fees for unsold VOI inventory, Bluegreen provides subsidies to certain HOAs to provide for funds necessary to operate and maintain vacation ownership properties in excess of assessments collected from owners of the VOIs.  During the six months ended June 30, 2017, Bluegreen made payments related to such subsidies of $0.1 million. Bluegreen accrued a $5.3 million liability for such subsidies at June 30, 2017. As of June 30, 2017, Bluegreen was providing subsidies to ten HOAs.

In June 2015, Bluegreen entered into certain agreements with its former CEO, John Maloney, who resigned from Bluegreen on May 27, 2015. Under the terms of these agreements, Mr. Maloney received $3.8 million and was paid a total of $2.9 million over the 2-year period ended May 2017 in exchange for ongoing consulting services during the term of the agreements. As of June 30, 2017, Bluegreen had no liability remaining under this arrangement.

On August 24, 2016, Whitney Paxton and Jeff Reeser filed a lawsuit against Bluegreen Vacations Unlimited, Inc. (“BVU”), a wholly-owned subsidiary of Bluegreen, and certain employees of BVU, seeking to establish a class action of formed and current employees of BVU alleging violations of plaintiffs’ rights under the Fair Labor Standards Act of 1938 (the “FSLA”) and breach of contract. The lawsuit also alleges that BVU terminated plaintiff Whitney Paxton as retaliation for her complaints about violations of the FSLA. The lawsuit seeks damages in the amount of the unpaid compensation owed to plaintiffs. On July 27, 2017, a magistrate judge entered a report and recommendation to conditionally certify collective action and facilitate notice to potential class members be granted with respect to certain employees and denied as to to others. Management believes that the lawsuit is without merit and intends to vigorously defend the action.

In the ordinary course of business, Bluegreen becomes subject to claims or proceedings from time to time relating to the purchase, sale, marketing, or financing of VOIs or Bluegreen’s other business activities. Bluegreen is also subject to certain matters relating to the Bluegreen Communities’ business, substantially all of the assets of which were sold by Bluegreen on May 4, 2012. Additionally, from time to time, Bluegreen becomes involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties. From time to time in the ordinary course of business, Bluegreen also receives individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorneys General. Bluegreen takes these matters seriously and attempts to resolve any such issues as they arise.

Bluegreen’s collection efforts with respect to its VOI notes receivable have recently been affected by the receipt of letters from attorneys purporting to represent certain VOI owners within the Bluegreen Vacation Club. Bluegreen believes these attorneys have encouraged such owners to become delinquent and ultimately default on their obligations under the notes. Following receipt of such a letter, Bluegreen may no longer pursue collection efforts directly from the owner, but in some cases have pursued, and may continue to pursue, legal action against the owner.

Reserves are accrued for matters in which Bluegreen’s management believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Bluegreen’s management does not believe that the aggregate liability relating to known contingencies in excess of the aggregate amounts accrued, if any, will have a material impact on its results of operations or financial condition. However, litigation is inherently uncertain and the actual costs of resolving legal claims, including awards of damages, may be substantially higher than the amounts accrued for these claims and may have a material adverse impact on Bluegreen’s results of operations or financial condition.

Bluegreen’s management is not at this time able to estimate a range of reasonably possible losses with respect to matters in which it is reasonably possible that a loss will occur. In certain matters, Bluegreen’s management is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters, the claims are broad and the plaintiffs have not quantified or factually supported their claim.

F-16

8.	Income Taxes

Bluegreen and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With certain exceptions, Bluegreen is no longer subject to U.S. federal, state, or local, or non-U.S. income tax examinations by tax authorities for years before 2014 for federal returns and 2012 for state returns.

Certain of Bluegreen’s state filings are under routine examination. While there is no assurance as to the results of these examinations, Bluegreen does not currently anticipate any material adjustments in connection with these examinations.

Bluegreen’s effective income tax rate was 38% and 39% during the six month periods ended June 30, 2017 and 2016, respectively. Effective income tax rates for interim periods are based upon Bluegreen’s current estimated annual rate. Bluegreen’s annual effective income tax rate varies based upon the estimate of taxable earnings as well as on the mix of taxable earnings in the various states in which Bluegreen operates.

In May 2015, Bluegreen, Woodbridge, BBX Capital and their respective subsidiaries entered into an Agreement to Allocate Consolidated Income Tax Liability and Benefits pursuant to which, among other customary terms and conditions, the parties agreed to file consolidated federal tax returns. Under the agreement, the parties calculate their respective income tax liabilities and attributes as if each of them was a separate filer.  If any tax attributes are used by another party to the agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. Bluegreen paid BBX Capital or its affiliated entities $25.4 million and $13.8 million during the six months ended June 30, 2017 and 2016, respectively, pursuant to the Agreement to Allocate Consolidated Income Tax Liability and Benefits.

As of June 30, 2017, Bluegreen did not have any significant amounts accrued for interest and penalties or recorded for uncertain tax positions.

9.	Related Party Transactions

As described in Note 1, Woodbridge, which is the sole shareholder of Bluegreen, is a wholly-owned subsidiary of BBX Capital (formerly known as BFC Financial Corporation). BBX Capital may be deemed to be controlled by Alan B. Levan, Chairman of BBX Capital, and John E. Abdo, Vice Chairman of BBX Capital. Together, Messrs. Levan and Abdo may be deemed to beneficially own shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 77% of BBX Capital’s total voting power. Mr. Levan and Mr. Abdo serve as Bluegreen’s Chairman and Vice Chairman, respectively.

In April 2015, pursuant to a Loan Agreement and Promissory Note, a wholly owned subsidiary of Bluegreen provided an $80.0 million loan to BBX Capital. Amounts outstanding on the loan bore interest at a rate of 10% per annum until July 2017 when the interest rate was reduced to 6% per annum. Payments of interest are required on a quarterly basis, with all outstanding amounts being due and payable at the end of the five-year term. BBX Capital is permitted to prepay the loan in whole or in part at any time, and prepayments will be required, to the extent necessary, in order for Bluegreen or its subsidiaries to remain in compliance with covenants under their outstanding indebtedness. Bluegreen recognized $4.0 million of interest income on the loan to BBX Capital during each of the sixth month periods ended June 30, 2017 and 2016.

Bluegreen paid or reimbursed BBX Capital or its affiliated entities $0.8 million and $0.7 million during each of the six months ended June 30, 2017 and 2016, respectively, for management advisory, risk management, administrative and other services. Bluegreen accrued $0.1 million and $0.2 million for the services described above as of June 30, 2017 and December 31, 2016, respectively.

Bluegreen paid dividends totaling $20.0 million and $25.0 million to Woodbridge, its parent company, during the six month periods ended June 30, 2017 and June 30, 2016, respectively.

See also the description of the Agreement to Allocate Consolidated Income Tax Liability and Benefits under Note 8 above.

F-17

10.	Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system or regulatory environment.

The information provided for segment reporting is obtained from internal reports utilized by management of Bluegreen. The presentation and allocation of results of operations may not reflect the actual economic costs of the segments as standalone businesses. Management does not evaluate the balance sheet by segment. If a different basis of allocation were utilized, the relative contributions of the segments might differ but the relative trends in the segments’ operating results would, in management’s view, likely not be impacted.

For the six months ended June 30, 2017 and 2016, Bluegreen reported its results of operations through two reportable segments:

Sales of VOIs and financing – Bluegreen markets and sells VOIs that it owns. Additionally, Bluegreen also sells VOIs through fee-for-service agreements with third-party developers. Related to the sales of the VOIs that Bluegreen owns, Bluegreen provides consumer financing, which generates interest income for Bluegreen. Bluegreen also generates revenues from providing title services through a wholly owned subsidiary.

Resort operations and club management – Bluegreen provides management services to the Bluegreen Vacation Club and to a majority of the HOAs of the resorts within the Bluegreen vacation Club. Bluegreen also manages the club reservation services, provides services to owners and performs billing and collections services to the Bluegreen Vacation Club and certain HOAs. Additionally, Bluegreen generates revenue from its Traveler’s PlusTM program, food and beverage and other retail operations. Bluegreen also earns commissions from providing rental services to third parties and fees from managing the construction activities of certain of its fee-based clients.

F-18

The table below sets forth Bluegreen’s segment information as of, and for six months ended, June 30, 2017 and 2016 (in thousands):

	Six Months Ended June 30, 2017

	Sales of VOIs and financing	Resort operations and club management	Corporate and other	Elimination	Segment Total

Revenues:

Sales of VOIs	$111,152	—	—	—	$111,152
Fee-based sales commission revenue	109,069	—	—	—	109,069
Other fee-based services revenue	8,554	47,502	—	—	56,056
Mortgage servicing revenue	2,417	—	—	(2,417)	-
Interest income	40,021	—	4,356	—	44,377
Total revenues	271,213	47,502	4,356	(2,417)	320,654

Costs and expenses:

Cost of VOIs sold	4,453	—	—	—	4,453
Net carrying cost of VOI inventory	2,381	—	—	(2,381)	-
Cost of other fee-based services	2,426	28,567	—	2,381	33,374
Selling, general and administrative expenses	166,264	—	28,269	340	194,873
Mortgage servicing expense	2,757	—	—	(2,757)	-
Interest expense	8,850	—	6,871	—	15,721
Total costs and expenses	187,131	28,567	35,140	(2,417)	248,421

Income (loss) before non-controlling interest and provision for income taxes	$84,082	$18,935	$(30,784)	$-	$72,233

Add: depreciation	3,015	804

Segment Adjusted EBITDA	$87,097	$19,739

F-19

	Six Months Ended June 30, 2016

	Sales of VOIs and financing	Resort operations and club management	Corporate and other	Elimination	Segment Total

Revenues:

Sales of VOIs	$124,913	—	—	—	$124,913
Fee-based sales commission revenue	94,335	—	—	—	94,335
Other fee-based services revenue	6,643	44,968	—	—	51,611
Mortgage servicing revenue	1,701	—	—	(1,701)	-
Interest income	39,947	—	4,285	—	44,232
Other income, net		—	86	—	86
Total revenues	267,539	44,968	4,371	(1,701)	315,177

Costs and expenses:

Cost of VOIs sold	13,583	—	—	—	13,583
Net carrying cost of VOI inventory	3,373	—	—	(3,373)	-
Cost of other fee-based services	2,664	25,550	—	3,373	31,587
Selling, general and administrative expenses	159,491	—	44,520	1,520	205,531
Mortgage servicing expense	3,221	—	—	(3,221)	-
Interest expense	9,748	—	6,304	—	16,052
Total costs and expenses	192,080	25,550	50,824	(1,701)	266,753

Income (loss) before non-controlling interest and provision for income taxes	$75,459	$19,418	$(46,453)	$-	$48,424

Add: depreciation	3,174	691

Segment Adjusted EBITDA	$78,633	$20,109

11.	Subsequent Events

The Company has reviewed and evaluated whether subsequent events have occurred from the consolidated balance sheet date of June 30, 2017 through August 17, 2017 that would require accounting or disclosure and has concluded that there are no such subsequent events.

F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder

Bluegreen Corporation

We have audited the accompanying consolidated balance sheets of Bluegreen Corporation (a Florida corporation) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, shareholder’s equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bluegreen Corporation and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has elected to change its method of accounting for purchase accounting adjustments in 2016 and 2015.

/s/	Grant Thornton LLP
Fort Lauderdale, Florida August 17, 2017

F-21

BLUEGREEN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2016	2015
ASSETS

Cash and cash equivalents	$144,122	$115,524
Restricted cash ($21,894 and $25,358 in VIEs at December 31, 2016 and December 31, 2015, respectively)	46,106	56,714
Notes receivable, net ($287,012 and $280,486 in VIEs at December 31, 2016 and December 31, 2015, respectively)	430,480	415,598
Inventory	238,534	220,211
Prepaid expenses	8,745	9,293
Other assets	48,099	51,897
Intangible assets, net	61,749	61,977
Loan to related party	80,000	80,000
Property and equipment, net	70,797	71,937
Total assets	$1,128,632	$1,083,151

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities
Accounts payable	$21,769	$14,841
Accrued liabilities and other	70,947	69,874
Deferred income	37,015	28,847
Deferred income taxes	126,278	111,131
Receivable-backed notes payable - recourse	87,631	89,888
Receivable-backed notes payable - non-recourse (in VIEs)	327,358	314,024
Lines-of-credit and notes payable	98,382	99,609
Junior subordinated debentures	69,044	67,255
Total liabilities	838,424	795,469

Commitments and Contingencies - See Note 8

Shareholder's Equity
Common stock, $.01 par value, 100 shares authorized; 100 shares issued and outstanding at December 31, 2016 and December 31, 2015	—	—
Additional paid-in capital	44,706	44,706
Retained earnings	204,730	199,779
Total Bluegreen Corporation shareholder's equity	249,436	244,485
Non-controlling interest	40,772	43,197
Total shareholder's equity	290,208	287,682
Total liabilities and shareholder's equity	$1,128,632	$1,083,151

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

(In thousands, except per share amounts)

	For the Years Ended December 31,
	2016	2015

Revenues:

Gross sales of VOIs	$310,570	$301,324
Estimated uncollectible VOI notes receivable	(44,428)	(42,088)
Sales of VOIs	266,142	259,236

Fee-based sales commission revenue	201,829	173,659
Other fee-based services revenue	103,448	97,539
Interest income	89,510	84,331
Other income, net	1,724	2,883
Total revenues	662,653	617,648

Costs and expenses:

Cost of VOIs sold	27,346	22,884
Cost of other fee-based services	64,479	60,942
Selling, general and administrative expenses	415,027	373,804
Interest expense	30,853	35,698
Total costs and expenses	537,705	493,328

Income before non-controlling interest and provision for income taxes	124,948	124,320
Provision for income taxes	40,172	42,311
Net income	84,776	82,009
Less: Net income attributable to non-controlling interest	9,825	11,705
Net income attributable to Bluegreen Corporation Shareholder	$74,951	$70,304

Comprehensive income attributable to Bluegreen Corporation Shareholder	$74,951	$70,304

Earnings per share:
Basic and diluted	$749,510.00	$703,040.00

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands)

		Equity Attributable to Bluegreen Shareholder
	Total	Additional Paid-in- Capital	Retained Earnings	Equity Attributable to Non-Controlling Interest
Balance at December 31, 2014	$271,833	$44,706	$183,875	$43,252
Net income	82,009	—	70,304	11,705
Member distribution to non-controlling interest holder	(11,760)	—	—	(11,760)
Dividends to shareholder	(54,400)	—	(54,400)	—
Balance at December 31, 2015	287,682	44,706	199,779	43,197
Net income	84,776	—	74,951	9,825
Member distribution to non-controlling interest holder	(12,250)	—	—	(12,250)
Dividends to shareholder	(70,000)	—	(70,000)	—
Balance at December 31, 2016	$290,208	$44,706	$204,730	$40,772

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2016	2015

Operating activities:
Net income	$84,776	$82,009
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,272	14,862
Gain on disposal of property and equipment	(1,046)	(163)
Provision for credit losses	44,337	42,063
Provision for deferred income taxes	15,147	18,522
Changes in operating assets and liabilities:
Notes receivable	(59,219)	(33,394)
Prepaid expenses and other assets	5,280	(14,971)
Restricted cash	10,608	(2,094)
Inventory	(18,323)	(25,498)
Accounts payable, accrued liabilities and other, and deferred income	16,644	(43)
Net cash provided by operating activities	112,476	81,293

Investing activities:
Purchases of property and equipment	(9,605)	(9,176)
Proceeds from sale of property and equipment	2,253	251
Loan to related party	—	(80,000)
Net cash used in investing activities	(7,352)	(88,925)

Financing activities:
Proceeds from borrowings collateralized by notes receivable	238,521	220,762
Payments on borrowings collateralized by notes receivable	(227,163)	(224,354)
Proceeds from borrowings under line-of-credit facilities and notes payable	45,243	37,141
Payments under line-of-credit facilities and notes payable	(46,269)	(25,618)
Payments of debt issuance costs	(4,608)	(3,784)
Distributions to non-controlling interest	(12,250)	(11,760)
Dividends paid	(70,000)	(54,400)
Net cash used in financing activities	(76,526)	(62,013)
Net increase (decrease) in cash and cash equivalents	28,598	(69,645)
Cash and cash equivalents at beginning of period	115,524	185,169
Cash and cash equivalents at end of period	$144,122	$115,524

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands)

	Year Ended December 31,
	2016	2015
Supplemental schedule of operating cash flow information:
Interest paid, net of amounts capitalized	$27,511	$30,140
Income taxes paid	$26,769	$25,699

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

Bluegreen Corporation (“Bluegreen”) is a sales, marketing, and management company focused on the vacation ownership industry. Bluegreen markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations. The resorts in which Bluegreen markets, sells or manages VOIs were either developed or acquired by Bluegreen, or were developed and are owned by third parties. Bluegreen earns fees for providing sales and marketing services to third party developers. Bluegreen also earns fees by providing management services to the Bluegreen Vacation Club and home owners’ associations (“HOAs”), mortgage servicing, VOI title services, reservation services, and construction design and development services. In addition, Bluegreen provides financing to FICO® score-qualified individual purchasers of VOIs, which generates significant interest income.

Bluegreen’s consolidated financial statements include the accounts of all of its wholly-owned subsidiaries, entities in which Bluegreen holds a controlling financial interest, including Bluegreen/Big Cedar Vacations, LLC (a joint venture in which Bluegreen is deemed to hold a controlling financial interest based on its 51% equity interest, Bluegreen’s active role as the day-to-day manager of its activities, and Bluegreen’s majority voting control of its management committee (“Bluegreen/Big Cedar Vacations”)) and variable interest entities (sometimes referred to herein as “VIEs”) of which Bluegreen is the primary beneficiary, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Consolidations (Topic 810). Bluegreen does not consolidate the statutory business trusts formed by Bluegreen to issue trust preferred securities as these entities represent VIEs in which Bluegreen is not the primary beneficiary. The statutory business trusts are accounted for under the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

Bluegreen is a wholly-owned subsidiary of Woodbridge Holdings, LLC (“Woodbridge”), which is currently owned 100% by BBX Capital Corporation (formerly known as BFC Financial Corporation) (“BBX Capital”) (NYSE: BBX; OTCQX: BBXTB).

On November 16, 2009, BBX Capital acquired a controlling interest in Bluegreen. In connection with the acquisition, the assets and liabilities of Bluegreen were measured at fair value as of the date of acquisition. In accordance with Bluegreen’s election to apply push down accounting, all periods presented in the consolidated financial statements have been retrospectively adjusted to reflect the change, as further described below.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, Bluegreen’s management evaluates its estimates, including those that relate to the estimated future sales value of inventory; the recognition of revenue, including revenue recognition under the percentage-of-completion method of accounting; Bluegreen’s allowance for credit losses; the recovery of the carrying value of real estate inventories; the fair value of assets measured at, or compared to, fair value on a non-recurring basis such as intangible assets and other long-lived assets; and the estimate of contingent liabilities related to litigation and other claims and assessments. Bluegreen’s management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions.

Cash and Cash Equivalents

Bluegreen generally invests cash in excess of its immediate operating requirements in short-term time deposits and money market instruments, typically with original maturities at the date of purchase of three months or less. Bluegreen maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States and Aruba. However, a significant portion of Bluegreen’s unrestricted cash is maintained with a single bank and, accordingly, Bluegreen is subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining Bluegreen’s deposits are performed to evaluate and, if necessary, take actions in an attempt to mitigate credit risk.

Restricted cash

Restricted cash consists primarily of customer deposits held in escrow accounts and cash collected on pledged/secured notes receivable not yet remitted to lenders.

Revenue Recognition

Revenue is recorded for the sale of VOIs, net of a provision for credit losses, in accordance with timeshare accounting guidance. In accordance with the requirements of ASC 970, Real Estate (“ASC 970”), Bluegreen recognizes revenue on VOI sales when a minimum of 10% of the sales price has been received in cash (demonstrating the buyer’s commitment), the legal rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and Bluegreen has completed substantially all of its obligations with respect to any development related to the real estate sold.

Bluegreen believes that it uses a reasonably reliable methodology to estimate the collectibility of the receivables representing the remainder of the sales price of real estate sold. Bluegreen’s policies regarding the estimation of credit losses on its notes receivable are discussed in further detail under “Notes Receivable” below.

Under timeshare accounting rules, the calculation of the adequacy of a buyer’s commitment for the sale of VOIs requires that cash received towards the purchase of VOIs be reduced by the value of certain incentives provided to the buyer at the time of sale. If after considering the value of the incentives provided, the 10% requirement is not met, the VOI sale, and the related cost and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments, to meet the 10% threshold. Changes to the quantity, type, or value of sales incentives that Bluegreen provides to buyers of its VOIs may result in additional VOI sales being deferred or extend the period during which a sale is deferred.

In cases where construction and development on Bluegreen-owned resorts has not been substantially completed, Bluegreen recognizes revenue in accordance with the percentage-of-completion method of accounting. Should Bluegreen’s estimates of the total anticipated cost of completing any of its projects increase, Bluegreen may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time.

Under timeshare accounting rules, rental operations, including accommodations provided through the use of Bluegreen’s sampler program, are accounted for as incidental operations whereby incremental carrying costs in excess of incremental revenues are expensed as incurred. Conversely, incremental revenues in excess of incremental carrying costs are recorded as a reduction to the carrying cost of VOI inventory. Incremental carrying costs include costs that have been incurred by Bluegreen during the holding period of unsold VOIs, such as developer subsidies and maintenance fees on unsold VOI inventory. During each of the years presented, all of Bluegreen’s rental revenue and sampler revenue earned was recorded as an offset to cost of other fee-based services, as such amounts were less than the incremental carrying cost.

In addition to sales of VOIs, Bluegreen also generates revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:
Fee-based sales commissions	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has expired.

Resort management and service fees	Management services are rendered (1).

Resort title fees	Escrow amounts are released and title documents are completed.

Rental and sampler program	Guests complete stays at the resorts. Rental and sampler program proceeds are classified as a reduction to “Cost of other fee-based services” in Bluegreen’s Consolidated Statements of Income and Comprehensive Income.

(1)	In connection with Bluegreen’s management of HOAs, Bluegreen acts as agent for the HOA to operate the resort as provided under the management agreements. In certain cases, personnel at the resorts are Bluegreen employees. The HOAs bear the costs of such personnel and generally pay Bluegreen in advance of, or simultaneously with, the payment of payroll. In accordance with ASC 605-45, Overall Considerations of Reporting Revenues Gross as a Principal versus Net as an Agent, reimbursements from the HOAs relating to direct pass-through costs are recorded net of the related expenses.

Bluegreen’s cost of other fee-based services consists of the costs associated with the various activities described above, as well as developer subsidies and maintenance fees on Bluegreen’s unsold VOIs.

Notes Receivable

Bluegreen’s notes receivable are carried at amortized cost less an allowance for credit losses. Interest income is suspended, and previously accrued but unpaid interest income is reversed, on all delinquent notes receivable when principal or interest payments are more than 90 days contractually past due and not resumed until such loans are less than 90 days past due. As of December 31, 2016 and 2015, $11.4 million and $10.4 million, respectively, of Bluegreen’s VOI notes receivable were more than 90 days past due, and accordingly, consistent with Bluegreen’s policy, were not accruing interest income. After 120 days, Bluegreen’s VOI notes receivable are generally written off against the allowance for credit loss.

Bluegreen records an estimate of expected uncollectible VOI notes receivable as a reduction of revenue at the time Bluegreen recognizes a VOI sale. Bluegreen estimates uncollectible VOI notes receivable in accordance with timeshare accounting rules. Under these rules, the estimate of uncollectibles is based on historical uncollectibles for similar VOI notes receivable. Bluegreen uses a static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of the notes. Bluegreen also considers whether the historical economic conditions are comparable to current economic conditions, as well as variations in underwriting standards. Additionally, under timeshare accounting rules, no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable. Bluegreen reviews its allowance for credit losses on at least a quarterly basis. Loan origination costs are deferred and recognized over the life of the related notes receivable.

Inventory

Bluegreen’s inventory consists of completed VOIs, VOIs under construction and land held for future VOI development. Bluegreen carries its completed inventory at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or (ii) estimated fair market value, less costs to sell. VOI inventory and cost of sales are accounted for under timeshare accounting rules, which require the use of a specific method of the relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method required by timeshare accounting rules, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage - the ratio of total estimated development costs to total estimated VOI revenue, including the estimated incremental revenue from the resale of VOI inventory repossessed, generally as a result of the default of the related receivable. Also, pursuant to timeshare accounting rules, Bluegreen does not relieve inventory for VOI cost of sales related to anticipated credit losses. Accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable.

Bluegreen also periodically evaluates the recoverability of the carrying amount of its undeveloped or under development resort properties in accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), which provides guidance relating to the accounting for the impairment or disposal of long-lived assets. No impairment charges were recorded with respect to VOI inventory during any of the periods presented.

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with obtaining financing from third-party lenders and are presented in Bluegreen’s Consolidated Balance Sheets as other assets or as a direct deduction from the carrying value of the associated debt liability. These costs are capitalized and amortized to interest expense over the terms of the related financing arrangements. As of December 31, 2016 and 2015, unamortized deferred financing costs totaled $13.1 million and $11.9 million, respectively. Interest expense from the amortization of deferred financing costs for the years ended December 31, 2016 and 2015 was $3.1 million and $3.5 million, respectively.

Property and Equipment

Bluegreen’s property and equipment is recorded at acquisition cost. Bluegreen records depreciation and amortization in a manner that recognizes the cost of its depreciable assets over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated useful lives of the improvements.

Bluegreen capitalizes the costs of software developed for internal use in accordance with the guidance for accounting for costs of computer software developed or obtained for internal use. Capitalization of software developed for internal use commences during the development phase of the project. Software developed or obtained for internal use is generally amortized on a straight-line basis over 3 to 5 years.

Intangible Assets

Intangible assets consist of property management contracts with various homeowners associations to manage, service, staff and maintain the property. The property management contracts have indefinite useful lives and are not amortized, but instead are reviewed for impairment on at least an annual basis, or more frequently if events or changes in circumstances indicate that the related carrying amounts may not be recoverable. During the first quarter of 2015, the Company reduced the value of its property management contracts by $1.7 million as a result of the sale of one of its contracts. The company did not record any impairment charges during the years ended December 31, 2016 or 2015.

Impairment of Long-Lived Assets and Intangibles

Bluegreen evaluates the recoverability of the carrying amounts of its long-lived assets and intangibles under the guidelines of ASC 360. Bluegreen reviews the carrying amounts of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized to write-down the carrying value of the asset to its estimated fair value less any costs of disposition.

Deferred Income

Bluegreen defers VOI revenue, net of direct incremental selling expenses, for sales for which the legal rescission period has expired, but the required revenue recognition criteria described above has not been met. Additionally, in connection with its sampler programs, Bluegreen defers revenue, net of direct incremental selling expenses, for guest stays not yet completed. As of December 31, 2016 and 2015, Bluegreen’s deferred income was as follows (in thousands):

	As of December 31,
	2016	2015

Deferred sampler program income	$11,821	$10,024
Deferred VOI sales revenue	21,126	15,095
Other deferred income	4,068	3,728
Total	$37,015	$28,847

Income Taxes

Income tax expense is recognized at applicable U.S. or international tax rates. Certain revenue and expense items may be recognized in one period for financial statement purposes and in a different period for income tax purposes. The tax effects of such differences are reported as deferred income taxes. Valuation allowances are recorded for periods in which the realization of deferred tax assets does not meet a more likely than not standard. See Note 9 for additional information regarding income taxes.

Advertising Expense

Bluegreen expenses advertising costs, which are primarily marketing costs, as incurred. Advertising expense for Bluegreen was $144.4 million and $123.1 million for the years ended December 31, 2016 and 2015, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of income and comprehensive income.

Bluegreen has entered into marketing arrangements with various third parties. For the year ended December 31, 2016 and 2015, respectively, sales of VOIs to prospects and leads generated by one marketing arrangement accounted for approximately 16% and 20% of VOI sales volume. There can be no guarantee that Bluegreen will be able to maintain this agreement in accordance with its terms or extend or renew this agreement on similar terms, or at all.

Change in Method of Accounting for Purchase Accounting Adjustments

In August 2017, Bluegreen elected to apply push down accounting and incorporate purchase accounting adjustments in its consolidated financial statements that resulted from the assets and liabilities of Bluegreen being measured at fair value in connection with the acquisition of a controlling interest in Bluegreen by BBX in November 2009. Bluegreen believes that incorporating purchase accounting adjustments in its consolidated financial statements is preferable as it increases the usefulness of its financial reporting and provides transparency and consistency to the users of its and BBX’s financial statements. The following financial statement line items as of and for the years ended December 31, 2016 and 2015 were affected by the change in accounting principle (in thousands):

	As reported at		As adjusted at
	or for the year ended		or for the year ended
	December 31,		December 31,
	2016	Effect of change	2016
Notes receivable, net	430,579	(99)	430,480
Inventory	275,430	(36,896)	238,534
Other assets	50,179	(2,080)	48,099
Intangible assets, net	-	61,749	61,749
Property and equipment, net	78,579	(7,782)	70,797
Accrued liabilities and other	72,458	(1,511)	70,947
Deferred income taxes	103,020	23,258	126,278
Junior subordinated debentures	108,555	(39,511)	69,044
Total Bluegreen Corporation shareholder's equity	213,252	36,184	249,436
Non-controlling interest	44,298	(3,526)	40,772
Estimated uncollectible VOI notes receivable	(44,497)	69	(44,428)
Interest income	89,323	187	89,510
Other income, net	341	1,383	1,724
Cost of VOIs sold	37,875	(10,529)	27,346
Selling, general and administrative expenses	414,495	532	415,027
Interest expense	29,182	1,671	30,853
Income before non-controlling interest and provision for income taxes	114,983	9,965	124,948
Provision for income taxes	36,503	3,669	40,172
Net income	78,480	6,296	84,776
Net income attributable to non-controlling interest	9,694	131	9,825
Net income attributable to Bluegreen Corporation Shareholder	68,786	6,165	74,951

	As reported at		As adjusted at
	or for the year ended		or for the year ended
	December 31,		December 31,
	2015	Effect of change	2015
Notes receivable, net	415,953	(355)	415,598
Inventory	267,636	(47,425)	220,211
Other assets	54,009	(2,112)	51,897
Intangible assets, net	-	61,977	61,977
Property and equipment, net	81,455	(9,518)	71,937
Accrued liabilities and other	72,077	(2,203)	69,874
Deferred income taxes	91,542	19,589	111,131
Junior subordinated debentures	108,436	(41,181)	67,255
Total Bluegreen Corporation shareholder's equity	214,466	30,019	244,485
Non-controlling interest	46,854	(3,657)	43,197
Estimated uncollectible VOI notes receivable	(41,449)	(639)	(42,088)
Interest income	85,475	(1,144)	84,331
Other income, net	4,590	(1,707)	2,883
Cost of VOIs sold	32,741	(9,857)	22,884
Selling, general and administrative expenses	373,268	536	373,804
Interest expense	33,564	2,134	35,698
Income before non-controlling interest and provision for income taxes	120,623	3,697	124,320
Provision for income taxes	41,156	1,155	42,311
Net income	79,467	2,542	82,009
Net income attributable to non-controlling interest	11,510	195	11,705
Net income attributable to Bluegreen Corporation Shareholder	67,957	2,347	70,304

In addition to adjusting the value of Bluegreen’s assets and liabilities, the adjustments above recognize previously unrecognized intangibles including Bluegreen’s contracts with various homeowners associations to manage, service, staff and maintain the properties. The intangible asset associated with the management contracts were fair valued using an income approach and excess earnings method whereby the revenues and costs attributable to the management contracts less charges for use of the contributory assets are used to determined excess earnings.

Significant changes to the fair value of the junior subordinated debentures were based on a discounted cash flow analysis. The non-controlling interest in Bluegreen/ Big Cedar Vacations was valued by adjusting the underlying assets and liabilities of Bluegreen/Big Cedar Vacations consistent with the methodology used for the valuation of Bluegreen’s assets and liabilities.

Recently Adopted Accounting Pronouncements

In February 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-02, “Consolidation (Topic 810) – Amendments to the Consolidation Analysis” (“ASU 2015-02”). This new guidance makes targeted amendments to the previous consolidation guidance and ends the deferral granted to investment companies from applying the VIE guidance. This standard became effective for Bluegreen on January 1, 2016. Bluegreen’s adoption of ASU 2015-02 had no effect on Bluegreen’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. This standard became effective for Bluegreen on January 1, 2016. Bluegreen’s adoption of ASU 2015-03 is reflected in the accompanying balance sheets as of December 31, 2016 and December 31, 2015, and in the tables included in Note 6. As further displayed in the table below, as a result of the adoption of ASU 2015-03, Bluegreen reclassified certain unamortized debt issuance costs as a direct deduction from the carrying value of the associated debt liability reported in Bluegreen’s consolidated balance sheet as of December 31, 2015 prior to such reclassification (in thousands):

	As of		As adjusted
	December 31, 2015		December 31,
	Prior to Reclassifcation	Reclassifications	2015

Other assets	$58,777	$(6,880)	$51,897
Receivable-backed notes payable - non-recourse (in VIEs)	318,929	(4,905)	314,024
Lines-of-credit and notes payable	101,584	(1,975)	99,609

Future Adoption of Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” as subsequently amended (“ASU 2014-09”). ASU 2014-09 specifies how and when to recognize revenue from contracts with customers by providing a principle based framework. ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This standard will be effective for Bluegreen on January 1, 2018. Entities have the option to apply the new guidance under a full retrospective or modified retrospective approach with the cumulative effect recognized at the date of initial adoption. Bluegreen is currently analyzing the potential impact that adopting this standard may have on its consolidated financial statements and related disclosures and its business processes, accounting policies and controls. While Bluegreen continues this analysis with respect to all material revenue streams, the recognition of fee-based sales commission revenue, ancillary revenues, and rental revenues is expected to remain materially unchanged. Bluegreen currently expects possible areas of impact will include (i) gross versus net presentation for payroll reimbursement related to resorts managed by Bluegreen on behalf of third parties and (ii) the timing of the recognition of VOI revenue related to the removal of certain brightline tests regarding the determination of the adequacy of the buyer’s commitment under existing industry-specific guidance.  Final industry-specific guidance remains open for the following issues: (i) application of percentage of completion related to sales of incomplete VOIs, (ii) allocation of transaction price, (iii) satisfaction of performance obligations and (iv) contract costs.  Due to the nature and potential significant impact of these open issues, Bluegreen expects to disclose additional details on the impact of the adoption of this accounting standard later in 2017 as industry-specific guidance is issued. Bluegreen anticipates adopting this standard on January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”).  This update will require assets and liabilities to be recognized on the balance sheet of a lessee for the rights and obligations created by leases of assets with terms of more than 12 months.  For income statement purposes, the update retained a dual model, requiring leases to be classified as either operating or finance based on largely similar criteria to those applied in current lease accounting, but without explicit bright lines.  ASU 2016-02 also requires extensive quantitative and qualitative disclosures, including significant judgments made by management, to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing leases.  This standard will be effective for Bluegreen on January 1, 2019.  Early adoption is permitted. Bluegreen is currently evaluating the impact that ASU 2016-02 may have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326)” (“ASU 2016-13”), which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan losses. Further, public entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination (i.e., by vintage year). This standard will be effective for Bluegreen on January 1, 2020. Early adoption is permitted beginning January 1, 2019. Bluegreen is currently evaluating the impact that ASU 2016-13 may have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)– Classifications of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which is intended to clarify the presentation of cash receipts and payments in specific situations. Further in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230)- Restricted Cash” (“ASU 2016-18”), which requires entities to show the changes in total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows with a reconciliation to the related captions in the balance sheet. These standards will be effective for Bluegreen on January 1, 2018. Early adoption is permitted. Bluegreen’s adoption of ASU 2016-15 and ASU 2016-18 are not expected to have a material impact on its consolidated financial statements.

2. Notes Receivable

The table below provides information relating to Bluegreen’s notes receivable and Bluegreen’s allowance for credit losses as of December 31, 2016 and 2015 (dollars in thousands):

	As of December 31,
	2016	2015
Notes receivable secured by VOIs:
VOI notes receivable - non-securitized	$175,123	$166,040
VOI notes receivable - securitized	369,259	357,845
	544,382	523,885
Allowance for credit losses - non-securitized	(33,173)	(33,108)
Allowance for credit losses - securitized	(82,247)	(77,359)
VOI notes receivable, net	$428,962	$413,418
Allowance as a % of VOI notes receivable	21%	21%

Notes receivable secured by homesites: (1)
Homesite notes receivable	$1,688	$2,427
Allowance for credit losses	(170)	(247)
Homesite notes receivable, net	$1,518	$2,180
Allowance as a % of homesite notes receivable	10%	10%
Total notes receivable:
Gross notes receivable	$546,070	$526,312
Allowance for credit losses	(115,590)	(110,714)
Notes receivable, net	$430,480	$415,598
Allowance as a % of gross notes receivable	21%	21%

(1)	Notes receivable secured by homesites were originated through a business, substantially all of the assets of which were sold by Bluegreen in 2012.

The weighted-average interest rate on Bluegreen’s notes receivable was 15.7% and 15.9% at December 31, 2016 and 2015, respectively. All of Bluegreen’s VOI loans bear interest at fixed rates. The weighted-average interest rate charged on notes receivable secured by VOIs was 15.7% and 16.0% at December 31, 2016 and 2015, respectively. Bluegreen’s VOI notes receivable are generally secured by property located in Florida, Missouri, Nevada, South Carolina, Tennessee, and Wisconsin.

Future principal payments due on Bluegreen’s notes receivable (including its homesite notes receivable) as of December 31, 2016 are as follows (in thousands):

2017	$72,371
2018	61,717
2019	56,748
2020	58,153
2021	60,522
Thereafter	236,559
Total	$546,070

Credit Quality for Financed Receivables and the Allowance for Credit Losses

The activity in Bluegreen’s allowance for credit losses (including with respect to its homesite notes receivable) was as follows (in thousands):

	For the Year Ended December 31,
	2016	2015
Balance, beginning of year	$110,714	$102,566
Provision for credit losses	44,337	42,063
Less: Write-offs of uncollectible receivables	(39,461)	(33,915)
Balance, end of year	$115,590	$110,714

Bluegreen holds large amounts of homogeneous VOI notes receivable and assesses uncollectibility based on pools of receivables. In estimating future credit losses, Bluegreen’s management does not use a single primary indicator of credit quality but instead evaluates its VOI notes receivable based upon a static pool analysis that incorporates the aging of the respective receivables, default trends and prepayment rates by origination year, as well as the FICO® scores of the borrowers.

The following table shows the delinquency status of Bluegreen’s VOI notes receivable as of December 31, 2016 and 2015 (in thousands):

	As of December 31,
	2016	2015
Current	$521,536	$501,738
31-60 days	6,378	6,889
61-90 days	5,082	4,869
Over 91 days (1)	11,386	10,389
Total	$544,382	$523,885

(1)	Includes $5.3 million and $5.2 million as of December 31, 2016 and 2015, respectively, related to VOI notes receivable that, as of such date, had defaulted, but the related VOI note receivable balance had not yet been charged off in accordance with the provisions of certain of Bluegreen’s receivable-backed notes payable transactions. These VOI notes receivable have been reflected in the allowance for credit losses.

3. Variable Interest Entities

Bluegreen sells VOI notes receivable through special purpose finance entities. These transactions are generally structured as non-recourse to Bluegreen and are designed to provide liquidity for Bluegreen and to transfer the economic risks and certain benefits of the notes receivable to third parties. In a securitization, various classes of debt securities are issued by the special purpose finance entities that are generally collateralized by a single tranche of transferred assets, which consist of VOI notes receivable. Bluegreen services the securitized notes receivable for a fee pursuant to servicing agreements negotiated with third parties based on market conditions at the time of the securitization.

In these securitizations, Bluegreen generally retains a portion of the securities and continues to service the securitized notes receivable. Under these arrangements, the cash payments received from obligors on the receivables sold are generally applied monthly to pay fees to service providers, make interest and principal payments to investors, and fund required reserves, if any, with the remaining balance of such cash retained by Bluegreen; however, to the extent the portfolio of receivables fails to satisfy specified performance criteria (as may occur due to, among other things, an increase in default rates or credit loss severity) or other trigger events occur, the funds received from obligors are distributed on an accelerated basis to investors. Depending on the circumstances and the transaction, the application of the accelerated payment formula may be permanent or temporary until the trigger event is cured. As of December 31, 2016, Bluegreen was in compliance with all applicable terms under its securitization transactions, and no trigger events had occurred.

In accordance with applicable accounting guidance for the consolidation of VIEs, Bluegreen analyzes its variable interests, which may consist of loans, servicing rights, guarantees, and equity investments, to determine if an entity in which it has a variable interest is a VIE. The analysis includes a review of both quantitative and qualitative factors. Bluegreen bases its quantitative analysis on the forecasted cash flows of the entity, and bases its qualitative analysis on the design of the entity, its organizational structure, including decision-making ability, and relevant financial agreements. Bluegreen also uses its qualitative analysis to determine if Bluegreen must consolidate a VIE as the primary beneficiary. In accordance with applicable accounting guidance, Bluegreen has determined these securitization entities to be VIEs of which Bluegreen is the primary beneficiary and, therefore, Bluegreen consolidates the entities into its financial statements.

Under the terms of certain of Bluegreen’s timeshare note sales, Bluegreen has the right to repurchase or substitute a limited amount of defaulted mortgage notes for new notes at the outstanding principal balance plus accrued interest. Voluntary repurchases and substitutions by Bluegreen of defaulted notes were $6.5 million and $3.3 million and during 2016 and 2015, respectively. Bluegreen’s maximum exposure to loss relating to its non-recourse securitization entities is the difference between the outstanding VOI notes receivable and the notes payable, plus cash reserves and any additional residual interest in future cash flows from collateral.

The assets and liabilities of Bluegreen’s consolidated VIEs are as follows (in thousands):

	As of December 31,
	2016	2015

Restricted cash	$21,894	$25,358
Securitized notes receivable, net	287,012	280,486
Receivable backed notes payable - non-recourse	327,358	314,024

The restricted cash and the securitized notes receivable balances disclosed in the table above are restricted to satisfy obligations of the VIEs.

4. Inventory

Bluegreen’s VOI inventory consists of the following (in thousands):

	As of December 31,
	2016	2015

Completed VOI units	$156,401	$149,072
Construction-in-progress	10,427	10,455
Real estate held for future development	71,706	60,684
	$238,534	$220,211

In September 2016, Bluegreen increased the selling price of its VOIs by 5%. As a result of this pricing change, Bluegreen's management also increased its estimate of total gross margin generated on the sale of its VOI inventory. Under the relative sales value method prescribed for timeshare developers to relieve the cost of VOI inventory, changes to the estimate of gross margin expected to be generated on the sale of VOI inventory are recognized on a retrospective basis in earnings. Accordingly, during 2016, Bluegreen recognized a benefit to cost of VOI sold of $5.6 million.

The interest expense reflected in Bluegreen’s Consolidated Statements of Income and Comprehensive Income is net of capitalized interest. Interest capitalized to VOI inventory was $0.4 million and $0.7 million during 2016 and 2015, respectively.

5. Property and Equipment

Bluegreen’s property and equipment consists of the following (dollars in thousands):

		As of December 31,
	Useful Lives	2016	2015

Office equipment, furniture and fixtures	3-14 years	$50,524	$45,457
Land, buildings and building improvements	3-31 years	56,211	58,015
Leasehold improvements	3-14 years	7,764	8,037
Transportation and equipment	5 years	193	211
		114,692	111,720
Accumulated depreciation and amortization		(43,895)	(39,783)
Total		$70,797	$71,937

Depreciation and amortization expense related to Bluegreen’s property and equipment was $9.5 million and $9.2 million for the years ended December 31, 2016 and 2015, respectively.

6. Debt

Contractual minimum principal payments required on Bluegreen’s debt, net of unamortized discount, by type, for each of the five years subsequent to December 31, 2016 and thereafter are shown below (in thousands):

	Lines-of-credit and notes payable	Recourse receivable-backed notes payable	Non-recourse receivable-backed notes payable	Junior subordinated debentures	Total

2017	$7,496	$-	$-	$-	$7,496
2018	20,373	-	-	-	20,373
2019	27,476	5,125	-	-	32,601
2020	8,122	41,385	31,417	-	80,924
2021	37,092	32,247	-	-	69,339
Thereafter	-	8,874	301,131	110,827	420,832
Unamortized debt issuance costs	(2,177)	-	(5,190)	-	(7,367)
Purchase accounting adjustment	-	-	-	(41,783)	(41,783)
Total	$98,382	$87,631	$327,358	$69,044	$582,415

The minimum contractual payments set forth in the table above may differ from actual payments due to the timing of principal payments required upon (1) the sale of real estate assets that serve as collateral on certain debt (release payments) and (2) cash collections of pledged or transferred notes receivable.

Lines-of-Credit and Notes Payable

Bluegreen has outstanding borrowings with various financial institutions and other lenders. Financial data related to Bluegreen’s lines of credit and notes payable (other than receivable-backed notes payable) as of December 31, was as follows (dollars in thousands):

	As of December 31,
	2016			2015
	Balance	Interest Rate	Carrying Amount of Pledged Assets	Balance	Interest Rate	Carrying Amount of Pledged Assets

2013 Notes Payable	$52,500	5.50%	$29,349	$58,500	8.05%	$30,411
Pacific Western Term Loan	1,727	6.02%	8,963	3,791	5.68%	10,868
Fifth Third Bank Note Payable	4,326	3.62%	9,157	4,572	3.50%	9,336
NBA Line of Credit	2,006	5.00%	8,230	9,721	5.50%	24,246
Fifth Third Syndicated LOC	15,000	3.46%	60,343	25,000	3.11%	54,312
Fifth Third Syndicated Term	25,000	3.46%	20,114	-	—	-
Unamortized debt issuance costs	(2,177)	—	-	(1,975)	—	-
Total	$98,382		$136,156	$99,609		$129,173

2013 Notes Payable. In March 2013, Bluegreen issued $75.0 million of senior secured notes (the “2013 Notes Payable”) in a private financing transaction. The 2013 Notes Payable are secured by certain of Bluegreen’s assets, including primarily the cash flows from the residual interests relating to term securitizations and the VOI inventory in the BG Club 36 resort in Las Vegas, Nevada. Pursuant to the terms of the 2013 Notes Payable, Bluegreen is required to periodically pledge reacquired VOI inventory in the BG Club 36 resort. Bluegreen may also pledge additional residual interests from other term securitizations. In September 2016, the 2013 Notes Payable were amended to reduce the interest rate from 8.05% to 5.50%. The 2013 Notes Payable mature in March 2020, with certain required amortization during the seven-year term. The terms of the 2013 Notes Payable include certain covenants and events of default, which Bluegreen’s management considers to be customary for transactions of this type. The proceeds from the 2013 Notes Payable were used to fund a portion of the merger consideration paid to Bluegreen’s former shareholders in connection with the closing of Woodbridge’s April 2013 acquisition of Bluegreen.

Pacific Western Term Loan. Bluegreen has a non-revolving term loan (the “Pacific Western Term Loan”) with Pacific Western Bank, as successor-by-merger to CapitalSource Bank, secured by unsold inventory and undeveloped land at the Bluegreen Odyssey Dells Resort. The Pacific Western Term Loan matures in June 2019, and bears interest at 30-day LIBOR plus 5.25% (6.02% at December 31, 2016). Interest payments are paid monthly. Principal payments are effected through release payments upon sales of the timeshare interests in the Bluegreen Odyssey Dells Resort that serve as collateral for the Pacific Western Term Loan, subject to mandatory principal reductions pursuant to the terms of the loan agreement. The Pacific Western Term Loan is cross-collateralized and is subject to cross-default with the Pacific Western Facility described below under “Receivable-Backed Notes Payable.”

Fifth Third Bank Note Payable. In April 2008, Bluegreen entered into a note payable with Fifth Third Bank to finance an acquisition of real estate. The Fifth Third Bank Note Payable matures in August 2021. Principal and interest on amounts outstanding under the Fifth Third Bank Note Payable are payable monthly through maturity. The interest rate under the note equals the 30-day LIBOR plus 3.00%, with a 0.125% roundup provision (3.62% as of December 31, 2016).

NBA Line of Credit. Since December 2013, Bluegreen/Big Cedar Vacations has had a revolving line of credit with National Bank of Arizona (the “NBA Line of Credit”). The NBA Line of Credit is secured by unsold inventory and VOIs under construction at Bluegreen/Big Cedar Vacation’s Paradise Point Resort. The NBA Line of Credit has a borrowing limit of $15.0 million, which is included in the $45.0 million of availability under the National Bank of Arizona (the “NBA Receivables Facility”) discussed below. The revolving advance period expires in June 2018 and the maturity is June 2020. The NBA Line of Credit bears interest at the 30-day LIBOR plus 3.50% (with an interest rate floor of 5.00%) in connection with the final funding of the construction loan for the Paradise Point Resort. Interest payments are paid monthly. Principal payments are effected through release payments upon sales of the timeshare interests in the Paradise Point Resort that serve as collateral for the NBA Line of Credit, subject to mandatory principal reductions. The NBA Line of Credit is cross-collateralized and is subject to cross-default with the NBA Receivables Facility described below under “Receivable-Backed Notes Payable.”

Fifth Third Syndicated Line-of-Credit and Fifth Third Syndicated Term Loan. In November 2014, Bluegreen entered into a $25.0 million revolving credit facility with Fifth Third Bank as administrative agent and lead arranger and certain other bank participants as lenders. The facility was secured by certain of Bluegreen’s sales centers, certain VOI inventory and specified non-consumer receivables and was guaranteed by certain of Bluegreen’s subsidiaries. In December 2016, Bluegreen amended and restated the credit and security agreement. The amended and restated facility is a $100.0 million syndicated credit facility with Fifth Third, as administrative agent and lead arranger and certain other bank participants. The amended and restated facility includes a $25.0 million term loan (the “Fifth Third Syndicated Term Loan”) with quarterly amortization requirements and a $75.0 million revolving line of credit (the “Fifth Third Syndicated Line-of-Credit”). Amounts borrowed under the facility generally bear interest at LIBOR plus 2.75% - 3.75% depending on Bluegreen’s leverage ratio, are collateralized by certain of Bluegreen’s VOI inventory, sales center buildings and short-term receivables, and will mature in December 2021. The facility contains covenants and conditions which Bluegreen considers to be customary for transactions of this type. Borrowings are used by Bluegreen for general corporate purposes. As of December 31, 2016, outstanding borrowings under the facility totaled $40.0 million, including the $25.0 million Fifth Third Syndicated Term Loan and $15.0 million of borrowings under the Fifth Third Syndicated Line-of-Credit. As of December 31, 2016, the interest rate under the Fifth Third Syndicated Term Loan and the Fifth Third Syndicated Line of Credit was 3.46%.

Receivable-Backed Notes Payable

Financial data related to Bluegreen’s receivable-backed notes payable facilities was as follows (dollars in thousands):

	As of December 31,
	2016			2015
	Debt Balance	Interest Rate	Principal Balance of Pledged/ Secured Receivables	Debt Balance	Interest Rate	Principal Balance of Pledged/ Secured Receivables

Recourse receivable-backed notes payable:
Liberty Bank Facility	$32,674	4.25%	$41,357	$46,547	4.00%	$56,815
NBA Receivables Facility	34,164	3.50 - 4.00%	40,763	24,860	4.00 - 4.50%	29,947
Pacific Western Facility	20,793	5.14%	27,712	18,481	4.93%	23,596
Total	$87,631		$109,832	$89,888		$110,358

Non-recourse receivable-backed notes payable:
BB&T/DZ Purchase Facility	$31,417	3.67%	$41,388	$38,228	3.33%	$50,224
Quorum Purchase Facility	23,981	4.75% - 6.90%	26,855	28,500	4.75% - 6.90%	32,303
2007 Term Securitization	-	—	-	17,642	7.32%	18,720
2008 Term Securitization	-	—	-	7,227	7.88%	7,726
2010 Term Securitization	13,163	5.54%	16,191	24,074	5.54%	28,159
2012 Term Securitization	32,929	2.94%	36,174	44,603	2.94%	49,091
2013 Term Securitization	48,514	3.20%	51,157	62,670	3.20%	66,020
2015 Term Securitization	75,011	3.02%	78,980	95,985	3.02%	100,142
2016 Term Securitization	107,533	3.35%	117,249	-	—	-
Unamortized debt issuance costs	(5,190)	—	-	(4,905)	—	-
Total	327,358		367,994	314,024		352,385
Total receivable-backed debt	$414,989		$477,826	$403,912		$462,743

Liberty Bank Facility. Since 2008, Bluegreen has maintained a revolving timeshare receivables hypothecation facility (the “Liberty Bank Facility”) with Liberty Bank which provides for advances on eligible receivables pledged under the Liberty Bank Facility, subject to specified terms and conditions, during a revolving credit period. Pursuant to the terms of the agreement, as amended in November 2015, the aggregate maximum outstanding borrowings are $50.0 million and the revolving credit period will expire in November 2017. The Liberty Bank Facility allows future advances of (i) 85% of the unpaid principal balance of Qualified Timeshare Loans assigned to agent, and (ii) 60% of the unpaid principal balance of Non-Conforming Qualified Timeshare Loans assigned to agent, all of which bear interest at the WSJ Prime Rate plus 0.50% per annum subject to a 4.00% floor. Principal and interest are required to be paid as cash is collected on the pledged receivables, with all outstanding amounts being due in November 2020. In March 2016, Bluegreen repaid $24.2 million, including accrued interest, under the facility in connection with the 2016 Term Securitization described below.

NBA Receivables Facility. Bluegreen/Big Cedar Vacations has a revolving timeshare hypothecation facility with NBA. The NBA Receivables Facility provides for advances at a rate of 85% on eligible receivables pledged under the facility up to a maximum of $45.0 million of outstanding borrowings (inclusive of outstanding borrowings under the NBA Line of Credit discussed above), subject to eligible collateral and specified terms and conditions, during a revolving credit period which expires in June 2018. In September 2016, NBA agreed to advance eligible timeshare receivables through December 16, 2016 in a minimum amount of $15.0 million, but not to exceed $45.0 million of outstanding borrowings and subject to certain conditions and other terms of the facility at a reduced interest rate equal to 30-day LIBOR plus 2.75% (with an interest rate floor of 3.50%). Amounts outstanding under the NBA Receivables Facility for borrowings made prior to the September 2016 amendment accrue interest at the previously prevailing rates of 30-day LIBOR plus 3.25% (with an interest rate floor of 4.00%). Except as described above, all other future borrowings will accrue interest at a rate equal to the 30-day LIBOR plus 3.25% (with an interest rate floor of 4.00%). Principal repayments and interest on borrowings under the NBA Receivables Facility are paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rates after the expiration of the revolving advance period, with the remaining outstanding balance maturing in December 2022. As of December 31, 2016, $14.1 million of the outstanding balance bears interest at 4.0% and $20.1 million of the outstanding balance bears interest at 3.50%. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. The NBA Receivables Facility is cross-collateralized and is subject to cross-default with the NBA Line of Credit described above.

Pacific Western Facility. Bluegreen has a revolving timeshare receivables hypothecation facility (the “Pacific Western Facility”) with Pacific Western Bank, as successor-by-merger to CapitalSource Bank, which provides for advances on eligible receivables pledged under the facility, subject to specified terms and conditions, during a revolving credit period. Maximum outstanding borrowings under the Pacific Western Facility are $40.0 million (inclusive of outstanding borrowings under the Pacific Western Term Loan discussed above), subject to eligible collateral and other terms and conditions. The revolving advance period expiration date is September 2018, subject to an additional 12-month extension at the option of Pacific Western Bank. Eligible “A” receivables that meet certain eligibility and FICO® score requirements, which Bluegreen’s management believes are typically consistent with loans originated under Bluegreen’s current credit underwriting standards, are subject to an 85% advance rate. The Pacific Western Facility also allows for certain eligible “B” receivables (which have less stringent FICO® score requirements) to be funded at a 53% advance rate. Borrowings under the Pacific Western Facility accrue interest at 30-day LIBOR plus 4.50%, except that the interest rate on a portion of future borrowings under the Pacific Western Facility, to the extent such borrowings are in excess of established debt minimums, will accrue interest at 30-day LIBOR plus 4.00%. Principal repayments and interest on borrowings under the Pacific Western Facility are paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rates after the end of the revolving advance period, with the remaining outstanding balance maturing in September 2021, subject to an additional 12-month extension at the option of Pacific Western Bank. As of December 31, 2016, the interest rate on the facility was 5.1%. The Pacific Western Facility is cross-collateralized and is subject to cross-default with the Pacific Western Term Loan.

BB&T/DZ Purchase Facility. Bluegreen has a timeshare notes receivable purchase facility (the “BB&T/DZ Purchase Facility”) with Branch Banking and Trust Company (“BB&T”) and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main (“DZ”), which permits maximum outstanding financings of $80.0 million. Availability under the BB&T/DZ Purchase Facility is on a revolving basis through December 2017, and amounts financed are secured by timeshare receivables at an advance rate of 75%, subject to eligible collateral and other terms of the facility, which Bluegreen believes to be customary for financing arrangements of this type. The facility will mature and all outstanding amounts will become due thirty-six months after the revolving advance period has expired, or earlier under certain circumstances set forth in the facility. Interest on amounts outstanding under the facility is tied to an applicable index rate of the LIBOR rate, in the case of amounts funded by BB&T, and a cost of funds rate or commercial paper rates, in the case of amounts funded by or through DZ. The interest rate under the facility equals the applicable index rate plus 2.9% until the expiration of the revolving advance period and thereafter will equal the applicable index rate plus 4.9%. Subject to the terms of the facility, Bluegreen will receive the excess cash flows generated by the receivables sold (excess meaning after payments of customary fees, interest and principal under the facility) until the expiration of the receivables advance period, at which point all of the excess cash flow will be paid to the note holders until the outstanding balance is reduced to zero. In March 2016, Bluegreen repaid $49.0 million, including accrued interest, under the facility in connection with the 2016 Term Securitization described below. While ownership of the timeshare receivables included in the facility is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial reporting purposes. The facility is nonrecourse and is not guaranteed by Bluegreen.

Quorum Purchase Facility. Bluegreen and Bluegreen/Big Cedar Vacations have a timeshare notes receivable purchase facility (the “Quorum Purchase Facility”) with Quorum Federal Credit Union (“Quorum”). In October 2015, Quorum agreed to purchase, on a revolving basis through June 30, 2017, eligible timeshare receivables in an amount of up to an aggregate $50.0 million purchase price, subject to certain conditions precedent and other terms of the facility. In October 2016, the Quorum Purchase Facility was amended and the advance period was extended through June 30, 2018. The interest rate on future advances made under the Quorum Purchase Facility will be set at the time of funding based on rates mutually agreed upon by all parties. Amounts currently outstanding under the Quorum Purchase Facility accrue interest at interest rates ranging from 4.75% to 6.90% per annum. The Quorum Purchase Facility provides for an 85% advance rate on eligible receivables sold under the facility. Future advances are also subject to a loan purchase fee of 0.50%. The Quorum Purchase Facility becomes due in December 2030. Eligibility requirements for receivables sold include, among others, that the obligors under the timeshare notes receivable sold be members of Quorum at the time of the note sale. Subject to performance of the collateral, Bluegreen or Bluegreen/Big Cedar Vacations, as applicable, will receive any excess cash flows generated by the receivables transferred to Quorum under the facility (excess meaning after payments of customary fees, interest, and principal under the facility) on a pro-rata basis as borrowers make payments on their timeshare loans. While ownership of the timeshare receivables included in the Quorum Purchase Facility is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial reporting purposes. The facility is nonrecourse and is not guaranteed by Bluegreen.

2015 Term Securitization. On January 29, 2015, Bluegreen completed a private offering and sale of $117.8 million of investment-grade, timeshare receivable-backed notes (the "2015 Term Securitization"). The 2015 Term Securitization consisted of the issuance of two tranches of timeshare receivable-backed notes (the “Notes”): $89.4 million of A rated and $28.4 million of BBB/BBB- rated notes with note interest rates of 2.88% and 3.47%, respectively, which blended to an overall weighted average note interest rate of 3.02%. The gross advance rate for this transaction was 94.25%. The Notes mature in May 2030.

The amount of the timeshare receivables sold to BXG Receivables Note Trust 2015-A (the “2015 Trust”) was $125.0 million, $100.2 million of which was sold to the 2015 Trust at closing and $24.8 million of which was subsequently sold to the 2015 Trust during 2015. The gross proceeds of such sales to the 2015 Trust were $117.8 million. A portion of the proceeds were used to: repay the BB&T/DZ Purchase Facility a total of $42.3 million, representing all amounts then outstanding (including accrued interest); repay $22.3 million under the Liberty Bank Facility plus accrued interest; capitalize a reserve fund; and pay fees and expenses associated with the transaction. Prior to the closing of the 2015 Term Securitization, Bluegreen, as servicer, funded $9.5 million in connection with the servicer redemption of the notes related to BXG Receivables Note Trust 2006-B, and certain of the timeshare loans in such trust were sold to the 2015 Trust in connection with the 2015 Term Securitization. The remaining $40 million of proceeds from the 2015 Term Securitization were used by Bluegreen for general corporate purposes.

While ownership of the timeshare receivables included in the 2015 Term Securitization is transferred and sold for legal purposes, the transfer of these timeshare receivables is accounted for as a secured borrowing for financial accounting purposes. Accordingly, no gain or loss was recognized as a result of this transaction. Subject to performance of the collateral, Bluegreen will receive any excess cash flows generated by the receivables transferred under the 2015 Term Securitization (excess meaning after payments of customary fees, interest, and principal under the 2015 Term Securitization) on a pro-rata basis as borrowers make payments on their timeshare loans.

2016 Term Securitization. On March 17, 2016, Bluegreen completed a private offering and sale of $130.5 million of investment-grade, timeshare receivable-backed notes (the “2016 Term Securitization”). The 2016 Term Securitization consisted of the issuance of two tranches of timeshare receivable-backed notes (the “Notes”): $95.7 million of Class A and $34.8 million of Class B notes with note interest rates of 3.17% and 3.86%, respectively, which blended to an overall weighted-average note interest rate of 3.35%. The gross advance rate for this transaction was 90%. The Notes mature in July 2031.

The amount of the timeshare receivables sold to BXG Receivable Note Trust 2016 (the “2016 Trust”) was $145.0 million, $122.3 million of which was sold to the 2016 Trust at closing and $22.7 million of which was subsequently sold to the 2016 Trust. The gross proceeds of such sales to the 2016 Trust were $130.5 million. A portion of the proceeds were used to: repay the BB&T/DZ Purchase Facility a total of $49.0 million, representing all amounts then outstanding under the facility (including accrued interest); repay $24.2 million under the Liberty Bank Facility, which includes accrued interest; capitalize a reserve fund; and pay fees and expenses associated with the transaction. Prior to the closing of the 2016 Term Securitization, Bluegreen, as servicer, funded $11.3 million in connection with the servicer redemption of the notes related to BXG Receivables Note Trust 2007-A, and certain of the timeshare loans in such trust were sold to the 2016 Trust in connection with the 2016 Term Securitization. In April 2016, Bluegreen, as servicer, funded $6.1 million in connection with the servicer redemption of the notes related to the BXG Receivables Note Trust 2008-A, and certain of the timeshare loans in such trust were sold to the 2016 Trust in connection with the 2016 Term Securitization. The remainder of the net proceeds from the 2016 Term Securitization of $36.0 million were used by Bluegreen for general corporate purposes.

While ownership of the timeshare receivables included in the 2016 Term Securitization was transferred and sold for legal purposes, the transfer of these timeshare receivables was accounted for as a secured borrowing for financial accounting purposes. Accordingly, no gain or loss was recognized as a result of this transaction. Subject to the performance of the collateral, Bluegreen will receive any excess cash flows generated by the receivables transferred under the 2016 Term Securitization (excess meaning after payments of customary fees, interest, and principal under the 2016 Term Securitization) on a pro-rata basis as borrowers make payments on their timeshare loans.

Other Non-Recourse Receivable-Backed Notes Payable. In addition to the above described facilities, Bluegreen has a number of other nonrecourse receivable-backed notes payable facilities, as set forth in the table above. During 2016, Bluegreen repaid $82.6 million under these additional receivable-backed notes payable facilities, including the payment in full of the notes payable issued in connection with the 2007 and 2008 Term Securitizations. During 2016, Bluegreen wrote off the related unamortized 2007 and 2008 Term Securitization debt issuance costs, totaling approximately $0.5 million. During 2015, Bluegreen repaid $75.2 million under these additional receivable-backed notes payable facilities, including the payment in full of the GE 2006 Facility and the notes payable issued in connection with the 2006 Term Securitization. During 2015, Bluegreen wrote off the related unamortized GE 2006 Facility and 2006 Term Securitization debt issuance costs totaling approximately $0.2 million.

Junior Subordinated Debentures

Bluegreen has formed statutory business trusts (collectively, the "Trusts"), each of which issued trust preferred securities as part of a larger pooled trust securities offering which was not registered under the Securities Act of 1933 and invested the proceeds thereof in its junior subordinated debentures. The Trusts are variable interest entities in which Bluegreen is not the primary beneficiary as defined by ASC 810. Accordingly, Bluegreen does not consolidate the operations of the Trusts; instead, Bluegreen’s beneficial interests in the Trusts are accounted for under the equity method of accounting. Bluegreen’s maximum exposure to loss as a result of its involvement with the Trusts is limited to the carrying amount of Bluegreen’s equity method investment. Distributions on the trust preferred securities are cumulative and based upon the liquidation value of the trust preferred security. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable in whole or in part at Bluegreen’s option at any time. In addition, Bluegreen made an initial equity contribution to each Trust in exchange for its common securities, all of which are owned by Bluegreen, and those proceeds were also used by the applicable Trust to purchase an identical amount of junior subordinated debentures from Bluegreen. The terms of each Trust’s common securities are nearly identical to the trust preferred securities.

Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears at the same interest rate.

Bluegreen had the following junior subordinated debentures outstanding at December 31, 2016 (dollars in thousands):

Trust	Outstanding Amount of Junior Subordinated Debentures(1)	Initial Equity In Trust(2)	Issue Date	Beginning Optional Redemption Date	Interest Rate Following Beginning Optional Redemption Date	Interest Rate at December 31, 2016	Maturity Date
BST I	$14,422	$696	3/15/2005	3/30/2010	3-month LIBOR + 4.90%	5.90%	3/30/2035
BST II	16,164	774	5/4/2005	7/30/2010	3-month LIBOR + 4.85%	5.74%	7/30/2035
BST III	6,550	310	5/10/2005	7/30/2010	3-month LIBOR + 4.85%	5.74%	7/30/2035
BST IV	9,614	464	4/24/2006	6/30/2011	3-month LIBOR + 4.85%	5.85%	6/30/2036
BST V	9,614	464	7/21/2006	9/30/2011	3-month LIBOR + 4.85%	5.85%	9/30/2036
BST VI	12,680	619	2/26/2007	4/30/2012	3-month LIBOR + 4.80%	5.69%	4/30/2037
	$69,044	$3,327

(1)	Amounts include purchase accounting adjustments of $41.8 million.
(2)	Initial equity in trust is recorded as part of other assets in the Consolidated Balance Sheets.

As of December 31, 2016, Bluegreen was in compliance with all financial debt covenants under its debt instruments.

7. Fair Value of Financial Instruments

ASC 820 Fair Value Measurements and Disclosures (Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3: Unobservable inputs for the asset or liability

The carrying amounts of financial instruments included in the consolidated financial statements and their estimated fair values are as follows (in thousands):

	As of December 31, 2016		As of December 31, 2015
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash and cash equivalents	$144,122	$144,122	$115,524	$115,524
Restricted cash	46,106	46,106	56,714	56,714
Notes receivable, net	430,480	545,000	415,598	495,000
Lines-of-credit, notes payable, and receivable- backed notes payable	513,371	520,600	503,521	509,200
Junior subordinated debentures	69,044	90,000	67,255	71,500

Cash and cash equivalents. The amounts reported in the Consolidated Balance Sheets for cash and cash equivalents approximate fair value.

Restricted cash. The amounts reported in the Consolidated Balance Sheets for restricted cash approximate fair value.

Notes receivable, net.  The fair value of Bluegreen’s notes receivable is estimated using Level 3 inputs and is based on estimated future cash flows considering contractual payments and estimates of prepayments and defaults, discounted at a market rate.

Lines-of-credit, notes payable, and receivable-backed notes payable. The amounts reported in the Consolidated Balance Sheets approximate fair value for indebtedness that provides for variable interest rates. The fair value of Bluegreen’s fixed-rate, receivable-backed notes payable was determined using Level 3 inputs by discounting the net cash outflows estimated to be used to repay the debt. These obligations are to be satisfied using the proceeds from the consumer loans that secure the obligations.

Junior subordinated debentures. The fair value of Bluegreen’s junior subordinated debentures is estimated using Level 3 inputs based on the contractual cash flows discounted at a market rate or based on market price quotes from the over-the-counter bond market.

8. Commitments and Contingencies

In lieu of paying maintenance fees for unsold VOI inventory, Bluegreen provides subsidies to certain HOAs to provide for funds necessary to operate and maintain vacation ownership properties in excess of assessments collected from owners of the VOIs.  During 2016 and 2015, respectively, Bluegreen made payments related to subsidies of $13.9 million and $15.8 million. As of December 31, 2016 and December 31, 2015, Bluegreen had no liability for such subsidies. As of December 31, 2016 and 2015, respectively, Bluegreen was providing subsidies to nine HOAs.

In October 2013, Bluegreen entered into an agreement to purchase from an unaffiliated third party completed VOI inventory at the Lake Eve Resort in Orlando, Florida over a five-year period. The total purchase commitment was $35.1 million, of which $5.4 million and $5.0 million of inventory was purchased in 2016 and 2015, respectively. As of December 31, 2016, $13.5 million of the Lake Eve Resort purchase commitment remained.

Rent expense for the years ended December 31, 2016 and 2015 totaled $12.3 million and $10.2 million, respectively. Lease commitments under these and Bluegreen’s various other non-cancelable operating leases for each of the five years subsequent to December 31, 2016 and thereafter are as follows (in thousands):

2017	$9,171
2018	5,919
2019	3,223
2020	3,230
2021	3,312
Thereafter	17,338
Total future minimum lease payments	$42,193

In June 2015, Bluegreen entered into certain agreements with its former CEO, John Maloney, who resigned from Bluegreen on May 27, 2015. Under the terms of these agreements, Mr. Maloney received $3.8 million at the time of resignation and is entitled to receive an additional $2.9 million over the subsequent 2-year period in exchange for ongoing consulting services during the term of the agreements. As of December 31, 2016, $0.7 million is left to be paid under this arrangement.

In the ordinary course of business, Bluegreen becomes subject to claims or proceedings from time to time relating to the purchase, sale, marketing, or financing of VOIs or Bluegreen’s other business activities. Bluegreen is also subject to certain matters relating to the Bluegreen Communities’ business, substantially all of the assets of which were sold by Bluegreen on May 4, 2012. Additionally, from time to time, Bluegreen becomes involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties. From time to time in the ordinary course of business, Bluegreen also receives individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorneys General. Bluegreen takes these matters seriously and attempts to resolve any such issues as they arise.

Reserves are accrued for matters in which Bluegreen’s management believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. Bluegreen’s management does not believe that the aggregate liability relating to known contingencies in excess of the aggregate amounts accrued will have a material impact on its results of operations or financial condition. However, litigation is inherently uncertain and the actual costs of resolving legal claims, including awards of damages, may be substantially higher than the amounts accrued for these claims and may have a material adverse impact on Bluegreen’s results of operations or financial condition.

Bluegreen’s management is not at this time able to estimate a range of reasonably possible losses with respect to matters in which it is reasonably possible that a loss will occur. In certain matters, Bluegreen’s management is unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters, the claims are broad and the plaintiffs have not quantified or factually supported their claim.

9. Income Taxes

Bluegreen’s provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2016	2015

Federal:
Current	$22,262	$19,566
Deferred	18,499	18,608
	$40,761	$38,174

State and Other:
Current	$2,763	$4,223
Deferred	(3,352)	(86)
	(589)	4,137
Total	$40,172	$42,311

The reasons for the difference between Bluegreen’s provision for income taxes and the amount that results from applying the federal statutory tax rate to income before provision for income taxes relate to (in thousands):

	For the Year Ended December 31,
	2016	2015

Income tax expense at statutory rate	$40,293	$39,416
Effect of state taxes, net of federal tax benefit	1,796	1,620
Effect of state rate changes on net deferred liabilities	(1,631)	1,335
Change in valuation allowance	(549)	(47)
Other	263	(13)

Total	$40,172	$42,311

Bluegreen’s deferred income taxes consist of the following components (in thousands):

	As of December 31,
	2016	2015

Deferred federal and state tax liabilities (assets):
Installment sales treatment of VOI notes receivable	$152,074	$150,236
Deferred federal and state loss carryforwards/AMT credits (net of valuation allowance of $2.2 million and $2.7 million as of December 31, 2016 and 2015 , respectively)	(11,450)	(23,283)
Book reserves for loan losses and inventory	(40,714)	(39,873)
Tax under book depreciation	(2,924)	(2,618)
Deferral of VOI sales and costs under timeshare accounting rules	8,718	9,222
Real estate valuation	(13,463)	(18,778)
Intangible assets	23,353	23,503
Junior subordinated debentures	16,349	17,206
Other	(5,665)	(4,484)
Deferred income taxes	$126,278	$111,131

Total deferred federal and state tax liabilities	$200,494	$200,167
Total deferred federal and state tax assets	(74,216)	(89,036)
Deferred income taxes	$126,278	$111,131

As of December 31, 2016, Bluegreen had alternative minimum tax credit carryforwards of $2.7 million, which never expire, and state operating loss carryforwards of $280.7 million, which expire from 2017 through 2036.

Internal Revenue Code Section 382 addresses limitations on the use of net operating loss carryforwards following a change in ownership, as defined in Section 382. Bluegreen does not believe that any such ownership change occurred during 2016 or 2015. If Bluegreen’s interpretation were found to be incorrect, there would be significant limitations placed on these carryforwards, which would result in an increase in Bluegreen’s tax liability and negatively impact its results of operations.

Bluegreen and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions.  With certain exceptions, Bluegreen is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2014 for federal returns and 2012 for state returns.

Bluegreen’s effective income tax rate was approximately 35% and 38% during 2016 and 2015, respectively. Effective income tax rates for interim periods are based upon Bluegreen’s current estimated annual rate. Bluegreen’s annual effective income tax rate varies based upon the estimate of taxable earnings as well as on the mix of taxable earnings in the various states in which Bluegreen operates.

Bluegreen evaluates its tax positions based upon guidelines of ASC 740-10, Income Tax, which clarifies the accounting for uncertainty in tax positions. Based on an evaluation of uncertain tax provisions, Bluegreen is required to measure tax benefits based on the largest amount of benefit that is greater than 50% likely of being realized upon settlement. In accordance with Bluegreen’s accounting policy, Bluegreen recognizes interest and penalties related to unrecognized taxes as a component of general and administrative expenses. As of December 31, 2016 and 2015, respectively, Bluegreen did not recognize any interest or penalties related to ASC 740-10.

In August 2015, Bluegreen received notice from the Internal Revenue Service that its Income Tax Return for the year ended December 31, 2013 was selected for examination. In September 2015, the examination was extended to include the tax year ended December 31, 2012. In October 2015, the examination was further extended to include payroll taxes for the year ended December 31, 2013. In April 2016, Bluegreen received notification from the Internal Revenue Service that the 2013 payroll tax examination was closed with no adjustments. In May 2016, Bluegreen received notification from the Internal Revenue Service that the examination for the tax years ended December 2013 and December 2012 was closed with no adjustments.

Certain of Bluegreen’s other state filings are under routine examination. While there is no assurance as to the results of these audits, Bluegreen does not currently anticipate any material adjustments in connection with these examinations.

In May 2015, Woodbridge, Bluegreen’s parent company, and its members at the time, and Bluegreen and their respective subsidiaries entered into an Agreement to Allocate Consolidated Income Tax Liability and Benefits pursuant to which, among other customary terms and conditions, the parties agreed to file consolidated federal tax returns. Under the agreement, the parties calculate their respective income tax liabilities and attributes as if each of them was a separate filer.  If any tax attributes are used by another party to the agreement to offset its tax liability, the party providing the benefit will receive an amount for the tax benefits realized. Bluegreen paid BBX Capital or its affiliated entities $26.2 million and $19.2 million during 2016 and 2015, respectively, pursuant to the Agreement to Allocate Consolidated Income Tax Liability and Benefits.

10. Employee Retirement Savings Plan and Other Employee Matters

Bluegreen’s Employee Retirement Plan (the “Retirement Plan”) is an Internal Revenue Code Section 401(k) Retirement Savings Plan. Historically, all U.S.-based employees at least 21 years of age with at least three months of employment with Bluegreen are eligible to participate in the Retirement Plan. The Retirement Plan provides for an annual employer discretionary matching contribution. In December 2013, Bluegreen approved a basic matching contribution equal to 100% of each participant’s contributions not exceeding 3% of each participant’s compensation, plus 50% of the participant’s contributions in excess of 3% but not in excess of 5% of the participant’s compensation. Further, Bluegreen may make additional discretionary matching contributions not to exceed 4% of each participant’s compensation. During the years ended December 31, 2016 and 2015, expenses recorded for Bluegreen’s contributions to the Bluegreen Retirement Plan totaled $5.0 million and $4.8 million, respectively.

11. Related Party Transactions

As described in Note 1, Woodbridge, which is the sole shareholder of Bluegreen, is currently a wholly-owned subsidiary of BBX Capital. BBX Capital may be deemed to be controlled by Alan B. Levan, Chairman of BBX Capital, and John E. Abdo, Vice Chairman of BBX Capital. Together, Messrs. Levan and Abdo may be deemed to beneficially own shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 76% of BBX Capital’s total voting power. Mr. Levan served as Chairman of Bluegreen and BBX Capital until his resignation from such positions during 2015. Mr. Abdo was appointed as Mr. Levan’s successor as Chairman of Bluegreen.

From 2013 until January 2016, BBX Capital’s employees were provided health insurance under policies maintained by Bluegreen. BBX Capital reimbursed Bluegreen at cost, which was approximately $0.2 million and $1.3 million during the years ended December 31, 2016 and 2015, respectively. BBX Capital established its own health insurance policies starting in January 1, 2016.

In April 2015, pursuant to a Loan Agreement and Promissory Note, BSF provided an $80.0 million loan to BBX Capital. Amounts outstanding on the loan bore interest at a rate of 10% per annum until July 2017 when the interest rate was reduced to 6% per annum. Payments of interest are required on a quarterly basis, with all outstanding amounts being due and payable at the end of five years. BBX Capital is permitted to prepay the loan in whole or in part at any time, and prepayments will be required, to the extent necessary, in order for Bluegreen or its subsidiaries to remain in compliance with covenants under their outstanding indebtedness. During the years ended December 31, 2016 and December 31, 2015, Bluegreen recognized $8.0 million and $5.6 million, respectively, of interest income on the loan to BBX Capital.

Bluegreen paid or reimbursed BBX Capital or its affiliated entities $1.3 million and $1.4 million during 2016 and 2015, respectively, for management advisory, risk management, administrative and other services. Bluegreen accrued $0.2 million for the services described above in each of the years ended December 31, 2016 and 2015.

Bluegreen paid dividends of $70.0 million and $54.4 million to Woodbridge, its parent company, during 2016 and 2015, respectively.

See also the description of the Agreement to Allocate Consolidated Income Tax Liability and Benefits under Note 9 above.

12. Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system or regulatory environment.

The information provided for segment reporting is obtained from internal reports utilized by management of Bluegreen. The presentation and allocation of results of operations may not reflect the actual economic costs of the segments as standalone businesses. Management does not evaluate the balance sheet by segment. If a different basis of allocation were utilized, the relative contributions of the segments might differ but the relative trends in the segments’ operating results would, in management’s view, likely not be impacted.

For the years ended December 31, 2016 and 2015, Bluegreen reported its results of operations through two reportable segments:

Sales of VOIs and financing – Bluegreen markets and sells VOIs that it owns. Additionally, Bluegreen also sells VOIs through fee-for-service agreements with third-party developers. Related to the sales of the VOIs that Bluegreen owns, Bluegreen provides consumer financing, which generates interest income for Bluegreen. Bluegreen also generates revenues from providing title services through a wholly-owned subsidiary.

Resort operations and club management – Bluegreen provides management services to the Bluegreen Vacation Club and to a majority of the HOAs of the resorts within the Bluegreen Vacation Club. Bluegreen also manages the club reservation services, provides services to owners and performs billing and collections services to the Bluegreen Vacation Club and certain HOAs. Additionally, Bluegreen generates revenue from its Traveler’s PlusTM program, food and beverage and other retail operations. Bluegreen also earns commissions from providing rental services to third parties and fees from managing the construction activities of certain of its fee-based clients.

The table below sets forth Bluegreen’s segment information as of, and for the year ended, December 31, 2016 (in thousands):

	December 31, 2016
	Sales of VOIs and financing	Resort operations and club management	Corporate and other	Elimination	Segment Total
Revenues:

Sales of VOIs	$266,142	—	—	—	$266,142
Fee-based sales commission revenue	201,829	—	—	—	201,829
Other fee-based services revenue	13,838	89,610	—	—	103,448
Mortgage servicing revenue	3,793	—	—	(3,793)	-
Interest income	80,950	—	8,560	—	89,510
Other income, net	—	—	1,724	—	1,724
Total revenues	566,552	89,610	10,284	(3,793)	662,653

Costs and expenses:

Cost of VOIs sold	27,346	—	—	—	27,346
Net carrying cost of VOI inventory	6,847	—	—	(6,847)	-
Cost of other fee-based services	5,116	52,516	—	6,847	64,479
Selling, general and administrative expenses	340,063	—	72,652	2,312	415,027
Mortgage servicing expense	6,105	—	—	(6,105)	-
Interest expense	18,348	—	12,505	—	30,853
Total costs and expenses	403,825	52,516	85,157	(3,793)	537,705

Income (loss) before non-controlling interest and provision for income taxes	$162,727	$37,094	$(74,873)	$-	$124,948

Gain on assets held for sale	—	(1,383)
Add: depreciation	6,341	1,423

Segment Adjusted EBITDA	$169,068	$37,134

The table below sets forth Bluegreen’s segment information as of, and for the year ended, December 31, 2015 (in thousands):

	December 31, 2015
	Sales of VOIs and financing	Resort operations and club management	Corporate and other	Elimination	Segment Total
Revenues:

Sales of VOIs	$259,236	—	—	—	$259,236
Fee-based sales commission revenue	173,659	—	—	—	173,659
Other fee-based services revenue	14,283	83,256	—	—	97,539
Mortgage servicing revenue	2,660	—	—	(2,660)	-
Interest income	78,323	—	6,008	—	84,331
Other income, net	—	—	2,883	—	2,883
Total revenues	528,161	83,256	8,891	(2,660)	617,648

Costs and expenses:

Cost of VOIs sold	22,884	—	—	—	22,884
Net carrying cost of VOI Inventory	7,046	—	—	(7,046)	-
Cost of other fee-based services	4,896	49,000	—	7,046	60,942
Selling, general and administrative expenses	307,754	—	63,166	2,884	373,804
Mortgage servicing expense	5,544	—	—	(5,544)	-
Interest expense	20,308	—	15,390	—	35,698
Total costs and expenses	368,432	49,000	78,556	(2,660)	493,328

Income (loss) before non-controlling interest and provision for income taxes	$159,729	$34,256	$(69,665)	$-	$124,320

Add: depreciation	5,985	1,372

Segment Adjusted EBITDA	$165,714	$35,628

13. Subsequent Events

In May 2017, Bluegreen paid dividends totaling $20.0 million to Woodbridge, its parent company.

On May 19, 2017, Bluegreen’s VOI notes receivable purchase facility with DZ, and, at that time, BB&T which permits maximum outstanding financings of $80.0 million, was amended and restated to extend the advance period from December 2017 to December 2019 and increase the advance rate with respect to VOI notes receivable securing amounts financed from 75% to 80%. In connection with, the amendment and restatement, KeyBank National Association (“KeyBank”) replaced BB&T as a funding agent. The facility (the “KeyBank/DZ Purchase Facility”) will mature and all outstanding amounts will become due 36 months after the revolving advance period has expired, or earlier under certain circumstances set forth in the facility. Interest on amounts outstanding under the facility is tied to an applicable index rate of the LIBOR rate, in the case of amounts funded by KeyBank (including amounts previously funded by BB&T), and a cost of funds rate or commercial paper rates, in the case of amounts funded by or through DZ. The interest rate under the facility equals the applicable index rate plus 2.75% until the expiration of the revolving advance period and thereafter will equal the applicable index rate plus 4.75%. Subject to the terms of the facility, Bluegreen will receive the excess cash flows generated by the VOI notes receivable sold (excess meaning after payments of customary fees, interest and principal under the facility) until the expiration of the VOI notes receivable advance period, at which point all of the excess cash flow will be paid to the note holders until the outstanding balance is reduced to zero. While ownership of the VOI notes receivable included in the facility is transferred and sold for legal purposes, the transfer of these VOI notes receivable is accounted for as a secured borrowing for financial reporting purposes. The facility is nonrecourse and is not guaranteed by Bluegreen.

On June 6, 2017, Bluegreen completed a private offering and sale of approximately $120.2 million of investment-grade, VOI receivable-backed notes (the "2017 Term Securitization"). The 2017 Term Securitization consisted of the issuance of two tranches of VOI receivable-backed notes (the “Notes”): approximately $88.8 million of Class A notes and approximately $31.4 million of Class B notes with note interest rates of 2.95% and 3.59%, respectively, which blended to an overall weighted average note interest rate of approximately 3.12%. The gross advance rate for this transaction was 88%. The Notes mature in October 2032.

The amount of the VOI notes receivable sold or to be sold to BXG Receivables Note Trust 2017 (the “Trust”) is $136.5 million, and is expected to be sold to the Trust by October 4, 2017. The gross proceeds of such sales to the Trust were $120.2 million. A portion of the proceeds received was used to: repay KeyBank and DZ $32.3 million, representing all amounts outstanding (including accrued interest) under the KeyBank/DZ Purchase Facility; repay Liberty Bank approximately $26.8 million (including accrued interest) under Bluegreen's existing facility with Liberty Bank; capitalize a reserve fund; and pay fees and expenses associated with the transaction. In April 2017, Bluegreen, as servicer, redeemed the notes related to BXG Receivables Note Trust 2010-A for approximately $10.0 million, and certain of the VOI notes receivable in such trust were sold to the Trust in connection with, the 2017 Term Securitization. The remainder of the gross proceeds from the 2017 Term Securitization were or are expected to be used by Bluegreen for general corporate purposes.

While ownership of the VOI notes receivable included in the 2017 Term Securitization is transferred and sold for legal purposes, the transfer of these VOI notes receivable is accounted for as a secured borrowing for financial accounting purposes. Accordingly, no gain or loss was recognized as a result of this transaction. Subject to the performance of the collateral, Bluegreen will receive any excess cash flows generated by the VOI notes receivable transferred under the 2017 Term Securitization (excess meaning after payments of customary fees, interest, and principal under the 2017 Term Securitization) on a pro-rata basis as borrowers make payments on their VOI notes receivable.

On August 24, 2016, Whitney Paxton and Jeff Reeser filed a lawsuit against Bluegreen Vacations Unlimited, Inc. (“BVU”), a wholly-owned subsidiary of Bluegreen, and certain employees of BVU, seeking to establish a class action of formed and current employees of BVU alleging violations of plaintiffs’ rights under the Fair Labor Standards Act of 1938 (the “FSLA”) and breach of contract. The lawsuit also alleges that BVU terminated plaintiff Whitney Paxton as retaliation for her complaints about violations of the FSLA. The lawsuit seeks damages in the amount of the unpaid compensation owed to plaintiffs. On July 27, 2017, a magistrate judge entered a report and recommendation to conditionally certify collective action and facilitate notice to potential class members be granted with respect to certain employees and denied as to others. Management believes that the lawsuit is without merit and intends to vigorously defend the action.

Subsequent events have been evaluated through August 17, 2017, the date the financial statements were available to be issued. As of this date there were no events identified that require recognition or disclosure, except as noted above.

              Shares

Common Stock

PROSPECTUS

            , 2017

Stifel

Credit Suisse

Neither we, the selling shareholder nor any of the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all the costs and expenses, other than underwriting discounts and commissions payable in connection with the offering contemplated by this Registration Statement. Except as otherwise noted, we will pay all of these amounts. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

* To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

The Florida Business Corporation Act (the “FBCA”) generally provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and the director’s breach of or failure to perform those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an unlawful distribution, (iv) in a proceeding by or in the right of the corporation or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

In addition, the FBCA provides that a Florida corporation has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), because he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The FBCA further provides that a Florida corporation has the power to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor because that person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors of the corporation, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification is authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification with regard to a proceeding by or in the right of the corporation is to be made in respect of any claim, issue or matter as to which such person has been found liable unless, and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

II-1

Under the FBCA, to the extent that a director, officer, employee or agent of a Florida corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Our Amended and Restated Articles of Incorporation and our Fourth Amended and Restated Bylaws contain indemnification provisions substantially similar to the above-described provisions of the FBCA relating to indemnification. In addition, we carry insurance permitted by the laws of the State of Florida for our directors, officers, employees and agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting in such capacities on our behalf, which acts may include liabilities under the Securities Act.

In the underwriting agreement to be entered into in connection with the sale of our common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and the selling shareholder against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

The following is a summary of our transactions since January 1, 2014 involving sales of our securities that were not registered under the Securities Act. Also included is the consideration, if any, received by us or our affiliates for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which we claimed an exemption from registration.

On June 6, 2017, we completed a private offering and sale of approximately $120.2 million of investment-grade, VOI receivable-backed notes, consisting of approximately $88.8 million of Class A notes and approximately $31.4 million of Class B notes with interest rates of 2.95% and 3.59%, respectively, which blended to an overall weighted average interest rate of approximately 3.12%. The amount of the VOI notes receivable sold or to be sold to BXG Receivables Note Trust 2017-A is approximately $136.5 million, approximately $117.0 million of which was sold to the trust at closing, $3.0 million of which was subsequently sold to the trust during June 2017 and $16.6 million of which is expected to be sold to the Trust by October 4, 2017.

On March 17, 2016, we completed a private offering and sale of $130.5 million of investment-grade, VOI receivable-backed notes, consisting of approximately $95.7 million of Class A notes and approximately $34.8 million of Class B notes with interest rates of 3.17% and 3.86%, respectively, which blended to an overall weighted-average interest rate of 3.35%. The gross advance rate for this transaction was 90%. The amount of the VOI notes receivable sold to BXG Receivable Note Trust 2016 was $145.0 million.

On January 29, 2015, we completed a private offering and sale of approximately $117.8 million of investment-grade, VOI receivable-backed notes, consisting of approximately $89.4 million of Class A notes and approximately $28.4 million of Class B notes with interest rates of 2.88% and 3.47%, respectively, which blended to an overall weighted average interest rate of approximately 3.02%. The amount of the VOI notes receivable sold to BXG Receivables Note Trust 2015-A was approximately $125.0 million.

All of the notes offered and sold in our 2017, 2016 and 2015 term securitization transactions described above were offered and sold to the initial purchasers in the transactions in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering, and were subsequently offered and sold by the initial purchasers only to qualified institutional buyers, in reliance on Rule 144A under the Securities Act, and outside the United States to non-U.S. investors pursuant to Regulation S.

Item 16.	Exhibits and Financial Statement Schedules

(a)   Exhibits. The exhibits to this Registration Statement are set forth under “Index to Exhibits” at the end of this Registration statement and are incorporated herein by reference.

II-2

(b)    Financial Statement Schedules. No financial statement schedules have been provided because they are not required or are not applicable or because the information is included in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on               , 2017.

Bluegreen Vacations Corporation

By:
Name: Shawn B. Pearson
Title: President and Chief Executive Officer

SIGNATURES AND POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Shawn B. Pearson and Anthony M. Puleo, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	President and Chief Executive Officer; Director	, 2017
Shawn B. Pearson

	Senior Vice President, Chief Financial Officer and Treasurer;	, 2017
Anthony M. Puleo	President, Bluegreen Treasury Services

	Senior Vice President and Chief Accounting Officer	, 2017
Adrienne Kelley

	Chairman of the Board of Directors	, 2017
Alan B. Levan

	Vice Chairman of the Board of Directors	, 2017
John E. Abdo

	Director	, 2017
James R. Allmand, III

	Director	, 2017
Norman H. Becker

	Director	, 2017
Lawrence A. Cirillo

	Director	, 2017
Jarett S. Levan

	Director	, 2017
Mark A. Nerenhausen

	Director	, 2017
Arnold Sevell

	Director	, 2017
Orlando Sharpe

	Director	, 2017
Seth M. Wise

II-4

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering
3.2*	Form of Fourth Amended and Restated Bylaws of the Registrant, to be effective immediately prior to the completion of this offering
4.1*	Specimen Common Stock Certificate of the Registrant
5.1*	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
10.1	Amended and Restated Trust Agreement among Bluegreen Corporation as Depositor, JPMorgan Chase Bank, National Association as Property Trustee, Chase Bank USA, National Association as Delaware Trustee and the Administrative Trustees Named Therein as Administrative Trustees dated as of March 15, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 10, 2005)
10.2	Junior Subordinated Indenture between Bluegreen Corporation and JPMorgan Chase Bank, National Association as Trustee dated as of March 15, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 10, 2005)
10.3	Amended and Restated Trust Agreement among Bluegreen Corporation as Depositor, Wilmington Trust Company as Property Trustee, Wilmington Trust Company as Delaware Trustee and the Administrative Trustees Named Therein as Administrative Trustees dated as of May 4, 2005 (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 10, 2005)
10.4	Junior Subordinated Indenture between Bluegreen Corporation and Wilmington Trust Company as Trustee dated as of May 4, 2005 (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 10, 2005)
10.5	Amended and Restated Trust Agreement among Bluegreen Corporation as Depositor, Wilmington Trust Company as Property Trustee, Wilmington Trust Company as Delaware Trustee and the Administrative Trustees, dated as of May 10, 2005 (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 9, 2005)
10.6	Junior Subordinated Indenture between Bluegreen Corporation and Wilmington Trust Company as Trustee dated as of May 10, 2005 (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 9, 2005)
10.7	Amended and Restated Trust Agreement among Bluegreen Corporation as Depositor, Wilmington Trust Company as Property Trustee and Delaware Trustee, and various Administrative Trustees, dated as of February 26, 2007 (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed on March 1, 2007)
10.8	Junior Subordinated Indenture between Bluegreen Corporation and Wilmington Trust Company as Trustee, dated as of February 26, 2007 (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed on March 1, 2007)
10.9	Amended and Restated Trust Agreement among Bluegreen Corporation as Depositor, Wilmington Trust Company as Property Trustee and Delaware Trustee and various Administrative Trustees, dated April 24, 2006 (incorporated by reference to Exhibit 10.61 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006)
10.10	Junior Subordinated Indenture between Bluegreen Corporation and Wilmington Trust Company as Trustee dated as of April 24, 2006 (incorporated by reference to Exhibit 10.62 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006)
10.11	Trust Agreement of Bluegreen Statutory Trust V among Bluegreen Corporation as Depositor, Wilmington Trust Company as Trustee and Property Trustee, dated as of July 19, 2006 (incorporated by reference to Exhibit 10.63 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed on August 9, 2006)
10.12	Amended and Restated Trust Agreement among Bluegreen Corporation as Depositor, Wilmington Trust Company as Property Trustee and Delaware Trustee, and various Administrative Trustees, dated as of July 21, 2006 (Bluegreen Statutory Trust V) (incorporated by reference to Exhibit 10.64 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed on August 9, 2006)

II-5

10.13	Junior Subordinated Indenture between Bluegreen Corporation and Wilmington Trust Company as Trustee, dated as of July 21, 2006 (incorporated by reference to Exhibit 10.65 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed on August 9, 2006)
10.14	Bluegreen Corporation’s Retirement Savings Plan (incorporated by reference to Exhibit 10.81 to the Registrant’s Annual Report on Form 10-K for the year ended March 31, 2002 filed on July 1, 2002)
10.15	Mandatory Distribution Amendment to Bluegreen Corporation’s Retirement Savings Plan dated as of March 28, 2005 (incorporated by reference to Exhibit 10.82 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006)
10.16	Sale Agreement by and among Bluegreen Corporation, BXG Timeshare Trust I as Seller and BXG Legacy 2010 LLC as Issuer dated August 1, 2010 (incorporated by reference to Exhibit 10.200 to the Registrant’s Current Report on Form 8-K filed on September 7, 2010)
10.17	BXG Receivable Note Trust 2010-A, Standard Definitions, dated as of November 15, 2010 (incorporated by reference to Exhibit 10.100 to the Registrant’s Current Report on Form 8-K filed on December 21, 2010)
10.18	Indenture between BXG Receivable Note Trust 2010-A as Issuer, Bluegreen Corporation as Servicer, Vacation Trust, Inc. as Club Trustee, Concord Servicing Corporation as Backup Servicer and U.S. Bank National Association as Indenture Trustee, Paying Agent and Custodian, dated November 15, 2010 (incorporated by reference to Exhibit 10.101 to the Registrant’s Current Report on Form 8-K filed on December 21, 2010)
10.19	Sale Agreement by and among BRFC 2010-A LLC as Depositor and BXG Note Trust 2010-A as Issuer dated November 15, 2010 (incorporated by reference to Exhibit 10.102 to the Registrant’s Current Report on Form 8-K filed on December 21, 2010)
10.20	Transfer Agreement by and among Bluegreen Corporation, BXG Timeshare Trust I as Seller and BRFC 2010-A LLC as Depositor, dated November 15, 2010 (incorporated by reference to Exhibit 10.103 to the Registrant’s Current Report on Form 8-K filed on December 21, 2010)
10.21	Purchase and Contribution Agreement by and among Bluegreen Corporation as Seller and BRFC 2010-A LLC as Depositor, dated November 15, 2010 (incorporated by reference to Exhibit 10.104 to the Registrant’s Current Report on Form 8-K filed on December 21, 2010).
10.22	Amended and Restated Operating Agreement of Bluegreen/Big Cedar Vacations, LLC dated as of December 31, 2007 (incorporated by reference to Exhibit 10.301 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 3, 2008)
10.23	First Amendment to Amended and Restated Operating Agreement of Bluegreen/Big Cedar Vacations, LLC dated as of October 1, 2010 (incorporated by reference to Exhibit 10.105 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 10, 2010)
10.24*	Second Amendment to Amended and Restated Operating Agreement of Bluegreen/Big Cedar Vacations, LLC dated as of August 31, 2016
10.25	Amended and Restated Marketing and Promotions Agreement by and among Bass Pro and affiliates and Bluegreen Corporation and affiliates, dated as of December 31, 2007 (incorporated by reference to Exhibit 10.302 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 3, 2008)
10.26	First Amendment to Amended and Restated Marketing and Promotions Agreement by and among Bass Pro and affiliates and Bluegreen and affiliates, dated as of June 26, 2010 (incorporated by reference to Exhibit 10.103 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 10, 2010)
10.27	Second Amendment to Amended and Restated Marketing and Promotions Agreement by and among Bass Pro and affiliates and Bluegreen and affiliates, dated as of October 1, 2010 (incorporated by reference to Exhibit 10.104 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 10, 2010)
10.28	Amended and Restated Administrative Services Agreement dated as of December 31, 2006 by and among Bluegreen/Big Cedar Vacations, LLC, Bluegreen Vacations Unlimited, Inc. and Big Cedar LLC (incorporated by reference to Exhibit 10.303 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 3, 2008)
10.29	First Amendment to Amended and Restated Administrative Services Agreement of Bluegreen/Big Cedar Vacations, LLC dated as of October 1, 2010 (incorporated by reference to Exhibit 10.107 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 10, 2010)

II-6

10.30	Amended and Restated Servicing Agreement dated as of December 31, 2006 by and among Bluegreen Corporation, Bluegreen/Big Cedar Vacations, LLC and Big Cedar LLC (incorporated by reference to Exhibit 10.304 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 3, 2008)
10.31	Contribution Agreement dated as of June 16, 2000 by and between Bluegreen Vacations Unlimited, Inc. and Big Cedar LLC (incorporated by reference to Exhibit 10.204 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2000 filed on August 16, 2000)
10.32	First Amendment to Amended and Restated Servicing Agreement of Bluegreen/Big Cedar Vacations, LLC dated as of October 1, 2010 (incorporated by reference to Exhibit 10.106 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 10, 2010)
10.33*	Lease with Option to Purchase dated as of May 9, 2017, by and between Bluegreen/Big Cedar Vacations, LLC and Big Cedar, LLC
10.34	Loan Sale and Servicing Agreement by and among BRFC – Q 2010 LLC as Seller, Quorum Federal Credit Union as Buyer, Vacation Trust, Inc. as Club Trustee, U.S. Bank National Association as Custodian and Paying Agent, Bluegreen Corporation as Servicer and Concord Servicing Corporation as Backup Servicer, dated as of December 22, 2010 (incorporated by reference to Exhibit 10.100 to the Registrant’s Current Report on Form 8-K filed on December 29, 2010)
10.35	BRFC – Q 2010 LLC, Standard Definitions, dated as of December 22, 2010 (incorporated by reference to Exhibit 10.101 to the Registrant’s Current Report on Form 8-K filed on December 29, 2010)
10.36	Purchase and Contribution Agreement by and among Bluegreen Corporation and BRFC – Q 2010 LLC, dated December 22, 2010 (incorporated by reference to Exhibit 10.102 to the Registrant’s Current Report on Form 8-K filed on December 29, 2010)
10.37*	Omnibus Amendment, dated as of May 3, 2011, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.38	First Commitment Amendment to Loan Sale and Servicing Agreement, effective as of March 27, 2012, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer (incorporated by reference to Exhibit 10.104 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 filed on April 1, 2013)
10.39*	Second Commitment Amendment to Loan Sale and Servicing Agreement, effective as of January 31, 2013, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.40*	Third Commitment Amendment to Loan Sale and Servicing Agreement, effective as of April 1, 2014, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.41*	First General Amendment to Loan Sale and Servicing Agreement, effective as of April 1, 2014, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.42*	Fourth Commitment Amendment to Loan Sale and Servicing Agreement, effective as of November 1, 2014, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.43*	Fifth Commitment Amendment to Loan Sale and Servicing Agreement, effective as of December 23, 2014, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.44*	Omnibus Amendment No. 2, dated as of June 30, 2015, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer

II-7

10.45*	Sixth Commitment Amendment to Loan Sale and Servicing Agreement, effective as of July 1, 2015, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.46*	Seventh Commitment Amendment to Loan Sale and Servicing Agreement, effective as of September 1, 2016, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.47*	Omnibus Amendment No. 3, dated as of June 30, 2016, by and among BRFC-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.48*	Commitment Purchase Period Terms Letter; Terms Governing Sale of Timeshare Loans, effective as of June 30, 2016, by BRFC-Q 2010 LLC as seller to Quorum Federal Credit Union as buyer
10.49	Loan Sale and Servicing Agreement by and among BBCV Receivables - Q 2010 LLC as Seller, Quorum Federal Credit Union as Buyer, Vacation Trust, Inc. as Club Trustee, U.S. Bank National Association as Custodian and Paying Agent, Bluegreen Corporation as Servicer and Concord Servicing Corporation as Backup Servicer, dated as of December 22, 2010 (incorporated by reference to Exhibit 10.103 to the Registrant’s Current Report on Form 8-K filed on December 29, 2010)
10.50	BBCV Receivables – Q 2010 LLC, Standard Definitions, dated as of December 22, 2010 (incorporated by reference to Exhibit 10.104 to the Registrant’s Current Report on Form 8-K filed on December 29, 2010)
10.51	Purchase and Contribution Agreement by and among Bluegreen/Big Cedar Vacations, LLC and BBCV Receivables – Q 2010 LLC, dated December 22, 2010 (incorporated by reference to Exhibit 10.105 to the Registrant’s Current Report on Form 8-K filed on December 29, 2010)
10.52*	Omnibus Amendment to Loan Sale and Servicing Agreement, dated as of May 3, 2011, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.53*	Omnibus Amendment No. 2 to Loan Sale and Servicing Agreement, dated as of February 7, 2012, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.54	First Commitment Amendment to Loan Sale and Servicing Agreement, effective as of March 27, 2012, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer (incorporated by reference to Exhibit 10.102 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 filed on April 1, 2013)
10.55*	Second Commitment Amendment to Loan Sale and Servicing Agreement, effective as of January 31, 2013, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.56*	Third Commitment Amendment to Loan Sale and Servicing Agreement, effective as of April 1, 2014, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.57*	First General Amendment to Loan Sale and Servicing Agreement, effective as of April 1, 2014, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.58*	Fourth Commitment Amendment to Loan Sale and Servicing Agreement, effective as of November 1, 2014, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer

II-8

10.59*	Fifth Commitment Amendment to Loan Sale and Servicing Agreement, effective as of December 23, 2014, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.60*	Omnibus Amendment No. 3 to Loan Sale and Servicing Agreement, dated as of June 30, 2015, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.61*	Sixth Commitment Amendment to Loan Sale and Servicing Agreement, effective as of July 1, 2015, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.62*	Seventh Commitment Amendment to Loan Sale and Servicing Agreement, effective as of September 1, 2016, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.63*	Omnibus Amendment No. 4 to Loan Sale and Servicing Agreement, dated as of June 30, 2016, by and among BBCV Receivables-Q 2010 LLC, as seller, Quorum Federal Credit Union, as buyer, Vacation Trust, Inc., as Club Trustee, U.S. Bank National Association, as custodian and paying agent, Bluegreen Corporation, as servicer, and Concord Servicing Corporation, as backup servicer
10.64*	Commitment Purchase Period Terms Letter; Terms Governing Sale of Timeshare Loans, effective as of June 30, 2016, by BBCV Receivables-Q 2010 LLC as seller to Quorum Federal Credit Union as buyer
10.65	BXG Receivables Note Trust 2012-A, Standard Definitions (incorporated by reference to Exhibit 10.100 to the Registrant’s Current Report on Form 8-K filed on September 14, 2012)
10.66	Indenture between BXG Receivables Note Trust 2012-A as Issuer, Bluegreen Corporation as Servicer, Vacation Trust, Inc. as Club Trustee, Concord Servicing Corporation as Backup Servicer and U.S. Bank National Association, as Indenture Trustee, Paying Agent and Custodian, dated as of August 15, 2012 (incorporated by reference to Exhibit 10.101 to the Registrant’s Current Report on Form 8-K filed on September 14, 2012)
10.67	Sale Agreement by and among BRFC 2012-A LLC as Depositor and BXG Receivables Note Trust 2012-A as Issuer dated as of August 15, 2012 (incorporated by reference to Exhibit 10.102 to the Registrant’s Current Report on Form 8-K filed on September 14, 2012)
10.68	Transfer Agreement by and among Bluegreen Corporation, BXG Timeshare Trust I as Seller and BRFC 2012-A LLC as Depositor, dated as of August 15, 2012 (incorporated by reference to Exhibit 10.103 to the Registrant’s Current Report on Form 8-K filed on September 14, 2012)
10.69	Purchase and Contribution Agreement by and among Bluegreen Corporation, as Seller and BRFC 2012-A LLC as Depositor, dated as of August 15, 2012 (incorporated by reference to Exhibit 10.104 to the Registrant’s Current Report on Form 8-K filed on September 14, 2012)
10.70	Amended and Restated Loan Agreement, dated as of December 11, 2012, by and among Bluegreen Corporation, the Borrower, Liberty Bank, the Lenders, and Liberty Bank, the Administrative and Collateral Agent (incorporated by reference to Exhibit 10.100 to the Registrant’s Current Report on Form 8-K filed on December 17, 2012)
10.71*	Amended and Restated Receivables Loan Note, effective as of December 11, 2012, by Bluegreen Corporation in favor of Liberty Bank
10.72*	First Amendment to Amended and Restated Loan Agreement, dated as of December 6, 2013, by and among Bluegreen Corporation, the Borrower, Liberty Bank, the Lenders, and Liberty Bank, the Administrative and Collateral Agent
10.73*	Second Amendment to Amended and Restated Loan Agreement, dated as of November 19, 2015, by and among Bluegreen Corporation, the Borrower, Liberty Bank, the Lenders, and Liberty Bank, the Administrative and Collateral Agent
10.74	Note Purchase and Collateral Trust and Security Agreement by and among Bluegreen Corporation, Bluegreen Vacations Unlimited, Inc., Bluegreen Resorts Managements, Inc., and TFRI 2013-1 LLC as Obligors, Bluegreen Nevada, LLC as Guarantor, and US National Bank as Collateral Agent, Note Registrar and Paying Agent, and AIG Asset Management (U.S.) LLC as Designated Representative, dated March 26, 2013 (incorporated by reference to Exhibit 10.1 of BBX Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 (File No. 001-09071))
10.75	BXG Receivables Note Trust 2013-A, Standard Definitions (incorporated by reference to Exhibit 10.1 of BBX Capital Corporation’s Current Report on Form 8-K filed on October 2, 2013 (File No. 001-09071))

II-9

10.76	Indenture between BXG Receivables Note Trust 2013-A, as Issuer, Bluegreen Corporation, as Servicer, Vacation Trust, Inc. as Club Trustee, Concord Servicing Corporation, as Backup Servicer, and U.S. Bank National Association, as Indenture Trustee, Paying Agent and Custodian, dated as of September 15, 2013 (incorporated by reference to Exhibit 10.2 of BBX Capital Corporation’s Current Report on Form 8-K filed on October 2, 2013 (File No. 001-09071))
10.77	Sale Agreement by and among BRFC 2013-A LLC, as Depositor, and BXG Receivables Note Trust 2013-A, as Issuer, dated as of September 15, 2013 (incorporated by reference to Exhibit 10.3 of BBX Capital Corporation’s Current Report on Form 8-K filed on October 2, 2013 (File No. 001-09071))
10.78	Transfer Agreement by and among Bluegreen Corporation, BXG Timeshare Trust I, as Seller, and BRFC 2013-A LLC, as Depositor, dated as of September 15, 2013 (incorporated by reference to Exhibit 10.4 of BBX Capital Corporation’s Current Report on Form 8-K filed on October 2, 2013 (File No. 001-09071))
10.79	Purchase and Contribution Agreement by and among Bluegreen Corporation, as Seller and BRFC 2013-A LLC as Depositor, dated as of September 15, 2013 (incorporated by reference to Exhibit 10.5 of BBX Capital Corporation’s Current Report on Form 8-K filed on October 2, 2013 (File No. 001-09071))
10.80	Indenture, dated as of January 15, 2015, between BXG Receivables Note Trust 2015-A, as Issuer, Bluegreen Corporation, as Servicer, Vacation Trust, Inc. as Club Trustee, Concord Servicing Corporation, as Backup Servicer, and U.S. Bank National Association, as Indenture Trustee, Paying Agent and Custodian (incorporated by reference to Exhibit 10.1 of BBX Capital Corporation’s Current Report on Form 8-K filed on February 3, 2015 (File No. 001-09071)
10.81	Sale Agreement, dated as of January 15, 2015, by and among BRFC 2015-A LLC, as Depositor, and BXG Receivables Note Trust 2015-A, as Issuer (incorporated by reference to Exhibit 10.2 of BBX Capital Corporation’s Current Report on Form 8-K filed on February 3, 2015 (File No. 001-09071))
10.82	Transfer Agreement, dated as of January 15, 2015, by and among Bluegreen Corporation, BXG Timeshare Trust I, as Seller, and BRFC 2015-A LLC, as Depositor (incorporated by reference to Exhibit 10.3 of BBX Capital Corporation’s Current Report on Form 8-K filed on February 3, 2015 (File No. 001-09071))
10.83	Purchase and Contribution Agreement, dated as of January 15, 2015, by and among Bluegreen Corporation, as Seller, and BRFC 2015-A LLC, as Depositor (incorporated by reference to Exhibit 10.4 of BBX Capital Corporation’s Current Report on Form 8-K filed on February 3, 2015 (File No. 001-09071))
10.84	BXG Receivables Note Trust 2015-A, Standard Definitions (incorporated by reference to Exhibit 10.5 of BBX Capital Corporation’s Current Report on Form 8-K filed on February 3, 2015 (File No. 001-09071))
10.85*	Amended and Restated Loan and Security Agreement dated July 10, 2013, by and among Bluegreen Corporation, as Borrower, and CapitalSource Bank, as lender and the other lenders party thereto from time to time
10.86*	First Amendment to Amended and Restated Loan and Security Agreement dated December 6, 2013, by and among Bluegreen Corporation, as Borrower, and CapitalSource Bank, as lender
10.87	Second Amended and Restated Secured Promissory Note dated June 25, 2015, by and among Bluegreen Vacations Unlimited, Inc., as Borrower, and Pacific Western Bank, as successor-by-merger to CapitalSource Bank, as Lender (incorporated by reference to Exhibit 10.1 of BBX Capital Corporation’s Current Report on Form 8-K filed on June 30, 2015 (File No. 001-09071))
10.88	Second Amendment to Amended and Restated Loan and Security Agreement dated June 25, 2015, by and among Bluegreen Corporation, as Borrower, and Pacific Western Bank, as successor-by-merger to CapitalSource Bank, as lender (incorporated by reference to Exhibit 10.2 of BBX Capital Corporation’s Current Report on Form 8-K filed on June 30, 2015 (File No. 001-09071))
10.89*	Third Amendment to Amended and Restated Loan and Security Agreement dated October 24, 2016, by and among Bluegreen Corporation, as Borrower, and Pacific Western Bank, as successor-by-merger to CapitalSource Bank, as lender
10.90	Full Guaranty, dated September 30, 2010, by Bluegreen Corporation as guarantor, in favor of National Bank of Arizona as lender (incorporated by reference to Exhibit 10.102 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 10, 2010)
10.91	Third Amended and Restated Revolving Promissory Note (Hypothecation Facility) dated June 30, 2015, by and among Bluegreen / Big Cedar Vacations, LLC, as Borrower, and National Bank of Arizona, as Lender (incorporated by reference to Exhibit 10.1 of BBX Capital Corporation’s Current Report on Form 8-K filed on July 7, 2015 (File No. 001-09071))

II-10

10.92	First Amended and Restated Loan and Security Agreement (Hypothecation Facility) dated June 30, 2015, by and among Bluegreen / Big Cedar Vacations, LLC, as Borrower and National Bank of Arizona, as Lender (incorporated by reference to Exhibit 10.2 of BBX Capital Corporation’s Current Report on Form 8-K filed on July 7, 2015 (File No. 001-09071))
10.93	First Amended and Restated Promissory Note (Inventory Loan) dated June 30, 2015, by and among Bluegreen / Big Cedar Vacations, LLC, as Borrower, and National Bank of Arizona, as Lender (incorporated by reference to Exhibit 10.3 of BBX Capital Corporation’s Current Report on Form 8-K filed on July 7, 2015 (File No. 001-09071))
10.94	First Amended and Restated Loan Agreement (Inventory Loan) dated June 30, 2015, by and among Bluegreen / Big Cedar Vacations, LLC, as Borrower, and National Bank of Arizona, as Lender (incorporated by reference to Exhibit 10.4 of BBX Capital Corporation’s Current Report on Form 8-K filed on July 7, 2015 (File No. 001-09071))
10.95	Loan Agreement and Promissory Note, dated April 17, 2015, between BBX Capital Corporation (formerly BFC Financial Corporation) and Bluegreen Specialty Finance, LLC (incorporated by reference to Exhibit (b)(1) to Amendment No. 2 of the Schedule TO-T filed by BBX Capital Corporation with the Securities and Exchange Commission on April 22, 2015)
10.96*	Letter Agreement, dated as of July 19, 2017, amending the Loan Agreement and Promissory Note between BBX Capital Corporation and Bluegreen Specialty Finance, LLC
10.97	Tax Sharing Agreement dated as of May 8, 2015, by and among BFC Financial Corporation, BBX Capital and Bluegreen (incorporated by reference to Exhibit 10.2 of BBX Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 (File No. 001-09071))
10.98	Indenture dated as of March 17, 2016, between BXG Receivables Note Trust 2016-A, as Issuer, Bluegreen Corporation, as Servicer, Vacation Trust, Inc., as Club Trustee, Concord Servicing Corporation, as Backup Servicer, and U.S. Bank National Association, as Indenture Trustee, Paying Agent and Custodian (incorporated by reference to Exhibit 10.1 to BBX Capital Corporation’s Current Report on Form 8-K filed on March 23, 2016 (File No. 001-09071))
10.99	Sale Agreement, dated as of March 17, 2016, by and among BRFC 2016-A LLC, as Depositor, and BXG Receivables Note Trust 2016-A, as Issuer (incorporated by reference to Exhibit 10.2 to BBX Capital Corporation’s Current Report on Form 8-K filed on March 23, 2016 (File No. 001-09071))
10.100	Transfer Agreement, dated as of March 17, 2016, by and among Bluegreen Corporation, BXG Timeshare Trust I, as Seller, and BRFC 2016-A LLC, as Depositor (incorporated by reference to Exhibit 10.3 to BBX Capital Corporation’s Current Report on Form 8-K filed on March 23, 2016 (File No. 001-09071))
10.101	Purchase and Contribution Agreement, dated as of March 17, 2016, by and among Bluegreen Corporation, as Seller, and BRFC 2016-A LLC, as Depositor (incorporated by reference to Exhibit 10.4 to BBX Capital Corporation’s Current Report on Form 8-K filed on March 23, 2016 (File No. 001-09071))
10.102	BXG Receivables Note Trust 2016-A, Standard Definitions (incorporated by reference to Exhibit 10.5 to BBX Capital Corporation’s Current Report on Form 8-K filed on March 23, 2016 (File No. 001-09071))
10.103	Amended and Restated Credit Agreement dated as of December 16, 2016, by and among Bluegreen Corporation, as Borrower and Fifth Third Bank, as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.1 to BBX Capital Corporation’s Current Report on Form 8-K filed on December 22, 2016 (File No. 001-09071))
10.104	Amended and Restated Security Agreement, dated as of December 16, 2016, by and among Bluegreen Corporation, as Borrower, Bluegreen Vacations Unlimited, Inc. and Bluegreen Resorts Management, Inc. as Grantors, and Fifth Third Bank, as Administrative Agent (incorporated by reference to Exhibit 10.2 to BBX Capital Corporation’s Current Report on Form 8-K filed on December 22, 2016 (File No. 001-09071))
10.105	Second Amended and Restated Purchase and Contribution Agreement, dated as of May 1, 2017, between Bluegreen Corporation and Bluegreen Timeshare Finance I (incorporated by reference to BBX Capital Corporation’s Exhibit 10.1 to Current Report on Form 8-K filed on May 24, 2017 (File No. 001-09071))
10.106	Second Amended and Restated Sale Agreement, dated as of May 1, 2017, between Bluegreen Timeshare Finance I and BXG Timeshare Trust I (incorporated by reference to BBX Capital Corporation’s Exhibit 10.2 to Current Report on Form 8-K filed on May 24, 2017 (File No. 001-09071))

II-11

10.107	Sixth Amended and Restated Indenture, dated as of May 1, 2017, among BXG Timeshare Trust I, Bluegreen Corporation, Vacation Trust, Inc., Concord Servicing Corporation, U.S. Bank National Association, KeyBank National Association and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main (incorporated by reference to BBX Capital Corporation’s Exhibit 10.3 to Current Report on Form 8-K filed on May 24, 2017 (File No. 001-09071))
10.108	Sixth Amended and Restated Note Funding Agreement, dated as of May 1, 2017, by and among Bluegreen Corporation, BXG Timeshare Trust I, Bluegreen Timeshare Finance Corporation I, the purchasers from time to time parties thereto and KeyBank National Association and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main (incorporated by reference to BBX Capital Corporation’s Exhibit 10.4 to Current Report on Form 8-K filed on May 24, 2017 (File No. 001-09071))
10.109	Second Amended and Restated Trust Agreement, dated as of May 19, 2017, by and among Bluegreen Timeshare Finance I, GSS Holdings, Inc. and Wilmington Trust Company (incorporated by reference to BBX Capital Corporation’s Exhibit 10.5 to Current Report on Form 8-K filed on May 24, 2017 (File No. 001-09071))
10.110	Seventh Amended and Restated Standard Definitions to the Transaction Documents (incorporated by reference to BBX Capital Corporation’s Exhibit 10.6 to Current Report on Form 8-K filed on May 24, 2017 (File No. 001-09071))
10.111	Indenture, dated as of June 6, 2017, between BXG Receivables Note Trust 2017-A, as Issuer, Bluegreen Corporation, as Servicer, Vacation Trust, Inc. as Club Trustee, Concord Servicing Corporation, as Backup Servicer, and U.S. Bank National Association, as Indenture Trustee, Paying Agent and Custodian (incorporated by reference to BBX Capital Corporation’s Exhibit 10.1 to Current Report on Form 8-K filed on June 9, 2017 (File No. 001-09071))
10.112	Sale Agreement, dated as of June 6, 2017, by and among BRFC 2017-A LLC, as Depositor, and BXG Receivables Note Trust 2017-A, as Issuer (incorporated by reference to BBX Capital Corporation’s Exhibit 10.2 to Current Report on Form 8-K filed on June 9, 2017 (File No. 001-09071))
10.113	Transfer Agreement, dated as of June 6, 2017, by and among Bluegreen Corporation, BXG Timeshare Trust I, as Seller, and BRFC 2017-A LLC, as Depositor (incorporated by reference to BBX Capital Corporation’s Exhibit 10.3 to Current Report on Form 8-K filed on June 9, 2017 (File No. 001-09071))
10.114	Purchase and Contribution Agreement, dated as of June 6, 2017, by and among Bluegreen Corporation, as Seller, and BRFC 2017-A LLC, as Depositor (incorporated by reference to BBX Capital Corporation’s Exhibit 10.4 to Current Report on Form 8-K filed on June 9, 2017 (File No. 001-09071))
10.115	BXG Receivables Note Trust 2017-A, Standard Definitions (incorporated by reference to BBX Capital Corporation’s Exhibit 10.5 to Current Report on Form 8-K filed on June 9, 2017 (File No. 001-09071))
10.116*	Employment Agreement between Bluegreen Corporation and Anthony M. Puleo, dated June 15, 2015
10.117*	Employment Agreement between Bluegreen Corporation and David L. Pontius, dated June 15, 2015
10.118*	Employment Agreement between Bluegreen Corporation and David A. Bidgood, dated June 15, 2015
10.119*	Bluegreen Corporation 2011 Long Term Incentive Plan, as amended and restated
10.120	Form of Award Agreement under Bluegreen Corporation 2011 Long Term Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.100 to Current Report on Form 8-K filed on November 1, 2011)
10.121*	Bluegreen Corporation 2015 Senior Executive Leadership Profit Sharing Plan
10.122*	Form of Award Agreement under Bluegreen Corporation 2015 Senior Executive Leadership Profit Sharing Plan
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Grant Thornton LLP
23.2*	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (contained in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page hereto)
*	To be filed by amendment.

II-12